As filed with the Securities and Exchange Commission on July 9, 2010
Registration No. 333-167325
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
LPL Investment Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware	6200	20-3717839
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
One Beacon Street, Boston, MA 02108
(617) 423-3644
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Mark S. Casady
Stephanie L. Brown
LPL Investment Holdings Inc.
One Beacon Street, Boston, MA 02108
(617) 423-3644
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Julie H. Jones, Esq. Keith F. Higgins, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 Telephone (617) 951-7000 Fax (617) 951-7050	William F. Gorin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone (212) 225-2000 Fax (212) 225-3999

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 9, 2010.

          Shares

Common Stock

This is an initial public offering of common stock of LPL Investment Holdings Inc.

LPL Investment Holdings Inc. is offering           shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional           shares. LPL Investment Holdings Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $      and $     . LPL Investment Holdings Inc. intends to list the common stock on the NASDAQ Global Select Market under the symbol “LPLA.”

See “Risk Factors” on page 14 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to LPL Investment Holdings Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional          shares from          at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2010.

Goldman, Sachs & Co.	Morgan Stanley

BofA Merrill Lynch	J.P. Morgan

Prospectus dated          , 2010.

Our Commitment Creed

Whether supporting a financial advisor, a program manager at a financial institution, or a broker/dealer using our customized clearing services, LPL Financial enables our customers to create and grow highly profitable businesses by providing them with the services and tools to meet the needs of their clients.

- Our customers are the most important people to our company.
- Our customers are not an interruption of our work. They are the purpose of it. We appreciate every day the opportunity to earn their business.
- Our customers share our commitment to excellence and encourage us to innovate.
- We are 100 percent committed to our customers' growth, passionate about their success, and exceedingly proud to be their partner.
- Our customers rely on us to help them prosper. It is our job to do so profitably.

LPL Financial

Member FINRA/SIPC

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

MARKET, RANKING AND OTHER INDUSTRY DATA

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies or published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. These estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

We refer to Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per share in this prospectus summary and elsewhere in this prospectus. For the definitions of Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per share, an explanation of why we present these metrics and a description of the limitations of these non-GAAP measures, as well as a reconciliation to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Growth.”

When we use the terms “we,” “us,” “our,” “LPL” or the “company,” we mean LPL Investment Holdings Inc., a Delaware corporation, and its consolidated subsidiaries, including LPL Financial Corporation (“LPL Financial”), taken as a whole, as well as the predecessor entity LPL Holdings, Inc. (“predecessor”), unless the context otherwise indicates.

Overview

We provide an integrated platform of proprietary technology, brokerage and investment advisory services to over 12,000 independent financial advisors and financial advisors at financial institutions (our “advisors”) across the country, enabling them to successfully service their retail investors with unbiased, conflict-free financial advice. In addition, we support over 4,000 financial advisors with customized clearing, advisory platforms and technology solutions. Our singular focus is to support our advisors with the front, middle and back-office support they need to serve the large and growing market for independent investment advice, particularly in the mass affluent market (which we define as investors with $100,000 — $1,000,000 in investable assets). We believe we are the only company that offers advisors the unique combination of an integrated technology platform, comprehensive self-clearing services and full open architecture access to leading financial products, all delivered in an environment unencumbered by conflicts from product manufacturing, underwriting or market making.

For over 20 years we have served the independent advisor market. We currently support the largest independent advisor base and the fifth largest overall advisor base in the United States. Through our advisors, we are also one of the largest distributors of financial products in the United States. Our scale is a substantial competitive advantage and enables us to more effectively attract and retain advisors. Our unique model allows us to invest more resources in our advisors, increasing their revenues and creating a “virtuous cycle” of growth. We are headquartered in Boston and currently have over 2,400 employees in our Boston, Charlotte and San Diego locations.

Market Opportunity and Industry Background

The market our advisors serve is significant and expanding. According to the Federal Reserve, U.S. household and non-profit organization financial assets totaled $45.1 trillion as of December 31, 2009, up from $41.7 trillion at December 31, 2008 and $38.9 trillion at December 31, 2004. In addition, according to Cerulli Associates, a research and consulting firm specializing in the financial services industry, $8.5 trillion of retail assets were professionally managed as of December 31, 2008, up from $6.8 trillion as of December 31, 2003. Finally, 58% of all U.S. households utilized a financial advisor in 2008.

Cerulli Associates divides the retail advisor market into six broad channels: the two independent channels that we serve (independent and registered investment advisors (“RIAs”)) and four employee model or captive channels (insurance, wirehouse, regional and bank). During the period from 2004 to 2008, the independent channels experienced substantial growth on both an absolute and relative basis, taking market share from the captive channels. According to Cerulli Associates, the independent channels’ market share by number of advisors increased from 40% in 2004 to 43% in 2008. In 2008, over 132,000 independent financial advisors managed $2.7 trillion in client assets, representing 33% of total retail advisor client assets.

Cerulli Associates forecasts that total U.S. assets under management will grow 29% from 2008 to 2012 due to factors such as the retirement of the baby boomer generation as well as the continued growth of individual retirement account rollovers. During the same period, Cerulli Associates estimates that the independent channels’ market share by number of advisors will grow by seven percentage points to 50%, and market share by client assets will grow six percentage points to 39%.

We believe there are several key factors driving the growth of the independent channels. Investors in the mass affluent market, and increasingly in the high net worth market, are seeking unbiased, conflict-free advice. The number of advisors electing to leave the large financial institutions to become independent financial advisors has accelerated over the last several years in part because of the ongoing consolidation among the captive platforms, particularly among the wirehouses. Finally, many advisors have entrepreneurial aspirations and are attracted to the flexibility, control and compelling economics inherent in the independent financial advisor model.

Our Business

With our focus and scale, we are not only a beneficiary of the secular shift among advisors toward independence, but an active catalyst of this trend. Between 2004 and 2008, our number of advisors increased at a compound annual growth rate (“CAGR”) of 20%, while according to Cerulli Associates, the total number of advisors across all channels remained flat. We enable our advisors to provide their clients with high quality independent financial advice and investment solutions, and support our advisors in managing the complexity of their businesses by providing a comprehensive integrated platform of technology and clearing services. We provide these services through an open architecture product platform with no proprietary manufactured products, which enables an unbiased, conflict-free environment. Our historical advisor growth rate does not guarantee that we will attract advisors at comparable rates in the future. For example, when comparing our number of advisors as of March 31, 2010 to March 31, 2009, we had a net decrease in advisors, and as of December 31, 2009 to December 31, 2008, we had relatively no change in our number of advisors, in both cases due to the attrition of advisors in connection with the consolidation of the operations of certain of our previously acquired subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Growth.”

Our Financial Advisors

For more than 20 years our Commitment Creed has been ingrained in our culture and reflects our singular focus on the advisors we serve. The size and growth of our business has benefited from this focus. Our advisor base has grown from 3,596 advisors in 2000 to 12,026 as of March 31, 2010, representing a CAGR in excess of 14%. Our historical advisor growth rate does not guarantee that we will attract advisors at comparable rates in the future.

Our advisor base includes independent financial advisors, RIAs and advisors at small and mid-sized financial institutions. Advisors that join us average over 15 years of industry experience. This substantial industry experience allows us to focus on enhancing our advisors’ businesses without the need for basic training or subsidizing advisors that are new to the industry. We are also rigorous in both our initial advisor screening and diligence as well as our ongoing monitoring through our internal risk management and compliance functions.

Our independent advisors join us from a broad range of firms including wirehouses, regional and insurance broker-dealers, banks and other independent firms. Our flexible business platform allows our advisors to choose the most appropriate business model to support their clients, whether they conduct brokerage business, offer brokerage and fee-based services on our corporate RIA platforms or provide fee-based services through their own RIAs.

Among our 12,000 advisors, we support over 2,400 advisors at over 750 banks and credit unions. We believe these financial institutions are drawn to our outsourcing solutions because we provide the broad array of services advisors at these institutions need to be successful, allowing these institutions to focus their energy and capital on their core businesses.

We also provide support to over 4,000 additional financial advisors who are affiliated and licensed with insurance companies. These outsourcing arrangements provide customized clearing, advisory platforms and technology solutions that enable financial advisors at these insurance companies to efficiently provide a breadth of services to their client base.

Our Service Value Proposition

The core of our business is dedicated to meeting the evolving needs of our advisors and providing the platform and tools to grow and enhance the profitability of their businesses. We support our advisors by providing front, middle and back-office solutions through the four pillars of our distinct value proposition:

•	Enabling Technology. We provide our technology and service to advisors through BranchNet, our proprietary, integrated technology platform that is server-based and web-accessed. Using the BranchNet workstation, our advisors effectively manage all critical aspects of their businesses while remaining highly efficient and responsive to their clients’ needs.

•	Comprehensive Clearing and Compliance Services. We custody and clear the majority of our advisors’ transactions, providing an enhanced advisor experience and expedited processing capabilities. Our self-clearing platform also enables us to serve a wider variety of advisors, including RIAs and dually-registered advisors (“hybrid RIAs”). We have made sizeable investments in our compliance offering to fully integrate these tools into our technology platform. Since 2000, our commitment of resources and focus on compliance have enabled us to maintain one of the best regulatory compliance records, based upon the number of regulatory events reported in FINRA’s BrokerCheck Reports, among the five largest U.S. broker-dealers, ranked by number of advisors.

•	Practice Management Programs and Training. Our practice management programs help our advisors enhance and grow their businesses. Because of our scale, we are able to dedicate a large and experienced group of professionals that work with our advisors to build and better manage their business and client relationships through one-on-one consulting. In addition, we hold 140 conferences and group training events annually for the benefit of our advisors.

•	Independent Research. Our research team consists of over 25 professionals with an average of 12 years of industry experience, dedicated to providing unbiased, conflict-free advice. We provide our advisors with integrated access to comprehensive proprietary and third-party independent research on mutual funds, separate accounts, insurance and annuities, asset allocation strategies, financial markets and the economy, among other areas.

Our Economic Value Proposition

We offer a compelling economic value proposition that is a key factor in our ability to attract and retain advisors. The independent channels pay advisors a greater share of brokerage commissions and advisory fees than the captive channels — generally 80-90% compared to 30-50%. Because of our scale and efficient operating model, we offer our advisors the highest average payout ratios among the five largest U.S. broker-dealers, ranked by number of advisors, which we believe provides us with an important competitive advantage. Throughout this prospectus, we use “payout ratio” to refer to the portion of advisor-generated revenues, consisting of commissions and advisory fees, that we collect from advisors’ clients and pay to advisors.

We believe our superior technology and service platforms enable our advisors to operate their practices at a lower cost than other independent advisors. As a result, we believe owners of practices associated with us earn meaningfully more pre-tax profit than owners of practices affiliated with other independent brokerage firms. We attribute this difference in profitability, in part, to lower fixed costs driven by the need for fewer staff at our associated practices. Finally, as business owners, independent advisors, unlike captive advisors, also have the opportunity to build equity in their own businesses.

Our Product Access

We do not manufacture any financial products. Instead, we provide our advisors open architecture access to a large variety of commission, fee-based, cash and money market products and services. Our platform provides access to over 8,500 financial products, which are manufactured by over 400 product sponsors. Our product diligence group pre-screens all new products.

As of March 31, 2010, advisory and brokerage assets totaled $285 billion, of which $81 billion was in advisory assets. In 2009, brokerage sales were over $28 billion, including over $10 billion in mutual funds and $14 billion in annuities. Advisory sales were $23 billion, which consisted primarily of mutual funds. As a result of this scale and significant distribution capabilities, we can offer leading products and services with attractive economics to our advisors.

Our Financial Model

We have a proven track record of strong financial performance. We have increased our annual Adjusted EBITDA for the past five consecutive years with only one decline in annual revenue in 2009 in conjunction with the major market downturn. Our net income over the same period has declined two times, in 2006 and 2008. We have experienced greater variability in our net income primarily due to amortization of purchased assets and interest expense from our senior secured credit facilities and subordinated notes, both a result of our merger transaction in 2005 with the investment funds affiliated with Hellman & Friedman LLC and TPG Capital (collectively the “Majority Holders”), as well as expenses associated with our acquisition integration and restructuring initiatives.

Since 2005, we have grown our net revenues at an 18% CAGR, our net income at a 2% CAGR, our Adjusted EBITDA at a 17% CAGR and our Adjusted Net Income at a 13% CAGR. See “Selected Consolidated Financial Data.” Our historical growth rates do not guarantee future results, levels of activity, performance or achievements. See “Special Note Regarding Forward-Looking Statements.” As we demonstrated during the financial crisis of 2008 and 2009, our financial model has inherent resilience, and our overall financial performance is a function of the following favorable characteristics:

•	Diverse and Recurring Revenue. Our revenue stems from diverse and recurring sources, including commission and advisory fees, asset based fees, fees from product manufacturers, recordkeeping and cash sweep balances. Our recurring revenue is associated with asset balances and is not based on transaction volumes or other activity-based fees. Therefore, although the level of our revenue sources can be impacted by external market conditions such as the economic downturn experienced in 2008 and 2009, their recurring nature provides a level of predictability. This is demonstrated by our recurring revenues in 2009, 2008 and 2007, which were 57.3%, 58.5% and 57.1%, respectively, of our net revenues.

•	Variable Expenses. Our expenses are predominantly variable. They consist primarily of payouts to advisors, which are determined as a percentage of advisor-generated revenue. This percentage payout generally varies with advisor productivity, which is correlated to market performance. Our general and administrative expenses can be actively managed, as evidenced during the recent financial crisis.

•	Low Capital Requirements. We do not manufacture products, make markets, provide underwriting or engage in mortgage lending. As a result, our cash flow is not encumbered by capital intensive activities. In addition, we can reinvest the substantial free cash flows that we generate in our business.

Our Competitive Strengths

•	Significant Scale and Market Leadership Position. We are the established leader in the independent advisor market, which is our core business focus. Our scale enables us to benefit from the following dynamics:

•	We actively reinvest in our comprehensive technology platform and practice support, which further improves the productivity of our advisors.

•	As one of the largest distributors of financial products in the United States, we are able to obtain attractive economics from product manufacturers.

•	Among the five largest U.S. broker-dealers by number of advisors, we offer the highest average payout ratios to our advisors.

The combination of our ability to reinvest in the business and maintain highly competitive payout ratios allows us to attract and retain advisors successfully. This, in turn, drives our growth and leads to a “virtuous cycle” that reinforces our established scale advantage.

•	Unique Value Proposition for Independent Advisors. We believe we are the only company that offers a conflict-free, open architecture and scalable platform, which leads to greater economics for our advisors and allows them to build equity in their businesses. This generates a significant opportunity to attract and retain highly qualified advisors who are seeking independence.

•	Unique Value Proposition for Institutions. We provide solutions to financial institutions, such as regional banks, credit unions and insurers, who would otherwise find the technology, infrastructure and regulatory requirements associated with delivering financial advice to be cost-prohibitive.

•	Ability to Profitably Serve the Mass Affluent Market. We have designed and integrated all aspects of our platforms and services to profitably meet the needs of advisors who serve the mass affluent market. We believe there is an attractive opportunity in this market, in part because wirehouses have not historically focused on the mass affluent market. We believe our scale will sustain and strengthen our competitive advantage in the mass affluent market.

•	Ability to Serve a Broad Range of Advisor Models. As a result of our integrated technology platform and the resulting flexibility, we are able to attract and retain advisors from multiple channels, including wirehouses, regional broker-dealers and other independent broker-dealers. In addition, although we have grown through our focus on the mass affluent market, the breadth of our platform has facilitated growing penetration of the high net worth market. As of March 31, 2010 our advisors supported accounts with more than $1 million in assets that in the aggregate represented $42.2 billion in advisory and brokerage assets, or 15% of our total.

•	Experienced and Committed Senior Management Team. We have an experienced and committed senior management team that provides stable and long-standing leadership for our business. The management team is aligned with stockholders and holds significant equity ownership in the company.

Risks That We Face

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•	We depend on our ability to attract and retain experienced and productive advisors. We derive a large portion of our revenues from commissions and fees generated by our advisors. If we fail to attract new advisors or to retain and motivate our current advisors, our business may suffer.

•	Our financial condition and results of operations may be adversely affected by market fluctuations and other economic factors. General economic and market factors can affect our commission and fee revenue. Significant downturns and volatility in equity and other financial markets have had and could continue to have an adverse effect on our financial condition and results of operations.

•	Regulatory developments and our failure to comply with regulations could adversely affect our business by increasing our costs and exposure to litigation, affecting our reputation and making our business less profitable. Our business is subject to extensive U.S. regulation and supervision, including securities and investment advisory services. Our ability to conduct business depends on our compliance with these laws, rules and regulations, which is largely dependent on our establishment and maintenance of compliance systems and procedures.

•	We operate in an intensely competitive industry, which could cause us to lose advisors and their assets, thereby reducing our revenues and net income. We are subject to competition in all aspects of our business, including competition for our advisors and clients. If we fail to continue to attract highly qualified advisors or advisors licensed with us leave us to pursue other opportunities, or if current or potential clients of our advisors decide to use one of our competitors, we could face a significant decline in market share, commission and fee revenues and net income.

•	We rely on technology in our business, and technology and execution failures could subject us to losses, litigation and regulatory actions. Our business relies extensively on electronic data processing and communications systems. Failure of our systems, which could result from events beyond our control, or an inability to effectively upgrade those systems or implement new technology-driven products or services, could result in financial losses, liability to clients and damage to our reputation.

•	Our indebtedness could adversely affect our financial health and may limit our ability to use debt to fund future capital needs. Our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions, require us to dedicate a substantial portion of our cash flow from operation to payments on our indebtedness and may limit our flexibility in planning for changes in our business and the industry in which we operate.

•	The Majority Holders will have the ability to control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders. Due to their ownership of a majority of our capital stock, the Majority Holders have significant influence over corporate transactions and are able to effectively control our decisions, regardless of whether or not other stockholders believe that the transaction is in their own best interests.

Our Sources of Growth

We expect to increase our revenue and profitability by benefiting from favorable industry trends and by executing strategies to accelerate our growth beyond that of the broader markets in which we operate.

Favorable Industry Trends

•	Growth in Investable Assets. According to Cerulli Associates, total assets under management in the United States are anticipated to grow at 7% per year over the next four years and retirement assets are expected to grow 8% from 2008 to 2014 (in part due to the retirement of the baby boomer generation and the resulting assets which are projected to flow out of retirement plans and into individual retirement accounts). In addition, individual retirement account rollovers are projected to almost double, growing from $3.6 trillion as of 2008 to $6.8 trillion by 2014.

•	Increasing Demand for Independent Financial Advice. Retail investors, particularly in the mass affluent market, are increasingly seeking financial advice from independent sources.

•	Advisor Migration to Independence. Independent channels are gaining market share from captive channels. We believe that we are not just a beneficiary of this secular shift, but an active catalyst in the movement to independence.

•	Macroeconomic Trends. As the macroeconomic environment continues to stabilize, we anticipate an appreciation in asset prices and a rise in interest rates from current, historically low levels. We expect that our business will benefit from growth in advisory and brokerage assets as well as increasing asset-based and cash sweep fees.

LPL-Specific Growth Opportunities

•	Attracting New Advisors to our Platform. We have only 3.8% market share of the approximately 310,000 financial advisors in the United States, according to Cerulli Associates, which provides us with significant opportunity to attract new advisors.

•	Ramp-up of Newly-Attracted Advisors. We predominately attract experienced advisors who have established practices. In our experience, it takes an average of three years for new advisors to re-establish their practices and associated revenues. This seasoning process creates accelerated growth of revenue from our new advisors.

•	Increasing Productivity of Existing Advisor Base. The productivity of our advisors increases over time as we enable them to add new clients, gain shares of their clients’ investable assets, and expand their existing practices with additional advisors. We facilitate these productivity improvements by helping our advisors better manage their practices in an increasingly complex environment.

•	Our Business Model has Inherent Economies of Scale. The largely fixed costs necessary to support our advisors deliver higher marginal profitability as our advisors’ client assets and our revenues grow. Historically, this dynamic has been demonstrated through the growth in our operating margins.

•	Opportunistic Pursuit of Acquisitions. We have a proven history of expanding our business through opportunistic acquisitions. In the past six years, we have successfully completed four transactions. Our scalable business model and operating platform make us an attractive acquirer in a fragmented market.

Recent Developments

On May 24, 2010, we entered into a Third Amended and Restated Credit Agreement (our “senior secured credit agreement”) with our subsidiary, LPL Holdings, Inc., the lending institutions from time to time parties thereto, Morgan Stanley Senior Funding, as Administrative Agent, and Morgan Stanley & Co. Incorporated, as Collateral Agent, which amended and restated our Second Amended and Restated Credit Agreement, dated as of June 18, 2007.

We entered into the Third Amended and Restated Credit Agreement to raise an additional $580.0 million to redeem our senior unsecured subordinated notes due 2015. This transaction resulted in the reduction in our overall weighted average cost of interest. In addition, we extended the maturity of $500.0 million of our original term loan tranche to 2015 (the remaining balance of $317.1 million will mature on the original maturity date in 2013) and achieved greater flexibility to pay down our indebtedness in the future without penalty.

Our Corporate Structure

LPL Investment Holdings Inc. is the parent company of our collective businesses. Our address is One Beacon Street, Boston, Massachusetts 02108. Our telephone number is (617) 423-3644. Our website address is www.lpl.com. Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this prospectus.

On December 28, 2005, LPL Holdings, Inc., the predecessor, and its subsidiaries were acquired through a merger transaction by funds affiliated with the Majority Holders. Any activities shown or described for periods prior to December 28, 2005 are those of the predecessor.

THE OFFERING

Common stock we are offering	shares

Common stock selling stockholders are offering	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares offered to underwriters	shares

Use of proceeds	We estimate that the net proceeds from our sale of shares in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full. We expect to use all of the net proceeds from this offering received by us to repay a portion of the term loans under our senior secured credit facilities. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.” The selling stockholders also include certain members of management.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 14 for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.

Proposed NASDAQ Global Select Market symbol	LPLA

The number of shares of our common stock to be outstanding after this offering is based on 94,241,567 shares of common stock outstanding as of March 31, 2010 and excludes:

•	22,710,790 shares of common stock issuable upon the exercise of options and warrants outstanding as of March 31, 2010, with exercise prices ranging from $1.07 to $27.80 per share and a weighted average exercise price of $7.00 per share (the number, price and range of outstanding options and warrants will be adjusted to reflect any exercise of options and warrants by selling stockholders in connection with this offering);

•	2,823,452 stock units outstanding at March 31, 2010, under our 2008 Nonqualified Deferred Compensation Plan, each representing the right to receive one share of common stock at the earliest of (a) a date in 2012 to be determined by the board of directors; (b) a change in control of the company or (c) death or disability of the holder and

•	3,108,907 additional shares of common stock as of March 31, 2010 reserved for future grants under our equity incentive plans.

Unless otherwise indicated, all information in this prospectus:

•	assumes the adoption of our amended and restated certificate of incorporation (“certificate of incorporation”) and our second amended and restated bylaws (“bylaws”), to be effective upon the closing of this offering and

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of our common stock in this offering.

SUMMARY FINANCIAL DATA

The following tables present a summary of our historical financial information and operating data. You should read the following summary in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

Historical dividends per share are presented as declared by the predecessor under its capital structure at that time. Shares of common stock of our predecessor are not equal to shares of common stock under our current capital structure and are not necessarily indicative of amounts that would have been received per share of common stock under our current capital structure.

	For the Three Months			For the Year Ended December 31,
	Ended March 31,								Predecessor(2)
	2010(1)		2009(1)	2009(1)		2008(1)	2007(1)	2006	2005
	(unaudited)
	(In thousands, except per share data)

Consolidated statements of income data:
Net revenues		$743,406	$642,978		$2,749,505	$3,116,349	$2,716,574	$1,739,635	$1,406,320
Total expenses		698,690	616,193		2,676,938	3,023,584	2,608,741	1,684,769	1,290,570
Income from continuing operations before provision for income taxes		44,716	26,785		72,567	92,765	107,833	54,866	115,750
Provision for income taxes		19,162	11,988		25,047	47,269	46,764	21,224	46,461
Income from continuing operations		25,554	14,797		47,520	45,496	61,069	33,642	69,289
Discontinued operations		—	—		—	—	—	—	(26,200)
Net income		25,554	14,797		47,520	45,496	61,069	33,642	43,089
Earnings per share
Basic		$0.29	$0.17		$0.54	$0.53	$0.72	$0.41	$0.52

Diluted		$0.25	$0.15		$0.47	$0.45	$0.62	$0.35	$0.45

Pro forma net income per share (unaudited)(3)
Basic	$			$
Diluted	$			$

			As of December 31,
	As of March 31,						Predecessor(2)
	2010(1)	2009(1)	2009(1)	2008(1)	2007(1)	2006	2005
	(unaudited)
			(In thousands)

Consolidated statements of financial condition data:
Cash and cash equivalents	$324,761	$319,394	$378,594	$219,239	$188,003	$245,163	$134,592
Total assets	3,343,286	3,344,907	3,336,936	3,381,779	3,287,349	2,797,544	2,638,486
Total debt(4)	1,407,117	1,465,541	1,369,223	1,467,647	1,451,071	1,344,375	1,345,000

	As of and for the Three		As of and for the Year Ended December 31,
	Months Ended March 31,						Predecessor(2)
	2010(1)	2009(1)	2009(1)	2008(1)	2007(1)	2006	2005
			(unaudited)

Other financial and operating data:
Adjusted EBITDA(5) (in thousands)	$105,457	$81,948	$356,068	$350,171	$329,079	$247,912	$188,917
Adjusted Net Income(5) (in thousands)	$41,099	$25,311	$129,556	$108,863	$107,404	$65,372	$78,278
Adjusted Net Income per share(5)	$0.42	$0.26	$1.32	$1.09	$1.08	$0.68	$0.82
Number of advisors(6)	12,026	12,294	11,950	11,920	11,089	7,006	6,481
Advisory and brokerage assets(7) (in billions)	$284.6	$231.7	$279.4	$233.9	$283.2	$164.7	$105.4
Advisory assets under management (in billions)	$81.0	$57.5	$77.2	$59.6	$73.9	$51.1	$38.4
Insured cash account balances (in billions)	$11.4	$12.0	$11.6	$11.2	$8.6	$5.8	n/a
Money market account balances (in billions)	$6.7	$10.8	$7.0	$11.2	$7.4	$3.5	$6.4

(1)	Financial results as of and for the years ended December 31, 2009, 2008 and 2007 and the quarters ended March 31, 2010 and 2009 include the acquisitions of UVEST Financial Services Group, Inc. (“UVEST”) (acquired on January 2, 2007), Pacific Select Group, LLC (renamed LPL Investment Advisory Services Group, LLC) and its wholly owned subsidiaries: Mutual Service Corporation (“MSC”), Associated Financial Group, Inc. (“AFG”), Associated Securities Corp. (“Associated”), Associated Planners Investment Advisory, Inc. (“APIA”) and Waterstone Financial Group, Inc. (“WFG”) (MSC, AFG, Associated, APIA and WFG are collectively referred to herein as the “Affiliated Entities”) (acquired on June 20, 2007) and IFMG Securities, Inc., Independent Financial Marketing Group, Inc. and LSC Insurance Agency of Arizona, Inc. (collectively “IFMG”) (acquired on November 7, 2007). Consequently, the financial results as of and for December 31, 2009, 2008 and 2007 and three months ended March 31, 2010 and 2009 may not be directly comparable to prior periods.

(2)	On December 28, 2005, investment funds affiliated with the Majority Holders acquired a majority of our capital stock through a merger transaction. Activities as of December 28, 2005 and periods prior are those of the predecessor. Predecessor net revenues were $1,156 million, $908 million, $796 million, $739 million and $812 million for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively. Predecessor net income was $35.4 million, $16.4 million, $35.9 million, $38.1 million and $29.7 million for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

(3)	The unaudited pro forma net income per share gives effect to: (i) the recognition of $ million of share-based compensation expense based on the number of restricted shares issued under our Fifth Amended and Restated 2000 Stock Bonus Plan multiplied by the assumed initial public offering price net of the related tax benefit, (ii) the sale by us of shares of common stock (assuming the underwriters do not exercise their option to purchase additional shares) that we are offering at the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the use of proceeds from the sale by us of these shares to reduce amounts outstanding under our senior secured credit facilities. For purposes of this calculation, the assumed initial public offering price is $ per share, which is the midpoint of the range listed on the cover page of this prospectus.

(4)	Total debt consists of our senior secured credit facilities, senior unsecured subordinated notes, revolving line of credit facility and bank loans payable.

(5)	Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per share have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our results as reported under accounting principles generally accepted in the United States (“GAAP”). Some of these limitations are:

•	Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per share do not reflect all cash expenditures, future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per share do not reflect changes in, or cash requirements for, working capital needs and

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

For a discussion of why we think these are useful measures of our operating performance, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Growth.”

The reconciliation from net income to Adjusted EBITDA and Adjusted Net Income for the periods presented is as follows (in thousands):

	For the Three
	Months		For the Year Ended December 31,
	Ended March 31,						Predecessor(2)
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)

Net income	$25,554	$14,797	$47,520	$45,496	$61,069	$33,642	$43,089
Loss from discontinued operations	—	—	—	—	—	—	26,200
Interest expense	24,336	25,941	100,922	115,558	122,817	125,103	1,388
Income tax expense	19,162	11,988	25,047	47,269	46,764	21,224	46,461
Depreciation and amortization	25,590	27,395	108,296	100,462	78,748	65,348	17,854

EBITDA	$94,642	$80,121	$281,785	$308,785	$309,398	$245,317	$134,992
EBITDA Adjustments:
Share-based compensation expense (a)	$2,536	$1,225	$6,437	$4,160	$2,159	$2,878	$8,354
Acquisition and integration related expenses (b)	140	822	3,037	18,326	16,350	1,237	33,741
Restructuring and conversion costs (c)	7,979	(259)	64,658	15,122	—	—	—
Other (d)	160	39	151	3,778	1,172	(1,520)	11,830

Adjusted EBITDA	$105,457	$81,948	$356,068	$350,171	$329,079	$247,912	$188,917

Net income	$25,554	$14,797	$47,520	$45,496	$61,069	$33,642	$43,089
After-Tax:
EBITDA Adjustments (e)	7,015	1,395	46,089	26,045	12,263	1,820	33,919
Amortization of purchased intangible assets (e)(f)	8,530	9,119	35,947	37,322	34,072	29,910	1,270

Adjusted Net Income	$41,099	$25,311	$129,556	$108,863	$107,404	$65,372	$78,278

Adjusted Net Income per share (g)	$0.42	$0.26	$1.32	$1.09	$1.08	$0.68	$0.82
Weighted average shares outstanding — diluted	98,945	97,959	98,494	100,334	99,099	96,159	95,555

(a)	Represents share-based compensation for stock options awarded to employees and non-executive directors.

(b)	Represents acquisition and integration costs primarily as a result of our 2007 acquisitions of UVEST, the Affiliated Entities and IFMG.

(c)	Represents organizational restructuring charges incurred in 2008 and 2009 for severance and one-time termination benefits, asset impairments, lease and contract termination fees and other transfer costs.

(d)	Represents impairment charges in 2008 for our equity investment in Blue Frog Solutions, Inc. (“Blue Frog”) and in 2005 for our mortgage subsidiary Innovex Mortgage, Inc., which subsequently ceased operations on December 31, 2007, as well as other taxes and employment tax withholding related to a nonqualified deferred compensation plan.

(e)	EBITDA Adjustments and amortization of purchased intangible assets, a component of depreciation and amortization, have been tax effected using a federal rate of 35.0% and the applicable effective state rate which ranged from 3.90% to 4.71%, net of the federal tax benefit.

(f)	Represents amortization of intangible assets and software which were $59.6 million, $61.7 million, $56.1 million, $49.2 million and $2.1 million before taxes for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively, and were $14.1 million and $15.1 million before taxes for the three months ended March 31, 2010 and 2009, respectively. The amortization of intangible assets and software was a result of our purchase accounting adjustments from our merger transaction in 2005 with the Majority Holders and our 2007 acquisitions of UVEST, the Affiliated Entities and IFMG.

(g)	Represents Adjusted Net Income divided by weighted average number of shares outstanding on a fully diluted basis. Set forth is a reconciliation of earnings per share on a fully diluted basis as calculated in accordance with GAAP to Adjusted Net Income per share:

	For the Three
	Months Ended		For The Year Ended December 31,
	March 31,						Predecessor
	2010	2009	2009	2008	2007	2006	2005
				(unaudited)

Earnings per share (diluted)	$0.25	$0.15	$0.47	$0.45	$0.62	$0.35	$0.45
Adjustment for allocation of undistributed earnings to stock units	$0.01	$0.01	$0.01	$—	$—	$—	$—
After-Tax:
EBITDA Adjustments per share	$0.07	$0.01	$0.47	$0.26	$0.12	$0.02	$0.35
Amortization of purchased intangible assets per share	$0.09	$0.09	$0.37	$0.38	$0.34	$0.31	$0.02

Adjusted Net Income per share	$0.42	$0.26	$1.32	$1.09	$1.08	$0.68	$0.82

(6)	Number of advisors is defined as those investment professionals who are licensed to do business with our broker-dealer subsidiaries. In 2009, we attracted record levels of new advisors due to the dislocation in the marketplace that impacted many of our competitors. This record recruitment was offset due to anticipated attrition related to the consolidation of the operations of the Affiliated Entities. Excluding this attrition, we added 750 net new advisors during 2009, representing 6.3% advisor growth.

(7)	Advisory and brokerage assets are comprised of assets that are custodied, networked and non-networked and reflect market movement in addition to new assets, inclusive of new business development and net of attrition. Non-networked assets was not available in 2005 and accordingly, advisory and brokerage assets is comprised of custodied and networked accounts.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We depend on our ability to attract and retain experienced and productive advisors.

We derive a large portion of our revenues from commissions and fees generated by our advisors. Our ability to attract and retain experienced and productive advisors has contributed significantly to our growth and success, and our strategic plan is premised upon continued growth in the number of our advisors. If we fail to attract new advisors or to retain and motivate our current advisors, our business may suffer.

The market for experienced and productive advisors is highly competitive, and we devote significant resources to attracting and retaining the most qualified advisors. In attracting and retaining advisors, we compete directly with a variety of financial institutions such as wirehouses, regional broker-dealers, banks, insurance companies and other independent broker-dealers. If we are not successful in attracting or retaining highly qualified advisors, we may not be able to recover the expense involved in attracting and training these individuals. There can be no assurance that we will be successful in our efforts to attract and retain the advisors needed to achieve our growth objectives.

Our financial condition and results of operations may be adversely affected by market fluctuations and other economic factors.

Our financial condition and results of operations may be adversely affected by market fluctuations and other economic factors. Significant downturns and volatility in equity and other financial markets have had and could continue to have an adverse effect on our financial condition and results of operations.

General economic and market factors can affect our commission and fee revenue. For example, a decrease in market levels can:

•	reduce new investments by both new and existing clients in financial products that are linked to the stock market, such as variable life insurance, variable annuities, mutual funds and managed accounts;

•	reduce trading activity, thereby affecting our brokerage commissions;

•	reduce the value of advisory and brokerage assets, thereby reducing asset-based fee income and

•	motivate clients to withdraw funds from their accounts, reducing advisory and brokerage assets, advisory fee revenue and asset-based fee income.

In addition, because certain of our expenses are fixed, our ability to reduce them over short periods of time is limited, which could negatively impact our profitability.

Significant interest rate changes could affect our profitability and financial condition.

Our revenues are exposed to interest rate risk primarily from changes in the interest rates payable to us from banks participating in our cash sweep programs. In the current low interest rate environment, our revenue from our cash sweep program has declined and may decline further due to changes in interest rates or clients moving assets out of our cash sweep program. We may also be limited in the amount we can reduce interest rates payable to clients in our cash sweep program and still offer a competitive return.

Lack of liquidity or access to capital could impair our business and financial condition.

Liquidity, or ready access to funds, is essential to our business. We expend significant resources investing in our business, in particular with respect to our technology and service platforms. In addition, we must maintain certain levels of required capital. As a result, reduced levels of liquidity could have a significant negative effect on us. Some potential conditions that could negatively affect our liquidity include:

•	illiquid or volatile markets;

•	diminished access to debt or capital markets or

•	unforeseen cash or capital requirements, adverse legal settlements or judgments (including, among others, risks associated with auction rate securities).

The capital and credit markets continue to experience varying degrees of volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for businesses similar to ours. Without sufficient liquidity, we could be required to curtail our operations, and our business would suffer.

Notwithstanding the self-funding nature of our operations, we may sometimes be required to fund timing differences arising from the delayed receipt of funds associated with the settlement of transactions in securities markets. Historically, these timing differences were funded either with internally generated cash flow or, if needed, with funds drawn under short-term borrowing facilities, including both committed unsecured lines of credit and uncommitted lines of credit secured by client securities. LPL Financial, one of our broker-dealer subsidiaries, utilizes uncommitted lines secured by client securities to fund margin loans and other client transaction-related timing differences.

In the event current resources are insufficient to satisfy our needs, we may need to rely on financing sources such as bank debt. The availability of additional financing will depend on a variety of factors such as

•	market conditions;

•	the general availability of credit;

•	the volume of trading activities;

•	the overall availability of credit to the financial services industry;

•	our credit ratings and credit capacity and

•	the possibility that our stockholders, advisors or lenders could develop a negative perception of our long-or short-term financial prospects if the level of our business activity decreases due to a market downturn.

Similarly, our access to funds may be impaired if regulatory authorities or rating organizations take negative actions against us.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to satisfy statutory capital requirements, generate commission, fee and other market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility.

If the counterparties to the derivative instruments we use to hedge our interest rate risk default, we may be exposed to risks we had sought to mitigate.

We use derivative instruments to hedge our interest rate risk. If our counterparties fail to honor their obligations under the derivative instruments, our hedges of the interest rate risk will be ineffective. That failure could have an adverse effect on our financial condition, results of operations and cash flows that could be material. For the names of key counterparties upon which we currently rely, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Interest Rate Risk.”

A loss of our marketing relationships with manufacturers of financial products could harm our relationship with our advisors and, in turn, their clients.

We operate on an open architecture product platform with no proprietary financial products. To help our advisors meet their clients’ needs with suitable investment options, we have relationships with most of the industry-leading providers of financial and insurance products. We have sponsorship agreements with some manufacturers of fixed and variable annuities and mutual funds that, subject to the survival of certain terms and conditions, may be terminated upon notice. If we lose our relationships with one or more of these manufacturers, our ability to serve our advisors and our business may be materially and adversely affected.

Risks Related to Our Regulatory Environment

Regulatory developments and our failure to comply with regulations could adversely affect our business by increasing our costs and exposure to litigation, affecting our reputation and making our business less profitable.

Our business is subject to extensive U.S. regulation and supervision, including securities and investment advisory services. The securities industry in the United States is subject to extensive regulation under both federal and state laws. Our broker-dealer subsidiary, LPL Financial, is:

•	registered as a broker-dealer with the Securities and Exchange Commission (“SEC”), each of the 50 states, and the District of Columbia, Puerto Rico and the U.S. Virgin Islands;

•	registered as an investment advisor with the SEC;

•	a member of Financial Industry Regulatory Authority, Inc. (“FINRA”);

•	regulated by the Commodities Future Trading Commission (“CFTC”) with respect to the futures and commodities trading activities it conducts as an introducing broker and

•	a member of the Nasdaq Stock Market and the Chicago Stock Exchange.

Much of the regulation of broker-dealers has been delegated to self-regulatory organizations (“SROs”), namely FINRA and the Municipal Securities Rulemaking Board (“MSRB”). The primary regulators of LPL Financial are FINRA, and for municipal securities, the MSRB. The CFTC has designated the National Futures Association (“NFA”) as LPL Financial’s primary regulator for futures and commodities trading activities.

The SEC, FINRA, CFTC, Office of the Comptroller of the Currency (“OCC”), various securities and futures exchanges and other U.S. governmental or regulatory authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. There can also be no assurance that other federal or state agencies will not attempt to further regulate our business. These legislative and regulatory initiatives may affect the way in which we conduct our business and may make our business model less profitable.

Our ability to conduct business in the jurisdictions in which we currently operate depends on our compliance with the laws, rules and regulations promulgated by federal regulatory bodies and the regulatory authorities in each of these jurisdictions. Our ability to comply with all applicable laws, rules and regulations is largely dependent on our establishment and maintenance of compliance, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, audit and risk management personnel. While we have adopted policies and procedures reasonably designed to comply with all applicable laws, rules and regulations, these systems and procedures may not be fully effective, and there can be no assurance that regulators or third parties will not raise material issues with respect to our past or future compliance with applicable regulations.

Our profitability could also be affected by rules and regulations that impact the business and financial communities generally and, in particular, our advisors’ clients, including changes to the laws governing taxation (including the classification of independent contractor status of our advisors), electronic commerce, privacy and data protection. Failure to comply with new rules and regulations could subject us to regulatory actions or litigation and it could have a material adverse effect on our business, results of operations, cash flows or financial condition. In addition, new rules and regulations could result in limitations on the lines of business we conduct, modifications to our business practices, increased capital requirements or additional costs.

We are subject to various regulatory ownership requirements, which, if not complied with, could result in the restriction of the ongoing conduct, growth, or even liquidation of parts of our business.

The business activities that we may conduct are limited by various regulatory agencies. Our membership agreement with FINRA may be amended by application to include additional business activities. This application process is time-consuming and may not be successful. As a result, we may be prevented from entering new potentially profitable businesses in a timely manner, or at all. In addition, as a member of FINRA, we are subject to certain regulations regarding changes in control of our ownership. Rule 1017 of the National Association of Securities Dealers (“NASD”) generally provides, among other things, that FINRA approval must be obtained in connection with any transaction resulting in a change in our equity ownership that results in one person or entity directly or indirectly owning or controlling 25% or more of our equity capital. Similarly, the OCC imposes advance approval requirements for a change of control, and control is presumed to exist if a person acquires 10% or more of our common stock. These regulatory approval processes can result in delay, increased costs and/or impose additional transaction terms in connection with a proposed change of control, such as capital contributions to the regulated entity. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited.

We are subject to various regulatory capital requirements, which, if not complied with, could result in the restriction of the ongoing conduct, growth, or even liquidation of parts of our business.

The SEC, FINRA, CFTC, OCC and NFA have extensive rules and regulations with respect to capital requirements. As a registered broker-dealer, LPL Financial is subject to Rule 15c3-1 (“Uniform Net Capital Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related SRO requirements. The CFTC and NFA also impose net capital requirements. The Uniform Net Capital Rule specifies minimum capital requirements that are intended to ensure the general soundness and liquidity of broker-dealers. Because we are not a registered broker-dealer, we are not subject to the Uniform Net Capital Rule. However, our ability to withdraw capital from our broker-dealer subsidiaries could be restricted, which in turn could limit our ability to repay debt and redeem or purchase shares of our outstanding stock. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business.

Failure to comply with ERISA regulations could result in penalties against us.

We are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Sections 4975(c)(1)(A), (B), (C) and (D) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and to regulations promulgated thereunder, insofar as we act as a “fiduciary” under ERISA with respect to benefit plan clients or otherwise deal with benefit plan clients. ERISA and applicable provisions of the Internal Revenue Code impose duties on persons who are fiduciaries under ERISA, prohibit specified transactions involving ERISA plan clients (including, without limitation, employee benefit plans (as defined in Section 3(3) of ERISA), individual retirement accounts and Keogh plans) and impose monetary penalties for violations of these prohibitions. Our failure to comply with these requirements could result in significant penalties against us that could have a material adverse effect on our business (or, in a worst case, severely limit the extent to which we could act as fiduciaries for any plans under ERISA).

Risks Related to Our Competition

We operate in an intensely competitive industry, which could cause us to lose advisors and their assets, thereby reducing our revenues and net income.

We are subject to competition in all aspects of our business, including competition for our advisors and their clients, from:

•	asset management firms;

•	commercial banks and thrift institutions;

•	insurance companies;

•	other clearing/custodial technology companies and

•	brokerage and investment banking firms.

Many of our competitors have substantially greater resources than we do and may offer a broader range of services, including financial products, across more markets. Some operate in a different regulatory environment than we do which may give them certain competitive advantages in the services they offer. For example, certain of our competitors only provide clearing services and consequently would not have any supervision or oversight liability relating to actions of their financial advisors. We believe that competition within our industry will intensify as a result of consolidation and acquisition activity and because new competitors face few barriers to entry.

If we fail to continue to attract highly qualified advisors or advisors licensed with us leave us to pursue other opportunities, or if current or potential clients of our advisors decide to use one of their competitors, we could face a significant decline in market share, commission and fee revenues and net income. If we are required to increase our payout of commissions and fees to our advisors in order to remain competitive, our net income could be significantly reduced.

Poor service or performance of the financial products that we offer or competitive pressures on pricing of such services or products may cause clients of our advisors to withdraw their assets on short notice.

Clients of our advisors control their assets under management with us. Poor service or performance of the financial products that we offer or competitive pressures on pricing of such services or products may result in the loss of accounts. In addition, we must monitor the pricing of our services and financial products in relation to competitors and periodically may need to adjust commission and fee rates, interest rates on deposits and margin loans and other fee structures to remain competitive. Competition from other financial services firms, such as reduced commissions to attract clients or trading volume or higher deposit rates to attract client cash balances, could adversely impact our business. The decrease in revenue that could result from such an event could have a material adverse effect on our business.

We face competition in attracting and retaining key talent.

Our success and future growth depends upon our ability to attract and retain qualified employees. There is significant competition for qualified employees in the broker-dealer industry. We may not be able to retain our existing employees or fill new positions or vacancies created by expansion or turnover. The loss or unavailability of these individuals could have a material adverse effect on our business.

Moreover, our success depends upon the continued services of our key senior management personnel, including our executive officers and senior managers. The loss of one or more of our key senior management personnel, and the failure to recruit a suitable replacement or replacements, could have a material adverse effect on our business.

Risks Related to Our Debt

Our indebtedness could adversely affect our financial health and may limit our ability to use debt to fund future capital needs.

At March 31, 2010, we had total indebtedness of $1.4 billion. Following this initial public offering, we expect to have total indebtedness of $     .

Our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions. It could also require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes. In addition, our level of indebtedness may limit our flexibility in planning for changes in our business and the industry in which we operate, place us at a competitive disadvantage compared to our competitors that have less debt and limit our ability to borrow additional funds.

Our ability to make scheduled payments on or to refinance indebtedness obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control.

We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. In addition, as discussed above, we are limited in the amount of capital that we can draw from our broker-dealer subsidiaries. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or feasible. Our senior secured credit agreement restricts our ability to sell assets. Even if we could consummate those sales, the proceeds that we realize from them may not be adequate to meet any debt service obligations then due. Furthermore, if an event of default were to occur with respect to our senior secured credit agreement or other indebtedness, our creditors could, among other things, accelerate the maturity of our indebtedness.

In addition, as a result of reduced operating performance or weaker than expected financial condition, rating agencies could downgrade our senior unsecured subordinated notes, which would adversely affect the value of shares of our common stock.

Our senior secured credit agreement permits us to incur additional indebtedness. Although our senior secured credit agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute “indebtedness” as defined in our senior secured credit agreement. To the extent new debt or other obligations are added to our currently anticipated debt levels, the substantial indebtedness risks described above would increase.

Restrictions under certain of our indebtedness may prevent us from taking actions that we believe would be in the best interest of our business.

Certain of our indebtedness contain customary restrictions on our activities, including covenants that may restrict us from:

•	incurring additional indebtedness or issuing disqualified stock or preferred stock;

•	paying dividends on, redeeming or repurchasing our capital stock;

•	making investments or acquisitions;

•	creating liens;

•	selling assets;

•	restricting dividends or other payments to us;

•	guaranteeing indebtedness;

•	engaging in transactions with affiliates and

•	consolidating, merging or transferring all or substantially all of our assets.

We are also required to meet specified financial ratios. These restrictions may prevent us from taking actions that we believe would be in the best interest of our business. Our ability to comply with these restrictive covenants will depend on our future performance, which may be affected by events beyond our control. If we violate any of these covenants and are unable to obtain waivers, we would be in default under the applicable agreements and payment of the indebtedness could be accelerated. The acceleration of our indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If our indebtedness is accelerated, we may not be able to repay that indebtedness or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our indebtedness is in default for any reason, our business could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the common stock and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

Provisions of our senior secured credit agreement could discourage an acquisition of us by a third party.

Certain provisions of our senior secured credit agreement could make it more difficult or more expensive for a third party to acquire us, and any of our future debt agreements may contain similar provisions. Upon the occurrence of certain transactions constituting a change of control, all indebtedness under our senior secured credit agreement may be accelerated and become due and payable. A potential acquirer may not have sufficient financial resources to purchase our outstanding indebtedness in connection with a change of control.

Risks Related to Our Technology

We rely on technology in our business, and technology and execution failures could subject us to losses, litigation and regulatory actions.

Our business relies extensively on electronic data processing and communications systems. In addition to better serving our advisors and clients, the effective use of technology increases efficiency and enables firms like ours to reduce costs. Our continued success will depend, in part, upon:

•	our ability to successfully maintain and upgrade the capability of our systems;

•	our ability to address the needs of our advisors and their clients by using technology to provide products and services that satisfy their demands and

•	our ability to retain skilled information technology employees.

Failure of our systems, which could result from events beyond our control, or an inability to effectively upgrade those systems or implement new technology-driven products or services, could result in financial losses, liability to clients and damage to our reputation.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, the computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of these events occur, this could jeopardize our own, our advisors’ or their clients’ or counterparties’ confidential and other information processed, stored in and transmitted through our computer systems and networks, or otherwise cause interruptions or malfunctions in our own, our advisors’ or their clients’, our counterparties’ or third parties’ operations. We may be required to expend significant additional resources to modify our protective measures, to investigate and remediate vulnerabilities or other exposures or to make required notifications, and we may be subject to litigation and financial losses that are either not insured or are not fully covered through any insurance we maintain.

The securities settlement process exposes us to risks that may expose our advisors and us to adverse movements in price.

LPL Financial, one of our subsidiaries, provides clearing services and trade processing for our advisors and their clients and certain financial institutions. Broker-dealers that clear their own trades are subject to substantially more regulatory requirements than brokers that outsource these functions to third-party providers. Errors in performing clearing functions, including clerical, technological and other errors related to the handling of funds and securities held by us on behalf of clients, could lead to censures, fines or other sanctions imposed by applicable regulatory authorities as well as losses and liability in related lawsuits and proceedings brought by our advisors’ clients and others. Any unsettled securities transactions or wrongly executed transactions may expose our advisors and us to adverse movements in the prices of such securities.

Our networks may be vulnerable to security risks.

The secure transmission of confidential information over public networks is a critical element of our operations. As part of our normal operations, we maintain and transmit confidential information about clients of our advisors as well as proprietary information relating to our business operations. Our application service provider systems maintain and process confidential data on behalf of advisors and their clients, some of which is critical to our advisors’ business operations. If our application service provider systems are disrupted or fail for any reason, or if our systems or facilities are infiltrated or damaged by unauthorized persons, our advisors could experience data loss, financial loss, harm to reputation and significant business interruption. If such a disruption or failure occurs, we may be exposed to unexpected liability, advisors may withdraw their assets, our reputation may be tarnished and there could be a material adverse effect on our business.

Our networks may be vulnerable to unauthorized access, computer viruses and other security problems in the future. We rely on our advisors to comply with our policies and procedures to safeguard confidential data. The failure of our advisors to comply with such policies and procedures could result in the loss or wrongful use of their clients’ confidential information or other sensitive information. In addition, even if we and our advisors comply with our policies and procedures, persons who circumvent security measures could wrongfully use our confidential information or clients’

confidential information or cause interruptions or malfunctions in our operations. Such loss or use could, among other things:

•	seriously damage our reputation;

•	allow competitors access to our proprietary business information;

•	subject us to liability for a failure to safeguard client data;

•	result in the termination of relationships with our advisors;

•	subject us to regulatory sanctions or burdens, based on the authority of the SEC and FINRA to enforce regulations regarding business continuity planning and

•	require significant capital and operating expenditures to investigate and remediate the breach.

Failure to maintain technological capabilities, flaws in existing technology, difficulties in upgrading our technology platform or the introduction of a competitive platform could have a material adverse effect on our business.

We depend on highly specialized and, in many cases, proprietary technology to support our business functions, including among others:

•	securities trading and custody;

•	portfolio management;

•	customer service;

•	accounting and internal financial processes and controls and

•	regulatory compliance and reporting.

In addition, our continued success depends on our ability to effectively adopt new or adapt existing technologies to meet client, industry and regulatory demands. We might be required to make significant capital expenditures to maintain competitive technology. For example, we believe that our technology platform, particularly our BranchNet system, is one of our competitive strengths, and our future success will depend in part on our ability to anticipate and adapt to technological advancements required to meet the changing demands of our advisors. The emergence of new industry standards and practices could render our existing systems obsolete or uncompetitive. Any upgrades or expansions may require significant expenditures of funds and may also cause us to suffer system degradations, outages and failures. There cannot be any assurance that we will have sufficient funds to adequately update and expand our networks, nor can there be any assurance that any upgrade or expansion attempts will be successful and accepted by our current and prospective advisors. If our technology systems were to fail and we were unable to recover in a timely way, we would be unable to fulfill critical business functions, which could lead to a loss of advisors and could harm our reputation. A technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to disciplinary action and to liability to our advisors and their clients. There cannot be any assurance that another company will not design a similar platform that affects our competitive advantage.

Inadequacy or disruption of our disaster recovery plans and procedures in the event of a catastrophe could adversely affect our business.

We have made a significant investment in our infrastructure, and our operations are dependent on our ability to protect the continuity of our infrastructure against damage from catastrophe or natural disaster, breach of security, loss of power, telecommunications failure or other natural or man-made events. A catastrophic event could have a direct negative impact on us by adversely affecting our advisors, employees or facilities, or an indirect impact on us by adversely affecting the financial markets or the overall economy. While we have implemented business continuity and disaster recovery plans and maintain business interruption insurance, it is impossible to fully anticipate and protect against all potential catastrophes. If our business continuity and disaster recovery plans and procedures were disrupted or unsuccessful in the event of a catastrophe, we could experience a material adverse interruption of our operations.

We rely on outsourced service providers to perform key functions.

We rely on outsourced service providers to perform certain key technology, processing and support functions. For example, we have an agreement with Thomson Reuters BETA Systems, a division of Thomson Reuters, under which they provide us operational support, including data processing services for securities transactions and back office processing support. Any significant failures by these service providers could cause us to incur losses and could harm our reputation. If we had to change these service providers, we would experience a disruption to our business. Although we believe we have the resources to make such transitions with minimal disruption, we cannot predict the costs and time for such conversions. We cannot provide any assurance that the disruption caused by a change in our service providers would not have a material adverse affect on our business.

Risks Related to Our Business Generally

Any damage to our reputation could harm our business and lead to a loss of revenues and net income.

We have spent many years developing our reputation for integrity and superior client service, which is built upon our four pillars of support for our advisors: enabling technology, comprehensive clearing and compliance services, practice management programs and training, and independent research. Our ability to attract and retain advisors and employees is highly dependent upon external perceptions of our level of service, business practices and financial condition. Damage to our reputation could cause significant harm to our business and prospects and may arise from numerous sources, including:

•	litigation or regulatory actions;

•	failing to deliver minimum standards of service and quality;

•	compliance failures and

•	unethical behavior and the misconduct of employees, advisors or counterparties.

Negative perceptions or publicity regarding these matters could damage our reputation among existing and potential advisors and employees. Adverse developments with respect to our industry may also, by association, negatively impact our reputation or result in greater regulatory or legislative scrutiny or litigation against us. These occurrences could lead to loss of revenue and net income.

Our business is subject to risks related to litigation, arbitration actions and governmental and SRO investigations.

We are subject to legal proceedings arising out of our business operations, including lawsuits, arbitration claims, regulatory, governmental or SRO subpoenas, investigations and actions and other claims. Many of our legal claims are client initiated and involve the purchase or sale of investment securities. In our investment advisory programs, we have fiduciary obligations that require us and our advisors to act in the best interests of our advisors’ clients. We may face liabilities for actual or alleged breaches of legal duties to our advisors’ clients, in respect of issues related to the suitability of the financial products we make available in our open architecture product platform or the investment advice of our advisors based on their clients’ investment objectives (including, for example, auction rate securities or exchange traded funds). In addition, we, along with other industry participants, are subject to risks related to litigation and settlements arising from market events such as the failures in the auction rate securities market. We may also become subject to claims, allegations and legal proceedings that we infringe or misappropriate intellectual property or other proprietary rights of others. In addition, we may be subject to legal proceedings related to employment matters, including wage and hour, discrimination or harassment claims. The outcome of any such actions cannot be predicted, and a negative outcome in such a proceeding could result in substantial legal liability, loss of intellectual property rights and injunctive or other equitable relief against us. Further, such outcome may cause us significant reputational harm and could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.

We have adopted policies and procedures to identify, monitor and manage our operational risk. These policies and procedures, however, may not be fully effective. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise accessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. Also, because our advisors work in small, decentralized offices, additional risk management challenges may exist. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business and financial condition.

Misconduct and errors by our employees and our advisors, who operate in a decentralized-environment, could harm our business.

Misconduct and errors by our employees and our advisors could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm. We cannot always prevent misconduct and errors by our employees and our advisors, and the precautions we take to prevent and detect these activities may not be effective in all cases. Prevention and detection among our advisors, who are not our direct employees and some of whom tend to be located in small, decentralized offices, present additional challenges. There cannot be any assurance that misconduct and errors by our employees and advisors will not lead to a material adverse effect on our business.

Our insurance coverage may be inadequate or expensive.

We are subject to claims in the ordinary course of business. These claims may involve substantial amounts of money and involve significant defense costs. It is not always possible to prevent or detect activities giving rise to claims, and the precautions we take may not be effective in all cases.

We maintain voluntary and required insurance coverage, including, among others, general liability, property, director and officer, excess-SIPC, business interruption, errors and omissions, excess entity errors and omissions and fidelity bond insurance. Recently, premium and deductible costs associated with certain insurance coverages have increased, coverage terms have become more restrictive and the number of insurers has decreased. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Our business may be negatively affected if in the future our insurance proves to be inadequate or unavailable. In addition, insurance claims may harm our reputation or divert management resources away from operating our business.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.

We may seek to opportunistically acquire businesses that offer complementary products, services or technologies. These acquisitions are accompanied by risks. For instance, the acquisition could have a negative effect on our financial and strategic position and reputation or the acquired business could fail to further our strategic goals. We could incur significant costs when integrating an acquired business and may not be successful in doing so. We may have a lack of experience in new markets, products or technologies brought on by the acquisition and we may have an initial dependence on unfamiliar supply or distribution partners. The acquisition may create an impairment of relationships with customers or suppliers of the acquired business or our advisors or suppliers. All of these and other potential risks may serve as a diversion of our management’s attention from other business concerns and any of these factors could have a material adverse effect on our business.

Changes in U.S. federal income tax law could make some of the products distributed by our advisors less attractive to clients.

Some of the financial products distributed by our advisors, such as variable annuities, enjoy favorable treatment under current U.S. federal income tax law. Changes in U.S. federal income tax law, in particular with respect to variable annuity products or with respect to tax rates on capital gains or dividends, could make some of these products less attractive to clients and, as a result, could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

The Majority Holders will have the ability to control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.

Investment funds affiliated with the Majority Holders own a majority of our capital stock, on a fully-diluted basis, as of March 31, 2010. After the completion of this offering, the Majority Holders will own approximately     % of our common stock, or     % on a fully diluted basis. The Majority Holders have significant influence over corporate transactions. So long as investment funds associated with or designated by the Majority Holders continue to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Majority Holders will continue to be able to strongly influence or effectively control our decisions, regardless of whether or not other stockholders believe that the transaction is in their own best interests. Such concentration of voting power could also have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. If the Majority Holders enter into a change in control transaction, certain members of our executive team have the contractual ability to terminate their employment within the thirty day period immediately following the twelve month anniversary of a change in control and receive severance payments.

In addition, the Majority Holders and their affiliates are in the business of making investments in companies and may, from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business. To the extent the Majority Holders invest in such other businesses, the Majority Holders may have differing interests than our other stockholders. The Majority Holders may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we plan to apply to have our common stock listed on the NASDAQ Global Select Market, an active trading market for our shares may never develop or be sustained following this offering. If the market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies by using our shares as consideration, which, in turn, could materially adversely affect our business.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to the following factors (in addition to the other risk factors described in this section):

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of equity research analysts;

•	conditions and trends in the markets we serve;

•	announcements of significant new services or products by us or our competitors;

•	additions or changes to key personnel;

•	the commencement or outcome of litigation;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	future sale of our equity securities;

•	changes in the estimation of the future size and growth rate of our markets;

•	legislation or regulatory policies, practices or actions and

•	general economic conditions.

In addition, the stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These broad market and industry factors may materially harm the market price of our common stock irrespective of our operating performance. As a result of these factors, you might be unable to resell your shares at or above the initial public offering price after this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against the affected company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

We have no direct operations and derive all of our cash flow from our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments or distributions to meet any existing or future debt service and other obligations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us. In addition, FINRA regulations restrict dividends in excess of 10% of a member firm’s excess net capital without FINRA’s prior approval. Compliance with this regulation may impede our ability to receive dividends from LPL Financial.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

Following the completion of this offering, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Furthermore, our senior secured credit agreement places substantial restrictions on our ability to pay cash dividends. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock. Please see the section titled “Dividend Policy” for additional information.

Upon expiration of lock-up agreements between the underwriters and our officers, directors and certain holders of our common stock, a substantial number of shares of our common stock could be sold into the public market shortly after this offering, which could depress our stock price.

Our officers, directors and certain holders of our common stock have entered into lock-up agreements with our underwriters which prohibit, subject to certain limited exceptions, the disposal or pledge of, or the hedging against, any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, subject to extension in certain circumstances. In addition, certain holders who receive shares of common stock upon vesting of their restricted stock in connection with the initial public offering will be restricted from transferring such shares until the earlier of 180 days after the initial public offering and March 15, 2011. Our Stockholders Agreement also restricts the parties thereto from transferring their shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock until 180 days after the effective date of the registration statement. The market price of our common stock could decline as a result of sales by our existing stockholders in the market after this offering and after the expiration of these lock-up periods, or the perception that these sales could occur. Once a trading market develops for our common stock, and after these lock-up periods expire, many of our stockholders will have an opportunity to sell their stock for the first time. These factors could also make it difficult for us to raise additional capital by selling stock. Please see the section titled “Shares Eligible for Future Sale” for additional information regarding these factors.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use all of the net proceeds from this offering to repay a portion of the term loans under our senior secured credit facilities. Our management might not be able to yield any return on the investment and use of these net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.

Anti-takeover provisions in our certificate of incorporation and bylaws could prevent or delay a change in control of our company.

Our certificate of incorporation and our bylaws contain certain provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable, including the following, some of which may only become effective when the Majority Holders collectively own less than 40% of our outstanding shares of common stock:

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

•	advance notice requirements for stockholder proposals and director nominations;

•	limitations on the ability of stockholders to call special meetings and to take action by written consent;

•	when the Majority Holders collectively own 50% or less of our outstanding shares of common stock, the approval of holders of at least two-thirds of the shares entitled to vote generally on the making, alteration, amendment or repeal of our certificate of incorporation or bylaws, will be required to adopt, amend or repeal our bylaws, or amend or repeal certain provisions of our certificate of incorporation;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of the directors to remove directors and, following the classification of the board of directors, removal only for cause and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock, without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership or a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in the acquisition. For more information, please see the section titled “Description of Capital Stock.”

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We may not obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us publishes unfavorable research or reports or downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and the documents incorporated by reference contain forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “might,” “should,” “predict,” “potential,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “seek,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward looking statements including, but not limited to, changes in general economic and financial market conditions, fluctuations in the value of assets under management, effects of competition in the financial services industry, changes in the number of our advisors and their ability to effectively market financial products and services, the effect of current, pending and future legislation and regulation and regulatory actions. In particular, you should consider the numerous risks described in the “Risk Factors” section of this prospectus.

Although we believe the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find Additional Information.”

USE OF PROCEEDS

We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $      million, or $      million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $      per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We expect to use all of the net proceeds from this offering received by us to repay a portion of the term loans under our senior secured credit facilities.

We currently have three term loan tranches under our senior secured credit facilities — a term loan tranche of $317.1 million maturing on June 28, 2013 (the “2013 Term Loans”), a term loan tranche of $500.0 million maturing on June 25, 2015 (the “2015 Term Loans”) and a term loan tranche of $580.0 million maturing on June 28, 2017 (the “2017 Term Loans). We used the proceeds of the 2017 Term Loans, which we incurred in May 2010, together with cash on hand, to repay all of our then-outstanding senior unsecured subordinated notes due 2015.

The applicable margin for borrowings with respect to the (a) 2013 Term Loans is currently 0.75% for base rate borrowings and 1.75% for LIBOR borrowings, (b) 2015 Term Loans is currently 1.75% for base rate borrowings and 2.75% for LIBOR borrowings, and (c) 2017 Term Loans is currently 2.75% for base rate borrowings and 3.75% for LIBOR borrowings.

We have not yet determined how we will allocate the reduction of indebtedness among our term loan tranches. Management will retain broad discretion in the allocation and use of the net proceeds to us from this offering, and determine the allocation of the net proceeds to repay indebtedness following the completion of this offering based on a number of factors, including remaining maturity, applicable interest rates, outstanding balance and ability to reborrow.

DIVIDEND POLICY

We have not paid any dividends on our common stock during the past four fiscal years and we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance operations and repay debt. Our senior secured credit facilities contain restrictions on our activities, including paying dividends on our capital stock. For an explanation of these restrictions see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness.” In addition, FINRA regulations restrict dividends in excess of 10% of a member firm’s excess net capital without FINRA’s prior approval, potentially impeding our ability to receive dividends from LPL Financial. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis;

•	on an as-adjusted basis to give effect to (i) the addition of a new $580.0 million term loan tranche of our senior secured credit facilities on May 24, 2010, (ii) the redemption of the $550.0 million senior unsecured subordinated notes at a price of 105.375% of the outstanding aggregate principal amount plus accrued and unpaid interest through March 31, 2010, (iii) the payment in cash of fees and costs totaling $18.0 million associated with the new term loan tranche and (iv) the after-tax impact to retained earnings of the loss on the early retirement of the senior unsecured subordinated notes of $22.9 million, and

•	on a pro forma as-adjusted basis after giving effect to (i) the adjustments described above, (ii) the recognition of $ million of share-based compensation expense based on the number of restricted shares issued under our Fifth Amended and Restated 2000 Stock Bonus Plan multiplied by the assumed initial public offering price net of the related tax benefit, (iii) the sale by us of shares of common stock (assuming the underwriters do not exercise their option to purchase additional shares) that we are offering at the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iv) the use of proceeds from the sale by us of these shares to reduce amounts outstanding under our senior secured credit facilities. For purpose of this table, the assumed initial public offering price is $ per share, which is the midpoint of the range listed on the cover page of this prospectus.

You should read the following table in conjunction with our financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, all included elsewhere in this prospectus.

	March 31, 2010
			Pro-Forma, as
	Actual	As Adjusted	Adjusted
	(In thousands)

Cash and cash equivalents(4)	$324,761	$289,995

Long-term obligations:
Senior secured term loan(1)	$817,117	$1,397,117
Senior unsecured subordinated notes(2)	550,000	—

Total long-term obligations	1,367,117	1,397,117

Stockholders’ equity:
Common stock: $.001 par value; 200,000,000 shares authorized; 94,241,567 shares issued and outstanding	87	87
Additional paid-in capital	682,899	682,899
Stockholder loans	(51)	(51)
Accumulated other comprehensive loss	(8,614)	(8,614)
Retained earnings	208,836	185,948	(3)

Total stockholders’ equity(4)	883,157	860,269

Total capitalization(4)	$2,250,274	$2,257,386

(1)	Borrowings under our senior secured credit facilities bear interest at a base rate equal to either one, two, three, six, nine or twelve-month LIBOR plus the applicable margin, or an alternative base rate (“ABR”) plus the applicable margin. The ABR is equal to the greatest of (a) the prime rate in effect on such day, (b) the effective federal funds rate in effect on such day, plus 0.50% or

(c) solely in the case of the 2015 Term Loans and the 2017 Term Loans, 2.50%. The applicable margin on our senior secured term credit facilities could change depending on our credit rating. Our senior secured credit facilities are subject to certain financial and non-financial covenants. We may voluntarily repay outstanding loans under our senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans. The LIBOR Rate with respect to the 2015 Term Loans and the 2017 Term Loans shall in no event be less than 1.50%.

(2)	As of March 31, 2010, we have $550.0 million of senior unsecured subordinated notes due December 15, 2015. The notes bear interest at 10.75% per annum and interest payments are payable semiannually in arrears. We are not required to make mandatory redemption or sinking-fund payments with respect to the notes. The indenture underlying the senior unsecured subordinated notes contains various restrictions on us with respect to us, including one or more restrictions relating to limitations on liens, sale and leaseback arrangements and funded debt of subsidiaries. We may voluntarily repurchase our senior unsecured subordinated notes at any time, pursuant to certain prepayment penalties.

(3)	Upon the offering, the 7,423,973 restricted shares of common stock issued to advisors under the Fifth Amended and Restated 2000 Stock Bonus Plan will vest. At such time, we will record expense based upon the initial public offering price per share multiplied by the number of restricted shares. We will also record a tax benefit approximately equal to 39.55% of the expense recorded.

(4)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) cash and cash equivalents, total stockholders’ equity and total capitalization by $ million, $ million and $ million, respectively, assuming the number of shares offered by us and the selling stockholders, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The table above does not include:

•	22,710,790 shares of common stock issuable upon the exercise of options and warrants outstanding as of March 31, 2010, with exercise prices ranging from $1.07 to $27.80 per share and a weighted average exercise price of $7.00 per share (the number, price and range of outstanding options and warrants will be adjusted to reflect any exercise of options and warrants by selling stockholders in connection with this offering);

•	2,823,452 stock units outstanding at March 31, 2010, under our 2008 Nonqualified Deferred Compensation Plan, each representing the right to receive one share of common stock at the earliest of (a) a date in 2012 to be determined by the board of directors; (b) a change of control of the company or (c) death or disability of the holder and

•	3,108,907 additional shares of common stock reserved for future grants under our equity incentive plans.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial and operating data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statements of income data for the years ended December 31, 2009, 2008 and 2007 and the consolidated statements of financial condition data as of December 31, 2009 and 2008 from our audited financial statements included elsewhere in this prospectus. We have derived the consolidated statements of income data for the years ended December 31, 2006 and 2005 and consolidated statements of financial condition data as of December 31, 2007, 2006 and 2005 from our audited financial statements not included in this prospectus. We have derived the condensed consolidated statements of financial condition data as of March 31, 2010 and the condensed consolidated statements of income data for the three months ended March 31, 2010 and 2009 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements for the three months ended March 31, 2010 and 2009 have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for fair presentation of this data in all material respects. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

Our selected historical financial data may not be comparable from period to period and may not be indicative of future results. Additionally, historical dividends per share are presented as declared by the predecessor company under its capital structure at that time. Common shares of our predecessor are not equal to common shares under our current capital structure and are not necessarily indicative of amounts that would have been received per common share of current ownership.

	For the Three Months
	Ended March 31,		For the Year Ended December 31,
							Predecessor(2)
	2010(1)	2009(1)	2009(1)	2008(1)	2007(1)	2006	2005
	(unaudited)
	(In thousands, except per share data)

Consolidated statements of income data:
Net revenues	$743,406	$642,978	$2,749,505	$3,116,349	$2,716,574	$1,739,635	$1,406,320
Total expenses	698,690	616,193	2,676,938	3,023,584	2,608,741	1,684,769	1,290,570
Income from continuing operations before provision for income taxes	44,716	26,785	72,567	92,765	107,833	54,866	115,750
Provision for income taxes	19,162	11,988	25,047	47,269	46,764	21,224	46,461
Income from continuing operations	25,554	14,797	47,520	45,496	61,069	33,642	69,289
Discontinued operations	—	—	—	—	—	—	(26,200)
Net income	25,554	14,797	47,520	45,496	61,069	33,642	43,089
Per share data:
Earnings per basic share:
Income from continuing operations	$0.29	$0.17	$0.54	$0.53	$0.72	$0.41	$0.84
Loss from discontinued operations	—	—	—	—	—	—	$(0.32)

Earnings per basic share	$0.29	$0.17	$0.54	$0.53	$0.72	$0.41	$0.52

	For the Three Months
	Ended March 31,			For the Year Ended December 31,
									Predecessor(2)
	2010(1)		2009(1)	2009(1)		2008(1)	2007(1)	2006	2005
	(unaudited)
	(In thousands, except per share data)

Earnings per diluted share:
Income from continuing operations		$0.25	$0.15		$0.47	$0.45	$0.62	$0.35	$0.72
Loss from discontinued operations		—	—		—	—	—	—	(0.27)

Earnings per diluted share		$0.25	$0.15		$0.47	$0.45	$0.62	$0.35	$0.45

Pro-forma net income per share (unaudited)(3)
Basic	$			$
Diluted	$			$
Predecessor cash dividends, per common share (unaudited)
Class A & C (Predecessor)		n/a	n/a		n/a	n/a	n/a	n/a	$6.36
Class B (Predecessor)		n/a	n/a		n/a	n/a	n/a	n/a	$1.47

	As of March 31,		As of December 31,
							Predecessor(2)
	2010	2009	2009(1)	2008(1)	2007(1)	2006	2005
	(unaudited)
	(In thousands)

Consolidated statements of financial condition data:
Cash and cash equivalents	$324,761	$319,394	$378,594	$219,239	$188,003	$245,163	$134,592
Total assets	3,343,286	3,344,907	3,336,936	3,381,779	3,287,349	2,797,544	2,638,486
Total debt(4)	1,407,117	1,465,541	1,369,223	1,467,647	1,451,071	1,344,375	1,345,000

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
			(unaudited)				Predecessor(2)
	2010	2009	2009(1)	2008(1)	2007(1)	2006	2005

Other financial and operating data:
Adjusted EBITDA(5) (in thousands)	$105,457	$81,948	$356,068	$350,171	$329,079	$247,912	$188,917
Adjusted net income(5) (in thousands)	$41,099	$25,311	$129,556	$108,863	$107,404	$65,372	$78,278
Adjusted net income per share(5)	$0.42	$0.26	$1.32	$1.09	$1.08	$0.68	$0.82
Gross margin(6) (in thousands)	$230,204	$200,447	$844,926	$953,301	$781,102	$508,530	$407,019
Gross margin as a % of net revenue(6)	31.0%	31.2%	30.7%	30.6%	28.8%	29.2%	28.9%
Number of advisors(7)	12,026	12,294	11,950	11,920	11,089	7,006	6,481
Advisory and brokerage assets(8) (in billions)	$284.6	$231.7	$279.4	$233.9	$283.2	$164.7	$105.4
Advisory assets under management (in billions)	$81.0	$57.5	$77.2	$59.6	$73.9	$51.1	$38.4
Insured cash account balances (in billions)	$11.4	$12.0	$11.6	$11.2	$8.6	$5.8	n/a
Money market account balances (in billions)	$6.7	$10.8	$7.0	$11.2	$7.4	$3.5	$6.4

(1)	Financial results as of and for the years ended December 31, 2009, 2008 and 2007 and the quarters ended March 31, 2010 and 2009 include the acquisitions of UVEST Financial Services Group, Inc. (acquired on January 2, 2007), Pacific Select Group, LLC and its wholly owned subsidiaries: Mutual Service Corporation, Associated Financial Group, Inc., Associated Securities Corp., Associated Planners Investment Advisory, Inc. and Waterstone Financial Group, Inc. (acquired on June 20, 2007) and IFMG Securities, Inc., Independent Financial Marketing Group, Inc. and LSC Insurance Agency of Arizona, Inc. (acquired on November 7, 2007). Consequently, the results of operations for 2009, 2008 and 2007 and three months ended March 31, 2010 and 2009 may not be directly comparable to prior periods.

(2)	On December 28, 2005, investment funds affiliated with the Majority Holders acquired a majority of our capital stock through a merger transaction. Activities as of December 28, 2005 and periods prior are those of the predecessor.

(3)	The unaudited pro forma net income per share gives effect to: (i) the recognition of $ million of share-based compensation expense based on the number of restricted shares issued under our Fifth Amended and Restated 2000 Stock Bonus Plan multiplied by the assumed initial public offering price net of the related tax benefit, (ii) the sale by us of shares of common stock (assuming the underwriters do not exercise their option to purchase additional shares) that we are offering at the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the use of proceeds from the sale by us of these shares to reduce amounts outstanding under our senior secured credit facilities. For purposes of this calculation, the assumed initial public offering price is $ per share, which is the midpoint of the range listed on the cover page of this prospectus.

(4)	Total debt consists of our senior secured credit facilities, senior unsecured subordinated notes, revolving line of credit facility and bank loans payable.

(5)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Growth” for an explanation of Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per share.

(6)	Gross margin is calculated as net revenues less production expenses. Production expenses consist of the following expense categories from our consolidated statements of income: (i) commissions and advisory fees and (ii) brokerage, clearing and exchange. All other expense categories, including depreciation and amortization, are considered general and administrative in nature. Because our gross margin amounts do not include any depreciation and amortization expense, our gross margin amounts may not be comparable to those of others in our industry.

(7)	Number of advisors is defined as those investment professionals who are licensed to do business with our broker-dealer subsidiaries.

(8)	Advisory and brokerage assets are comprised of assets that are custodied, networked and non-networked and reflect market movement in addition to new assets, inclusive of new business development and net of attrition. Non-networked assets was not available in 2005 and accordingly, advisory and brokerage assets is comprised of custodied and networked accounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We provide an integrated platform of proprietary technology, brokerage and investment advisory services to over 12,000 independent financial advisors and financial advisors at financial institutions across the country, enabling them to successfully service their retail investors with unbiased, conflict-free financial advice. In addition, we support over 4,000 financial advisors with customized clearing, advisory platforms and technology solutions. Our singular focus is to support our advisors with the front, middle and back-office support they need to serve the large and growing market for independent investment advice, particularly in the mass affluent market. We believe we are the only company that offers advisors the unique combination of an integrated technology platform, comprehensive self-clearing services and full open architecture access to leading financial products, all delivered in an environment unencumbered by conflicts from product manufacturing, underwriting or market making.

Our Sources of Revenue

Our revenues are derived primarily from fees and commissions from products and advisory services offered by our advisors to their clients, a substantial portion of which we pay out to our advisors, as well as fees we receive from our advisors for use of our technology, custody and clearing platforms. We also generate asset-based fees through a distribution of financial products for a broad range of product manufacturers. Under our self-clearing platform, we custody the majority of client assets invested in these financial products, which includes providing statements, transaction processing and ongoing account management. In return for these services, mutual funds, insurance companies, banks and other financial product manufacturers pay us fees based on asset levels or number of accounts managed. We also earn fees for margin lending to our advisors’ clients.

We track recurring revenue, which we define to include our asset-based fee revenues, advisory fee revenues, our trailing commission revenues, our revenues from cash sweep programs and asset-based transaction and other fee revenues. Because recurring revenue is associated with asset balances, it will fluctuate depending on the market value of the asset balances and current interest rates. Accordingly, recurring revenue can be negatively impacted by adverse external market conditions. However, recurring revenue is meaningful to us despite these fluctuations because it is not based on transaction volumes or other activity-based fees, which are more difficult to predict, particularly in declining or volatile markets.

The table below summarizes the sources of our revenue and the underlying drivers:

•	Commissions and Advisory Fees. Transaction-based commissions and advisory fees both represent advisor-generated revenue, generally 85-90% of which is paid to advisors.

Commissions. Transaction-based commission revenues represent gross commissions generated by our advisors, primarily from commissions earned on the sale of various financial products such as fixed and variable annuities, mutual funds, general securities, alternative investments and insurance. We also earn trailing commission type revenues (a commission that is paid over time such as 12(b)-1 fees) on mutual funds and variable annuities held by clients of our advisors. Trail commissions are recurring in nature and are earned based on the current market value of investment holdings.

Advisory Fees. Advisory fee revenues represent fees charged by us and our advisors to their clients based on the value of advisory assets.

•	Asset-Based Fees. Asset-based fees are comprised of fees from cash sweep programs, our financial product manufacturer sponsorship programs, and sub-transfer agency and networking services. Pursuant to contractual arrangements, uninvested cash balances in our advisors’ client accounts are swept into either insured deposit accounts at various banks or third-party money market funds, for which we receive fees, including administrative and record-keeping fees based on account type and the invested balances. In addition, we receive fees from certain financial product manufacturers in connection with sponsorship programs that support our marketing and sales-force education and training efforts. We also earn fees on mutual fund assets for which we provide administrative and record-keeping services as a sub-transfer agent. Our networking fees represent fees paid to us by mutual fund and annuity product manufacturers in exchange for administrative and record-keeping services that we provide to clients of our advisors. Networking fees are correlated to the number of positions we administer, not the value of assets under administration.

•	Transaction and Other Fees. Revenues earned from transaction and other fees primarily consist of transaction fees and ticket charges, subscription fees, IRA custodian fees, contract and license fees, conference fees and small/inactive account fees. We charge fees to our advisors and their clients for executing transactions in brokerage and fee-based advisory accounts. We earn subscription fees for the software and technology services provided to our advisors and on IRA custodial services that we provide for their client accounts. We charge monthly administrative fees to our advisors. We charge fees to financial product manufacturers for participating in our training and marketing conferences and fees to our advisors and their clients for accounts that fail to meet certain specified thresholds of size or activity.

•	Interest and Other Revenue. Other revenue includes marketing re-allowances from certain financial product manufacturers as well as interest income from client margin accounts and cash equivalents, net of operating interest expense.

Our Operating Expenses

•	Production Expenses. Production expenses consist of commissions and advisory fees as well as brokerage, clearing and exchange fees. We pay out the majority of commissions and advisory fees received from sales or services provided by our advisors. Substantially all of these payouts are variable and correlated to the revenues generated by each advisor.

•	Compensation and Benefits Expense. Compensation and benefits expense includes salaries and wages and related employee benefits and taxes for our employees (including share-based compensation), as well as compensation for temporary employees and consultants.

•	General and Administrative Expenses. General and administrative expenses include promotional fees, occupancy and equipment, communications and data processing, regulatory fees, travel and entertainment and professional services.

•	Depreciation and Amortization Expense. Depreciation and amortization expense represents the benefits received for using long-lived assets. Those assets represent significant intangible assets established through our acquisitions, as well as fixed assets which include internally developed software, hardware, leasehold improvements and other equipment.

•	Restructuring Charges. Restructuring charges represent expenses incurred as a result of our 2009 consolidation of the Affiliated Entities and our strategic business review committed to and implemented in 2008 to reduce our cost structure and approve operating efficiencies.

•	Other Expenses. Other expenses include bank fees, other taxes, bad debt expense and other miscellaneous expenses.

How We Evaluate Growth

We focus on several key financial and non-financial metrics in evaluating the success of our business relationships and our resulting financial position and operating performance. Our key metrics as of and for the years ended December 31, 2009, 2008, and 2007 and the three months ended March 31, 2010 and 2009 are as follows:

	As of and for the
	Three Months		As of and for the Year
	Ended March 31,		Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)

Non-Financial Metrics
Advisors(1)	12,026	12,294	11,950	11,920	11,089
Advisory and brokerage assets(2) (in billions)	$284.6	$231.7	$279.4	$233.9	$283.2
Advisory assets under management (in billions)	$81.0	$57.5	$77.2	$59.6	$73.9

Financial Metrics
Revenue growth (decline) from prior period	15.6%	(19.5)%	(11.8)%	14.7%	56.2%
Recurring revenue as a % of net revenue(3)	60.1%	55.0%	57.3%	58.5%	57.1%
Gross margin(4) (in millions)	$230.2	$200.4	$844.9	$953.3	$781.1
Gross margin as a % of net revenue(4)	31.0%	31.2%	30.7%	30.6%	28.8%
Net income (in millions)	$25.6	$14.8	$47.5	$45.5	$61.1
Adjusted EBITDA (in millions)	$105.5	$81.9	$356.1	$350.2	$329.1
Adjusted Net Income (in millions)	$41.1	$25.3	$129.6	$108.9	$107.4

(1)	Advisors are defined as those investment professionals who are licensed to do business with our broker-dealer subsidiaries. In 2009, we attracted record levels of new advisors due to the dislocation in the marketplace that impacted many of our competitors. This record recruitment was offset, however, by the attrition of approximately 720 advisors licensed through the Affiliated Entities related to the consolidation of the operations of the Affiliated Entities. Excluding this attrition, we added 750 new advisors during 2009, representing 6.3% advisor growth.

(2)	Advisory and brokerage assets are comprised of assets that are custodied, networked and non-networked and reflect market movement in addition to new assets, inclusive of recruiting and net of attrition.

(3)	Recurring revenue is derived from sources such as advisory fees, asset-based fees, trailing commission fees, fees related to our cash sweep programs, interest earned on margin accounts and technology and service fees. In 2009, we revised our definition of recurring revenues. Accordingly, prior period amounts have been recast to reflect this change.

(4)	Gross margin is calculated as net revenues less production expenses. Production expenses consist of the following expense categories from our consolidated statements of income: (i) commissions and advisory fees and (ii) brokerage, clearing and exchange. All other expense categories, including depreciation and amortization, are considered general and administrative in nature. Because our gross margin amounts do not include any depreciation and amortization expense, our gross margin amounts may not be comparable to those of others in our industry.

Adjusted EBITDA

Adjusted EBITDA is defined as EBITDA (net income plus interest expense, income tax expense, depreciation and amortization), further adjusted to exclude certain non-cash charges and other adjustments set forth below. We present Adjusted EBITDA because we consider it an important measure of our performance. Adjusted EBITDA is a useful financial metric in assessing our operating performance from period to period by excluding certain items that we believe are not representative of our core business, such as certain material non-cash items and other adjustments that are outside the control of management.

We believe that Adjusted EBITDA, viewed in addition to, and not in lieu of, our reported GAAP results, provides useful information to investors regarding our performance and overall results of operations for the following reasons:

•	because non-cash equity grants made to employees at a certain price and point in time do not necessarily reflect how our business is performing at any particular time, stock-based compensation expense is not a key measure of our operating performance and

•	because costs associated with acquisitions and the resulting integrations, restructuring and conversions can vary from period to period and transaction to transaction, expenses associated with these activities are not considered a key measure of our operating performance.

We use Adjusted EBITDA:

•	as a measure of operating performance;

•	for planning purposes, including the preparation of budgets and forecasts;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies;

•	in communications with our board of directors concerning our financial performance and

•	as a bonus target for certain of our employees.

Adjusted EBITDA is a non-GAAP measure as defined by Regulation G under the Securities Act and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net income, operating income or any other performance measure derived in accordance with GAAP, and is subject to important limitations.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect all cash expenditures, future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs and

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

In addition, Adjusted EBITDA can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in our business. We compensate for these limitations by relying primarily on the GAAP results and using Adjusted EBITDA as supplemental information.

Set forth below is a reconciliation from our net income to Adjusted EBITDA for the years ended December 31, 2009, 2008 and 2007 and the three months ended March 31, 2010 and 2009 (in thousands):

	For the Three
	Months Ended
	March 31,		For The Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)

Net income	$25,554	$14,797	$47,520	$45,496	$61,069
Interest expense	24,336	25,941	100,922	115,558	122,817
Income tax expense	19,162	11,988	25,047	47,269	46,764
Depreciation and amortization	25,590	27,395	108,296	100,462	78,748

EBITDA	$94,642	$80,121	$281,785	$308,785	$309,398
Share-based compensation expense(a)	$2,536	$1,225	$6,437	$4,160	$2,159
Acquisition and integration related expenses(b)	140	822	3,037	18,326	16,350
Restructuring and conversion costs(c)	7,979	(259)	64,658	15,122	—
Other(d)	160	39	151	3,778	1,172

Adjusted EBITDA	$105,457	$81,948	$356,068	$350,171	$329,079

(a)	Represents share-based compensation for stock options awarded to employees and non-executive directors.

(b)	Represents acquisition and integration costs primarily as a result of our 2007 acquisitions of UVEST, the Affiliated Entities and IFMG.

(c)	Represents organizational restructuring charges incurred in 2008 and 2009 for severance and one-time termination benefits, asset impairments, lease and contract termination fees and other transfer costs.

(d)	Represents impairment charges in 2008 for our equity investment in Blue Frog, other taxes and employment tax withholding related to a nonqualified deferred compensation plan.

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income represents net income before: (a) share-based compensation expense, (b) amortization of intangible assets and software, a component of depreciation and amortization, resulting from our merger transaction in 2005 with the Majority Holders and our 2007 acquisitions, (c) acquisition and integration related expenses and (d) restructuring and conversion costs. Reconciling items are tax effected using the income tax rates in effect for the applicable period, adjusted for any potentially non-deductible amounts.

Adjusted Net Income per share represents Adjusted Net Income divided by weighted average outstanding shares on a fully diluted basis.

We prepared Adjusted Net Income and Adjusted Net Income per share to eliminate the effects of items that we do not consider indicative of our core operating performance.

We believe that Adjusted Net Income and Adjusted Net Income per share, viewed in addition to, and not in lieu of, our reported GAAP results provide useful information to investors regarding our performance and overall results of operations for the following reasons:

•	because non-cash equity grants made to employees at a certain price and point in time do not necessarily reflect how our business is performing at any particular time, stock-based compensation expense is not a key measure of our operating performance;

•	because costs associated with acquisitions and related integrations, restructuring and conversions can vary from period to period and transaction to transaction, expenses associated with these activities are not considered a key measure of our operating performance and

•	because amortization expenses can vary substantially from company to company and from period to period depending upon each company’s financing and accounting methods, the fair value and average expected life of acquired intangible assets and the method by which assets were acquired, the amortization of intangible assets obtained in acquisitions are not considered a key measure in comparing our operating performance.

We have historically not used Adjusted Net Income for internal management reporting and evaluation purposes; however, we believe Adjusted Net Income and Adjusted Net Income per share are useful to investors in evaluating our operating performance because securities analysts use them as supplemental measures to evaluate the overall performance of companies, and we anticipate that our investor and analyst presentations after we are public will include Adjusted Net Income and Adjusted Net Income per share.

Adjusted Net Income and Adjusted Net Income per share are not measures of our financial performance under GAAP and should not be considered as an alternative to net income or earnings per share or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity.

We understand that, although Adjusted Net Income and Adjusted Net Income per share are frequently used by securities analysts and others in their evaluation of companies, they have limitations as analytical tools, and you should not consider Adjusted Net Income and Adjusted Net Income per share in isolation, or as substitutes for an analysis of our results as reported under GAAP. In particular you should consider:

•	Adjusted Net Income and Adjusted Net Income per share do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted Net Income and Adjusted Net Income per share do not reflect changes in, or cash requirements for, our working capital needs and

•	Other companies in our industry may calculate Adjusted Net Income and Adjusted Net Income per share differently than we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with using Adjusted Net Income and Adjusted Net Income per share through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted Net Income to the most directly comparable GAAP measure, net income.

The following table sets forth a reconciliation of net income to Adjusted Net Income and Adjusted Net Income per share for the years ended December 31, 2009, 2008 and 2007 and the three months ended March 31, 2010 and 2009:

	For the Three Months		For The Year Ended
	Ended March 31,		December 31
	2010	2009	2009	2008	2007
	(In thousands, except per share data)
	(unaudited)

Net income	$25,554	$14,797	$47,520	$45,496	$61,069
After-Tax:
EBITDA Adjustments(1)	7,015	1,395	46,089	26,045	12,263
Amortization of purchased intangible assets(1)(2)	8,530	9,119	35,947	37,322	34,072

Adjusted Net Income	$41,099	$25,311	$129,556	$108,863	$107,404

Adjusted Net Income per share(3)	$0.42	$0.26	$1.32	$1.09	$1.08
Weighted average shares outstanding — diluted	98,945	97,959	98,494	100,334	99,099

(1)	EBITDA Adjustments and amortization of purchased intangible assets, a component of depreciation and amortization, have been tax effected using a federal rate of 35.0% and the applicable effective state rate which ranged from 4.23% to 4.71%, net of the federal tax benefit.

(2)	Represents amortization of intangible assets and software, which were $59.6 million, $61.7 million and $56.1 million before taxes for the years ended December 31, 2009, 2008 and 2007, respectively, and were $14.1 million and $15.1 million before taxes for the three months ended March 31, 2010 and 2009, respectively. The amortization of intangible assets and software was a result of our purchase accounting adjustments from our merger transaction in 2005 with the Majority Holders and our 2007 acquisitions of UVEST, the Affiliated Entities and IFMG.

(3)	Represents Adjusted Net Income divided by weighted average number of shares outstanding on a fully diluted basis. Set forth is a reconciliation of earnings per share on a fully diluted basis as calculated in accordance with GAAP to Adjusted Net Income per share:

	For the Three
	Months
	Ended March 31,		For The Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)

Earnings per share (diluted)	$0.25	$0.15	$0.47	$0.45	$0.62
Adjustment for allocation of undistributed earnings to stock units	$0.01	$0.01	$0.01	$—	$—
After-Tax:
EBITDA Adjustments per share	$0.07	$0.01	$0.47	$0.26	$0.12
Amortization of purchased intangible assets per share	$0.09	$0.09	$0.37	$0.38	$0.34

Adjusted Net Income per share	$0.42	$0.26	$1.32	$1.09	$1.08

Economic Overview and Impact of Financial Market Events

Since the middle of 2008, financial markets worldwide, particularly in the United States, experienced significant volatility, turbulence and substantial declines in value, followed by a partial recovery that began during the second quarter of 2009. The market’s decline and recovery is illustrated by the S&P 500 index, which began 2008 at 1,447, stood at 1,280 on June 30, 2008, declined to 903 at December 31, 2008, and dropped to 667 on March 6, 2009, before recovering to end 2009 at 1,115. During the first quarter of 2010, the equity and fixed income markets continued the positive trends that were observed toward the second half of 2009. For example, the S&P 500 averaged 1,124 during the first quarter of 2010, 39.1% above the average of 808 in the comparable prior year period. This rebound has positively influenced our advisory and brokerage assets and improved those revenue sources which are directly driven by client asset levels. Despite the market’s trending recovery, overall economic activity including consumer discretionary income, employment and consumer confidence remained weak.

In response to the market turbulence and overall economic environment, the central banks including the Federal Reserve have maintained historically low interest rates. The average effective rate for federal funds was 0.13% in the first quarter of 2010, compared to 0.12% for the fourth quarter of 2009 and 0.19% for the first quarter of 2009. The low interest rate environment negatively impacts our revenues from client assets in our cash sweep programs.

While our business has improved as a result of the more favorable environment, our outlook remains cautiously optimistic and we persist in our efforts to reduce costs and control our expenditures.

Throughout 2008 and 2009, we launched a series of expense management and organizational simplification initiatives that enabled us to reduce compensation and benefits expenses and other general and administrative expenses from 2008 to 2009 by $72.7 million and $48.0 million, respectively. In the fourth quarter of 2008, we initiated a series of cost reduction measures through a strategic business review. Those efforts included the December 31, 2008 decision to reduce our workforce by approximately 250 employees, or approximately 10%, which resulted in additional expenditures during the fourth quarter of 2008 and reduced compensation and benefits expense by approximately $27.0 million during 2009 in comparison to 2008.

In addition, the strategic business review included expense reductions that we view as temporary in nature. These items include (a) decreases in project expenses, (b) the elimination of or reduction in scope of certain advisor recognition programs and annual conferences and (c) employee-related items such as reduction in bonuses and employer contributions to our retirement plans.

In the third quarter of 2009, we furthered our restructuring plans by consolidating the operations of Pacific Select Group, LLC and its wholly-owned subsidiaries, which we refer to collectively as the Affiliated Entities, with those of LPL Financial. We also identified opportunities to restructure and consolidate certain advisor support activities, including sales and marketing and compliance across certain of our subsidiaries. As of March 31, 2010, we have incurred charges of $63.1 million and expect $10.6 million in additional one-time restructuring charges, all for severance and termination benefits, asset impairments, contract termination fees and other conversion costs. Beginning in 2010, we estimate the 2009 consolidation of our Affiliated Entities will result in approximately $24.0 million of annual cost savings.

We also enjoyed strong business development results in 2009 as market turbulence resulted in a significant dislocation of advisors at firms disrupted by or forced to merge in response to these adverse market conditions. In 2009, we attracted 750 net new advisors, exclusive of the attrition of those advisors impacted by our consolidation of the operations of the Affiliated Entities.

We continue to attempt to mitigate the impact of financial market events on our earnings with a strategic focus on attractive growth opportunities such as business development from attracting new advisors and through efficiency initiatives and expense management activities described earlier. We plan to continue these efforts into future periods as they may help mitigate some of the negative financial risks associated with volatile market conditions and bolster our growth capabilities. We remain focused on retaining our advisors and enabling them to provide their clients with independent and unbiased financial advice and leading service. This strategy is a key advantage and we believe it provides sustainable success for our advisors and our company.

Recent Acquisitions and Divestitures

From time to time we undertake acquisitions and/or divestitures based on opportunities in the competitive landscape. These activities are part of our overall growth strategy, but can distort comparability when reviewing revenue and expense trends for periods presented. The following describes significant acquisition and divestiture activities that have impacted our 2007, 2008 and 2009 results.

On January 2, 2007, we completed our acquisition of UVEST, augmenting our position in providing independent third-party brokerage services to banks, credit unions and other financial institutions. The purchase price was $89.5 million at closing, comprised of $78.0 million in cash financed primarily through borrowings under our senior secured credit facilities, as well as the issuance of 603,660 shares of our common stock at an estimated fair value of $18.90 per share on the date of acquisition. Immediately following the acquisition, we satisfied certain obligations under a phantom stock plan for UVEST employees by issuing 65,820 shares of common stock at an estimated fair value of $18.90 per share.

On June 20, 2007, we acquired the Affiliated Entities which increased the number of our advisors and strengthened our position as a leading independent broker-dealer. Accordingly, our 2007 results of operations include the activities of the Affiliated Entities beginning on June 21, 2007. Total purchase consideration was $120.5 million comprised of $63.3 million in cash funded primarily through borrowings under our senior secured credit facilities, and the issuance of 2,645,500 shares of common stock with an estimated fair value of $21.60 per share on the date of acquisition.

On November 7, 2007, we acquired all of the outstanding capital stock of IFMG, further expanding our reach in offering financial services to banks, savings and loan institutions and credit unions nationwide. Accordingly, our 2007 results of operations include the activities of IFMG beginning on November 7, 2007. Purchase consideration at closing was $25.7 million and was financed with borrowings under our senior secured credit facilities. At the time of acquisition, we announced a plan (the “Shutdown Plan”) to transfer existing IFMG financial institutional relationships to our other broker-dealer subsidiaries, LPL Financial and UVEST. In accordance with the Shutdown Plan, we made several post-closing payments based on the successful recruitment, retention and transition of these relationships during the third and fourth quarter of 2008.

On December 31, 2007, we ceased the operations of our subsidiary Innovex Mortgage, Inc. (“Innovex”). Prior to that date, Innovex provided comprehensive mortgage services for residential properties of the clients of our advisors.

On September 1, 2009, we consolidated the operations of the Affiliated Entities with those of LPL Financial. The consolidation involved the transfer of securities licenses of certain registered representatives associated with the Affiliated Entities and their client accounts. Following the consolidation, the registered representatives and client accounts that were transferred are now associated with LPL Financial. The consolidation of the Affiliated Entities was effected to enhance service offerings to our advisors while also generating efficiencies.

While our acquisitions of the Affiliated Entities and IFMG have contributed to the overall growth of our base of advisors and related revenue and market position, we have incurred significant non-recurring costs related to acquisition integration and the subsequent shutdown and/or conversion. Many of these expenditures are in the form of restructuring charges, personnel costs, system costs and professional fees. For example, the consolidation of the Affiliated Entities with LPL Financial in

September 2009 resulted in restructuring charges including severance and one-time termination benefits, lease and contract termination fees, asset impairments and transfer and conversion costs.

Results of Operations

Three Months Ended March 31, 2010 and 2009

The following discussion presents an analysis of our results of operations for the three months ended March 31, 2010 and 2009. Where appropriate, we have identified specific events and changes that affect comparability or trends, and where possible and practical, have quantified the impact of such items.

	Three Months
	Ended
	March 31,
	2010	2009	% Change
	(In thousands)

Revenues
Commissions	$388,972	$347,220	12.0%
Advisory fees	206,330	163,905	25.9%
Asset-based fees	71,450	62,654	14.0%
Transaction and other fees	67,363	61,338	9.8%
Other	9,291	7,861	18.2%

Net revenues	743,406	642,978	15.6%

Expenses
Production	513,202	442,531	16.0%
Compensation and benefits	73,575	66,978	9.8%
General and administrative	53,237	49,871	6.7%
Depreciation and amortization	25,590	27,395	(6.6)%
Restructuring charges	3,949	(327)	*
Other	4,777	3,720	28.4%

Total operating expenses	674,330	590,168	14.3%

Non-operating interest expense	24,336	25,941	(6.2)%
Loss on equity method investment	24	84	(71.4)%

Total expenses	698,690	616,193	13.4%

Income before provision for income taxes	44,716	26,785	66.9%
Provision for income taxes	19,162	11,988	59.8%

Net income	$25,554	$14,797	72.7%

*	Not meaningful.

Revenues

Commissions

The following table sets forth our commission revenue by product category included in our unaudited condensed consolidated statements of income for the periods indicated (in thousands):

	Three Months Ended March 31,
	2010	% Total	2009	% Total

Variable annuities	$155,692	40.0%	$129,443	37.3%
Mutual funds	115,001	29.6%	82,822	23.9%
Fixed annuities	33,888	8.7%	60,153	17.3%
Equities	24,106	6.2%	20,086	5.8%
Fixed income	21,012	5.4%	15,637	4.5%
Alternative investments	20,018	5.1%	17,321	5.0%
Insurance	18,678	4.8%	21,101	6.0%
Other	577	0.2%	657	0.2%

Total commission revenue	$388,972	100.0%	$347,220	100.0%

Commission revenue increased by $41.8 million, or 12.0%, for the three months ended March 31, 2010 compared with 2009. In comparison to the prior year, trail-based commissions increased significantly as a result of improved market conditions as well as growth in assets eligible for trail payment. Transaction-based commissions increased slightly, also as a result of greater sales of commission-based products. In particular, transaction-based commissions from more market sensitive products such as mutual funds and variable annuities experienced an increase over the prior year period due to increasing investor confidence. Sales of financial products with more predictable cash flows such as fixed annuities and insurance products, which typically increase during periods of financial uncertainty, decreased during this period, consistent with the market’s recovery.

Advisory Fees

Advisory fees increased by $42.4 million, or 25.9%, for the three months ended March 31, 2010 compared with 2009. The increase was primarily due to the effect of the rebounding market, which prompted a significant increase on the value of client assets in advisory programs. Our advisory assets increased 40.9% from $57.5 billion at March 31, 2009 to $81.0 billion at March 31, 2010.

Asset-Based Fees

Asset-based fees increased by $8.8 million, or 14.0%, for the three months ended March 31, 2010 compared with 2009. Revenues from product sponsors and for record-keeping services, which are largely based on the underlying asset values, increased due to the impact of the market’s recovery on the value of those underlying assets. Revenues from our cash sweep programs for the three months ended March 31, 2010 declined by $5.5 million, or 17.4% from the three months ended March 31, 2009 due to a decrease in assets held in our cash sweep programs and the depressed interest rate environment as reflected by the average effective federal funds rate and its influence on fees associated with our cash sweep programs. For the three months ended March 31, 2010, the effective federal funds rate averaged 0.13% compared to 0.19% for the three months ended March 31, 2009. Assets in our cash sweep programs averaged $18.4 billion and $22.5 billion for the three months ended March 31, 2010 and 2009, respectively.

Transaction and Other Fees

Transaction and other fees, which include fees from advisors and their client accounts for various processing, technology and account services, increased by $6.0 million, or 9.8%, for the three months ended March 31, 2010 compared with 2009. This increase is due, in part, to $2.5 million in revenues earned from advisor conferences held in 2010; these conferences were not held in 2009 due to market conditions. In addition, charges to advisors for professional liability insurance services increased by $3.0 million in 2010 as compared to 2009 due to increases in the pricing for such services.

Other Revenue

Other revenue increased by $1.4 million, or 18.2%, for the three months ended March 31, 2010 compared with 2009. The increase was due primarily to improved market conditions, which drove higher direct investment marketing allowances received from product sponsor programs, which are largely based on the market values of the underlying assets.

Expenses

Production Expenses

Production expenses increased by $70.7 million, or 16.0%, for the three months ended March 31, 2010 compared with 2009. This increase was correlated with our commission and advisory revenues, which increased by 16.5% during the same period. Our production payout averaged 84.8% for the three months ended March 31, 2010 and 85.0% for the three months ended March 31, 2009.

Compensation and Benefits Expense

Compensation and benefits increased by $6.6 million, or 9.8%, for the three months ended March 31, 2010 compared with 2009. The increase was primarily attributed to the restoration of certain employee-related items, including increases in bonus levels and employer contributions to our retirement plans in the current year period that were suspended in 2009 as a result of our cost management initiatives. Our average number of full-time employees was 2,464 and 2,463 for the three months ended March 31, 2010 and 2009, respectively.

General and Administrative Expenses

General and administrative expenses increased by $3.4 million, or 6.7%, for the three months ended March 31, 2010 compared with 2009. The increase compared to the prior year was due to aggressive cost reduction measures that took place in the first quarter of 2009 due to our ongoing strategic business review. As market conditions improve, we have cautiously reinstated certain levels of general and administrative expenses that are necessary to support the growth and service to our advisors. During the first quarter of 2010 we reinstated certain advisor conference services, which increased general and administrative expenses by $6.2 million.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased by $1.8 million, or 6.6%, for the three months ended March 31, 2010 compared with 2009. The asset impairments of $19.9 million that were recorded in the third and fourth quarter of 2009 in the consolidation of our Affiliated Entities resulted in lower balances in those intangible assets that are amortized.

Restructuring Charges

Restructuring charges represent expenses incurred as a result of our 2008 strategic business review and our 2009 consolidation of the Affiliated Entities.

Restructuring charges were $3.9 million for the three months ended March 31, 2010, which includes charges incurred for severance and termination benefits of $1.8 million, contract termination costs of $0.4 million, asset impairment charges of $0.2 million and $1.5 million in other expenditures principally relating to the conversion and transfer of advisors and their client accounts from the

Affiliated Entities to LPL Financial. In the first quarter of 2009, we recorded $0.3 million in adjustments that reduced previously estimated restructuring charges related to our 2008 strategic business review.

Other Expenses

Other expenses increased by $1.1 million, or 28.4%, for the three months ended March 31, 2010 compared with 2009. The increase was primarily due to an increase in bad debt expense.

Interest Expense

Interest expense includes non-operating interest expense for our senior secured credit facilities and our senior unsecured subordinated notes.

Interest expense decreased by $1.6 million, or 6.2%, for the three months ended March 31, 2010 compared with 2009. The decline reflects a decrease in the average principal amount of debt outstanding due primarily to lower level of borrowings on our revolving credit facility. Our average outstanding borrowing activity in the revolving and uncommitted line of credit facilities have decreased by $81.8 million from $90.0 million for the three months ended March 31, 2009 to $8.2 million for the three months ended March 31, 2010.

Loss on Equity Method Investment

Loss on equity method investment represents our share of losses related to our investment in a privately held technology company.

Loss on equity method investment decreased by $0.1 million, or 71.4%, for the three months ended March 31, 2010 compared with 2009.

Provision for Income Taxes

We estimate our full-year effective income tax rate at the end of each interim reporting period. This estimate is used in providing for income taxes on a year-to-date basis and may change in subsequent interim periods. The tax rate in any quarter can be affected positively and negatively by adjustments that are required to be reported in the specific quarter of resolution.

During the three months ended March 31, 2010, we recorded income tax expense of $19.2 million compared with an income tax expense of $12.0 million for the three months ended March 31, 2009. The increase in income tax expense of 59.8% is due to an increase in income before provision for income taxes of 66.9%, partially offset by a decrease in our effective income tax rates. Our effective income tax rate was 42.9% and 44.8% for the three months ended March 31, 2010 and 2009, respectively. The effective rates reflect the impact of state taxes, settlement contingencies and expenses that are not deductible for tax purposes.

Years Ended December 31, 2009, 2008 and 2007

The following discussion presents an analysis of our results of operations for the years ended December 31, 2009, 2008 and 2007. Where appropriate, we have identified specific events and changes that affect comparability or trends, and where possible and practical, have quantified the impact of such items.

	Year Ended December 31,			Percentage Change
	2009	2008	2007	‘09 vs. ‘08	‘08 vs. ‘07
	(In thousands)

Revenues
Commissions	$1,477,655	$1,640,218	$1,470,285	(9.9)%	11.6%
Advisory fees	704,139	830,555	738,938	(15.2)%	12.4%
Asset-based fees	272,893	352,293	260,935	(22.5)%	35.0%
Transaction and other fees	255,574	240,486	184,604	6.3%	30.3%
Other	39,244	52,797	61,812	(25.7)%	(14.6)%

Net revenues	2,749,505	3,116,349	2,716,574	(11.8)%	14.7%

Expenses
Production	1,904,579	2,163,048	1,935,472	(11.9)%	11.8%
Compensation and benefits	270,436	343,171	257,200	(21.2)%	33.4%
General and administrative	218,416	266,447	199,895	(18.0)%	33.3%
Depreciation and amortization	108,296	100,462	78,748	7.8%	27.6%
Restructuring charges	58,695	14,966	—	292.2%	*
Other	15,294	17,558	13,931	(12.9)%	26.0%

Total operating expenses	2,575,716	2,905,652	2,485,246	(11.4)%	16.9%
Interest expense	100,922	115,558	122,817	(12.7)%	(5.9)%
Loss on equity method investment	300	2,374	678	(87.4)%	250.1%

Total expenses	2,676,938	3,023,584	2,608,741	(11.5)%	15.9%

Income before provision for income taxes	72,567	92,765	107,833	(21.8)%	(14.0)%
Provision for income taxes	25,047	47,269	46,764	(47.0)%	1.1%

Net income	$47,520	$45,496	$61,069	4.4%	(25.5)%

* Not meaningful.

Revenues

Commissions

The following table sets forth our commission revenue, by product category included in our consolidated statements of income for the periods indicated (in thousands):

	Years Ended December 31,
	2009	% Total	2008	% Total	2007	% Total

Variable annuities	$551,345	37.3%	$627,021	38.2%	$605,318	41.2%
Mutual funds	389,458	26.4%	474,948	28.9%	498,880	33.9%
Fixed annuities	225,342	15.3%	179,743	11.0%	42,775	2.9%
Equities	86,606	5.8%	85,586	5.2%	82,215	5.6%
Alternative investments	77,079	5.2%	112,706	6.9%	113,183	7.7%
Fixed income	75,210	5.1%	65,309	4.0%	48,552	3.3%
Insurance	69,907	4.7%	91,327	5.6%	77,613	5.3%
Other	2,708	0.2%	3,578	0.2%	1,749	0.1%

Total commission revenue	$1,477,655	100.0%	$1,640,218	100.0%	$1,470,285	100.0%

Commission revenue decreased by $162.6 million, or 9.9%, for 2009 compared to 2008. Transaction-based commissions decreased as a result of market turbulence and volatility that dampened client demand for purchases of new financial products, particularly in the more market sensitive products such as mutual funds, alternative investments and variable annuities. This decline was partially offset by increased sales of products with more predictable cash flows such as fixed annuities and fixed income securities, which investors normally favor during periods of uncertain equity markets. Trail commissions also decreased as a result of the effect of the market’s decline on the underlying assets eligible for trail commissions, partially offset by additional sales of assets eligible for trail payment.

Commission revenue increased by $169.9 million, or 11.6%, for 2008 compared to 2007, fueled primarily by the commission base obtained through our acquisitions of the Affiliated Entities and IFMG. Organic commission revenue growth remained relatively flat during this same period, attributed to the successful recruitment of our base of advisors which increased 7.5% to 11,920 in 2008 from 11,089 in 2007, largely offset by a decline in commissionable transactions and brokerage assets under management due to the unfavorable market conditions in 2008.

Advisory Fees

Advisory fees decreased by $126.4 million, or 15.2%, for 2009 compared to 2008. The decrease primarily reflects the effect of the decline in the equity markets during 2009 as compared to 2008. For 2009, the S&P 500 index averaged 948, down 22.3% from the average for 2008. This decrease was partially offset by increasing sales attributed to new advisory relationships.

Advisory fees increased by $91.6 million, or 12.4%, in 2008 from 2007, driven in part by the advisory fee base obtained through our acquisitions of the Affiliated Entities and IFMG and increased sales attributed to new advisory relationships. The growth in advisory fees from 2007 to 2008 was negatively impacted by declines in the equity market during the second half of 2008. The S&P 500 index averaged 1,220 for 2008, a decrease of 17.4% from 2007.

Asset-Based Fees

Asset-based fees decreased by $79.4 million, or 22.5%, for 2009 compared to 2008. This decrease resulted in part from the decline in the market value of assets included in our various sponsor and asset-based record-keeping programs, as the average for the S&P 500 index declined 22.3% from 2008 to 2009. Asset-based revenues in 2009 were also negatively impacted by the declining interest rate environment as reflected by the average effective federal funds rate and its influence on fees associated with our cash sweep programs. For the year ended December 31, 2009, the effective federal funds rate averaged 0.16% compared to 1.92% for the prior year. Assets in our cash sweep programs averaged $20.5 billion and $19.3 billion for the years ended December 31, 2009 and 2008, respectively.

Asset-based fees increased by $91.4 million, or 35.0%, from 2007 to 2008. Fees from our cash sweep programs increased $60.9 million driven primarily by a 72.7% increase in the average assets custodied in these programs, which can be attributed to prevailing negative market conditions and the resulting shift of client assets from invested capital to our cash sweep programs. During periods of financial uncertainty, the amount of client assets held in cash products increases as investors seek to reduce the risk profile of their investments. For 2008, the increase associated with this trend was partially offset by the negative interest rate environment and its influence on the margins associated with these products.

Transaction and Other Fees

Transaction and other fees increased $15.1 million, or 6.3%, for 2009 compared to 2008. This increase was primarily attributed to increases in our number of advisors and their client accounts. We also had increases of $6.6 million in charges to advisors largely for professional liability insurance premiums and $5.3 million in IRA custodial fees. Transaction and other fees include revenues from conferences held for advisors; these revenues declined by $4.4 million from 2008 to 2009, as we cancelled various conferences as a part of our cost containment efforts.

Transaction and other fees increased $55.9 million, or 30.3%, in 2008 from 2007. The increase was attributed primarily to a 59.3% increase in trade volume in 2008. This increase was primarily attributable to an increase in the number of underlying client accounts through our acquisitions of the Affiliated Entities and IFMG.

Other Revenue

Other revenue decreased $13.6 million, or 25.7%, for 2009 compared to 2008. The decrease was due primarily to lower interest revenue from client margin lending activities and to a lesser extent by lower interest income earned on our cash equivalents. Our average client margin balances decreased 33.5% from $328.3 million in 2008 to $218.3 million in 2009, reflecting a reduced demand by clients for margin leverage in reaction to volatility in the equity markets. Margin balances have typically decreased during periods of declining, volatile markets such as those experienced beginning in 2008.

Other revenue decreased $9.0 million, or 14.6%, in 2008 from 2007. Prior to our dissolution of our mortgage subsidiary, Innovex, other revenue also consisted of gains on the sale of mortgage loans held for sale. Through our mortgage affiliate Innovex, we recognized gains related to mortgage loans held for sale during 2007 that did not recur in 2008 because we ceased the operations of Innovex on December 31, 2007.

Expenses

Production Expenses

Production expenses decreased by $258.5 million, or 11.9%, for 2009 compared to 2008. Commission and advisory revenues declined $289.0 million, or 11.7%, during the same period, resulting in a corresponding decrease in our production payout to our advisors. Our production payout averaged 85.8% in 2009 and 86.3% in 2008.

Production expenses increased by $227.6 million, or 11.8%, for 2008 compared to 2007. The increase in production expenses was highly correlated with our increase in commission and advisory revenues, which increased by $261.6 million, or 11.8%, for 2008 compared to 2007. Our production payout averaged 86.3% in 2008 and 86.4% in 2007.

Compensation and Benefits Expense

Compensation and benefits expense decreased by $72.7 million, or 21.2%, for 2009 compared to 2008. The decrease was primarily attributed to our ongoing strategic business review and resulting cost management initiatives. These initiatives, along with ordinary attrition and retirements, resulted in our average number of full-time employees declining by 383, or 13.6%, to 2,430 for 2009, compared to 2,813 for 2008. Compensation and benefits expense in 2009 was further reduced from 2008 levels due to reductions in employee-related items including reduction in bonuses and elimination of the employer contribution to our retirement plans.

Compensation and benefits increased by $86.0 million, or 33.4%, for 2008 compared to 2007. The increase was attributed to salaries and benefits and the average number of full-time employees, which grew by 729, or 35.0%, to 2,813 in 2008, compared to 2,084 in 2007, primarily due to our acquisitions of the Affiliated Entities and IFMG and resulting integration efforts, and our initiative to strengthen our service infrastructure.

General and Administrative Expenses

General and administrative expenses decreased by $48.0 million, or 18.0%, for 2009 compared to 2008. The decrease was primarily attributable to our ongoing strategic business review and resulting cost reduction measures which led to decreases of $38.3 million in promotional fees, $8.3 million in occupancy and equipment, $5.8 million in travel and entertainment and $3.8 million in communications and data processing.

General and administrative expenses increased by $66.6 million, or 33.3%, for 2008 compared to 2007. The increase was primarily attributable to increases of $35.4 million in promotional fees and business development expenses, $15.3 million in occupancy and equipment and $12.1 million in communication and data processing. The increase in these expenses was primarily due to our acquisitions of the Affiliated Entities and IFMG, and resulting integration efforts to support our overall growth.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $7.8 million, or 7.8%, for 2009 compared to 2008. The increase was attributed to capital expenditures made to support integration efforts related to the Affiliated Entities and the general growth of our business.

Depreciation and amortization expense increased by $21.7 million, or 27.6%, for 2008 compared to 2007, attributed to amortization of identifiable intangible assets and depreciation and amortization of fixed assets resulting from our acquisitions of the Affiliated Entities and IFMG, as well as capital expenditures made to support integration efforts and the general growth of our business.

Restructuring Charges

Restructuring charges were $58.7 million in 2009, compared to $15.0 million in 2008. In 2009, restructuring charges were incurred for severance and termination benefits of $9.5 million, contract termination costs of $15.9 million, asset impairment charges of $19.9 million and $13.9 million in other expenditures principally relating to the conversion and transfer of advisors and their client accounts from the Affiliated Entities to LPL Financial. These costs were partially offset by $0.5 million in adjustments that were recorded in the first half of 2009 for changes in cost estimates associated with post-employment benefits provided to employees impacted by our 2008 strategic business review.

In 2008, we committed to and implemented a strategic business review, resulting in a reduction in our overall workforce of approximately 250 employees, or approximately 10% of our workforce. Accordingly, we recorded a $15.0 million restructuring charge at the time such plan was communicated to our employees.

Other Expenses

Other expenses decreased by $2.3 million, or 12.9%, from 2008 to 2009. The decrease was primarily due to cost reduction measures.

Other expenses increased by $3.6 million, or 26.0%, from 2007 to 2008. The increase was due primarily to increases in bad debt expense and write-off activity with respect to our advisors. The remaining increase was due to storage services, which grew by $1.1 million in 2008.

Interest Expense

Interest expense decreased by $14.6 million, or 12.7%, for 2009 compared with 2008. The decline reflected lower average interest rates on our borrowings due in part to a credit rating upgrade received in the third quarter of 2008, partially offset by an increase in the average principal amount of debt outstanding due primarily to borrowings under our revolving credit facility. Our average outstanding borrowing activity in the revolving and uncommitted line of credit facilities increased by $7.8 million from $48.7 million for 2008 to $56.5 million for 2009.

Interest expense decreased by $7.3 million, or 5.9%, from 2007 to 2008, reflecting lower average interest rates on our borrowings due in part by a credit rating upgrade, partially offset by an increase in the principal amount of debt outstanding.

Loss on Equity Method Investment

Loss on equity investment decreased by $2.1 million, or 87.4%, for 2009 compared to 2008. The decrease was attributed to a $1.7 million other than temporary impairment charge incurred during the second quarter of 2008.

Loss on equity method investment increased by $1.7 million, or 250.1%, for 2008 compared to 2007, due to the $1.7 million other than temporary impairment charge during the second quarter of 2008.

Provision for Income Taxes

Our provision for income taxes decreased by $22.2 million, or 47.0%, between 2008 and 2009. The decrease was primarily the result of a decrease in the effective income tax rate under GAAP, which was 34.5% for 2009 as compared to 51.0% for 2008, as well as a decline in pre-tax income. In addition, our current effective tax rate reflects a benefit of approximately 8% from a newly enacted change to California’s income sourcing rules that are scheduled to take effect on January 1, 2011. This change requires us to revalue our deferred tax liabilities to the rate that will be in effect when the tax liabilities are utilized.

Our provision for income taxes increased by $0.5 million, or 1.1%, between 2007 and 2008. The increase was primarily the result of an increase in the effective income tax rate under GAAP, which was 51.0% for 2008 as compared to 43.4% for 2007, offset largely by a decline in pre-tax income. Changes in our effective tax rates reflect additional expenses and/or changes in our estimates for expenses that cannot be deducted for income tax purposes, namely a change in our estimates for certain state income tax rates and the impact of that change on our deferred tax liabilities. Additional increases in our effective tax rates relate to increases in items such as meals and entertainment and compensation for incentive stock options.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated operating results for each of the nine quarters in the prior two-year period plus the interim quarter ended March 31, 2010. This information is derived from our unaudited financial statements, which in the opinion of management contain all adjustments consisting of only normal recurring adjustments, that we consider necessary for a fair statement of such financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2010	2009	2009	2009	2009	2008	2008	2008	2008
	(unaudited)
	(in thousands, except per share)

Net revenues	$743,406	$734,884	$702,326	$669,317	$642,978	$703,839	$799,341	$814,720	$798,449
Gross margin(1)	$230,204	$218,006	$221,144	$205,329	$200,447	$211,844	$251,788	$244,551	$245,118
Net income (loss)	$25,554	$18,598	$(1,456)	$15,581	$14,797	$2,360	$17,168	$14,303	$11,665
Earnings (loss) per share — basic	$0.29	$0.21	$(0.02)	$0.18	$0.17	$0.03	$0.20	$0.17	$0.14
Earnings (loss) per share — diluted	$0.25	$0.19	$(0.02)	$0.16	$0.15	$0.02	$0.17	$0.14	$0.12
Other Finance and Operating Data
Adjusted EBITDA(2)
Net income (loss)	$25,554	$18,598	$(1,456)	$15,581	$14,797	$2,360	$17,168	$14,303	$11,665
Interest expense	24,336	24,323	24,626	26,032	25,941	29,332	27,205	28,538	30,483
Income tax expense	19,162	1,521	(5,029)	16,567	11,988	5,285	17,249	16,101	8,634
Depreciation and amortization	25,590	26,700	26,924	27,277	27,395	28,283	24,786	23,771	23,622

EBITDA	$94,642	$71,142	$45,065	$85,457	$80,121	$65,260	$86,408	$82,713	$74,404
EBITDA Adjustments:
Share-based compensation expense(3)	$2,536	$2,525	$1,640	$1,047	$1,225	$887	$1,409	$1,049	$815
Acquisition and integration related expenses(4)	140	648	728	839	822	1,500	2,324	9,960	4,542
Restructuring and conversion costs(5)	7,979	20,497	42,135	2,285	(259)	15,122	—	—	—
Other(6)	160	37	38	37	39	1,017	227	2,471	63

Adjusted EBITDA(2)	$105,457	$94,849	$89,606	$89,665	$81,948	$83,786	$90,368	$96,193	$79,824

Net income (loss)	$25,554	$18,598	$(1,456)	$15,581	$14,797	$2,360	$17,168	$14,303	$11,665
After-Tax:
EBITDA Adjustments(7)	7,015	14,745	27,177	2,772	1,395	11,442	2,712	8,364	3,527
Amortization of purchased intangible assets(7)(8)	8,530	8,714	8,994	9,120	9,119	9,892	9,228	9,096	9,106

Adjusted Net Income(2)	$41,099	$42,057	$34,715	$27,473	$25,311	$23,694	$29,108	$31,763	$24,298

Adjusted Net Income per share(9)	$0.42	$0.43	$0.35	$0.28	$0.26	$0.24	$0.29	$0.32	$0.24
Weighted average shares outstanding — diluted	98,945	98,787	98,703	98,501	97,959	100,170	100,444	100,498	99,812

(1)	Gross margin is calculated as net revenues less production expenses. Production expenses consist of the following expense categories from our consolidated statements of income: (i) commissions and advisory fees and (ii) brokerage, clearing and exchange. All other expense categories, including depreciation and amortization, are considered general and administrative in nature. Because our gross margin amounts do not include any depreciation and amortization expense, our gross margin amounts may not be comparable to those of others in our industry.

(2)	This table includes a reconciliation of Adjusted EBITDA and Adjusted Net Income to net income. For a description of why we present Adjusted EBITDA and Adjusted Net Income please see “— How We Evaluate Growth.”

(3)	Represents share-based compensation for stock options awarded to our employees and non-executive directors.

(4)	Represents acquisition and integration costs primarily as a result of our 2007 acquisitions of UVEST, the Affiliated Entities and IFMG.

(5)	Represents organizational restructuring charges incurred in 2008 and 2009 for severance and one-time termination benefits, assets impairments, lease and contract termination fees and other transfer costs, pursuant to the terms of our senior secured credit agreement.

(6)	Represents impairment charges in 2008 for our equity investment in Blue Frog, as well as other taxes and employment tax withholding related to a nonqualified deferred compensation plan.

(7)	EBITDA Adjustments and amortization of purchased intangible assets, a component of depreciation and amortization, have been tax effected using a federal rate of 35% and our applicable effective state rate which ranged from 4.23% to 4.71%.

(8)	Represents amortization of intangible assets and software which were $14.1 million, $14.4 million, $14.9 million, $15.1 million, $15.1 million, $16.4 million, $15.3 million, $15.0 million and $15.0 million before taxes for the three months ended March 31, 2010, December 31, 2009, September 30, 2009, June 30, 2009, March 31, 2009, December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008, respectively. The amortization of intangible assets and software was a result of our purchase accounting adjustments from our merger transaction in 2005 with the Majority Holders and our 2007 acquisitions of UVEST, the Affiliated Entities and IFMG.

(9)	Represents Adjusted Net Income divided by weighted average number of shares outstanding on a fully diluted basis. Set forth is a reconciliation of earnings per share on a fully diluted basis as calculated in accordance with GAAP to Adjusted Net Income per share:

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2010	2009	2009	2009	2009	2008	2008	2008	2008
	(unaudited)

Earnings per share (diluted)	$0.25	$0.19	$(0.02)	$0.16	$0.15	$0.02	$0.17	$0.14	$0.12
Adjustment for allocation of undistributed earnings to stock units	$0.01	$—	$—	$—	$0.01	$—	$—	$—	$—
After-Tax:
EBITDA Adjustments per share	$0.07	$0.15	$0.28	$0.03	$0.01	$0.12	$0.03	$0.08	$0.03
Amortization of purchased intangible assets per share	$0.09	$0.09	$0.09	$0.09	$0.09	$0.10	$0.09	$0.10	$0.09

Adjusted Net Income per share	$0.42	$0.43	$0.35	$0.28	$0.26	$0.24	$0.29	$0.32	$0.24

Liquidity and Capital Resources

Senior management establishes our liquidity and capital policies. These policies include senior management’s review of short- and long-term cash flow forecasts, review of monthly capital expenditures and daily monitoring of liquidity for our subsidiaries. Decisions on the allocation of capital include projected profitability and cash flow, risks of the business, regulatory capital requirements and future liquidity needs for strategic activities. Our Treasury Department assists in evaluating, monitoring and controlling the business activities that impact our financial condition, liquidity and capital structure and maintains relationships with various lenders. The objectives of these policies are to support the executive business strategies while ensuring ongoing and sufficient liquidity.

A summary of changes in cash flow data is provided as follows (in thousands):

	Three Months
	Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007

Net cash flows provided by (used in):
Operating activities	$(86,022)	$103,885	$271,157	$89,277	$10,072
Investing activities	(3,775)	(1,905)	(13,724)	(76,202)	(168,275)
Financing activities	35,964	(1,825)	(98,078)	18,161	101,043

Net increase (decrease) in cash and cash equivalents	(53,833)	100,155	159,355	31,236	(57,160)
Cash and cash equivalents — beginning of period	378,594	219,239	219,239	188,003	245,163

Cash and cash equivalents — end of period	$324,761	$319,394	$378,594	$219,239	$188,003

Cash requirements and liquidity needs are primarily funded through our cash flow from operations and our capacity for additional borrowing.

Net cash used in or provided by operating activities includes net income adjusted for non-cash expenses such as depreciation and amortization, restructuring charges, share based compensation, deferred income tax provision and changes in operating assets and liabilities. Operating assets and liabilities include balances related to settlement and funding of client transactions, receivables from product sponsors and accrued commissions and advisory fees due to our advisors. Operating assets and liabilities that arise from the settlement and funding of transactions by our advisors’ clients are the principal cause of changes to our net cash from operating activities and can fluctuate significantly from day to day and period to period depending on overall trends and client behaviors. Net cash used in operating activities for the three months ended March 31, 2010 was $86.0 million, compared to net cash provided by operating activities of $103.9 million for the three months ended March 31, 2009.

Net cash provided by operating activities for 2009, 2008 and 2007 totaled $271.2 million, $89.3 million and $10.1 million, respectively.

Net cash used in investing activities for the three months ended March 31, 2010 and March 31, 2009 totaled $3.8 million and $1.9 million, respectively. The increase for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009 was principally due to a $2.5 million deposit to the escrow account in the first quarter of 2010 (See Note 3 of our unaudited condensed consolidated financial statements).

Net cash used in investing activities for 2009, 2008 and 2007, totaled $13.7 million, $76.2 million and $168.3 million, respectively. The decrease in 2009 as compared to 2008 was principally due to a decrease in capital expenditures and acquisition activity. The decrease in 2008 as compared to 2007 was principally due to our 2007 acquisitions of UVEST, the Affiliated Entities and IFMG.

Net cash provided by financing activities for the three months ended March 31, 2010 was $36.0 million, compared to net cash used in financing activities of $1.8 million for the three months ended March 31, 2009. The increase in cash provided by financing activities for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009 was primarily related to proceeds of $40.0 million from our uncommitted lines of credit in the first quarter of 2010.

Net cash used in financing activities for 2009 was $98.1 million, compared to net cash provided by financing activities for 2008 and 2007 of $18.2 million and $101.0 million, respectively. The decrease in 2009 as compared to 2008 was primarily related to a $90.0 million pay down on our revolving line of credit, which occurred in 2009. The decrease in 2008 as compared to 2007 was primarily related to borrowings under our senior secured credit facilities, which did not recur at the same level in 2008. These borrowings in 2007 were principally related to our acquisitions of UVEST, the Affiliated Entities and IFMG.

We believe that based on current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds, will be adequate to satisfy our working capital needs, the payment of all of our obligations and the funding of anticipated capital expenditures for the foreseeable future.

Operating Capital Requirements

Our primary requirement for working capital relates to funds we loan to our advisors’ clients for trading done on margin and funds we are required to maintain at clearing organizations to support these clients’ trading activities. We require that our advisors’ clients deposit funds with us in support of their trading activities and we hypothecate securities held as margin collateral, which we in turn use to lend to clients for margin transactions and deposit with our clearing organizations. These activities account for the majority of our working capital requirements, which are primarily funded directly or indirectly by our advisors’ clients. Our other working capital needs are primarily limited to regulatory capital requirements and software development, which we have satisfied in the past from internally generated cash flows.

Notwithstanding the self-funding nature of our operations, we may sometimes be required to fund timing differences arising from the delayed receipt of client funds associated with the settlement of client transactions in securities markets. Historically, these timing differences were funded either with internally generated cash flow or, if needed, with funds drawn under short-term borrowing facilities, including both committed unsecured lines of credit and uncommitted lines of credit secured by client securities. LPL Financial, one of our broker-dealer subsidiaries, utilizes uncommitted lines secured by client securities to fund margin loans and other client transaction-related timing differences.

Our registered broker-dealers are subject to the SEC’s Uniform Net Capital Rule, which requires the maintenance of minimum net capital. LPL Financial and Associated compute net capital requirements under the alternative method, which requires firms to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from client transactions plus 1% of net commission payable, as defined. LPL Financial is also subject to the CFTC’s minimum financial requirements, which require that it maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. UVEST, MSC and WFG all compute net capital requirements under the aggregate indebtedness method, which requires firms to maintain minimum net capital, as defined, of not less than 6.67% of aggregate indebtedness plus 1% of net commission payable, also as defined.

Our subsidiary, The Private Trust Company, N.A. (“PTC”), is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

Liquidity Assessment

Our ability to meet our debt service obligations and reduce our total debt will depend upon our future performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. In addition, our operating results, cash flow and capital resources may not be sufficient for repayment of our indebtedness in the future. Some risks that could materially adversely affect our ability to meet our debt service obligations include, but are not limited to, general economic conditions and economic activity in the financial markets. The performance of our business is correlated with the economy and financial markets, and a continuing slowdown in the economy or financial markets could adversely affect our business, results of operations, cash flows or financial condition.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments, seek additional capital or restructure or refinance our indebtedness. These measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity constraints and might be required to dispose of material assets or operations to meet our debt service and other obligations. However, our senior secured credit agreement will restrict our ability to dispose of assets and the use of proceeds from any such dispositions. We may not be able to consummate those dispositions, and even if we could consummate such dispositions, or to obtain the proceeds that we could realize from them and, in any event, the proceeds may not be adequate to meet any debt service obligations then due.

Indebtedness

On May 24, 2010, we amended and restated our senior secured credit agreement to add a new term loan tranche of $580.0 million maturing at June 28, 2017, which we used, together with cash on hand, to repay our $550.0 million of senior unsecured subordinated notes, as described below. We also extended the maturity of a $500.0 million tranche of our term loan facility to June 25, 2015, with the remaining $317.1 million tranche maturing at the original maturity date of June 28, 2013.

On May 24, 2010, we gave notice of redemption of all of our outstanding senior unsecured subordinated notes. As of March 31, 2010, we had outstanding $550.0 million of our senior unsecured subordinated notes. The redemption price of the senior unsecured subordinated notes is 105.375% of the outstanding aggregate principal amount, plus accrued and unpaid interest thereon up to but not including June 22, 2010 (the “Redemption Date”). The senior unsecured subordinated notes were redeemed on the Redemption Date.

We also maintain a revolving credit facility which is provided through the senior secured credit facilities. On January 25, 2010, we amended our senior secured credit agreement to increase the revolving credit facility from $100 million to $218.2 million. In connection with this amendment, we extended the maturity of a $163.5 million tranche of the revolving credit facility to June 28, 2013. The remaining $54.7 million tranche retains its original maturity date of December 28, 2011.

We also maintain two uncommitted lines of credit. One of the lines has an unspecified limit, and is primarily dependent on our ability to provide sufficient collateral. The other line has a limit of $100 million (increased to $150 million on May 27, 2010) and allows for both collateralized and uncollateralized (unsecured) borrowings.

We also are a party to interest rate swap agreements, in a notional amount of $400 million, to mitigate interest rate risk by hedging the variability of a portion of our floating-rate senior secured term loan.

Interest Rate and Fees

Borrowings under our senior secured credit facilities bear interest at a base rate equal to the one, two, three, six, nine or twelve-month LIBOR plus our applicable margin, or an alternative base rate (“ABR”) plus our applicable margin. The ABR is equal to the greatest of (a) the prime rate in effect on such day, (b) the effective federal funds rate in effect on such day plus 0.5% and (c) solely in the case of the 2015 Term Loans and the 2017 Term Loans, 2.50%.

The applicable margin for borrowings (a) with respect to the 2013 Term Loans is currently 0.75% for base rate borrowings and 1.75% for LIBOR borrowings, (b) with respect to the 2015 Term Loans is currently 1.75% for base rate borrowings and 2.75% for LIBOR borrowings, (c) with respect to the 2017 Term Loans is currently 2.75% for base rate borrowings and 3.75% for LIBOR borrowings, (d) with respect to revolver tranche maturing in 2011 is currently 1.00% for base rate borrowings and

2.00% for LIBOR borrowings and (e) with respect to revolver tranche maturing in 2013 is currently 2.50% for base rate borrowings and 3.50% for LIBOR borrowings. The applicable margin on our 2013 Term Loans could change depending on our credit rating. The LIBOR Rate with respect to the 2015 Term Loans and the 2017 Term Loans shall in no event be less than 1.50%.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The commitment fee rates at March 31, 2010 were 0.375% for our revolver tranche maturing in 2011 and 0.75% for our revolver tranche maturing in 2013, but are subject to change depending on our leverage ratio. We must also pay customary letter of credit fees.

Prepayments

The senior secured credit facilities (other than the revolving credit facility) require us to prepay outstanding amounts under our senior secured term loan facility subject to certain exceptions, with:

•	50% (percentage will be reduced to 25% if our total leverage ratio is 5.00 or less and to 0% if our total leverage ratio is 4.00 or less) of our annual excess cash flow (as defined in our senior secured credit agreement) adjusted for, among other things, changes in our net working capital;

•	100% of the net cash proceeds of all nonordinary course asset sales or other dispositions of property, if we do not reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 15 months as long as such reinvestment is completed within 180 days and

•	100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the senior secured credit agreement.

The foregoing mandatory prepayments will be applied to scheduled installments of principal of the senior secured term loan facility in direct order.

We may voluntarily repay outstanding loans under the senior secured credit agreement at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization

We are required to repay the loans under the senior secured term loan facility in equal quarterly installments in aggregate annual amounts equal to 1% of the original funded principal amount of such facility, with the balance being payable on the final maturity date of the facility.

Principal amounts outstanding under the revolving credit facilities are due and payable in full at maturity.

Guarantee and Security

The senior secured credit facilities are secured primarily through pledges of the capital stock in our subsidiaries.

Certain Covenants and Events of Default

The senior secured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create liens;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans or advances;

•	prepay certain subordinated indebtedness;

•	engage in certain transactions with affiliates;

•	amend material agreements governing certain subordinated indebtedness or

•	change our lines of business.

Our senior secured credit facilities prohibit us from paying dividends and distributions or repurchasing our capital stock except for limited purposes, including, but not limited to payments in connection with: (i) redemption, repurchase, retirement or other acquisition of our equity interests from present or former officers, managers, consultants, employees and directors upon the death, disability, retirement, or termination of employment of any such person or otherwise in accordance with any stock option or stock appreciate rights plan, any management or employee stock ownership plan, stock subscription plan, employment termination agreement or any employment agreements or stockholders’ agreement, in an aggregate amount not to exceed $5.0 million in any fiscal year plus the amount of cash proceeds from certain equity issuances to such persons, the amount of equity interests subject to a certain deferred compensation plan and the amount of certain key-man life insurance proceeds, (ii) franchise taxes, general corporate and operating expenses not to exceed $3.0 million in any fiscal year, and fees and expenses related to any unsuccessful equity or debt offering permitted by the senior secured credit facilities, (iii) tax liabilities to the extent attributable to our business and our subsidiaries and (iv) dividends and other distributions in an aggregate amount not to exceed 50% of our cumulative consolidated net income available to stockholders at such time so long as at the time of such payment of dividend or the making of such distribution, and after giving effect thereto, our leverage ratio is less than 3.50:1.00.

In addition, our financial covenant requirements include a leverage ratio test and an interest coverage ratio test. Under our leverage ratio test, we covenant not to allow the ratio of our consolidated total debt (as defined in our senior secured credit agreement) to an adjusted EBITDA reflecting financial covenants in our senior secured credit facilities (“Credit Agreement Adjusted EBITDA”) to exceed certain prescribed levels set forth in the agreement. Under our interest coverage ratio test, we covenant not to allow the ratio of our Credit Agreement Adjusted EBITDA to our consolidated interest expense (as defined in our senior secured credit agreement) to be less than certain prescribed levels set forth in the agreement. Each of our financial ratios is measured at the end of each fiscal quarter.

Our senior secured credit agreement provides us with a right to cure in the event we fail to comply with our leverage ratio test or our interest coverage test. We must exercise this right to cure within ten days of the delivery of our quarterly certificate calculating the financial ratio for that quarter.

If we fail to comply with these covenants and are unable to cure, we could face substantial liquidity problems and could be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or feasible. Our senior secured credit agreement restricts our ability to sell assets. Even if we could consummate those sales, the proceeds that we realize from them may not be adequate to meet any debt service obligations then due. Furthermore, if an event of default were to occur with respect to our senior secured credit agreement, our creditors could, among other things, accelerate the maturity of our indebtedness. See “Risk Factors — Our indebtedness could adversely affect our financial health and may limit our ability to use debt to fund future capital needs.”

As of March 31, 2010 and December 31, 2009, we were in compliance with all of our covenant requirements.

Our covenant requirements and pro forma ratios as of March 31, 2010 and December 31, 2009 are as follows:

	March 31, 2010		December 31, 2009
	Covenant	Actual	Covenant	Actual
Financial Ratio	Requirement	Ratio	Requirement	Ratio

Leverage Test (Maximum)	4.40	3.08	4.60	3.42
Interest Coverage (Minimum)	2.25	3.97	2.15	3.81

Set forth below is a reconciliation from EBITDA, Adjusted EBITDA and Credit Agreement Adjusted EBITDA to our net income for the trailing twelve months ending March 31, 2010 and December 31, 2009 (in thousands):

	Twelve Months Ended,
	March 31,	December 31,
	2010	2009

Net income	$58,277	$47,520
Interest expense	99,317	100,922
Income tax expense	32,221	25,047
Depreciation and amortization	106,491	108,296

EBITDA	296,306	281,785
Share-based compensation expense(1)	7,748	6,437
Acquisition and integration related expenses(2)	2,355	3,037
Restructuring and conversion costs(3)	72,896	64,658
Other(4)	272	151

Adjusted EBITDA	379,577	356,068
Pro-forma adjustments(5)	—	—

Credit Agreement Adjusted EBITDA	$379,577	$356,068

(1)	Represents share-based compensation for stock options awarded to employees and non-executive directors.

(2)	Represents acquisition and integration costs primarily as a result of our 2007 acquisitions of UVEST, the Affiliated Entities and IFMG.

(3)	Represents organizational restructuring charges incurred in 2008 and 2009 for severance and one-time termination benefits, assets impairments, lease and contract termination fees and other transfer costs, pursuant to the terms of our senior secured credit agreement.

(4)	Represents excise and other taxes, pursuant to the terms of our senior secured credit agreement.

(5)	Credit Agreement Adjusted EBITDA excludes pro forma general and administrative expenditures from acquisitions, as defined under the terms our senior secured credit agreement. There were no such adjustments for the twelve month periods ended March 31, 2010 and December 31, 2009.

Interest Rate Swaps

An interest rate swap is a financial derivative instrument whereby two parties enter into a contractual agreement to exchange payments based on underlying interest rates. We use interest rate swap agreements to hedge the variability on our floating rate for $400.0 million of our term loan under our senior secured credit facilities. We are required to pay the counterparty to the agreement fixed interest payments on a notional balance and in turn receive variable interest payments on that notional balance. Payments are settled quarterly on a net basis. As of March 31, 2010, we assessed our interest rate swaps as being highly effective and we expect them to continue to be highly effective. While approximately $417.1 million of our term loan remains unhedged as of March 31, 2010, the risk of variability on our floating interest rate is partially mitigated by the client margin loans on which we carry floating interest rates. At March 31, 2010, our receivables from our advisors’ clients for margin loan activity were approximately $222.6 million.

Senior Unsecured Subordinated Notes

As of March 31, 2010, we had outstanding $550.0 million of our senior unsecured subordinated notes. On May 24, 2010, we gave notice of redemption of all of our outstanding senior unsecured subordinated notes. The redemption price of the senior unsecured subordinated notes is 105.375% of the outstanding aggregate principal amount, plus accrued and unpaid interest thereon to but not including the Redemption Date. The senior unsecured subordinated notes were redeemed on the Redemption Date.

Prior to this redemption, our senior unsecured subordinated notes were due in 2015 and bore interest at 10.75% per annum. Interest payments were payable semi-annually in arrears.

Bank Loans Payable

We maintain two uncommitted lines of credit. One line has an unspecified limit, and is primarily dependent on the company’s ability to provide sufficient collateral. The other line has a $150.0 million limit and allows for both collateralized and uncollateralized borrowings. At March 31, 2010 there was a $40.0 million outstanding balance on the unsecured portion of one of the uncommitted lines of credit. The line was subsequently paid down in full on April 1, 2010. Both lines were utilized in 2009, however there were no balances outstanding at December 31, 2009.

Off-Balance-Sheet Arrangements

We enter into various off-balance-sheet arrangements in the ordinary course of business, primarily to meet the needs of our advisors’ clients. These arrangements include firm commitments to extend credit. For information on these arrangements, see Notes 14 and 20 to our consolidated financial statements.

Contractual Obligations

The following table provides information with respect to our commitments and obligations as of March 31, 2010:

	Payments Due by Period
		< 1	1-3	4-5	> 5
	Total	Year	Years	Years	Years
	(In thousands)

Leases and other obligations(1)	$115,005	$29,688	$49,929	$22,099	$13,289
Bank loans payable — unsecured	40,000	40,000	—	—	—
Senior secured credit facilities and senior unsecured subordinated notes(2)(3)	1,367,117	8,424	16,848	791,845	550,000
Fixed interest payments	337,505	59,125	118,250	118,250	41,880
Variable interest payments(2)(3)	92,617	20,174	64,268	8,175	—
Interest rate swap agreements(2)(3)	17,881	12,189	5,692	—	—

Total contractual cash obligations	$1,970,125	$169,600	$254,987	$940,369	$605,169

(1)	Minimum payments have not been reduced by minimum sublease rental income of $0.5 million due in the future under noncancelable subleases. Note 10 of our unaudited condensed consolidated financial statements provides further detail on operating lease obligations and obligations under non-cancelable service contracts.

(2)	Notes 8 and 9 of our unaudited condensed consolidated financial statements provide further detail on these debt obligations.

(3)	Our senior secured credit facilities bear interest at floating rates. Of the $817.1 million outstanding at March 31, 2010, we have hedged the variable rate cash flows using interest rate swaps of $400.0 million of principal (see Notes 8 and 9 of our unaudited condensed consolidated financial statements for the three months ended March 31, 2010). Variable interest payments are shown for the unhedged ($417.1 million) portion of the senior secured credit facilities assuming the three-month LIBOR at March 31, 2010 remains unchanged (see Note 8 of our unaudited condensed consolidated financial statements for more information).

As of March 31, 2010, we reflect a liability for unrecognized tax benefits of $22.5 million, which we have included in income taxes payable on the unaudited condensed consolidated statements of financial condition. This amount has been excluded from the contractual obligations table because we are unable to reasonably predict the ultimate amount or timing of future tax payments.

Fair Value of Financial Instruments

We use fair value measurements to record certain financial assets and liabilities at fair value and to determine fair value disclosures.

We use prices obtained from an independent third-party pricing service to measure the fair value of our trading securities. We validate prices received from the pricing service using various methods including, comparison to prices received from additional pricing services, comparison to available market prices and review of other relevant market data including implied yields of major categories of securities. At March 31, 2010, we did not adjust prices received from the independent third-party pricing service. For certificates of deposit and treasury securities, we utilize market-based inputs including observable market interest rates that correspond to the remaining maturities or next interest reset dates.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with GAAP, which require management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe that of our critical accounting policies, the following are noteworthy because they require management to make estimates regarding matters that are uncertain and susceptible to change where such change may result in a material adverse impact on our financial position and reported financial results.

Revenue Recognition

We record commissions received from mutual funds, annuity, insurance, equity, fixed income, direct investment, option and commodity transactions on a trade-date basis. Commissions also include mutual fund and variable annuity trails, which are recognized as a percentage of assets under management over the period for which services are performed. Due to the significant volume of mutual fund and variable annuity purchases and sales transacted by financial advisors directly with product manufacturers, management must estimate a portion of its upfront commission and trail revenues for each accounting period for which the proceeds have not yet been received. These estimates are based on a number of factors including market levels, the volume of transactions in prior periods and cash receipts in the current period. We record commissions payable based upon standard payout ratios for each product as it accrues for commission revenue.

Legal Reserves

We record reserves for legal proceedings in accounts payable and accrued liabilities in our consolidated statements of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. We consider many factors including, but not limited to, the amount of the claim, the amount of the loss in the client’s account, the basis and validity of the claim, the possibility of wrongdoing on the part of a advisor, likely insurance coverage, previous results in similar cases and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded as professional services in our consolidated statements of income.

Valuation of Goodwill and Other Intangibles

We test goodwill for impairment at least annually, or whenever indications of impairment exist. An impairment exists when the carrying amount of goodwill exceeds its implied fair value, resulting in an impairment charge for the excess.

The value of intangible assets, including goodwill, could be impacted by future adverse changes such as: (i) significant declines in our operating results, (ii) a significant decline in the valuation of comparable company stocks, (iii) a further significant slowdown of the worldwide economy or industry or (iv) any failure to meet the performance projections included in our forecasts of future operating results.

We perform an impairment analysis on our goodwill on an annual basis on the first day of the fourth fiscal quarter (October 1). In testing for a potential impairment of goodwill on October 1, 2009, the estimated fair value of each of our reporting units was significantly greater than its carrying value, and therefore we concluded that no amount of goodwill was impaired. At a reporting unit level, the estimated fair value was, at a minimum, 1.5 times its carrying value.

The fair value of our reporting units was estimated using the income approach methodology that includes the discounted cash flow method, and the market approach methodology that includes the use of market multiples. The discounted cash flows for each reporting unit were based on discrete financial forecasts developed by management for planning purposes and include significant assumptions about revenue growth, operating margins, discount rates and capital expenditures. Cash flows beyond the discrete forecasts were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit and considered long-term earnings growth for publicly traded peer companies. Future cash flows were discounted to present value by incorporating the present value techniques discussed in Financial Accounting Standards Board Concepts Statement 7, Using Cash Flow Information and Present Value in Accounting Measurements.

In addition, publicly available information regarding peer companies with comparable market capitalization was also considered in assessing the reasonableness of cumulative fair values of our reporting units estimated using the market approach methodology. In our analysis, we developed appropriate valuation multiples for each of our reporting units. Specifically, we considered valuation multiples of our peer companies including revenue, EBITDA, net income and after-tax cash flows.

The income approach valuations included reporting unit cash flow discount rates ranging from 12.1% to 16.0% and terminal growth rates of 3.0%. Our discount rate represents our weighted average cost of capital adjusted for company-specific risk premium. The development of the weighted average cost of capital used in our estimate of fair value considered current market conditions for the equity-risk premium and risk-free interest rate, benchmark capital structures for guideline companies with characteristics similar to our reporting units, the size and industry of our reporting units and risks related to the forecast of future revenues and profitability of our reporting units. The discount rate incorporates current market participant considerations, as indicated above, and decreased year over year, as increases in the weighted average cost of capital (due to general economic conditions) were offset by reductions in the company-specific risk premium. The company-specific risk premium was reduced primarily due to lower long-term growth and profitability assumptions associated with the 2009 forecast. The weighted average cost of capital used in the estimate of fair value in future periods may be impacted by changes in market conditions (including those of market participants), as well as the future performance of our reporting units and is subject to change, based on changes in specific facts and circumstances.

Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. The estimates we have used are consistent with the plans and estimates that we use to manage or business. It is possible, however, that the plans may change and estimates used may prove to be inaccurate. Changes in our planned business operations such as unanticipated competition, a loss of key personnel, the sale of a reporting unit or a significant portion of a reporting unit or other unforeseen developments could result in an impairment of our recorded goodwill. Changes in forecasted operating results and other assumptions could materially affect those estimates.

We review our property, equipment, capitalized software and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Such events or changes may include a deterioration in the business climate or a significant adverse change in the extent or manner in which a long-lived asset is being used. If the total of projected future undiscounted cash flows is less than the carrying amount of an asset, we may need to record an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Income Taxes

We estimate income tax expense based on the various jurisdictions where we conduct business. We must then assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When we establish a valuation allowance or modify the existing allowance in a certain reporting period, we generally record a corresponding increase or decrease to the provision for income taxes in the consolidated statements of income. We make significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where we have previously taken certain tax positions and newly enacted statutory, judicial and regulatory guidance. These changes, when they occur, affect accrued taxes and can be material to our operating results for any particular reporting period.

Additionally, we account for uncertain tax positions in accordance with GAAP. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. We are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements.

Valuation and Accounting for Financial Derivatives

We periodically use financial derivative instruments, such as interest rate swap agreements, to protect us against changing market prices or interest rates and the related impact to our assets, liabilities, or cash flows. We also evaluate our contracts and commitments for terms that qualify as embedded derivatives. All derivatives are reported at their corresponding fair value in our consolidated statements of financial condition.

Financial derivative instruments expected to be highly effective hedges against changes in cash flows are designated as such upon entering into the agreement. At each reporting date, we reassess the effectiveness of the hedge to determine whether or not it can continue to use hedge accounting. Under hedge accounting, we record the increase or decrease in fair value of the derivative, net of tax impact, as other comprehensive income or losses. If the hedge is not determined to be a perfect hedge, yet still considered highly effective, we will calculate the ineffective portion and record the related change in its fair value as additional interest income or expense in the consolidated statements of income. Amounts accumulated in other comprehensive income are generally reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Share-Based Compensation

Certain employees, advisors, officers and directors who contribute to our success participate in various stock option plans. In addition, certain financial institutions participate in a warrant plan. Stock options and warrants generally vest in equal increments over a three to five-year period and expire on the 10th anniversary following the date of grant.

We recognize share-based compensation expense related to employee stock option awards in net income based on the grant-date fair value over the requisite service period of the individual grants, which generally equals the vesting period. We account for stock options and warrants awarded to our advisors and financial institutions based on the fair value of the award at each interim reporting period. We record the increase in price of the option or warrant as commission expense during such period. If the value of our common stock increases over a given period, this accounting treatment results in additional commission expense.

As there are no observable market prices for identical or similar instruments, we estimate fair value using a Black Scholes valuation model. We must make assumptions regarding the number of share-based awards that will be forfeited. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions do not impact the total amount of expense ultimately recognized over the vesting period. Rather, different forfeiture assumptions would only impact the timing of expense recognition over the vesting period.

The following table presents the weighted average assumptions used by us in calculating the fair value of our stock options and warrants with the Black Scholes valuation model for the three months ended March 31, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007:

	March 31,		December 31,
	2010	2009	2009	2008	2007

Expected life (in years)	6.51	8.81	7.13	6.52	6.50
Expected stock price volatility	50.32%	48.67%	51.35%	33.78%	31.08%
Expected dividend yield	—	—	—	—	—
Annualized forfeiture rate	4.99%	3.00%	4.35%	1.51%	1.00%
Fair value of options	$12.34	$10.40	$12.30	$9.96	$9.86
Risk-free interest rate	2.79%	2.45%	2.93%	2.73%	4.93%

The risk-free interest rates are based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. In the future, as we gain historical data for volatility of our stock and the actual term over which employees hold our options, expected volatility and the expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, compensation recorded on future grants. We estimate the expected term for our employee option awards using the simplified method in accordance with Staff Accounting Bulletin 110, Certain Assumptions Used in Valuation Methods, because we do not have sufficient relevant historical information to develop reasonable expectations about future exercise patterns. We estimate the expected term for stock options and warrants awarded to our advisors using the contractual term. Expected volatility is calculated based on companies of similar growth and maturity and our peer group in the industry in which we do business because we do not have sufficient historical volatility data. We will continue to use peer group volatility information until our historical volatility is relevant to measure expected volatility for future grants.

We have assumed an annualized forfeiture rate for our stock options and warrants based on a combined review of industry and employee turnover data, as well as an analytical review performed of historical pre-vesting forfeitures occurring over the previous year. We record additional expense if the actual forfeiture rate is lower than estimated and record a recovery of prior expense if the actual forfeiture is higher than estimated.

As of each stock option grant date, we considered the fair value of the underlying common stock, determined as described below, in order to establish the option exercise price. As of each stock option grant date, we reviewed an average of the disclosed year-end volatility of a group of companies that we considered peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors, along with considering the future plans of our company to determine the appropriate volatility. The expected life was based on our historical stock option activity. The risk-free interest rate was determined by reference to the United States Treasury rates with the remaining term approximating the expected life assumed at the date of grant. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. We estimate the forfeiture rate based on our historical experience. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

The following table sets forth all stock option and warrant grants since January 1, 2006 through the date of this prospectus:

			Per Share
			Weighted
		Exercise or	Average
	Number of	Purchase	Estimated Fair
Date of	Shares	Price per	Value of
Issuance	Granted	Share	Options

Q1 2006	—	n/a	n/a
Q2 2006	28,000	$10.31	$4.60
Q3 2006	—	n/a	n/a
Q4 2006	80,000	$15.84	$9.20
Q1 2007	124,000	$18.89	$8.36
Q2 2007	295,150	$21.60	$9.25
Q3 2007	100,000	$25.50	$10.69
Q4 2007	241,500	$27.40	$11.05
Q1 2008	1,438,500	$27.80	$9.78
Q2 2008	304,706	$27.17	$12.82
Q3 2008	184,000	$26.33	$11.25
Q4 2008	9,000	$24.96	$11.98
Q1 2009	508,606	$18.04	$13.55
Q2 2009	319,000	$19.74	$9.77
Q3 2009	1,993,000	$22.08	$11.79
Q4 2009	388,755	$23.02	$15.41
Q1 2010	75,184	$23.41	$13.26

These estimates of the fair value of our common stock were made based on information from the following valuation dates:

Fair Value
Valuation Date	per Share

December 28, 2005	$10.31
March 31, 2006	$10.31
June 30, 2006	$10.31
September 30, 2006	$15.84
December 31, 2006	$18.89
March 31, 2007	$21.60
June 30, 2007	$25.50
September 30, 2007	$27.40
December 31, 2007	$27.80
March 31, 2008	$27.17
June 30, 2008	$26.33
September 30, 2008	$24.96
December 31, 2008	$18.04
March 31, 2009	$19.74
June 30, 2009	$22.08
September 30, 2009	$23.02
December 31, 2009	$23.41
March 31, 2010	$27.81

Since prior to this offering our common stock has not been publicly traded, we established our stock price together with the review and discussion of valuation by the Audit and Compensation Committees in the course of performing each committee’s responsibility. We considered numerous objective and subjective factors in valuing our common stock, on quarterly valuation dates, in accordance with the guidance in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). These objective and subjective factors included, but were not limited to:

•	current and projected market multiples of revenues and earnings, including for peer companies;

•	multiples implied from recently-completed transactions involving financial services companies;

•	our projected growth rates in revenues and earnings, including EBITDA, as compared to peer companies;

•	contemporaneous independent valuations performed on a quarterly basis and

•	our weighted average cost of capital.

Since 2008, independent valuations have been performed on a quarterly basis, and are considered in the course of determining the fair market value of our common stock. Our independent valuations were performed in accordance with the Practice Aid and derive an indicated value using a weighted average of three methods. The primary method employs a market approach using multiples of historical and projected EBITDA and pre-tax income for peer companies. We also consider a market approach using prices of recent transactions involving financial services companies and an income approach based upon discounted cash flow projections. Prior to the March 31, 2010 valuation, the indicated value was decreased by a market discount factor, reflecting our private status. This marketability discount factor ranged from 10 to 20% of the indicated value. The valuation report is then reviewed, and the fair value per share of common stock is determined, as of each quarter end period. That value is applied to any share or share-based issuance made during the following quarter.

Prior to 2008, we relied on internally developed valuation models that used methods similar to those used in our independent valuations. In addition to use in determining the value of stock-based compensation, these valuations were used in connection with several acquisitions for which a portion of the consideration paid was company stock.

We have issued 7,423,973 restricted shares to our advisors. These restricted shares may not be sold, assigned or transferred and are not entitled to receive dividends or non-cash distributions, until either a sale of the company that constitutes a change in control or an initial public offering. We account for these restricted shares by measuring such grants at their then-current lowest aggregate value. Since the value is contingent upon the company’s decision to sell itself or issue its common stock through an initial public offering, the current aggregate value will be zero until such event occurs.

Upon the closing of this offering, we will record the par value, additional paid-in capital and expense based on the fair value per share multiplied by 7,423,973 restricted shares. We will also record an income tax benefit equal to our effective incremental income tax rate in effect for the period in which the offering occurs. Based on an assumed initial public offering price of            , which is the midpoint of the range listed in the cover page of this prospectus, we expect the pre-tax expense to be $      million and the related tax benefit to be $       million.

Recent Accounting Pronouncements

Refer to Note 2 of our unaudited condensed consolidated financial statements for a discussion of recent accounting standards and pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We maintain inventories of trading securities owned and securities sold but not yet purchased in order to ensure availability of securities and to facilitate client transactions. These securities include mutual funds, debt securities issued by the U.S. government, money market funds, corporate debt securities, certificates of deposit and equity securities.

Changes in value of our trading inventory may result from fluctuations in interest rates, credit ratings of the issuer, equity prices and the correlation among these factors. We manage our trading inventory by product type. Our primary method of controlling risk in our trading inventory is through the establishment and monitoring of limits on the dollar amount of securities positions that can be entered into and other risk-based limits. Our trading activities in the aggregate were significantly below these limits at December 31, 2009. Position limits in trading inventory accounts are monitored on a daily basis. Management also monitors inventory levels and trading results, as well as inventory aging, pricing, concentration and securities ratings.

At December 31, 2009, the fair value of our trading securities owned and securities sold but not yet purchased were $15.4 million and $4.0 million respectively. See Note 6 of our consolidated financial statements for information regarding the fair value of trading securities owned and securities sold but not yet purchased associated with our client facilitation activities. See Note 7 of our consolidated financial statements for information regarding the fair value of securities held to maturity.

We do not enter into contracts involving derivatives or other similar financial instruments for trading or proprietary purposes.

We also have market risk on the fees we earn that are based on the market value of advisory and brokerage assets, assets on which trail commissions are paid and assets eligible for sponsor payments.

Interest Rate Risk

We are exposed to risk associated with changes in interest rates. As of March 31, 2010, all of the outstanding debt under our senior secured credit facilities, $817.1 million, was subject to floating interest rate risk. To provide some protection against potential rate increases associated with our floating senior secured credit facilities, we have entered into derivative instruments in the form of interest rate swap agreements with Morgan Stanley Capital Services, Inc. covering a significant portion ($400.0 million) of our senior secured indebtedness. The interest rate swap agreements qualify for hedge accounting and have been designated as cash flow hedges against specific payments due on our senior secured term loan. Accordingly, any interest rate differential is reflected in an adjustment to interest expense over the lives of the interest rate swap agreements. While the unhedged portion of our senior secured debt is subject to increases in interest rates, we believe that this risk is offset with variable interest rates associated with client borrowings. At March 31, 2010, we had $417.1 million in unhedged senior secured borrowings, the variable cost of which is partially offset by variable interest income on $222.6 million of client margin receivables. Because of this relationship, and our expectation for outstanding balances in the future, we do not believe that a short-term change in interest rates would have a material impact on our income before taxes. A 10 basis point increase in interest rates would result in an increase in interest expense on the variable portion of our debt of approximately $0.4 million. For a discussion of such interest rate swap agreements, see Note 9 to our unaudited condensed consolidated financial statements.

We offer our advisors and their clients two primary cash sweep programs that are interest rate sensitive: our bank sweep programs and money market sweep vehicles involving multiple money market fund providers. Our bank sweep programs use multiple non-affiliated banks to provide up to $1.5 million ($3.0 million joint) of FDIC insurance for client deposits custodied at the banks. While clients earn interest for balances on deposit in the bank sweep programs, we earn a fee. Our fees from the bank sweep programs are based on prevailing interest rates in the current interest rate environment, but may be adjusted in an increasing or decreasing interest rate environment or for other reasons. Changes in interest rates and fees for the bank sweep programs are monitored by our Fee and Rate Setting Committee (the “FRS Committee”), which governs and approves any changes to our fees. By meeting promptly after interest rates change, or for other market or non-market reasons, the FRS Committee balances financial risk of the bank sweep programs with products that offer competitive client yields. However, as short-term interest rates hit lower levels, the FRS Committee may be compelled to lower fees. The average Federal Reserve effective federal funds rate for March 2010 was 0.16%. A change in short-term interest rates of 10 basis points, if accompanied by a commensurate change in fees for our cash sweep programs, could result in an increase or decrease in income before income taxes of $11.4 million on an annual basis (assuming that client balances at March 31, 2010 did not change). Actual impacts may vary depending on interest rate levels, the significance of change, and the FRS Committee’s strategy in responding to that change.

Credit Risk

Credit risk is the risk of loss due to adverse changes in a borrower’s, issuer’s or counterparty’s ability to meet its financial obligations under contractual or agreed upon terms. We bear credit risk on the activities of our advisors’ clients, including the execution, settlement, and financing of various transactions on behalf of these clients.

These activities are transacted on either a cash or margin basis. Our credit exposure in these transactions consists primarily of margin accounts, through which we extend credit to clients collateralized by cash and securities in the client’s account. Under many of these agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions.

As our advisors execute margin transactions on behalf of their clients, we may incur losses if clients do not fulfill their obligations, the collateral in the client’s account is insufficient to fully cover losses from such investments, and our advisors fail to reimburse us for such losses. Our loss on margin accounts is immaterial and did not exceed $0.1 million in any of the years ended December 31, 2009, 2008 and 2007. We monitor exposure to industry sectors and individual securities and perform analyses on a regular basis in connection with our margin lending activities.

We adjust our margin requirements if we believe our risk exposure is not appropriate based on market conditions.

We are subject to concentration risk if we extend large loans to or have large commitments with a single counterparty, borrower, or group of similar counterparties or borrowers (e.g. in the same industry). Receivables from and payables to clients and stock borrowing and lending activities are conducted with a large number of clients and counterparties and potential concentration is carefully monitored. We seek to limit this risk through careful review of the underlying business and the use of limits established by senior management, taking into consideration factors including the financial strength of the counterparty, the size of the position or commitment, the expected duration of the position or commitment and other positions or commitments outstanding.

Operational Risk

Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our technology or financial operating systems and inadequacies or breaches in our control processes. We operate in diverse markets and are reliant on the ability of our employees and systems to process a large number of transactions. These risks are less direct and quantifiable than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes. In the event of a breakdown or improper operation of systems or improper action by employees or advisors, we could suffer financial loss, regulatory sanctions and damage to our reputation. Business continuity plans exist for critical systems, and redundancies are built into the systems as deemed appropriate. In order to mitigate and control operational risk, we have developed and continue to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout our organization and within various departments. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that our employees and advisors operate within established corporate policies and limits.

BUSINESS

Overview

We provide an integrated platform of proprietary technology, brokerage and investment advisory services to over 12,000 independent financial advisors and financial advisors at financial institutions across the country, enabling them to successfully service their retail investors with unbiased, conflict-free financial advice. In addition, we support over 4,000 financial advisors with customized clearing, advisory platforms and technology solutions. Our singular focus is to support our advisors with the front, middle and back-office support they need to serve the large and growing market for independent investment advice, particularly in the mass affluent market. We believe we are the only company that offers advisors the unique combination of an integrated technology platform, comprehensive self-clearing services and full open architecture access to leading financial products, all delivered in an environment unencumbered by conflicts from product manufacturing, underwriting or market making.

For over 20 years we have served the independent advisor markets. We currently support the largest independent advisor base and the fifth largest overall advisor base in the United States. Through our advisors, we are also one of the largest distributors of financial products in the United States. Our scale is a substantial competitive advantage and enables us to more effectively attract and retain advisors. Our unique model allows us to invest more resources in our advisors, increasing their revenues and creating a “virtuous cycle” of growth. We are headquartered in Boston and currently have over 2,400 employees in our Boston, Charlotte and San Diego locations.

Market Opportunity and Industry Background

The market our advisors serve is significant and expanding. According to the Federal Reserve, U.S. household and non-profit organization financial assets totaled $45.1 trillion as of December 31, 2009, up from $41.7 trillion at December 31, 2008 and $38.9 trillion at December 31, 2004. In addition, according to Cerulli Associates, $8.5 trillion of retail assets were professionally managed as of December 31, 2008, up from $6.8 trillion as of December 31, 2003. Finally, 58% of all U.S. households utilized a financial advisor in 2008.

Cerulli Associates divides the retail advisor market into six broad channels: the two independent channels that we serve (independent and RIAs) and four employee model or captive channels (insurance, wirehouse, regional and bank).

			# of	Assets	Payout
Channel	# of Firms		Advisors	($ billions)	Range	Example Firms
Independent	1,203	(1)	113,746 (1)	$1,801 (1)	70-100%	LPL, Raymond James, Cetera
RIA(2)	14,502		18,582	$911	100%	n/a
Wirehouse	4		54,865	$3,947	30-50%	Morgan Stanley Smith Barney, Merrill Lynch, UBS, Wells Fargo
Insurance	79		70,405	$283	40-60%	NYLIFE Securities, Mass Mutual Investor Srvcs, Signator (John Hancock)
Regional	199		35,960	$1,149	40-60%	Edward Jones, RBC Dain Rauscher, Robert W. Baird, Morgan Keegan
Bank	282		16,406	$182	30-50%	Citizens Bank, Fifth Third Bank, Third-party marketers (PrimeVest)

Source: Cerulli Associates Intermediary Matrix, 2009

(1)	The number of advisors in the Independent channel includes 14,769 dually-registered advisors managing $619 billion in assets. Dually-registered advisors are not included in firm count.

(2)	RIA firms are registered with the SEC but custody their assets with companies such as LPL, Charles Schwab and Fidelity.

During the period from 2004 to 2008, the independent channels experienced substantial growth on both an absolute and relative basis, taking market share from the captive channels. According to Cerulli Associates, the independent channels’ market share by number of advisors increased from 40% in 2004 to 43% in 2008. In 2008, over 132,000 independent financial advisors managed $2.7 trillion in client assets, representing 33% of total retail advisor client assets.

Cerulli Associates forecasts that total U.S. assets under management will grow 29% from 2008 to 2012 due to factors such as the retirement of the baby boomer generation as well as the continued growth of individual retirement account rollovers. During the same period, Cerulli Associates estimates that the independent channels’ market share by number of advisors will grow by seven percentage points to 50%, and market share by client assets will grow six percentage points to 39%. There are several key factors driving the growth of the independent channels:

•	Demand for Independent Investment Advice. We believe investors, particularly those in the mass affluent market, and increasingly in the high net worth market, are seeking unbiased, conflict-free advice; a need that has become more acute given recent market volatility, the ever increasing complexity of the securities markets and the baby boomer generation’s focus on retirement savings. Independent financial advisors are uniquely equipped to provide this investment advice because, unlike their captive competitors, they are not committed to any particular proprietary products or production targets and can therefore concentrate solely on what is in the best interest of their clients.

•	Ongoing Challenges Among the Captive Platforms. We believe the number of financial advisors electing to leave the large captive financial institutions to become independent financial advisors has accelerated over the last several years because of the ongoing consolidation among the captive platforms, particularly among the wirehouses, and because of the reputational harm suffered by several of the largest financial institutions during the recent financial crisis. Furthermore, we believe many of our captive competitors are unwilling to focus on the mass affluent market because, unlike LPL, they are unable to service this market profitably.

•	Greater Autonomy and Economics Desired by Financial Advisors. We believe many financial advisors have entrepreneurial aspirations and are attracted to the flexibility and control of the independent financial advisor model. Independent financial advisors also enjoy a greater share of the brokerage commissions and advisory fees than financial advisors at the employee model firms — generally 80-90% compared to 30-50%.

Our Business

With our focus and scale, we are not only a beneficiary of the secular shift among advisors toward independence, but an active catalyst of this trend. Between 2004 and 2008, our number of advisors increased at a CAGR of 20%, while according to Cerulli Associates, the total number of advisors across all channels remained flat. We enable our advisors to provide their clients with high quality independent financial advice and investment solutions, and support our advisors in managing the complexity of their businesses by providing a comprehensive integrated platform of technology and clearing services. We provide these services through an open architecture product platform with no proprietary manufactured products, which enables an unbiased, conflict-free environment. Additionally, we offer our advisors the highest average payout ratios among the five largest U.S. broker-dealers, as ranked by number of advisors, which we believe provides us with an important competitive advantage. Our business is dedicated exclusively to our advisors; we are not a market-maker nor do we offer investment banking or underwriting services. Our historical advisor growth rate does not guarantee that we will attract advisors at comparable rates in the future. For example, when comparing our number of advisors as of March 31, 2010 to March 31, 2009, we had a net decrease in advisors, and as of December 31, 2009 to December 31, 2008, we had relatively no change in our number of advisors, in both cases due to the attrition of advisors in connection with the consolidation of the operations of the Affiliated Entities.

The size of our organization and scalability of our solutions allow us to continually reinvest in our technology and clearing platforms, tailor our services to the needs of our advisors and provide them with an attractive value proposition. We believe that our technology and service platforms allows our advisors to spend more time with their clients and enhance and grow their businesses.

Our revenues are derived primarily from commissions and fees generated by our advisors. We also generate asset-based fees from our financial product sponsor relationships, our cash sweep programs and sub-transfer agency and networking services. Under our self-clearing platform, we custody the majority of client assets invested in these products, which includes providing statements, transaction processing and ongoing account management for which we receive a fee.

Our Financial Advisors

Serving clients in communities across the nation, our advisors build long-term relationships with their clients by guiding them through the complexities of investment decisions, retirement solutions, financial planning and wealth-management. We support the evolution of our advisors’ businesses over time and provide a range of solutions as their needs change.

The relationship with our advisors is embodied in our Commitment Creed, which serves as a set of guiding principles for our relationships with our advisors. For more than 20 years it has been ingrained in our culture and reflects our singular focus on the advisors we serve. The size and growth of our business has benefited from this focus. Our advisor base has grown from 3,596 advisors in 2000 to 12,026 as of March 31, 2010, representing a CAGR in excess of 14%. Our historical advisor growth rate does not guarantee that we will attract advisors at comparable rates in the future.

Our advisor base includes independent financial advisors, RIAs and advisors at small and mid-sized financial institutions. In order to license with us, advisors must meet our stringent requirements which include a thorough review of the advisor’s education, experience, credit and compliance history. These advisors are licensed with LPL Financial and enter into a registered representative agreement that establishes the duties and responsibilities of each party. Pursuant to the registered representative agreement, each advisor makes a series of representations, including that the advisor will disclose to all customers and prospective customers that the advisor is acting as our registered representative, that all orders for securities will be placed through us, that the advisor will sell only products we have approved and that the advisor will comply with LPL policies and procedures as well as securities rules and regulations. These advisors also agree not to engage in any outside business activity without prior approval from us and not to act as an agent for any of our competitors.

In return for a high level of services provided by us, including, among others, transaction processing and technology services we provide to the advisors to support their daily activities, we typically retain a range of 10 to 15 percent of the commission and advisory fee revenue generated by our advisors and pay out the remaining 85 to 90 percent to them. In addition, advisors pay certain fees directly to us relating to technology and platform access, insurance coverage and licensing fees. The registered representative agreement is terminable without cause on 30 days notice and for cause immediately upon notice.

Advisors that join us average over 15 years of industry experience. This substantial industry experience allows us to focus on enhancing our advisors’ businesses without the need for basic training or subsidizing advisors that are new to the industry. Our independent advisors join us from a broad range of firms including wirehouses, regional and insurance broker dealers, banks and other independent firms. Our flexible business platform allows our advisors to choose the most appropriate business model to support their clients, whether they conduct brokerage business, offer brokerage and fee-based services on our corporate RIA platforms or provide fee-based services through their own RIAs.

Our independent advisors and RIAs are entrepreneurial independent contractors who market their services through 4,000 branch offices. They are primarily located in rural and suburban areas and as such are viewed as local providers of independent advice. Approximately 70% of these advisors operate under their own brand name. We approve and assist these advisors with their own branding, marketing and promotion.

Among our 12,000 advisors, we support over 2,400 advisors at over 750 banks and credit unions seeking to provide a broad array of services for their financial advisors. For these institutions, whose core capabilities may not include investment and financial planning services, or who find the technology, infrastructure and regulatory requirements to be cost prohibitive, we provide their financial advisors with the services they need to be successful, allowing the institutions to focus their energy and capital on their core businesses.

We also provide support to over 4,000 additional financial advisors who are affiliated and licensed with insurance companies. These outsourcing arrangements provide customized clearing, advisory platforms and technology solutions that enable financial advisors at these insurance companies to efficiently provide a breadth of services to their client base.

Our Service Value Proposition

The core of our business is dedicated to meeting the evolving needs of our advisors and providing the platform and tools to grow and enhance the profitability of their businesses. We support our advisors by providing front, middle and back-office solutions through the four pillars of our distinct value proposition: enabling technology, comprehensive clearing and compliance services, practice management programs and training, and independent research. The comprehensive and automated nature of our offering enables our advisors to focus on their clients while successfully and efficiently managing the complexities of running their own practice.

Enabling Technology

We provide our technology and service to advisors through BranchNet, our proprietary, integrated technology platform that is server-based and web-accessed. Using the BranchNet workstation, our advisors effectively manage all critical aspects of their businesses while remaining highly efficient and responsive to their clients’ needs. Time-consuming processes, such as account opening and management, document imaging, transaction execution, and account rebalancing, are automated to improve efficiency and accuracy. Substantially all of our advisors utilize BranchNet as their core technology platform. Through BranchNet, our advisors have direct access to a fully-integrated array of tools and support systems, including:

•	comprehensive account lookup for accounts and direct business data;

•	straight-through processing of trade orders and account maintenance requests and

•	secure and reliable data maintenance

In addition to the account management capabilities of BranchNet, the Resource Center, embedded within BranchNet, provides advisors with access to our research, training, compliance and support services and the ability to review products and develop marketing materials.

•	direct access to financial product information, exclusive research commentaries, detailed regulatory requirements, valuable marketing tools, operational details, comprehensive training and technical support;

•	client management and business development tools;

•	trading and research tools and

•	business management resources.

Many advisors also subscribe to premium features, such as performance reporting, financial planning and customized websites. Select third-party resources have been integrated into our technology software, enabling seamless access to important tools, broadening our range of offerings and reducing duplicate operational functions.

We believe BranchNet allows our advisors to transact and monitor their business more efficiently, lowering operating costs for their business. Once on BranchNet, advisors have the ability to choose which services suit their business plan, purchasing only the services that are needed to grow their business.

Comprehensive Clearing and Compliance Services

We custody and clear the majority of our advisors’ transactions, providing an enhanced advisor experience and expedited processing capabilities. Our self-clearing platform enables us to better control client data, more efficiently process and report trades, facilitate platform development, reduce costs and ultimately enhance the quality of the services we provide our advisors. Our self-clearing platform also enables us to serve a wider variety of advisors, including RIAs and hybrid RIAs. Because we are self-clearing, we can address all facets of securities transaction processing, including:

•	order routing, trading support, execution and clearing, and position keeping;

•	regulatory and tax compliance and reporting and

•	investment accounting and recordkeeping.

All of these services are backed by our service center and operations organizations focused on providing timely, accurate and consistent support, with each employee committed to delivering best in class service. This shared commitment allows us to meet our financial advisors’ and institutions’ needs so they can best serve their clients.

In 2010, we launched Service360, a new service paradigm for our most productive advisors. Service360 offers these advisors a wide array of organizational support. Service360 is a team-based approach to service, in which teams are dedicated to a defined set of advisors. Service360 is scheduled to be fully implemented by December 2010, at which time it will service over 4,000 advisors with timely accurate, and efficient service delivered in a more personal, relationship-focused manner and with greater accountability and ownership on the part of the service team.

We have made sizeable investments in our compliance offering to enable our advisors to run a fully compliant office. Since 2000, our commitment of resources and focus on compliance have enabled us to maintain one of the best regulatory compliance records, based upon the number of regulatory events reported in FINRA’s BrokerCheck Reports, among the five largest U.S. broker-dealers, ranked by number of advisors. Several years ago we made the strategic decision to fully integrate our compliance tools into our technology platform to further enhance compliance effectiveness and scalability. Over 300 employees assist our advisors through:

•	training advisors on new products, new FINRA guidelines, compliance tools, security policies and procedures, anti-money laundering and best practices;

•	review and approval of advertising materials;

•	technology-enabled surveillance of trading activities and sales practices;

•	oversight and monitoring of registered investment advisory activities;

•	securities registration, advisory and insurance licensing of advisors and

•	audits of branch offices.

Practice Management Programs and Training

Our practice management programs help our advisors enhance and grow their businesses. Our experience gives us the ability to benchmark the best practices of successful advisors and develop customized recommendations to meet the specific needs of an advisor’s business and market. Because of our scale, we are able to dedicate a experienced group of 91 professionals that work with our advisors to build and better manage their business and client relationships through one-on-one consulting as well as group training. In addition, we hold 140 conferences and group training events annually for the benefit of our advisors. Our practice management and training services include:

•	personalized business consulting support that helps advisors enhance the value and operational efficiency of their businesses;

•	advisory and brokerage consulting to support advisors in growing their businesses with our broad range of products and fee-based offerings, as well as wealth management services to assist advisors serving high net worth clients with comprehensive estate, tax, philanthropic, and financial planning processes;

•	marketing campaigns and consultation to enable advisors to build awareness of their services and capitalize on opportunities in their local markets;

•	transition services to help advisors establish independent practices and migrate client accounts to us and

•	training programs on topics including technology, use of advisory platforms and business development.

Independent Research

We provide our advisors with integrated access to comprehensive proprietary research on mutual funds, separate accounts, insurance and annuities, asset allocation strategies, financial markets and the economy, among other areas. Our research team consists of over 25 professionals with an average of 12 years of industry experience, dedicated to providing unbiased and conflict-free advice. Our research is designed to empower our advisors to give their clients thoughtful advice in an efficient manner. In particular, our research facilitates the growth of our advisory platform through generation of model portfolio and asset allocation overlay services and the distribution of our packaged products. Our research team actively works with our product diligence group in screening financial products offered through our platform. Our lack of proprietary products or investment banking services helps ensure that our research remains unbiased and objective.

With a focus on performance, service and transparency, our research team utilizes a wide spectrum of available tools to deliver timely perspectives on the ever-changing economic marketplace and products, enabling advisors to help their clients understand and adjust to the latest developments. Through its objective recommendations and portfolio management, the research group helps advisors meet a broad range of investor needs effectively. Our research enables advisors to:

•	keep abreast of changes in markets and the global economy, through our daily market update call and email, published materials, blogs and media presence;

•	proactively respond to emerging trends;

•	leverage the expertise and experience of our research team in building individual investment portfolios that are fully integrated in our technology platform and

•	seek specific advice through our ASK (accurate, swift and knowledgeable) Research Service Desk, a team of research professionals dedicated exclusively to advisor investment-research inquiries via phone and email.

A substantial portion of our research is compliance-approved so that advisors are able to share it with clients when working with them to make investment decisions.

Our Economic Value Proposition

We offer a compelling economic value proposition that is a key factor in our ability to attract and retain advisors. The independent channels pay advisors a greater share of brokerage commissions and advisory fees than the captive channels — generally 80-90% compared to 30-50%. Because of our scale and efficient operating model, we offer our advisors the highest average payout ratios among the five largest U.S. broker-dealers, ranked by number of advisors, which we believe provides us with an important competitive advantage. We believe our superior technology and service platforms enable our advisors to operate their practices at a lower cost than other independent advisors. As a result, we believe owners of practices associated with us earn meaningfully more pre-tax profit than owners of practices affiliated with other independent brokerage firms. We attribute this difference in profitability in part to lower fixed costs driven by the need for fewer staff at our associated practices. Finally, as business owners, independent financial advisors, unlike captive advisors, also have the opportunity to build equity in their own businesses.

We also believe our solutions enable our financial institutions to be more productive and therefore generate greater profitability relative to other financial institutions supported by third party firms.

Our Product Access

We do not manufacture any financial products. Instead, we provide our advisors open architecture access to a unique variety of commission, fee-based, cash and money market products and services. Our product diligence group conducts extensive diligence on substantially all of the new products we offer, including annuities, real estate investment trusts, alternative investments and mutual funds. Our platform provides access to over 8,500 financial products, manufactured by over 400 product sponsors. Typically, we enter into arrangements with these product sponsors pursuant to the sponsor’s standard distribution agreement.

The sales and administration of these products are facilitated through BranchNet and Resource Center, which allow our advisors to access client accounts, product information, asset allocation models, investment recommendations, and economic insight as well as perform trade execution.

As of March 31, 2010, advisory and brokerage assets totaled $285 billion, of which $81 billion was in advisory assets. In 2009, brokerage sales were over $28 billion, including over $10 billion in mutual funds and $14 billion in annuities. Advisory sales were over $23 billion, which consisted primarily of mutual funds. As a result of this scale and significant distribution capabilities, we can offer leading products and services with attractive economics to our advisors.

Commission-Based Products

Commission-based products are those for which we and our advisors receive an up front commission and, for certain products, a trailing commission. Our brokerage offerings include variable and fixed annuities, mutual funds, general securities, alternative investments, retirement and 529 education savings plans, fixed income and insurance. Our insurance offering is provided through LPL Insurance Associates, Inc. (“LPLIA”), a brokerage general agency which provides personalized advance case design, point-of-sale service and product support for a broad range of life, disability and long-term care products. As of March 31, 2010, the total assets in our commission-based products were approximately $204 billion.

Fee-Based Advisory Platforms and Support

We have been an innovator in fee-based solutions since the introduction of our Strategic Asset Management platform in 1991. Today we have five fee-based advisory platforms that provide centrally managed or customized solutions from which advisors can choose to meet the investment needs of their mass affluent and high net worth clients. The fee structure aligns the interests of our advisors with their clients, while establishing a valuable recurring revenue stream for the advisor and for us. Our fee-based platforms provide access to no-load/load-waived mutual funds, exchange-traded funds, stocks, bonds, conservative option strategies, unit investment trusts and no-load, institutional money managers and multi-manager variable annuities. We provide third-party equity research and asset-management services. As of March 31, 2010, the total assets in these platforms was $81 billion.

Cash Sweep Programs

We assist our advisors in managing their clients’ cash balances through two primary cash sweep programs depending on account type: a money market sweep vehicle involving multiple money market fund providers and an insured bank deposit sweep vehicle. Our insured bank deposit sweep vehicle allocates client cash balances across multiple non-affiliated banks to provide advisors with up to $1.5 million ($3.0 million joint) of insurance through the Federal Deposit Insurance Corporation (“FDIC”). As of March 31, 2010, the total assets in our cash sweep programs, which are held within brokerage and advisory accounts, exceeded $18 billion.

In addition to the products above, we also offer trust, investment management and custodial services for estates and families through our subsidiary PTC.

Our Financial Model

We have a proven track record of strong financial performance. We have increased our annual Adjusted EBITDA for the past five consecutive years with only one decline in annual revenue in 2009 in conjunction with the major market downturn. Our net income over the same period has declined two times, in 2006 and 2008. We have experienced greater variability in our net income primarily due to amortization of purchased assets and interest expense from our senior secured credit facilities and subordinated notes, both a result of our merger transaction in 2005 with the Majority Holders, as well as expenses associated with our acquisition integration and restructuring initiatives. Since 2005, we have grown our net revenues at an 18% CAGR, our net income at a 2% CAGR, our Adjusted EBITDA at a 17% CAGR and our Adjusted Net Income at a 13% CAGR. Our historical growth rates do not guarantee future results, levels of activity, performance or achievements.

As we demonstrated during the financial crisis of 2008 and 2009, our financial model has inherent resilience, and our overall financial performance is a function of the following favorable characteristics:

Our financial model has numerous, attractive financial characteristics:

•	Our revenues stem from diverse sources, including advisor-generated commission and advisory fees as well as fees from product manufacturers, recordkeeping, cash sweep balances and other ancillary services. They are not concentrated by advisor, product or geography. For the year ended December 31, 2009, no single relationship with our independent advisor practices, banks, credit unions, or insurance companies accounted for more than 3% of our net revenues, and no single advisor accounted for more than 1% of our net revenues.

•	Furthermore, a majority of our revenue base is recurring in nature.

•	Our expenses are primarily variable, as they consist principally of payouts on advisor-generated revenues.

•	Our profit margins are stable and should expand over time because we actively manage our general and administrative expenses.

•	We are able to operate with low capital expenditures and limited capital requirements, and as a result our cash flow is not encumbered.

•	We generate substantial free cash flow which we reinvest into our business.

We have demonstrated the resilience of our financial model through market downturns, particularly in the financial crisis of 2008 and 2009. This inherent resilience is a function of the following dynamics of our business:

•	A significant proportion of our revenues are not correlated with the equity financial markets, such as software licensing, account and client fees.

•	The variable component of our cost base is directly linked to revenues generated by our advisors. Furthermore, the payout percentages are tied to advisor productivity levels.

•	Our general and administrative expenses can be actively managed.

Our Competitive Strengths

•	Significant Scale and Market Leadership Position. We are an established leader in the independent advisor market, which is our core business focus. Our scale enables us to benefit from the following dynamics:

•	We actively reinvest in our comprehensive technology platform and practice support, which further improves the productivity of our advisors.

•	As one of the largest distributors of financial products in the United States, we are able to obtain attractive economics from product manufacturers.

•	Among the five largest U.S. broker-dealers by number of advisors, we offer the highest average payout ratios to our advisors.

The combination of our ability to reinvest in the business and maintain highly competitive payout ratios allows us to attract and retain advisors successfully. This, in turn, drives our growth and leads to a “virtuous cycle” that reinforces our established scale advantage.

•	Unique Value Proposition for Independent Advisors. We deliver a comprehensive and integrated suite of products and services to support the practices of our independent advisors. We believe we are the only institution that offers a conflict-free, open architecture and scalable platform. The benefits of our purchasing power lead to high payouts and greater economics to the advisors. Our platform also creates an entrepreneurial opportunity that empowers independent advisors to build equity in their businesses. This generates a significant opportunity to attract and retain highly qualified advisors who are seeking independence.

•	Unique Value Proposition for Institutions. We provide solutions to financial institutions, such as regional banks, credit unions and insurers, who seek to provide a broad array of services for their customers. We believe many institutions find the technology, infrastructure and regulatory requirements associated with delivering financial advice to be cost-prohibitive. We provide comprehensive solutions that enable financial advisors at these institutions to offer financial advice.

•	Ability to Profitably Serve the Mass-Affluent Market. Since inception, our core focus has been on advisors who serve the mass-affluent market. We have designed and integrated all aspects of our platforms and services to profitably meet the needs of these advisors. We believe there is an attractive opportunity in the mass-affluent market, in part because wirehouses have not historically focused on the mass affluent market. We believe our scale position will sustain and strengthen our competitive advantage in the mass-affluent market.

•	Ability to Serve a Broad Range of Advisor Models. As a result of our integrated technology platform and the resulting flexibility, we are able to attract and retain advisors from multiple channels, including wirehouses, regional broker-dealers and other independent broker-dealers. This platform serves a variety of independent advisor models, including independent financial advisors, RIAs and hybrid-RIAs. Additionally, we are able to give our advisors flexibility in choosing how they conduct their business. This enables us to better retain our existing advisor base by facilitating their ability to transition among independent advisor models as preferences evolve within the market. In addition, although we have grown through our focus on the mass affluent market, the breadth of our platform has facilitated growing penetration of the high net worth market. As of March 31, 2010 our advisors supported accounts with more than $1 million in assets that in the aggregate represented $42.2 billion in advisory and brokerage assets, or 15% of our total. Although our advisors average production is typically below that of some of the wirehouse channel firms, our array of integrated technology and services supports advisors with significant production. In the 2010 rankings of the Top 1,000 Financial Advisors in Barron’s survey, thirty-one of our advisors appeared in the top 1,000 and three in the top 100. In addition, we ranked fifth in the number of advisors included in the ranking.

•	Experienced and Committed Senior Management Team. We have an experienced and committed senior management team that provides stable and long-standing leadership for our business. On average, our senior management has 26 years of industry experience. The team has a track record of success as demonstrated in the company’s financial performance through the recent market downturn. As the current management team has played a significant role in building out the business, they have a fundamental understanding of the operations from the ground up. The management team is aligned with stockholders and holds significant equity ownership in the company.

Our Sources of Growth

We expect to increase our revenue and profitability by benefiting from favorable industry trends and by executing strategies to accelerate our growth beyond that of the broader markets in which we operate.

Favorable Industry Trends

•	Growth in Investable Assets. According to Cerulli Associates, total assets under management in the United States is anticipated to grow at 7% per year over the next 4 years and retirement assets are expected to grow 8% from 2008 to 2014 (in part due to the retirement of the baby boomer generation and the resulting assets which are projected to flow out of retirement plans and into individual retirement accounts). In addition, individual retirement account rollovers are projected to double, growing from $3.6 trillion as of 2008 to $6.8 trillion by 2014.

•	Increasing Demand for Independent Financial Advice. Retail investors, particularly in the mass affluent market, are increasingly seeking financial advice from independent sources. We are highly focused on helping independent advisors meet the needs of the mass-affluent market, which constitutes a significant portion of investable assets, according to Cerulli Associates, and we believe presents significant opportunity for growth.

•	Advisor Migration to Independence. Independent channels are gaining market share from captive channels. We believe that we are not just a beneficiary of this secular shift, but an active catalyst in the movement to independence.

•	Macroeconomic Trends. As the macroeconomic environment continues to stabilize, we anticipate an appreciation in asset prices and a rise in interest rates from current, historically low levels. We expect that our business will benefit from growth in advisory and brokerage assets as well as increasing asset-based and cash sweep fees.

LPL-Specific Growth Opportunities

•	Attracting New Advisors to Our Platform. We intend to grow the number of advisors — either independent or with financial institutions — who are served by our platform. Based on the number of financial advisors, we have only 3.8% market share of the approximately 310,000 financial advisors in the United States, according to Cerulli Associates, and we have the ability to attract seasoned advisors of any practice size and from any channel, including wirehouses, regional broker-dealers and other independent broker-dealers. Additionally, we are able to support a wide range of business models, including independent financial advisors, RIAs and hybrid-RIAs. This flexibility drives sustainable growth in new advisors who seek to transfer to our platform. We also expect to significantly expand our developing share of the RIA market.

•	Ramp-up of Newly-Attracted Advisors. We predominately attract experienced advisors who have established practices. In our experience, it takes an average of three years for newly hired advisors to re-establish their practices and associated revenues. This seasoning process creates accelerated growth of revenue from new advisors.

•	Increasing Productivity of Existing Advisor Base. The productivity of advisors increases over time as we enable them to add new clients, gain shares of their clients’ investable assets, and expand their existing practices with additional advisors. We facilitate these productivity improvements by helping our advisors better manage their practices in an increasingly complex environment.

•	Our Business Model has Inherent Economies of Scale. The largely fixed costs necessary to support our advisors delivers higher marginal profitability as client assets and revenue grow. Historically, this dynamic has been demonstrated through the growth in our operating margins.

•	Opportunistic Pursuit of Acquisitions. We have a proven history of expanding our business through opportunistic acquisitions. In the past six years, we have successfully completed four transactions. Our scalable business model and operating platform make us an attractive acquirer in a fragmented market.

Competition

We believe we offer a unique and dedicated value proposition to independent financial advisors and financial institutions who are focused primarily on mass affluent investors. This value proposition is built upon the delivery of our services through our scale, independence and integrated technology, which we believe is not replicated in the industry, and as a result we do not have any direct competitors to our business model. For example, because we do not have any proprietary manufacturing products, we do not view firms that manufacture asset management products and other financial products as competitors.

We compete to attract and retain experienced and productive advisors with a variety of financial firms. Within the independent channel, the industry is highly fragmented, comprised primarily of small regional firms that rely on third-party custodians and technology providers to support their operations. Within the captive wirehouse channel, which tends to consist of large nationwide firms with multiple lines of business, competitors include Morgan Stanley Smith Barney LLC; Merrill Lynch, Pierce, Fenner, & Smith Incorporated; UBS Financial Services Inc.; Wells Fargo Advisors, LLC; who typically focus on the highly competitive high net worth investor market. Competition for advisors also includes regional firms, such as Edward D. Jones & Co., L.P. and Raymond James Financial Services, Inc.. RIAs, who are licensed directly with the SEC and not through a broker-dealer, select third-party firms for custodial services, and competitors include Charles Schwab & Co. and Fidelity Brokerage Services LLC.

Our competitors who do not offer a complete solution for advisors are frequently enabled by third-party firms. Pershing LLC, a subsidiary of Bank of New York Mellon, offers custodial services to independent firms who are not self-clearing and to RIAs. Other examples include Albridge Solutions, a subsidiary of PNC Financial Services LLC, Advent Software, Inc. and Morningstar, Inc., who provide an array of technology and research resources.

Our advisors compete for clients with financial advisors of brokerage firms, banks, insurance companies, asset management and investment advisory firms. In addition, they also compete with a number of firms offering direct to investor on-line financial services and discount brokerage services, such as Charles Schwab & Co. and Fidelity Brokerage Services LLC.

Employees

As of March 31, 2010, we had 2,480 full-time employees. None of our employees are subject to collective bargaining agreements governing their employment with us. Our continued growth is dependent, in part, on our ability to recruit and retain skilled technical sales and professional personnel. We believe that our relationship with our employees is strong.

Our Corporate Structure

LPL Investment Holdings Inc. is the parent company of our collective businesses. Our original broker-dealer, LPL Financial, was formed in 1989. In 2005, investment funds affiliated with the Majority Holders acquired a majority ownership stake in LPL Investment Holdings Inc., with the remaining interest owned primarily by our founders, senior management and advisors.

In recent years we have grown our business through a number of opportunistic acquisitions. We strengthened our position as a leading independent broker-dealer through our acquisition of Pacific Select Group, LLC (renamed LPL Investment Advisory Services Group, LLC) and the Affiliated Entities in 2007. In September of 2009, we consolidated the operations of the Affiliated Entities with those of LPL Financial. The consolidation involved the transfer of securities licenses of certain registered representatives associated with the Affiliated Entities and their client accounts. Following the completion of these transfer activities, the registered representatives and client accounts that transferred are now associated with LPL Financial.

Our acquisitions of UVEST and IFMG in 2007 further expanded our reach in offering financial services through banks, savings and loan institutions and credit unions nationwide.

Our subsidiary, Independent Advisers Group Corporation (“IAG”), offers an investment advisory solution to insurance companies to support their financial advisors who are licensed with them. Our subsidiary, LPLIA, operates as a brokerage general agency which offers life, long-term care and disability insurance sales and services. Through our subsidiary PTC we offer trust, investment management and custodial services for estates and families.

Regulation

The financial services industry is subject to extensive regulation by U.S. federal and state regulatory agencies and securities exchanges and by non-U.S. government agencies or regulatory bodies and securities exchanges. We take an active leadership role in the development of the rules and regulations that govern our industry. Given the recent turmoil in the financial services industry, we anticipate continued heightened scrutiny and significant modifications in these rules and regulations. We strive to be at the forefront of influencing this change. Throughout our history we have also invested heavily, with the benefit of our scale, in our compliance functions to monitor our compliance with the numerous legal and regulatory requirements applicable to our business.

Broker-Dealer Regulation

LPL Financial, our wholly owned subsidiary, is a registered broker-dealer with the SEC, a member of FINRA, a member of various self-regulatory organizations and a participant in various clearing organizations including The Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation. LPL Financial is registered as a broker-dealer in each of the 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

Our subsidiaries UVEST, MSC, Associated and WFG are also registered broker-dealers with the SEC, and are members of FINRA. Similar to LPL Financial, UVEST conducts business on a national basis; however it acts as an introducing firm, using a third-party firm for securities clearing and custody functions. Prior to the consolidation of the Affiliated Entities, each broker-dealer also conducted business on a national basis as an introducing firm, using a third-party firm for securities clearing and custody functions.

Broker dealers are subject to rules and regulations covering all aspects of the securities business, including sales and trading practices, public offerings, publication of research reports, use and safekeeping of clients’ funds and securities, capital adequacy, recordkeeping and reporting, and the conduct of directors, officers and employees. Broker dealers are also regulated by state securities administrators in those jurisdictions where they do business. Compliance with many of the rules and regulations applicable to us involves a number of risks because rules and regulations are subject to varying interpretations. Regulators make periodic examinations and review annual, monthly and other reports on our operations, track record and financial condition. Violations of rules and regulations governing a broker dealer’s actions could result in censure, penalties and fines, the issuance of cease-and-desist orders, the suspension or expulsion from the securities industry of such broker dealer or its officers or employees, or other similar adverse consequences. The rules of the Municipal Securities Rulemaking Board, which are enforced by FINRA, apply to the municipal securities activities of LPL Financial, UVEST, MSC, Associated and WFG.

Our margin lending is regulated by the Federal Reserve Board’s restrictions on lending in connection with client purchases and short sales of securities, and FINRA rules also require such subsidiaries to impose maintenance requirements on the value of securities contained in margin accounts. In many cases, our margin policies are more stringent than these rules.

Investment Adviser Regulation

As investment advisers registered with the SEC, our subsidiaries LPL Financial, UVEST, the Affiliated Entities, and IAG are subject to the requirements of the Investment Advisers Act of 1940, as amended, and the SEC’s regulations thereunder, as well as to examination by the SEC’s staff. Such requirements relate to, among other things, fiduciary duties to clients, performance fees, maintaining an effective compliance program, solicitation arrangements, conflicts of interest, advertising, limitations on agency cross and principal transactions between the advisor and advisory clients, recordkeeping and reporting requirements, disclosure requirements and general anti-fraud provisions. In addition, certain of our subsidiaries are subject to ERISA, and Sections 4975(c)(1)(A), (B), (C) or (D) of the Internal Revenue Code, and to regulations promulgated thereunder, insofar as they are a “fiduciary” under ERISA with respect to benefit plan clients or otherwise deal with benefit plan clients. ERISA and applicable provisions of the Internal Revenue Code, impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients (including, without limitation, employee benefit plans (as defined in Section 3(3) of ERISA), individual retirement accounts and Keogh plans) and provide monetary penalties for violations of these prohibitions.

The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censure to termination of an investment adviser’s registration. Investment advisers also are subject to certain state securities laws and regulations. Non-compliance with the Advisers Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines or other similar consequences.

Commodities and Futures Regulation

LPL Financial is licensed as a futures commission merchant (“FCM”) and commodity pool operator with the CFTC and is a member of the NFA. Although licensed as a FCM and a commodity pool operator, LPL Financial’s futures activities are limited to conducting business as a guaranteed introducing broker. LPL Financial is regulated by the CFTC and NFA. Violations of the rules of the CFTC and the NFA could result in remedial actions including fines, registration terminations or revocations of exchange memberships. As a guaranteed introducing broker, LPL Financial clears commodities and futures products through ADM Investor Services International Limited (“ADM”), and all commodities accounts and related client positions are held by ADM.

Trust Regulation

Through our subsidiary PTC we offer trust, investment management and custodial services for estates and families. PTC is chartered as a non-depository national banking association. As a limited purpose national bank, PTC is regulated and regularly examined by the OCC. PTC files reports with the OCC within 30 days after the conclusion of each calendar quarter. Because the powers of PTC are limited to providing fiduciary services and investment advice, it does not have the power or authority to accept deposits or make loans. For this reason, trust assets under PTC’s management are not insured by the FDIC.

As PTC is not a “bank” as defined under the Bank Holding Company Act of 1956, neither its parent, PTC Holdings, Inc., nor PTC is regulated by the Board of Governors of the Federal Reserve System as a bank holding company. However, because it is subject to regulation by the OCC, PTC is subject to various laws and regulations enforced by the OCC, such as capital adequacy, change of control restrictions and regulations governing fiduciary duties, conflicts of interest, self-dealing and anti-money laundering. For example, the Change in Bank Control Act, as implemented by OCC supervisory policy, imposes restrictions on parties who wish to acquire a controlling interest in a trust company or the holding company of a trust company such as LPL Investment Holdings Inc. In general, an acquisition of 10% or more of our common stock, or an acquisition of “control” as defined in OCC regulations, would require OCC approval. These laws and regulations are designed to serve specific bank regulatory and supervisory purposes and are not meant for the protection of PTC, LPL or its stockholders.

Regulatory Capital

The SEC, FINRA, OCC, CFTC and the NFA have stringent rules and regulations with respect to the maintenance of specific levels of net capital by regulated entities. Generally, a broker-dealer’s net capital is net worth plus qualified subordinated debt less deductions for certain types of assets. The net capital rule under the Exchange Act requires that at least a minimum part of a broker-dealer’s assets be maintained in a relatively liquid form. Because we are a guaranteed introducing broker for commodities and futures that is also a registered broker-dealer, CFTC rules require us to comply with higher net capital requirements of the net capital rule under the Exchange Act.

The SEC, FINRA and CFTC impose rules that require notification when net capital falls below certain predefined criteria. These rules also dictate the ratio of debt to equity in the regulatory capital composition of a broker-dealer, and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a broker-dealer fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the applicable regulatory agency, and suspension or expulsion by these regulators ultimately could lead to the broker-dealer’s liquidation. Additionally, the net capital rule and certain FINRA rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital, and that require prior notice to the SEC and FINRA for certain capital withdrawals. All of our subsidiaries that are subject to net capital rules have been, and currently are, in compliance with those rules and have net capital in excess of the minimum requirements.

Anti-Money Laundering

The USA PATRIOT Act of 2001 (the “PATRIOT Act”) contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers, FCMs and other financial services companies. Financial institutions subject to the PATRIOT Act generally must have anti-money laundering procedures in place, implement specialized employee training programs, designate an anti-money laundering compliance officer and are audited periodically by an independent party to test the effectiveness of compliance. We have established policies, procedures and systems designed to comply with these regulations.

Privacy

Regulatory activity in the areas of privacy and data protection continues to grow worldwide and is generally being driven by the growth of technology and related concerns about the rapid and widespread dissemination and use of information. We must comply with these information-related regulations, including, but not limited to, the 1999 Gramm-Leach-Bliley Act, SEC Regulation S-P, the Fair Credit Reporting Act of 1970, as amended, and the 2003 Fair and Accurate Credit Transactions Act, to the extent they are applicable to us.

Trademarks

LPL Financial®, LPL®, LPL Career Match®, the LPL Financial logo, LPL Partners Program®, Integrated Advisory Services®, Manager Access Select®, OMP® and BranchNet® are our registered trademarks. Applications for registered trademarks are pending for DO IT SMARTER and Manager Access Network. Service360tm, LPL Financial AdvisorFirsttm, ClientsFirsttm, LPL Financial RolloverNettm and LPL Accounttm are unregistered trademarks that we use as well.

Properties

Our corporate offices are located in Boston, Massachusetts where we lease approximately 36,000 square feet of space under a lease agreement that expires on June 30, 2012, and approximately 21,000 square feet of space under a lease agreement that expires on May 31, 2013, in San Diego, California where we lease approximately 407,000 square feet of space under lease agreements that expire starting on May 31, 2012, and Charlotte, North Carolina where we lease a total of approximately 238,000 square feet of space under lease agreements expiring on November 30, 2016 and February 28, 2017.

Our subsidiary PTC, located in Cleveland, Ohio, leases approximately 6,000 square feet of space under a lease agreement that expires on March 31, 2012.

Our subsidiary UVEST, located in Charlotte, North Carolina, leases approximately 42,000 square feet of space under a lease agreement that expires on December 31, 2013, all of which has been vacated. In 2009, UVEST moved into our corporate headquarters in Charlotte, North Carolina.

Our subsidiary MSC leases approximately 38,000 square feet of space in West Palm Beach, Florida under a lease agreement that expires February 28, 2018, included in this amount is approximately 25,000 square feet of vacated space.

Our subsidiary WFG leases approximately 17,000 square feet of space in Itasca, Illinois under a lease agreement that expires June 30, 2016.

Our subsidiary AFG leases approximately 24,000 square feet of space in El Segundo, California under a lease agreement that expires February 14, 2012, included in this amount is approximately 22,000 square feet of vacated space.

We own approximately 4.5 acres of land in San Diego. We believe that our existing properties are adequate for the current operating requirements of our business and that additional space will be available as needed.

Legal Proceedings

We are presently and regularly involved in legal proceedings in the ordinary course of our business, including lawsuits, arbitration claims, regulatory and/or governmental subpoenas, investigations and actions, and other claims. Many of our legal proceedings are initiated by our advisors’ clients and involve the purchase or sale of investment securities.

In connection with various acquisitions, and under the applicable purchase and sale agreement, we have received third-party indemnification for certain legal proceedings and claims. These matters have been defended and paid directly by the indemnifying party. On October 1, 2009, our subsidiary, LPL Holdings, Inc. (“LPLH”), received written notice from a third-party indemnitor under a certain purchase and sale agreement asserting that it is no longer obligated to indemnify the company for certain claims under the provisions of the purchase and sale agreement. We believe that this assertion is without merit and we have commenced litigation to enforce our indemnity rights.

We believe, based on the information available at this time, after consultation with counsel, consideration of insurance, if any, and the indemnifications provided by the third-party indemnitors, notwithstanding the assertions by an indemnifying party noted in the preceding paragraph, that the outcome of such matters will not have a material adverse impact on our business, results of operations, cash flows or financial condition.

We cannot predict at this time the effect that any future legal proceeding will have on our business. Given the current regulatory environment and our business operations throughout the country, it is likely that we will become subject to further legal proceedings. Our ultimate liability, if any, in connection with any future such matters is uncertain and is subject to contingencies not yet known.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of July 1, 2010:

Name	Age	Position

Mark S. Casady	49	Chief Executive Officer and Chairman of the Board
Esther M. Stearns	50	President and Chief Operating Officer
Robert J. Moore	48	Chief Financial Officer
William E. Dwyer	52	Managing Director, President — National Sales and Marketing
Denise M. Abood	48	Managing Director, Human Capital
Dan H. Arnold	45	Managing Director and Divisional President, Institution Services
Stephanie L. Brown	57	Managing Director, General Counsel
Jonathan G. Eaton	51	Managing Director, Custom Clearing Services
Christopher F. Feeney	54	Managing Director, Chief Information Officer
Mark R. Helliker	47	Managing Director, Broker-Dealer Support Services
John J. McDermott	53	Managing Director, Chief Risk Officer
James S. Putnam	55	Director, Vice-Chairman
Richard W. Boyce	56	Director(3)
John J. Brennan	55	Director(1)
Erik D. Ragatz	37	Director
James S Riepe	67	Director(1)(2)(3)
Richard P. Schifter	57	Director(2)
Jeffrey E. Stiefler	63	Director(1)
Allen R. Thorpe	39	Director(2)(3)

(1)	Member of Audit Committee.

(2)	Member of Nominating and Governance Committee.

(3)	Member of Compensation Committee.

Executive Officers

Mark S. Casady — Chief Executive Officer, Director and Chairman of the Board Since 2005

Mr. Casady is chairman of the board of directors and our chief executive officer. He joined us in May 2002 as chief operating officer, became our president in April 2003, and became our chief executive officer and chairman in December 2005. Before joining our firm, Mr. Casady was managing director, mutual fund group for Deutsche Asset Management, Americas — formerly Scudder Investments. He joined Scudder in 1994 and held roles as managing director — Americas; head of global mutual fund group and head of defined contribution services. He was also a member of the Scudder, Stevens and Clark Board of Directors and Management Committee. He is former chairman and a current board member of the Insured Retirement Institute and serves on FINRA’s board of governors. Mr. Casady received his B.S. from Indiana University and his M.B.A. from DePaul University.

Mr. Casady’s pertinent experience, qualifications, attributes and skills include his:

•	unique perspective and insights into our operations as our current chairman and chief executive officer, including knowledge of our business relationships, competitive and financial positioning, senior leadership, and strategic opportunities and challenges;

•	operating, business, and management experience as chief executive officer and

•	expertise in the financial industry, underscored by his current role as a member of the board of governors of FINRA and a member of the board of the Insured Retirement Institute.

Esther M. Stearns — President and Chief Operating Officer

Ms. Stearns has been our president since March 2007 and our chief operating officer since September 2004. She joined us in July 1996 as chief information officer. Today, Ms. Stearns is responsible for oversight of our Broker/Dealer Support Services, Business Technology Services and Custom Clearing Services business units, in addition to several Corporate Shared Services areas, such as Corporate Communication, Human Capital, Strategic Planning and Sponsor Relations. Prior to joining us, she was vice president of information systems at Charles Schwab & Co., Inc., where she worked for 14 years in a variety of leadership roles. She received her B.A. from the University of Chicago.

Robert J. Moore — Chief Financial Officer

Mr. Moore joined us in September 2008 as chief financial officer. He is responsible for formulating financial policy and planning as well as ensuring the effectiveness of the financial functions within our firm. He also has oversight of our research and risk management functions. From 2006-2008, Mr. Moore served as chief executive officer and chief financial officer at ABN AMRO North America and LaSalle Bank Corporation. Before this role, Mr. Moore worked for Diageo PLC, Europe and Great Britain, in a number of finance management positions, ultimately serving as chief financial officer. Mr. Moore has a B.B.A. in finance from the University of Texas, Austin and a M.M. in finance, marketing and international business from Northwestern University and is a Chartered Financial Analyst (CFA).

William E. Dwyer — Managing Director, President — National Sales and Marketing

Mr. Dwyer has served as managing director, president — National Sales and Marketing since September 2009. He joined us in July 1992 and became managing director, branch development in January 2004, managing director, national sales in July 2005, and managing director, president of Independent Advisor Services in February 2007. Mr. Dwyer is responsible for the management, satisfaction, retention and recruitment of our advisors. Mr. Dwyer serves as vice chair of the Financial Services Institute Board of Directors. He is also a member of the boards of directors of the Securities Industry and Financial Markets Association and serves on its Private Client Services Executive Committee. He received his B.A. from Boston College.

Denise M. Abood — Managing Director, Human Capital

Ms. Abood has served as managing director since January 2008 and the leader of our Human Capital group since January 2007. In this role, she is responsible for several functions critical to our firm, including organizational development and training, human resources, employee recruiting, compensation and benefits, real estate and facilities, payroll and mail services. Ms. Abood was formerly chief financial officer for UVEST (prior to our acquisition of UVEST) where she also led the UVEST Mortgage Company. Prior to joining UVEST, from 1998-2002, she held two roles at Wachovia Bank, initially as the chief financial officer for capital markets services and then as head of the technology business office. Ms. Abood holds a B.B.A. from Wittenberg University.

Dan H. Arnold — Managing Director and Divisional President, Institution Services

Mr. Arnold serves as managing director and divisional president of our Institution Services business since June 2007. He is responsible for new business development and business consulting, as well as for Insurance Associates Incorporated, which provides insurance solutions for our firm. Mr. Arnold joined our firm in January 2007 following our acquisition of UVEST. Prior to joining us, Mr. Arnold worked at UVEST for 13 years, serving most recently as president and chief operating officer. Mr. Arnold is a graduate of Auburn University and holds an M.B.A. in finance from Georgia State University.

Stephanie L. Brown — Managing Director, General Counsel

Ms. Brown joined us in August 1989 and has been responsible for the Legal Department throughout her tenure. From 1989 to 2004, Ms. Brown was also responsible for our Compliance organization. Ms. Brown is currently serving as a member of FINRA’s National Adjudicatory Council’s Statutory Disqualification Committee and also as a member of FINRA’s Independent Broker/Dealer and Membership Committees, the SIFMA Private Client Legal Committee, and the IRI Government Relations Committee. Ms Brown is also a member representative of the Financial Services Roundtable as well as a member of the Financial Services Roundtable’s Lawyers’ Council, the Regulatory Oversight Committee, and the Securities Working Group. Prior to joining us, Ms. Brown was an associate attorney with the law firm of Kelley Drye & Warren in Washington, D.C., specializing in corporate and securities law. Ms. Brown received her B.A. cum laude from Bryn Mawr College and her J.D. from the Catholic University of America.

Jonathan G. Eaton — Managing Director, Custom Clearing Services

Mr. Eaton joined us in June 1997 and became managing director, Custom Clearing Services in January 2008. He is also responsible for our Sponsor Relations Group and The Private Trust Company, N.A. Prior to this position, Mr. Eaton served as our executive vice president of product marketing. Before joining us, Mr. Eaton spent 14 years at MFS Investment Management. His positions at MFS included national account management, corporate marketing, product development, and market research. Mr. Eaton attended the University of Maine.

Christopher F. Feeney — Managing Director, Chief Information Officer

Mr. Feeney joined us in January 2008 as chief information officer and managing director for the Business Technology Services business unit. Mr. Feeney is responsible for enhancing the technology offerings and support we provide to our advisors and their clients. From 2005-2007, Mr. Feeney was global managing director of wealth management at Thomson Financial. Mr. Feeney was chief executive officer of Telerate, Inc., from July 2003 until its sale to Reuters in December 2004. He holds a B.A. in literature from the State University of New York, Oneonta, and completed the Securities Industry Institute at the Wharton School.

Mark R. Helliker — Managing Director, Broker-Dealer Support Services

Mr. Helliker joined us in July 2008 as managing director of Broker/Dealer Support Services. He is responsible for the day-to-day management of operations for advisors and new-advisor transitions, as well as for enhancing the financial professional experience. Prior to joining us, Mr. Helliker worked at Charles Schwab for 10 years, most recently as senior vice president of Charles Schwab Institutional. Mr. Helliker has a B.A. in political science from the University of Portsmouth in England and an M.B.A. in management from San Diego State University.

John J. McDermott — Managing Director, Chief Risk Officer

Mr. McDermott joined us in July 2009 as managing director and chief risk officer. In this role, he is focused on optimizing resources dedicated to risk and compliance across our firm, building consistency, and continuing to strengthen all teams with a holistic and strategic approach. Prior to joining us, Mr. McDermott worked for 35 years at Merrill Lynch, where he held a series of leadership roles including global head of compliance and internal audit. Mr. McDermott has a B.A. from Wesleyan University and a J.D. from Rutgers University.

Directors

James S. Putnam, Director and Vice Chairman of the Board Since 2005

Mr. Putnam has been chief executive officer of Global Portfolio Advisors (“GPA”) since September 2004. He has served on the board of directors of GPA since 1998, and has been director and vice chairman since December 2005. Prior to his tenure with GPA, Mr. Putnam was employed by LPL Financial beginning in 1983 where he held several positions, culminating in managing director of national sales, responsible for branch development, recruitment, retention and management of LPL Financial advisors. He was also responsible for marketing and all product sales. Mr. Putnam began his securities career as a retail representative with Dean Witter Reynolds in 1979. Mr. Putnam received a B.A. Law Enforcement Administration from Western Illinois University.

Mr. Putnam’s pertinent experience, qualifications, attributes and skills include his:

•	unique current and historical perspective and insights into our operations as our current Vice Chairman and our former managing director of national sales;

•	operating, business and management experience as a current chief executive officer at GPA and

•	expertise in the financial industry and deep familiarity with our advisors.

Richard W. Boyce, Director Since 2009

Mr. Boyce has been a partner at TPG Capital since 1997. He founded and leads TPG Capital’s Operating Group, which drives performance improvement across all TPG Capital companies. In his first role with TPG Capital, he served as chief executive officer of J. Crew Group, Inc., from 1997 to 1999, and as a board member from 1997 to 2006. He became chairman of Burger King Corporation in 2002 and serves on that board today. Prior to joining TPG Capital, Mr. Boyce was employed by PepsiCo. Inc. from 1992 to 1997, including as senior vice president of operations for Pepsi-Cola North America. He has previously served on the boards of directors of several other TPG Capital companies, including Del Monte Foods, ON Semiconductor and Gate Gourmet. Mr. Boyce received a B.S.E. from Princeton University in 1976 and received his M.B.A. from the Stanford Graduate School of Business in 1980.

Mr. Boyce’s pertinent experience, qualifications, attributes and skills include his:

•	high level of financial, operating and management experience, gained through his roles as chief executive officer of J. Crew Group, Inc. and as chairman of the board of directors of Burger King Corporation;

•	high level of financial literacy gained through his investment experience as a partner at TPG Capital and

•	knowledge and experience gained through service on the board of other public companies.

John J. Brennan, Director Since 2010

Mr. Brennan is chairman emeritus and senior advisor of The Vanguard Group, Inc. Mr. Brennan joined Vanguard in July 1982. He was elected president in 1989, served as chief executive officer from 1996 to 2008 and chairman of the board from 1998 to 2009. Mr. Brennan is chairman of the Financial Accounting Foundation; a governor of FINRA; a director of the United Way of Southeastern Pennsylvania and a trustee of the University of Notre Dame and King Abdullah University of

Science and Technology. He graduated from Dartmouth College and received his M.B.A. from the Harvard Business School. He has received honorary degrees from Curry College and Drexel University.

Mr. Brennan’s pertinent experience, qualifications, attributes and skills include his:

•	high level of financial literacy and operating and management experience, gained through his roles as chief executive officer and as chairman of the board of directors of The Vanguard Group, Inc. and through his service with the Financial Accounting Foundation and

•	expertise in the financial industry, underscored by his current role as a member of the board of governors of FINRA.

Erik D. Ragatz, Director Since 2009

Mr. Ragatz is a managing director at Hellman & Friedman LLC. His primary areas of focus are the energy/industrials, financial services and healthcare industries. He is a director of Sheridan Holdings, Inc. and Goodman Global, Inc., where he serves as chairman of the board. Mr. Ragatz was formerly a Director of Texas Genco LLC. He was also active in Hellman & Friedman LLC’s investments in Arch Capital Group Ltd., Digitas, Inc., Gaztransport et Technigaz S.A.S. and Nasdaq Stock Market LLC. Prior to joining Hellman & Friedman LLC in 2001, Mr. Ragatz was employed by Bain Capital in Boston and Sydney, Australia. Previously he worked as a management consultant for Bain & Company in San Francisco. Mr. Ragatz graduated from Stanford University where he was elected to Phi Beta Kappa. He earned an M.B.A. from the Stanford Graduate School of Business.

Mr. Ragatz’s pertinent experience, qualifications, attributes and skills include his:

•	high level of financial literacy gained through his investment experience as a managing director at Hellman & Friedman LLC and

•	experience on other company boards and board committees, including his role as chairman of the board at Goodman Global, Inc.

James S. Riepe, Director Since 2008

Mr. Riepe is a senior advisor and retired vice chairman of the board of directors of T. Rowe Price Group, Inc. (“TRP”), where he worked for nearly 25 years. Previously, he served on TRP’s management committee; oversaw TRP’s mutual fund activities, and served as chairman of the T. Rowe Price Mutual Funds. He served as chairman of the board of governors of the Investment Company Institute and was a member of the board of governors of the National Association of Securities Dealers (now FINRA) and chaired its Investment Companies Committee. Mr. Riepe is a member of the board of directors of The NASDAQ OMX Group, Genworth Financial Inc., UTI Asset Management Company of India, and the Baltimore Equitable Society. He also served as chairman of the board of trustees of the University of Pennsylvania from which he earned a B.S. and an M.B.A.

Mr. Riepe’s pertinent experience, qualifications, attributes and skills include his:

•	high level of financial literacy and operating and management experience, gained through his executive management positions and role as chairman of the board of directors of T. Rowe Price Group, Inc.;

•	expertise in the financial industry, underscored by his 35 years of experience in investment management and his prior roles as a member of the board of governors of FINRA and as chairman of the board of governors of the Investment Company Institute and

•	knowledge and experience gained through service on the board of other public companies.

Richard P. Schifter, Director Since 2005

Mr. Schifter has been a partner at TPG Capital since 1994. Prior to joining TPG Capital, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring. He joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter currently serves on the boards of directors of American Beacon Advisors, Inc., Republic Airways, Bristol Group, Ariel Reinsurance Company Ltd., EverBank Financial Corp., and Youth, I.N.C. (Improving Non-profits for Children) and on the board of overseers of the University of Pennsylvania Law School. Mr. Schifter received a B.A. from George Washington University in 1975 and graduated from the University of Pennsylvania Law School in 1978.

Mr. Schifter’s pertinent experience, qualifications, attributes and skills include his:

•	high level of financial literacy gained through his investment experience as a partner at TPG Capital;

•	experience on other company boards and board committees and

•	nearly 15 years of experience as a corporate attorney with an internationally-recognized law firm.

Jeffrey E. Stiefler, Director Since 2006

Mr. Stiefler serves as a venture partner for Emergence Capital Partners, as chairman of Touch Commerce and Logic Source and as a director of Verifone and Taleo. Previously, he was chairman, CEO and president of Digital Insight from 2003 through 2007. From 1995 to 2003, Mr. Stiefler served as an advisor to two private equity firms, McCown DeLeeuw and Company and North Castle Partners. He also served as vice-chairman of Walker Digital Corporation and was a director of Education Lending Group. Prior to 1995, Mr. Stiefler was president and a director of American Express Company and president and CEO of IDS Financial Services Corporation (which became American Express Financial Advisors and then Ameriprise). Previously, he held leadership positions with Citicorp and Boise Cascade Corporation. Mr. Stiefler served as director or trustee of a number of philanthropic institutions, including The Salk Institute, Minnesota Business Partnership, Minneapolis Symphony and Carlson School of Management. He received his B.A. from Williams College and M.B.A. from the Harvard Business School.

Mr. Stiefler’s pertinent experience, qualifications, attributes and skills include his:

•	high level of financial literacy and operating and management experience, gained through his roles as chief executive officer, advisor and director of various corporations and

•	expertise in the financial industry, underscored by his experience as president and director of American Express Company and president and chief executive officer of IDS Financial Services Corporation.

Allen R. Thorpe, Director Since 2005

Mr. Thorpe is a managing director of Hellman & Friedman LLC and leads Hellman & Friedman LLC’s New York office. His primary areas of focus are financial services and healthcare. He is a director of Emdeon Inc., Sheridan Holdings, Inc. and Mondrian Holdings Ltd., and is a member of the advisory board of Grosvenor Capital Management Holdings, LLLP and Artisan Partners Holdings LP. He was formerly a director of portfolio companies Gartmore Investment Management Limited, Mitchell International, Vertafore Inc. and Activant Solutions, Inc. Prior to joining Hellman & Friedman LLC in 1999, Mr. Thorpe was a vice president with Pacific Equity Partners and a manager at Bain & Company. Mr. Thorpe graduated from Stanford University and earned an M.B.A. from the Harvard Business School where he was a Baker Scholar.

Mr. Thorpe’s pertinent experience, qualifications, attributes and skills include his:

•	high level of financial literacy gained through his investment experience as a managing director at Hellman & Friedman LLC and

•	knowledge and experience gained through service on the boards of other public companies including those in the financial services sector.

Code of Ethics

We have adopted a Code of Ethics that applies to, among others, our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Copies of our Code of Ethics are available, free of charge, by writing to us at the following address:

LPL Investment Holdings Inc.
One Beacon Street
Boston, MA 02108

Our Code of Ethics will be available on our website at www.lpl.com. If we make any substantive amendments to, or grant any waivers from, the code of ethics for any director or officer, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Board Composition and Director Independence

Our business and affairs are managed under the direction of the board of directors. Our board of directors is currently composed of nine directors. Under our certificate of incorporation that will be in effect upon the completion of this offering, the authorized number of directors may be changed only by resolution of the board of directors, provided that until the Majority Holders cease collectively to beneficially own 40% or more of the outstanding shares of common stock, the number of directors shall not be increased without, in addition to any other vote otherwise required by law, the affirmative vote or written consent of at least 60% of the outstanding shares of common stock. At each annual meeting of stockholders, commencing with the meeting in 2011, the directors will be elected to serve until the earlier of their death, resignation or removal, or until their successors have been elected and qualified. Vacancies and newly-created directorships on the board may be filled by the remaining directors, and until the Majority Holders cease collectively to beneficially own 40% or more of the outstanding shares of common stock, vacancies on the board may also be filled by holders of a majority of the outstanding shares of common stock.

Currently, each director is elected for a one-year term. Our certificate of incorporation that will become effective upon the closing of this offering provides that at the first annual meeting after the first date on which the Majority Holders cease to beneficially own at least 40% of the outstanding shares of common stock, the Board shall be divided into three classes with staggered three-year terms.

For as long as the Majority Holders continue to own beneficially 40% or more of the outstanding shares of common stock, directors may be removed with or without cause by holders of a majority of the outstanding shares of common stock. Following the first time when the Majority Holders cease collectively to beneficially own at least 40% of the outstanding shares of common stock and our Board is divided into three classes as described above, our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The listing standards of the NASDAQ Global Select Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and governance and nominating committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. In addition to complying with all of the independence criteria set forth in Rule 10A-3 under the Exchange Act, Rule 5605(a)(2) of the listing rules of the NASDAQ Global Select Market further provides that a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

We expect that, following this offering, Messrs. Putnam, Boyce, Brennan, Ragatz, Riepe, Schifter, Stiefler and Thorpe will be independent directors under the applicable rules of the SEC and the NASDAQ Global Select Market. Messrs. Riepe, Stiefler and Brennan are also independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. In accordance with listing standards of the NASDAQ Global Select Market, a majority of our directors are independent.

Board Committees

Upon the completion of this offering, we will have an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Governance Committee”) with the composition and responsibilities described below. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Following the offering, the Audit Committee will be composed of the following members: James Riepe, Jeffrey Stiefler and John Brennan. Mr. Brennan will serve as the Chairperson of the Audit Committee.

Each member of our Audit Committee is independent under the listing standards of the NASDAQ Global Select Market and under Rule 10A-3 of the Exchange Act. None of the directors on our Audit Committee is or has been an employee of ours or any of our subsidiaries. None of our Audit Committee members simultaneously serves on the audit committees of more than three public companies, including ours. All members of our Audit Committee meet the requirements for financial literacy and are able to read and understand fundamental financial statements, including the company’s balance sheet, income statement and cash flow statement. Our board will determine which member of our Audit Committee qualifies as an audit committee financial expert under the applicable requirements of the rules and regulations of the SEC.

Our Audit Committee will be responsible for, among other things:

•	selecting the independent auditors;

•	pre-approving all audit engagement fees and terms, as well as audit and permitted non-audit services to be provided by the independent auditors;

•	at least annually, obtaining and reviewing a report of the independent auditors describing the audit firm’s internal quality-control procedures and any material issues raised by its most recent review of internal quality controls;

•	annually evaluating the qualifications, performance and independence of the independent auditors;

•	discussing the scope of the audit and any problems or difficulties;

•	setting policies regarding the hiring of current and former employees of the independent auditors;

•	reviewing and discussing the annual audited and quarterly unaudited financial statements and “Management’s Discussion and Analysis of Financial Conditions in Results of Operations” with management and the independent auditor;

•	discussing types of information to be disclosed in earnings press releases and provided to analysts and rating agencies;

•	discussing policies governing the process by which risk assessment and risk management is to be undertaken;

•	reviewing disclosures made by the chief executive officer and chief financial officer regarding any significant deficiencies or material weaknesses in our internal control over financial reporting;

•	reviewing internal audit activities and qualifications of the internal audit function;

•	establishing procedures for receipt, retention and treatment of complaints received by us regarding accounting, auditing or internal controls and the submission of anonymous employee concerns regarding accounting and auditing;

•	discussing with our general counsel legal matters that could reasonably be expected to have a material impact on business or financial statements;

•	approving all related person transactions;

•	periodically reviewing and reassessing the Audit Committee charter;

•	providing information to our board of directors that may be relevant to the annual evaluation of performance and effectiveness of the board of directors and its committees and

•	preparing the report required by the SEC to be included in our annual report on Form 10-K or our proxy or information statement.

The Audit Committee has authority under its charter to obtain advice and assistance from outside legal counsel, accounting, or other outside advisors as deemed appropriate to perform its duties and responsibilities. A copy of the charter will be available on our website at www.lpl.com.

Nominating and Governance Committee

Upon completion of this offering, the Nominating and Governance Committee of our board of directors will consist initially of James Riepe, Richard Schifter and Allen Thorpe. Mr. Schifter will serve as Chairperson of the Nominating and Governance Committee. All members will be independent under the listing standards of the NASDAQ Global Select Market.

The Nominating and Governance Committee will be responsible for and oversee:

•	recruiting and retention of qualified persons to serve on our board of directors;

•	proposing such individuals to the board of directors for nomination for election as directors;

•	evaluating the performance, size and composition of our board of directors and

•	compliance activities.

Prior to the consummation of this offering, our board of directors will adopt a written charter under which the Nominating and Governance Committee will operate. A copy of the charter will be available on our website at www.lpl.com.

Compensation Committee

Upon completion of this offering, our Compensation Committee will be composed of the following members: Richard Boyce, James Riepe and Allen Thorpe. Mr. Thorpe will serve as the Chairperson of the Compensation Committee. Our board of directors has affirmatively determined that each member meets the definition of “independent director” under the listing requirements of the Nasdaq Global Select Market.

The Compensation Committee is responsible for:

•	reviewing and approving corporate and individual goals and objectives relevant to executive officer compensation and evaluating the performance of executive officers in light of the goals and objectives;

•	reviewing and approving executive officer compensation;

•	reviewing and approving the chief executive officer’s compensation based upon the Compensation Committee’s evaluation of the chief executive officer’s performance;

•	making recommendations to the board of directors regarding the adoption of new incentive compensation and equity-based plans, and administering our existing incentive compensation and equity-based plans;

•	making recommendations to the board of directors regarding compensation of the board members and its committee members;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our filings with the SEC and preparing an annual compensation committee report for inclusion in our annual proxy statement;

•	reviewing and approving generally any significant non-executive compensation and benefits plans;

•	reviewing our significant policies, practices and procedures concerning human resource-related matters and

•	overseeing any other such matters as the board of directors shall deem appropriate from time to time.

The Compensation Committee has authority under its charter to access such internal and external resources, including retaining legal, financial, or other advisors, as the Compensation Committee deems necessary or appropriate to fulfill its responsibilities. A copy of the charter will be available on our website at www.lpl.com.

Risk Management

We have established various committees of the board of directors to manage the risks associated with our business. Our Audit Committee was established for the primary purpose of overseeing (i) the integrity of our consolidated financial statements, (ii) our compliance with legal and regulatory requirements that may impact our consolidated financial statements or financial operations, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our independent auditor and internal audit function. Our Compensation Committee was established for the primary purpose of (i) overseeing our efforts to attract, retain and motivate members of our senior management team in partnership with the chief executive officer, (ii) to carry out the board’s overall responsibility relating to the determination of compensation for all executive officers, (iii) to oversee all other aspects of our compensation and human resource policies and (iv) to oversee our management resources, succession planning and management development activities. We also have established a Risk Oversight Committee comprised of a group of senior executives to oversee the management of our business risks.

In addition to various committees, we have written policies and procedures that govern the conduct of business by our advisors, our employees, our relationship with clients and the terms and conditions of our relationships with product manufacturers. Our client and advisor policies address the extension of credit for client accounts, data and physical security, compliance with industry regulation and codes of ethics to govern employee and advisor conduct among other matters.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of ours or any of our subsidiaries. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Philosophy

The executive compensation program for our named executive officers generally is designed to closely align their interests with those of our stockholders on both a short-term and long-term basis, and to attract and retain key executives critical to our success. That alignment has been achieved principally by ensuring that a significant portion of compensation is directly related to the financial strength and sustainability of our firm. We believe that this philosophy of seeking to align the interests of our executive management with those of stockholders has been a key contributor to the growth and successful performance of our firm.

In addressing compensation, the Compensation Committee attempts to balance short-term and long-term components to properly reward performance, encourage retention and align executive pay with that of executives at comparable companies in our industry. The elements of our executive compensation program are base salary, annual cash bonus, and a long-term equity incentive program. In setting executive compensation levels, consideration is given to the totality of the compensation rather than individual elements.

Total executive compensation, including equity-based compensation, is highly dependent on performance, experience, responsibility and our financial results. A significant portion of each executive’s compensation is variable and directly dependent upon performance against pre-determined corporate goals.

Role of Compensation Committee

Our Compensation Committee is composed entirely of independent directors under the listing rules of the NASDAQ Global Select Market and is responsible for establishing and overseeing our compensation philosophy and our executive compensation policies and programs. Our Compensation Committee reviews and approves the total compensation payable to each member of the executive management committee. The Compensation Committee’s charter sets forth the Compensation Committee’s responsibilities. The Compensation Committee recommends any revisions to such charter to the board of directors for approval.

Role of Executive Officers

Our chief executive officer annually reviews the individual performance of each of his direct reports, including the other named executive officers, and provides the Compensation Committee with evaluations of each such direct report as well as recommendations regarding such person’s base salary level, annual cash bonus, and long term equity award. Our chief executive officer and our managing director, human capital attend Compensation Committee meetings (although they leave the meetings during discussions of compensation actions affecting them personally) and assist the Compensation Committee in determining the final compensation levels for our named executive officers.

Role of Compensation Consultants

In establishing total target compensation levels for our executive officers, the Compensation Committee determines the ranges of market compensation that it believes will enable us to effectively compete for and retain high performing, qualified executives. During 2009, Hewitt Associates and McLagan Inc. (together, the “Compensation Consultants”) were engaged by the company to provide executive compensation consulting services to the Compensation Committee and management.

The Compensation Consultants provided us with a review of executive compensation based on a select group of financial services companies with similar operating characteristics and market capitalization to us, which we refer to as our peer group. We do not tie total compensation, which consists of base salary, annual bonus and long-term equity, or individual elements of compensation to a specific percentile of compensation of our peer group. Rather, we use information for our peer group to provide us with insight on market compensation practices and program designs with respect to base salary and short- and long-term incentives for companies comparable to us. The analysis provided showed that the total compensation for each of our named executive officers for our 2009 fiscal year is below the 60th percentile of data from companies in our peer group. This data is one factor used by the Compensation Committee when approving compensation for our named executive officers. The companies within our peer group consist of:

Ameriprise Financial, Inc.	Jeffries Group, Inc.
Automatic Data Processing, Inc.	Knight Capital Group, Inc.
Broadridge Financial Solutions, Inc.	MF Global Holdings Ltd
Charles Schwab & Co., Inc.	National Financial Partners Corp.
DST Systems, Inc.	Penson Worldwide, Inc.
E*Trade Financial Corp.	Raymond James Financial, Inc.
Fidelity National Information Systems	SEI Investments Company
Fiserv, Inc.	Stifel Financial Corp.
GFI Group Inc.	TD Ameritrade Inc.
Investment Technology Group, Inc.	Waddell & Reed Inc.

As companies comprising our peer group change due to merger, acquisition, market capitalization or business model, the Compensation Committee will consider appropriate changes to the group. Our goal is to ensure that we continue to measure our compensation practices against organizations from which we may recruit key executives, or otherwise consider as important benchmarks in our industry.

Base Salary

We believe that the base salary element is required in order to provide our named executive officers with a stable income stream that is commensurate with their responsibilities and the competitive market conditions. The base salaries of the named executive officers are set based on the responsibilities of the individual, taking into account the individual’s skills, experience, prior compensation levels, and market compensation for our peer group. We review base salary for the named executive officers annually.

Bonus

We establish annual cash bonus opportunities for our named executive officers based on proposed goals, prior compensation levels, and market compensation for comparable positions within our peer group. We believe that these cash bonuses provide a significant incentive to our named executive officers to work towards achieving our company objectives as they are tied to certain of our key performance measures. These cash bonuses are discretionary as to the amount, timing, and conditions, subject to the terms of the plan under which they are awarded and the named executive officer’s employment agreement. For 2009, cash bonuses were issued to Mr. Casady and Ms. Stearns pursuant to our LPL Investment Holdings Inc. and Affiliates 2009 Corporate Executive Bonus Plan. The other named executive officers received cash bonuses in 2009 from our general employee bonus pool. In 2010, we expect to grant cash bonuses to our named executive officers under the LPL Investment Holdings Inc. and Affiliates Corporate Executive Bonus Plan and our general employee bonus pool.

Our Compensation Committee evaluates our cash bonus award opportunities with the goal of setting the total target compensation opportunity for each named executive officer at a level the Compensation Committee believes represents the value the named executive officer contributes to our success, based on his or her performance, and maintains a competitive position with our peer group.

Our bonus awards tie a significant portion of the overall compensation of each named executive officer to key corporate objectives and stated financial goals of our company, which are established annually. We determine whether the target bonuses are paid based on the company’s performance and profitability. We have the discretion, subject to the terms of the various bonus awards and applicable employment agreements, to pay bonuses below the established amounts.

For the year ended December 31, 2009, the target dollar amount for the annual cash bonus for each of our named executive officers, based on 100% achievement of the metric targets discussed below, were as follows:

Mark S. Casady, Chairman and Chief Executive Officer	$1,226,500
Esther M. Stearns, President and Chief Operating Officer	$591,250
Robert J. Moore, Chief Financial Officer	$350,000
William E. Dwyer, President, National Sales and Marketing	$288,750
Stephanie L. Brown, Managing Director, General Counsel	$187,000

Our chief executive officer met with the Compensation Committee in February 2010 to discuss our actual achievement compared to our 2009 corporate objectives. The Compensation Committee determined that the 2009 metric targets were exceeded and awarded cash bonuses for each named executive officer in the following amounts:

Mark S. Casady, Chairman and Chief Executive Officer	$1,500,000
Esther M. Stearns, President and Chief Operating Officer	$650,000
Robert J. Moore, Chief Financial Officer	$350,000
William E. Dwyer, President, National Sales and Marketing	$450,000
Stephanie L. Brown, Managing Director, General Counsel	$300,000

This determination was based on an analysis of the factors set forth in the table below.

Strategic Objectives	Performance

• Achieve $353.4 million in Adjusted EBITDA	• Adjusted EBITDA of $356.1 million achieved

• Articulate an overarching service philosophy to improve support to advisors	• Succeeded in improving and articulating service philosophy to our advisors

• Increase the likelihood that our advisors will recommend us to other advisors through a measurable process	• Successfully utilized a methodology to measure the likelihood that our advisors will recommend us to other advisors

• Deliver programs to increase accuracy, quality and accountability in broker-dealer support services	• Successfully delivered programs increasing accuracy, quality and accountability in broker-dealer support services

• Maintain SOX compliance and enhance existing risk management programs	• Improved SOX compliance processes and enhanced risk management programs

The Compensation Committee granted cash bonuses for certain of our named executive officers in 2009 that exceeded their original target dollar amounts. This decision was made based on the fact that we achieved each of our strategic objectives. In particular, the Compensation Committee felt that additional cash bonus compensation was warranted because we achieved Adjusted EBITDA of $356.1 million, the highest level of Adjusted EBITDA in our history, in a particularly challenging fiscal period.

The metrics used to determine corporate performance may vary from year-to-year as our strategy and plans change. For 2010, the financial performance metric used for determining bonus payments will be Adjusted EBITDA.

Long-Term Equity Incentive Program

The purpose of our Long-Term Equity Incentive Program is to retain key executives and incentivize achievement of goals that drive long-term stockholder value. We provide stock-based, long-term compensation for named executive officers through our stockholder-approved equity plans. Stock options entitle the holder to purchase during a specified time period, a fixed number of shares of our common stock at a set price. The plans provide for stock options and other types of awards, including cash, which vest over a period determined by the Compensation Committee.

The named executives officers currently have awards outstanding under the 2005 Stock Option Plan for Non-Qualified Stock Options, the 2005 Stock Option Plan for Incentive Stock Options and the 2008 Stock Option Plan (the “Current Plans”). By the terms of the Current Plans, no new awards may be granted following an initial public offering.

To replace the Current Plans, we adopted, effective upon completion of the initial public offering, an omnibus equity incentive plan (the “EIP”) that will permit the granting of various types of awards to our key employees, directors, consultants and our advisors. Types of awards that may be granted are: stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units, restricted stock units, performance awards, cash awards and other awards that are convertible into or otherwise based on stock.

The Compensation Committee, acting upon the recommendation of our chief executive officer, determines the number of options to be issued to each named executive officer. The grants are not calculated based on a fixed formula but instead are determined based on the subjective judgment of the Compensation Committee in reviewing several factors. For 2009, stock options were issued to our named executive officers to reward their contributions to the company, to incentivize their future performance and as a retention mechanism. In particular, our chief financial officer received a special grant of 80,000 options with a three year cliff vesting provision to encourage his continued commitment to the company and to further align his equity holdings with those of the other named executive officers. In addition, Mr. Moore exchanged $550,000 of his guaranteed bonus for the 2009 fiscal year for 50,000 options, also with a three year cliff vesting provision. Finally, our Compensation Committee reviewed past equity grants to each named executive officer to maintain consistency with past practice.

162(m) Policy

Prior to the consummation of this offering, we have been subject to the limits on deductibility of compensation set forth in Section 162(m) of the Internal Revenue Code. Section 162(m) denies publicly-held companies a tax deduction of annual compensation in excess of $1 million paid to their chief executive officer or any of their three other most highly compensated executive officers (other than the chief financial officer) employed on the last day of a given year, unless their compensation is based on qualified performance criteria. Subject to certain transition rules, to qualify for deductibility, these criteria must be established by a committee of independent directors and approved, as to their material terms, by that company’s stockholders. We intend to structure our bonus and long-term equity incentive programs so that they qualify as performance-based compensation under Section 162(m). However, our Compensation Committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards not to comply with Section 162(m) if it determines that such action is appropriate and in our best interests.

Employment Agreements

We entered into definitive employment agreements with certain members of senior management including Mr. Casady, Ms. Stearns, Mr. Dwyer, and Ms. Brown (the “Current Agreements”). These employment agreements were executed in connection with the acquisition of our Company by investment funds affiliated with the Majority Holders in December 2005. These agreements had an initial term of three years and automatically renew for subsequent one-year terms unless we provide written notice within 90 days prior to the completion of the then-current term.

The Current Agreements required us to adopt option plans under which our employees are eligible to receive awards of stock options for our common stock. See “— Long-Term Equity Incentive Program.”

Mr. Casady’s Current Agreement also provides that we will take steps to ensure that he is elected to and remains a member of the board of directors and, at least until the completion of this offering, the chairman of the board of directors.

We expect to amend and restate the Current Agreements and enter into a new employment agreement with Mr. Moore, each of which will be effective upon completion of the initial public offering (the “New Agreements”). The New Agreements will have a three-year term (five years in the case of Mr. Casady) with automatic annual renewal unless we provide notice of non-renewal within 90 days prior to the completion of the then-current term. In addition to the other terms of his New Agreement, set forth below, we have agreed in Mr. Casady’s New Agreement to take steps to ensure that Mr. Casady is elected to and remains a member of the board of directors and, for so long as the company is a controlled company under the listing standards of the NASDAQ Global Select Market, is chairman of the board of directors.

Employment Arrangements with Named Executive Officers

Base Salaries

Mr. Casady, Ms. Stearns, Mr. Moore, Mr. Dwyer, and Ms. Brown receive an annual base salary for the 2010 fiscal year of no less than $800,000, $625,000, $600,000, $500,000, and $375,000, respectively. Both the Current Agreements and New Agreements provide that each such executive officer is entitled to participate in the bonus plan that we may establish from time to time and in our equity incentive plans.

Intellectual Property, Confidentiality, and Non-Compete Clauses

The Current Agreements with Mr. Casady, Ms. Stearns, Mr. Dwyer, and Ms. Brown require each of them to promptly disclose and assign any individual rights that he or she may have in any intellectual property (including concepts and business opportunities) to us. The executive officers must also maintain confidentiality of all information that is confidential and proprietary to us, subject to customary exceptions. Under a non-compete provision, they may not engage in prohibited competitive conduct for a period of two years following termination of the employment agreement for cause, without cause, for good reason or in the event of termination for retirement or disability. The executive officers may not engage in prohibited competitive conduct for a period of one year following the termination of the employment agreement for other than good reason, unless the Company elects to pay severance, in which case the applicable period is two years. This non-compete period is reduced to 18 months in the event of a termination as a result of which the executive officer is entitled to a severance payment calculated with a severance multiplier of 1.5. During this time, these executive officers (i) may not engage or participate in, directly or indirectly, any business or entity which is competitive with us, (ii) will refrain from soliciting existing and prospective targets, suppliers, advisors or employees to terminate their relationship with us and (iii) will refrain from diverting, or attempting to divert, from us or any of our subsidiaries any of our advisors, targets, suppliers or employees.

Under a non-compete provision of the New Agreements, Ms. Stearns, Mr. Moore, Mr. Dwyer, and Ms. Brown may not engage in prohibited competitive conduct for a period of:

•	twenty-four months in the event of termination without cause or for good reason during the initial term;

•	twenty-four months in the event of termination for cause, retirement or disability;

•	eighteen months in the event of nonrenewal of the employment agreement;

•	eighteen months in the event of termination without cause or for good reason during renewal periods and

•	twelve months in the event of voluntary termination without good reason, unless the Company elects to pay severance, in which case the applicable period is twenty-four months.

Under the New Agreement, Mr. Casady may not engage in prohibited competitive conduct for a period of:

•	twelve months in the event of termination without cause (including non-renewal), for good reason, for cause, as a result of retirement, or as a result of disability and

•	twelve months in the event of voluntary termination without good reason, unless the Company elects to pay severance, in which case the applicable period is twenty-four months.

Severance and Change-in-Control Payments

Under the terms of the Current Agreements and the New Agreements with the named executive officers, we may be obligated to make severance payments following the termination of their employment. These benefits are described below under “— Potential Payments upon Termination or Change-in-Control.”

We, however, have no obligation to grant the executive officer any “gross-up” or other “make-whole” compensation for any tax imposed on payments made to the executive officers, including “parachute payments.” Under the New Agreements, severance payable following a change in control would be subject to a modified golden parachute cutback provision pursuant to which excess parachute payments would be reduced to the extent such reduction would result in greater after-tax benefits.

Nonqualified Deferred Compensation

On November 19, 2008, we established an unfunded, unsecured deferred compensation plan to permit holders of stock options issued under the 2005 Stock Option Plan for Incentive Stock Options and 2005 Stock Option Plan for Non-Qualified Stock Options that were expiring in 2009 and 2010 to receive stock units of the 2008 Nonqualified Deferred Compensation Plan. Stock units represent the right to receive one share of common stock upon distribution. Distribution will occur at the earliest of (a) a date in 2012 to be determined by the board of directors; (b) a change in control of the company; or (c) death or disability of the participant. The issuance of stock units, which occurred in December 2008, is not taxable for federal and state income tax purposes until the participant receives a distribution under the deferred compensation plan.

401(k) Plan

We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of all eligible employees, including our named executive officers (on the same basis as all eligible employees). Under the terms of the 401(k) Plan, employees may elect to make tax deferred compensation up to the statutorily prescribed limit. After one year of service, we match contributions in an amount equal to the lesser of (a) 20% of the amount designated by the employee for withholding and (b) 2% of the employee’s eligible compensation (the “Employer Match”). An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made. We provide this benefit to all of our eligible employees, and it is provided to our named executive officers on the same basis as all other eligible employees.

Effective January 1, 2009, we suspended the employer match. However, in January 2010, the Compensation Committee approved a special employer match (calculated as described above) to be applied to all eligible contributions for calendar year 2009 pursuant to the terms of the 401(k) Plan. In addition, in March 2010, the Employer Match was reinstated retroactive to January 1, 2010.

Compensation of Named Executive Officers

The tables in the following sections of this proxy statement provide information required by the SEC regarding compensation paid to or earned by our named executive officers. The footnotes to these tables provide important information to explain the values presented in the tables and are an important part of our disclosures.

Summary Compensation Table

The following table sets forth information concerning the total compensation for the years ended December 31, 2007, 2008, and 2009 for the persons who serve as the chief executive officer, chief financial officer, and the other three most highly compensated executive officers of our company.

							Change in
							Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation		Total
Name and Principal Position	Year	($)(1)	($)(2)	($)	($)(3)	($)	($)	($)		($)

Mark S. Casady	2009	800,000	1,500,000	—	1,414,440	—	—	10,738	(4)	3,725,178
Chairman; CEO	2008	800,000	1,032,742	—	—	—	—	10,707	(5)	1,843,449
	2007	761,923	2,230,000	—	—	—	—	11,438	(6)	3,003,361
Robert J. Moore	2009	600,000	350,000	—	2,215,413	—	—	157,668	(7)	3,323,081
CFO	2008	198,077	378,910	—	1,352,352	—	—	27,236	(8)	1,956,575
	2007	—	—	—	—	—	—	—		—
Esther M. Stearns	2009	625,000	650,000	—	942,960	—	—	9,922	(9)	2,227,882
President, COO	2008	531,250	497,846	—	783,200	—	—	5,912	(10)	1,818,208
	2007	425,000	1,075,000	—	—	—	—	3,137	(11)	1,503,137
William E. Dwyer	2009	450,000	450,000	—	589,350	—	—	10,673	(12)	1,500,023
Managing Director, President — National	2008	450,000	243,134	—	342,650	—	—	10,913	(13)	1,046,697
Sales and Marketing	2007	408,500	600,000	—	—	—	—	110,817	(14)	1,119,317
Stephanie L. Brown(15)	2009	355,000	300,000	—	471,480	—	—	—		1,126,480
Managing Director,	2008	—	—	—	—	—	—	—		—
General Counsel	2007	—	—	—	—	—	—	—		—

(1)	Includes the dollar value of base salary earned by each named executive officer.

(2)	Includes the dollar value of bonus earned by each named executive officer.

(3)	The amounts in this column reflect the aggregate grant date fair value of option awards granted to our named executive officers in fiscal 2009. We use the Black-Scholes option pricing model to estimate our compensation cost for stock option awards. For a description of the assumptions used in determining grant date fair value, see Note 15 to our consolidated financial statements included elsewhere in this prospectus.

(4)	Includes automobile lease payments and related expenses and securities commissions.

(5)	Includes automobile lease payments and related expenses and securities commissions.

(6)	Includes automobile lease payments and related expenses and securities commissions.

(7)	Includes $156,548, the aggregate incremental cost of taxable relocation expenses and $1,021, the aggregate incremental cost relating to automobile lease payments and related expenses.

(8)	Includes $26,891, the aggregate incremental cost of taxable relocation expenses and $345, the aggregate incremental cost relating to automobile lease payments and related expenses.

(9)	Includes automobile lease payments and related expenses, securities commissions and for medical taxable fringe benefits.

(10)	Includes automobile lease payments and related expenses, medical taxable fringe benefits and securities commissions.

(11)	Includes automobile lease payments and related expenses and securities commissions.

(12)	Includes automobile lease payments and related expenses and securities commissions.

(13)	Includes automobile lease payments and related expenses and securities commissions.

(14)	Includes $10,242, the aggregate incremental cost relating to automobile lease payments and related expenses, $100,000, the aggregate incremental cost for relocation payment and $575, the aggregate incremental cost in securities commissions.

(15)	Ms. Brown was not a named executive officer in 2008 or 2007. Her compensation is therefore only disclosed for the year ended December 31, 2009.

Grants of Plan-Based Awards

We have provided the following Grants of Plan-Based Awards table to provide additional information about stock awards granted to our named executive officers during the year ended December 31, 2009.

		Option
		Awards:		Grant Date Fair
		Securities	Exercise or Base	Value of
		Underlying	Price of Option or	Stock and
	Grant	Options	Stock Awards ($/Sh)	Option Awards
Name	Date	(#)(1)	(2)	(3)

Mark S. Casady	9/14/2009	120,000	$22.08	$1,414,440
Robert J. Moore	6/12/2009	130,000	$19.74	$1,272,453
	9/14/2009	80,000	$22.08	$942,960
Esther M. Stearns	9/14/2009	80,000	$22.08	$942,960
William E. Dwyer	9/14/2009	50,000	$22.08	$589,350
Stephanie L. Brown	9/14/2009	40,000	$22.08	$471,480

(1)	This represents the number of stock options granted to our executives under the 2008 Stock Option Plan. With the exception of one of Mr. Moore’s grants, these awards are scheduled to vest over a five-year period in five equal tranches with the first tranche vesting on the first anniversary of the grant date. Mr. Moore’s option award granted June 12, 2009 is scheduled to vest completely on the third anniversary of the grant date.

(2)	For a discussion of our methodology for determining the fair value of our common stock, see “Management’s Discussion and Analysis of Financial Condition — Results of Operations — Critical Accounting Policies — Share Based Compensation.”

(3)	These amounts are the grant date fair value of the stock options as represented by the total compensation expense that will be recognized for these awards. We use the Black-Scholes option pricing model to estimate our compensation cost for stock option awards. The assumptions used in the Black-Scholes model for grants made on June 12, 2009 were: (i) an expected life of 6.5 years for each option; (ii) dividend yield of 0.0%; (iii) expected stock price volatility of 45.57%; and (iv) a risk-free rate of return of 3.14%. The assumptions used in the Black-Scholes model for grants made on September 14, 2009 were: (i) an expected life of 6.5 years for each option; (ii) dividend yield of 0.0%; (iii) expected stock price volatility of 51.62%; and (iv) a risk-free rate of return of 2.69%.

Outstanding Equity Awards at December 31, 2009

The following table shows information relating to unexercised option awards for each named executive officer as of December 31, 2009. Except as otherwise noted, awards have a 10-year term and are scheduled to vest over a five-year period in five equal tranches with the first tranche vesting on the first anniversary of the grant date.

	Option Awards
			Equity
			Incentive Plan
			Awards:
			Number of
	Number of	Number of	Securities
	Securities	Securities	Underlying
	Underlying	Underlying	Unexercised	Option
	Unexercised	Unexercised	Unearned	Exercise	Option
	Options (#)	Options (#)	Options	Price	Expiration
Name	Exercisable	Unexercisable	(#)	($)	Date

Mark S. Casady	2,003,650	—	—	1.88	5/2/2013
	500,910	—	—	1.35	11/30/2013
	1,402,560	—	—	1.49	5/31/2014
	—	120,000	—	22.08	9/14/2019
Robert J. Moore	24,000	96,000	—	26.33	9/9/2018
	—	130,000 (1)	—	19.74	6/12/2019
	—	80,000	—	22.08	9/14/2019
Esther M. Stearns	2,003,760	—	—	1.88	5/2/2013
	16,000	64,000	—	27.80	2/5/2018
	—	80,000	—	22.08	9/14/2019
William E. Dwyer	13,360	—	—	2.07	1/15/2012
	554,380	—	—	1.88	5/2/2013
	267,160	—	—	1.35	11/30/2013
	667,920	—	—	1.49	5/31/2014
	7,000	28,000	—	27.80	2/5/2018
		50,000	—	22.08	9/14/2019
Stephanie L. Brown	3,000	12,000	—	27.80	2/5/2018
		40,000	—	22.08	9/14/2019

(1)	This award is scheduled to vest completely on the third anniversary of the grant date.

Options Exercised and Stock Vested

The following table sets forth the options exercised during the year ended December 31, 2009 relating to the named executive officers.

Option Awards
Number of
	Shares	Value
	Acquired on	Realized on
	Exercise	Exercise
Name	(#)	($)(1)

Mark S. Casady	—	—
Robert J. Moore	—	—
Esther M. Stearns	—	—
William E. Dwyer	23,000	513,820
Stephanie L. Brown	64,680	1,444,951

(1)	Amount is based on a value of $23.41 per share, which we believe is the fair market value based on our valuation as of December 31, 2009.

Non-Qualified Deferred Compensation

The following table shares information relating to non-qualified deferred compensation stock units for each named executive officer as of December 31, 2009:

Non-Qualified Deferred Compensation
For the Year Ended December 31, 2009
	Executive		Aggregate
	Contributions in	Registrant	Earnings in		Aggregate
	Last Fiscal	Contributions in	Last Fiscal	Aggregate	Balance at
	Year	Last Fiscal	Year	Withdrawals/	12/31/09
Name	($)	Year	($)(1)	Distributions	($)(1)

Mark S. Casady	—	—	—	—	—
Robert J. Moore	—	—	—	—	—
Esther M. Stearns	—	—	3,371,915	—	14,699,560
William E. Dwyer	—	—	510,922	—	2,227,438
Stephanie L. Brown	—	—	326,727	—	1,424,335

(1)	Amounts included herein do not constitute above-market or preferential earnings and therefore are not reported as compensation in the Summary Compensation Table.

Potential Payments upon Termination or Change in Control

The following table presents, for each named executive officer, the potential post-employment payments upon a termination or change in control and assumes that the triggering event took place on December 31, 2009. Set forth below the table is a description of certain post-employment arrangements with our named executive officers, including the severance benefits and change-in-control benefits to which they would be entitled under their Current Agreements.

		Without Cause or for	Death and	Change-in-
Named Executive Officer	Benefit	Good Reason ($)	Disability ($)	Control ($)(6)

Mark S. Casady	Severance(1)	4,545,000	—	—
	Bonus(2)	—	2,230,000	—
	Stock Options(3)	84,932,774	85,092,374	85,092,374
	COBRA Reimbursement(4)	19,321	19,321	—
Esther M. Stearns	Severance(1)	2,550,000	—	—
	Bonus(2)	—	1,075,000	—
	Stock Options(3)	43,140,953	43,247,353	43,247,353
	COBRA Reimbursement(4)	17,534	17,534	—
Robert J. Moore(5)	Severance	—	—	—
	Bonus	—	350,000	—
	Stock Options(3)	—	583,500	583,500
	COBRA Reimbursement	—	—	—
William E. Dwyer	Severance(1)	1,462,500	—	—
	Bonus(2)	—	525,000	—
	Stock Options(3)	32,755,260	32,821,760	32,821,760
	COBRA Reimbursement(4)	18,165	18,165	—
Stephanie L. Brown	Severance(1)	1,042,500	—	—
	Bonus(2)	—	340,000	—
	Stock Options(3)	—	53,200	53,200
	COBRA Reimbursement(4)	19,321	19,321	—

(1)	Represents payment under Current Agreements of a severance multiplier of 1.5 times the executive officer’s base salary and target bonus for the year of termination.

(2)	Represents payment under Current Agreements of target bonus for the year of termination.

(3)	Represents exercise by executive of all vested stock options upon termination without cause or for good reason or in case of termination for death or disability and of all vested and unvested stock options upon change-in-control. See “— Stock Options.” Amounts are based on a value of $23.41 per share, which we believe is the fair market value as of December 31, 2009.

(4)	Represents lump sum payment under Current Agreements equal to the costs of COBRA coverage for the executive officer and his or her family for a one-year period.

(5)	Mr. Moore does not have a Current Agreement, but was guaranteed a bonus for 2009 pursuant to his offer letter, as amended.

(6)	If the executive’s employment with us is terminated without cause or for good reason (as described further below) in connection with a change-in-control, he or she would also be eligible for the severance and COBRA reimbursement payments under the column titled “Without Cause or For Good Reason.”

Termination without Cause or for Good Reason

In accordance with the Current Agreements, all compensation and benefits shall terminate on the date of employment termination. If a named executive officer (other than Mr. Moore who does not have a Current Agreement) is terminated without cause or terminates his or her employment for “good reason” (the definition of which includes the termination within 30 days following the first anniversary of a “change-in-control” event and our non-renewal of such employment agreement), then we must pay the named executive officer, subject to such named executive officer’s compliance with post-termination obligations relating to confidentiality, intellectual property and non-competition (see “— Employment Agreements — Employment Arrangements with Named Executive Officers — Intellectual Property, Confidentiality and Non-Compete Clauses”), an amount equal to:

•	the named executive officer’s base salary and target bonus for the year of termination (the “Severance”) multiplied by 1.5;

•	any and all accrued but unpaid compensation, vacation and business expenses (the “Accrued Compensation”);

•	a lump sum equal to one year of premiums (including administrative charges) of continued health and dental plan participation under COBRA by such executive and his or her dependents (the “COBRA Payment”) and

•	2 years continued participation under our group life, health, dental and vision plans in which the named executive officer was participating immediately prior to the date of termination (“Continued Benefits Participation”).

“Cause” under the Current Agreements means:

•	the intentional failure to perform his or her duties or gross negligence or willful misconduct in the regular duties or other breach of fiduciary duty or material breach of the employment agreement that remains uncured after 30 days’ notice;

•	conviction of a felony; or

•	fraud, embezzlement or other dishonesty that has a material adverse effect on us.

“Change-in-control” under the Current Agreements, subject to certain exceptions, means the consummation of:

•	any consolidation or merger of the company with or into any other person, or any other similar transaction, whether or not we are a party thereto, in which our stockholders immediately prior to such transaction own directly or indirectly capital stock either (1) representing less than 50% of the equity interests or voting power of the company or the surviving entity or (2) that does not have directly or indirectly have the power to elect a majority of the entire Board or other similar governing body;

•	any transaction or series of transactions, whether or not we are a party thereto, after giving effect to which in excess of 50% is owned directly or indirectly by any person other than us and our affiliates or

•	a sale or disposition of all of our assets;

provided that, notwithstanding the foregoing, a “change-in-control” does not include (1) an event described in the three bullets above if the stockholders entitled to vote immediately prior to the event own, directly or indirectly, 50% or more of the voting stock of the resulting, surviving, or acquiring corporation or (2) an initial public offering.

Under the terms of the New Agreements, if a named executive officer other than Mr. Casady is terminated without cause or for “good reason,” then we must pay, subject to compliance with post-termination restrictive covenants (see “— Employment Agreements — Employment Arrangements with

Named Executive Officers — Intellectual Property, Confidentiality and Non-Compete Clauses”) and execution of a release of claims, an amount equal to:

•	Severance multiplied by two for terminations during the initial term and 1.5 thereafter (including non-renewal by us);

•	Accrued Compensation;

•	a pro-rated annual bonus based on actual performance for the year of termination (not to exceed the pro-rated target bonus) (the “Pro-Rata Actual Bonus”) and

•	Continued Benefits Participation.

Under his New Agreement, if Mr. Casady is terminated without cause or for “good reason” (which definition no longer includes termination without good reason following a “change in control” event), he is entitled to:

•	Severance multiplied by one;

•	Accrued Compensation;

•	the Pro-Rata Actual Bonus, and

•	Continued Benefits Participation.

For purposes of the New Agreements, the definition of “change in control” has been modified to eliminate a transaction where the pre-transaction owners of our equity own less than 50% of the equity economic interests or voting power of us or the resulting entity after the transaction.

Termination Other than For Good Reason

Except as provided below, upon termination by the executive other than for good reason, each executive officer party to a Current Agreement is subject to a one-year non-compete covenant and is entitled to receive: (1) Accrued Compensation and (2) the COBRA Payment. However, at the board of director’s discretion, and subject to such named executive officer’s continuous compliance with post-termination restrictive covenants relating to confidentiality, intellectual property and non-competition (see “— Employment Agreements — Employment Arrangements with Named Executive Officers — Intellectual Property, Confidentiality and Non-Compete Clauses”), the named executive officer may be entitled to receive the same benefits as if the executive were terminated without cause or for good reason, except that the relevant severance multiplier would be one, and the executive would be subject to a non-competition covenant for two years.

Under the New Agreements, a named executive officer who terminates his or her employment other than for good reason is entitled to receive the same payments as under the Current Agreement. At our election, we may treat the termination like a termination without cause and make the same payments payable under a termination without cause and extend the post-termination restrictive covenants from twelve months to twenty-four months.

Death, Disability and Retirement

For each named executive officer party to a Current Agreement or a New Agreement, upon termination due to death, the named executive officer’s estate will be entitled to (1) Accrued Compensation, (2) the COBRA Payment and (3) the Pro-Rata Target Bonus. Upon termination for disability, which must have continued for six months during which the executive officer received full salary and benefits, defined as the inability of the named executive officer to perform substantially all of his duties for six months, the named executive officer will receive (1) Accrued Compensation, (2) the COBRA Payment and (3) the Pro-Rata Target Bonus. Upon termination of employment, resulting from retirement at minimum age of 65, the named executive officer will be entitled to (1) Accrued Compensation and (2) the COBRA Payment.

Stock Options

In accordance with the named executive officers’ option agreements, unless otherwise agreed to by the company, unvested stock options are cancelled upon termination of employment. Unless the named executive officer is terminated for cause, vested options will be exercisable for (1) two years following termination of employment by reason of retirement, but not later than the option expiration date, (2) 12 months following death or disability, but in each case, not later than the option expiration date or (3) 90 days following termination in other cases, but not later than the option expiration date.

In the event of a change-in-control, if the named executive officer’s stock options will not be assumed, substituted or cashed out, all outstanding unvested options will vest and become exercisable prior to the change-in-control. Upon consummation of the change-in-control event, all outstanding but unexercised options will be terminated.

All stock options held by named executive officers as of December 31, 2009 were originally granted under our 2005 Stock Option Plan for Nonqualified Stock Options, 2005 Stock Option Plan for Incentive Stock Options and our 2008 Stock Option Plan.

Board of Director Compensation

In February 2010, our board of directors approved revisions to our non-affiliated director compensation policy. Non-affiliated directors receive a $50,000 annual retainer, a $1,500 attendance fee for each regular meeting, and a $750 attendance fee for each committee meeting. The Audit Committee Chairperson receives an additional $15,000 as part of his annual retainer while the Compensation Committee Chairperson receives an additional $10,000 as part of his annual retainer. Each other Audit Committee and Compensation Committee member receives an additional $3,000 as part of his annual retainer.

Mr. Casady, Mr. Putnam, and the directors affiliated with our private equity owners do not receive any additional compensation for service as directors. In the past, grants of stock options have supplemented the compensation paid to our non-affiliated directors. In March 2010, we adopted the LPL Investment Holdings, Inc. Director Restricted Stock Plan (the “Restricted Stock Plan”) for our non-affiliated directors. Each non-affiliated director will receive an annual grant of restricted shares of Common Stock valued at $100,000, with vesting to occur on the second anniversary of the grant date. These grants of equity serve to further align our directors’ interests with the interests of our stockholders.

The following table sets forth the compensation each of the non-affiliated directors received from us for service on the board of directors for the fiscal year ended December 31, 2009.

						Change in
						Pension
		Fees				Value and
		Earned			Non-Equity	Nonqualified
		or Paid	Stock	Option	Incentive Plan	Deferred	All Other
		in Cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name	Year	($)	($)	($)	($)	Earnings	($)(1)	($)

Richard W. Boyce	2009	—	—	—	—	—	—	—
John J. Brennan(1)	2009	—	—	—	—	—	—	—
Jeffrey A. Goldstein(2)	2009	—	—	—	—	—	—	—
Douglas M. Haines(3)	2009	—	—	—	—	—	—	—
James S. Putnam	2009	—	—	—	—	—	—	—
Erik D. Ragatz	2009	—	—	—	—	—	—	—
James S. Riepe	2009	25,000	—	131,895	—	—	—	156,895
Richard P. Schifter	2009	—	—	—	—	—	—	—
Jeffrey E. Stiefler	2009	25,000	—	131,895	—	—	—	156,895
Allen R. Thorpe	2009	—	—	—	—	—	—	—

(1)	Mr. Brennan joined our board of directors on February 11, 2010 and therefore received no compensation in fiscal year 2009.

(2)	Mr. Goldstein resigned from his position as director on July 24, 2009.

(3)	Mr. Haines resigned from his position as director on June 2, 2009.

In addition to the payments disclosed in the table above, our directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at board and committee meetings.

Risks Arising from Compensation Policies and Practices

We have reviewed and evaluated the philosophy and standards on which our compensation plans have been developed and implemented across our company. It is our belief that our compensation programs do not encourage inappropriate actions by our executive officers. Specifically, we believe that our compensation plans and process avoid:

•	a compensation mix overly weighted toward annual bonus awards;

•	an excessive focus on stock option awards that would cause behavior to drive short-term stock price gains in lieu of long-term value creation and

•	unreasonable financial goals or thresholds that would encourage efforts to generate near-term revenue with an adverse impact on long-term success.

We believe that our current business process and planning cycle fosters the following behaviors and controls that would mitigate the potential for adverse risk caused by the action of our executive officers:

•	we have defined processes for developing strategic and annual operating plans, approval of capital investments, internal controls over financial reporting, and other financial, operational and compliance policies and practices;

•	annual review of corporate and individual objectives of the executive officers to align these goals with our annual operating and strategic plans, achieve the proper risk reward balance, and do not encourage unnecessary or excessive risk taking;

•	incentive awards are based on a review of a variety of indicators, including both financial performance and strategic achievements, reducing the potential to concentrate on one indicator as the basis of an annual incentive award;

•	the mixes between fixed and variable, annual and long-term, and cash and equity compensation are designed to encourage strategies and actions that are in our long-term best interests;

•	discretionary authority by the Compensation Committee to adjust annual bonus funding and payments reduces business risk associated with our cash bonus program and

•	stock option awards vest over a period of time. As a result of the longer time horizon to receive the value of a stock option award, the prospect of short-term or risky behavior is mitigated.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we had not adopted policies or procedures for the review, approval or ratification of certain transactions with related persons. Such transactions are currently reviewed by management and where appropriate have been (and will continue to be) reviewed by our Audit Committee (other than the committee members involved, if any) on a case-by-case basis. However, in accordance with the charter of our Audit Committee, which will become effective upon the closing of this offering, and our policy with respect to related person transactions, which our board of directors (acting through our Audit Committee) will adopt prior to the closing of this offering, our Audit Committee will be responsible for reviewing and approving related person transactions.

The policy with respect to related person transactions will apply to transactions, arrangements and relationships (or any series of similar transactions, arrangements or relationships) where the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, and where we (or our subsidiaries) are a participant and in which a related person has or will have a direct or indirect material interest. A related person is: (1) any person who is, or at any time since the beginning of our fiscal year was a director or executive officer of the company, or a nominee for director or executive officer of the company; (2) any person who is known to be the beneficial owner of more than 5% of any class of our voting securities; (3) any immediate family member of the foregoing persons and (4) any firm, corporation or other entity in which any of the foregoing persons has a position or relationship, or in which such person, together with his or her immediate family members, has a 10% or greater beneficial ownership.

In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy with respect to related party transactions will require our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

Agreements with Management

We and certain members of senior management have entered into employment agreements. Certain of these terms and conditions are more fully described in “Executive Compensation — Employment Arrangements.”

Stockholders’ and Management Agreements

We are currently party to a Stockholders’ Agreement dated December 28, 2005, among the company, certain investment funds affiliated with the Majority Holders, the founders, the executives who had entered into employment agreements as of the date and certain other holders of common stock, the terms of which are described in, and incorporated by reference herein, from the section titled “Certain Relationship and Related Transactions” of our proxy statement filed on April 27, 2010. In connection with this offering, we intend to amend this Stockholders’ Agreement and terminate a majority of the rights and obligations that would otherwise survive the offering, including the registration rights, the right to require us to purchase shares upon an employee holder’s termination and the drag along rights and obligations described above. We plan to enter into a new agreement with the Majority Holders that will provide them with certain rights, including a right to designate a certain number of directors to our board of directors and demand and piggyback registration rights.

In connection with this offering, we intend to enter into an agreement with our named executive officers pursuant to which our named executive officers will agree to certain limitations on the transfer of their common stock (including common stock issued upon exercise of options) for the four years following the offering. Pursuant to this agreement, each of our named executive officers will agree not to sell more than 8% of the common stock (including common stock issued upon exercise of options) held immediately prior to the offering in any year, subject to certain exceptions (including exceptions for transfers to family members, transfers for estate planning purposes, transfers for charitable gifts and transfers in connection with deferred compensation plan payout). This level is increased for named executive officers that do not sell the maximum permitted amount in any year or in this offering. The agreement terminates upon the earliest of the fourth anniversary of this offering or, with respect to any named executive officer, the death or disability of the named executive officer, the termination of such named executive officer’s employment with us or a change in title and duties such that the executive no longer qualifies as a named executive officer. The agreement may be amended or waived in an agreement signed by the Company and the named executive officer.

Other Arrangements

During the period since the beginning of our last fiscal year, we forgave loans in an aggregate amount of $1.3 million to four of our employees upon such employees becoming executive officers of the company, which has been recorded as compensation and benefits expense within the consolidated statements of income.

AlixPartners, LLP (“AlixPartners”), a company majority-owned by one of the Majority Holders, Hellman & Friedman LLC, provides our subsidiary, LPL Financial, with consulting services pursuant to an agreement for interim management and consulting services. LPL Financial paid $0.6 million, $4.2 million and $0.9 million to AlixPartners during the years ended December 31, 2009, 2008 and 2007, respectively.

Artisan Partners Limited Partnership (“Artisan”) pays fees to LPL Financial in exchange for product distribution and record-keeping services. One of the Majority Holders, Hellman & Friedman LLC, holds a minority interest in Artisan. During the years ended December 31, 2009, 2008 and 2007, LPL Financial earned $1.5 million, $1.6 million and $1.9 million, respectively, in fees from Artisan. Additionally, as of December 31, 2009 and 2008, Artisan owed LPL Financial $0.5 million and $0.3 million, respectively, which is included in receivables from product sponsors, broker-dealers and clearing organizations on the consolidated statements of financial condition. During the three months ended March 31, 2010 and March 31, 2009, LPL Financial earned $0.6 million and $0.3 million, respectively in fees from Artisan.

American Beacon Advisor, Inc. (“Beacon”), a company majority-owned by one of the Majority Holders, TPG Capital, pays fees to LPL Financial in exchange for product distribution and record-keeping services. During the years ended December 31, 2009 and 2008, LPL Financial earned $0.4 million and $0.3 million, respectively, in fees from Beacon. Additionally, as of December 31, 2009 and 2008, Beacon owed LPL Financial $0.1 million, which is included in receivables from product sponsors, broker-dealers and clearing organizations on the consolidated statements of financial condition. The Company earned $0.1 million and $0.1 million in fees from Beacon in the three months ended March 31, 2010 and March 31, 2009, respectively.

XOJET, Inc. (“XOJET”) provides chartered aircraft services. During the year ended December 31, 2009, LPL Financial paid $0.3 million to XOJET for services to be provided in 2010. One of the Majority Holders, TPG Capital, holds a minority interest in XOJET.

Certain entities affiliated with SunGard Data Systems Inc. (“SunGard”), provide LPL Financial with data center recovery services. One of the Majority Holders, TPG Capital, holds a minority interest in SunGard. LPL Financial paid $0.5 million to SunGard during the year ended December 31, 2009. LPL Financial paid $0.1 million to SunGard during the three months ended March 31, 2010.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at July 1, 2010 for:

•	each person whom we know beneficially owns more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group and

•	each other selling stockholder.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

The percentage of common stock beneficially owned by each person before the offering is based on 94,267,644 shares of common stock. See “Description of Capital Stock.” Shares of common stock that may be acquired within 60 days following July 1, 2010 pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person shown in the table. Beneficial ownership representing less than one percent is denoted with an “*.”

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o LPL Investment Holdings Inc., One Beacon Street, Boston, Massachusetts 02108.

	Number of Shares of			Number of Shares of
	Common Stock Beneficially			Common Stock Beneficially
	Owned Prior to the		Number of	Owned After the
	Offering		Shares	Offering
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

Hellman & Friedman LLC(1)	34,210,185	36.3%			%
TPG Partners, IV, L.P.(2)	34,210,185	36.3%			%
Mark S. Casady(3)	3,907,120	4.1%			%
Robert J. Moore(4)	24,000	*			%
Esther M. Stearns(5)	2,036,260	2.2%			%
William E. Dwyer(6)	1,772,936	1.9%			%
Stephanie L. Brown(7)	844,873	*			%
Richard W. Boyce(8)	—	—			%
John J. Brennan	22,136	*			%
James S. Putnam	486,970	*			%
Erik D. Ragatz(1)	—	—			%
James S. Riepe(9)	86,070	*			%
Richard P. Schifter(10)	—	—			%
Jeffrey E. Stiefler(11)	119,066	*			%
Allen R. Thorpe(1)	—	—			%
All directors and executive officers as a group (19 persons)(12)	10,551,241	11.2%			%
Selling Stockholders

(1)	Hellman & Friedman Capital Partners V, L.P., Hellman & Friedman Capital Partners V (Parallel), L.P. and Hellman & Friedman Capital Associates V, L.P. beneficially own 34,210,185.10 shares of our common stock. The address for each of these funds is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Fl., San Francisco, CA 94111. Hellman & Friedman Investors V, L.P. is the sole general partner of Hellman & Friedman Capital Partners V, L.P. and Hellman & Friedman Capital Partners V (Parallel), L.P. Hellman & Friedman LLC is the sole general partner of each of Hellman & Friedman Investors V, L.P. and Hellman & Friedman Capital Associates V, L.P. The shares of the company are owned of record by Hellman & Friedman Capital Partners V, L.P., which owns 30,077,594.70 shares, Hellman & Friedman Capital Partners V (Parallel), L.P., which owns 4,115,485.30 shares, and Hellman & Friedman Capital Associates V, L.P., which owns 17,105.10 shares. An investment committee of Hellman & Friedman LLC has sole voting and dispositive control over the shares of the company. The investment committee is comprised of F. Warren Hellman, Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and Thomas F. Steyer; provided, however, that Mr. Steyer has no authority or voting rights with respect to investment committee decisions relating to the company. Messrs. Ragatz and Thorpe serve as Managing Directors of Hellman & Friedman LLC, but neither of them serves on the investment committee. Each of the members of the investment committee, as well as Messrs. Ragatz and Thorpe, disclaim beneficial ownership of the shares in the company, except to the extent of their respective pecuniary interest therein.

(2)	Includes 34,210,185 shares of common stock (the “TPG Stock”) held by TPG Partners IV, L.P., a Delaware limited partnership (“TPG Partners IV”), whose general partner is TPG GenPar IV, L.P., a Delaware limited partnership, whose general partner is TPG GenPar IV Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc. David Bonderman and James G. Coulter are directors, officers and sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial owners of the TPG Stock. The address for each of TPG Partners IV, TPG Group Holdings (SBS) Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(3)	Includes 3,907,120 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(4)	Includes 24,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(5)	Includes 2,035,760 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(6)	Consists of 23,000 shares that Mr. Dwyer holds directly and 1,516,820 shares of common stock issuable upon exercise of stock options exercisable within 60 days. This also includes 233,115 held through trusts over which Mr. Dwyer disclaims beneficial ownership.

(7)	Includes 6,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(8)	Mr. Boyce, who is one of our directors, is a partner at TPG Capital, L.P., which is an affiliate of TPG Partners IV. Mr. Boyce has no voting or investment power over, and disclaims beneficial ownership of, the TPG Stock. The address of Mr. Boyce is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(9)	Includes 11,992 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(10)	Mr. Schifter, who is one of our directors, is a partner at TPG Capital, L.P., which is an affiliate of TPG Partners IV. Mr. Schifter has no voting or investment power over, and disclaims beneficial ownership of, the TPG Stock. The address of Mr. Schifter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(11)	Includes 44,988 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(12)	Includes an aggregate of 8,363,410 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our certificate of incorporation and bylaws as each is anticipated to be in effect upon the closing of this offering.

General

Under our certificate of incorporation, we have authority to issue up to 600,000,000 shares of capital stock, of which all shares shall be shares of common stock, par value $0.001 per share. As of July 1, 2010, we had 94,267,644 shares of common stock outstanding, held by 1,166 holders, including 7,423,973 shares of restricted common stock (the “restricted shares”) that are held by 1,070 advisors and 6,408 restricted shares that are held by 3 non-executive directors.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that is outstanding at the time of the dividend.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that the company may designate and issue in the future.

Equity Plans

As of July 1, 2010 we had outstanding options to acquire 22,597,332 shares of common stock, which are held by our employees, directors and advisors, and warrants to acquire 38,815 shares of common stock to financial institutions. We have also issued stock units to certain of our employees under the 2008 Nonqualified Deferred Compensation Plan which will entitle the holders to 2,823,452 shares of common stock upon the earlier to occur of the employee’s death or disability, a change in control of the company or a date in 2012 to be determined by our board of directors. In addition, under our Fifth Amended and Restated 2000 Stock Bonus Plan, certain of our advisors have restricted shares which will vest upon consummation of our initial public offering.

Anti-takeover Effects of the Delaware General Corporation Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us, some of which may only become effective when the Majority Holders collectively cease to beneficially own at least 40% or more of our outstanding shares of common stock (such time referred to in this section as the “triggering event”). We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor. This offering will not constitute a triggering event.

Board of Directors

The board of directors currently has nine members. Our certificate of incorporation provides that until the occurrence of the triggering event (as defined above), the number of directors shall not be increased without, in addition to any other vote otherwise required by law, the affirmative vote or written consent of at least 60% of the outstanding shares of common stock. In addition, the stockholders’ agreement that we expect to enter into will provide that the board of directors will not have more than nine members for so long as either Hellman & Friedman LLC and its affiliates or TPG Capital and its affiliates are entitled to appoint two directors under the stockholders’ agreement. See “Certain Relationships and Related Party Transactions — Stockholders’ Agreement.”

Potential Staggered Board

Our certificate of incorporation provides that at the first annual meeting after the triggering event, the Board shall be divided into three classes with staggered three-year terms. The classification of our Board could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Action by Written Consent

The Delaware General Corporation Law (“DGCL”) provides that, unless otherwise stated in a corporation’s certificate of incorporation, the stockholders may act by written consent without a meeting. Our certificate of incorporation and bylaws provide that following the triggering event, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of the stockholders may only be taken at such annual or special meeting, and not by written consent without a meeting, if it is properly brought before such annual or special meeting.

Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by (a) our chairman or vice chairman of the Board, (b) our president, (c) a majority of the board of directors through a special resolution, or (d) prior to the triggering event, the holders of at least 40% of the outstanding shares of common stock.

In addition, following the occurrence of the triggering event described above, our bylaws will require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Requirements for Removal and Interim Election of Directors

At such time as our board of directors has been divided into three classes, our certificate of incorporation and bylaws provide that the directors may only be removed for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Prior to the triggering event, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on the election of directors, voting together as a single class.

Vacancies and newly-created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders, except that, prior to a triggering event, such vacancies may be filled by, in addition to any other vote otherwise required by law, the affirmative vote of holders of a majority of the outstanding shares of common stock. In addition, the certificate of incorporation provides that any vacancy created by the removal of a director by the stockholders shall only be filled by, in addition to any other vote otherwise required by law, the affirmative vote of a majority of the outstanding shares of common stock. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Following the first time when the Majority Holders collectively cease to own more than 50% of our outstanding shares of common stock, our bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least two-thirds of the voting power of our outstanding shares of common stock. Additionally, following the first time when the Majority Holders collectively cease to own more than 50% of our outstanding shares of common stock, the affirmative vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our certificate of incorporation, voting as a single class is required to amend or repeal or to adopt any provision inconsistent with the “Board of Directors,” “No Action by Written Consent,” “Special Meetings of Stockholders,” “Amendments to the Amended and Restated Certificate of Incorporation and Bylaws” and “Business Combinations” provisions described in our certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our certificate of incorporation and our bylaws.

Exclusive Jurisdiction of Certain Actions

Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Global Select Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock could make more difficult, or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Business Combinations

We have elected to not be subject to Section 203 of the DGCL, which regulates business combinations with “interested stockholders.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York Mellon Corporation.

Listing

We intend to apply to list our shares of common stock for quotation on the NASDAQ Global Select Market under the symbol “LPLA.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after the restrictions lapse, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding           shares of our common stock, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options or warrants outstanding as of          . Of these shares, all           shares of our common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below. In addition,           shares of common stock issued upon exercise of stock options granted under certain of our equity plans which are registered under Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below.

The remaining           shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only pursuant to an effective registration statement or an exemption from registration under Rule 144 under the Securities Act. These rules are summarized below. Subject to our stockholders’ agreement and the lock-up agreements described below and the provisions of Rule 144, these restricted securities will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale

Various times after the date of this prospectus pursuant to Rule 144
Various times beginning 180 days after the date of this prospectus

Lock-Up Arrangements

The company and its officers, directors, employees and certain stockholders, including the selling stockholders, who together hold an aggregate of          shares of our common stock after the completion of this offering, have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of common stock (except for shares to be sold by the selling stockholders in this offering) or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. This 180-day lock-up period may be extended in certain circumstances as described under “Underwriting (Conflicts of Interest).” In addition, certain holders who receive shares of common stock upon vesting of their restricted stock in connection with the initial public offering will be restricted from transferring such shares until the earlier of 180 days from the date of the initial public offering or March 15, 2011. Our Stockholders’ Agreement also restricts the parties thereto from transferring their shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock until 180 days after the effective date of the registration statement of which this prospectus forms a part.

Rule 144

In general, under Rule 144, immediately upon the completion of this offering, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

Our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering and

•	the average weekly trading volume in our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Stock Plans

We have filed a registration statement on Form S-8 under the Securities Act covering shares of our common stock issuable upon exercise of outstanding options under our 2005 Stock Option Plan for Non-Qualified Stock Options, 2005 Stock Option Plan for Incentive Stock Options, 2008 Stock Option Plan and 2008 Advisor Incentive Plan. We plan to file another registration statement on Form S-8 to cover shares of common stock under our 2010 Omnibus Equity Incentive Plan. Resale of these registered shares will occur only after the expiration of any applicable contractual lock-up periods.

Registration Rights

Subject to the lock-up agreements described above, certain holders of our common stock may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their shares of common stock in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, or holders subject to the alternative minimum tax). In addition, this summary does not address certain estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS THE APPLICATION OF STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as :

•	IRS Form W-8BEN (or successor form) claiming, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or

•	IRS Form W-8ECI (or successor form) stating that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of the Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if such Non-U.S. Holder is a non-U.S. corporation and dividends are effectively connected with its trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), such Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) in respect of such effectively-connected income.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the Section titled “Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities”, in general, a Non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period the share our common stock, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, unless otherwise provided in an applicable income tax treaty, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock so long as our common stock continues to be regularly traded on an established securities market and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a United States federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the United States government to withhold on certain payments and to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners). The legislation also will generally impose a United States federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect United States owners of the entity. The scope of these requirements remains unclear and potentially subject to material changes resulting from any future guidance. Under certain circumstances, a non-United States holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock. Non-U.S. holders are urged to consult their own advisors about the new requirements and the effect that such new requirements may have on them.

Backup Withholding and Information Reporting

Subject to the discussion in the preceding paragraph, we must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28% and scheduled to increase to 31% for taxable years 2011 and thereafter, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death and common stock held by entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Under current law, no estate tax is imposed on amounts included in the taxable estate of decedents dying in calendar year 2010. Generally, amounts included in the taxable estate of decedents after December 31, 2010 will be subject to U.S. federal estate tax at a maximum rate of 55%. Congress may pass legislation amending the U.S. federal estate tax rates, or other aspects of the U.S. federal estate tax, and any such changes may apply retroactively.

UNDERWRITING (CONFLICTS OF INTEREST)

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, employees and certain stockholders, including the selling stockholders, have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus. The restrictions described in the above paragraph do not apply to:

•	transfers of shares of common stock by any such person other than us (i) as a bona fide gift or gifts, (ii) to immediate family members, trusts for the benefit of such person or its immediate family members, or limited partnerships the partners of which are such person and/or its immediate family members, (iii) by will or intestacy or (iv) to limited or general partners, members, stockholders or affiliates (as defined under Rule 12b-2 of the Exchange Act) of such person or, in the case of a corporation, to its wholly-owned subsidiary; provided that in each case, the donee, distributee or transferee shall sign and deliver a lock-up agreement, such transfer or distribution shall be a disposition for no value and no filing under Section 16(a) of the Exchange Act during the restricted period shall be required or shall be voluntarily made in connection therewith;

•	the exercise of options to purchase shares of common stock granted prior to the date hereof under our stock incentive plan or stock purchase plan described herein, or the disposition to us of shares of restricted stock granted pursuant to the terms of such plan prior to the date hereof, provided that no filing under Section 16(a) of the Exchange Act during the restricted period shall be required or shall be voluntarily made in connection therewith;

•	transfer by any such person other than us of shares of common stock acquired on the open market following the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act during the restricted period shall be required or shall be voluntarily made in connection therewith;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of shares of common stock during the restricted period;

•	the sale of shares of common stock to the underwriters in connection with this offering; and

•	transfers of shares of common stock with the prior written consent of the underwriters.

See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described above will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the NASDAQ Global Select Market under the symbol “LPLA.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant

Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Residents of the United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Residents of Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Residents of Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Residents of Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Conflicts of Interest

Certain of the underwriters or their affiliates hold equity interests in the company or are lenders or have committed to lend under our senior secured credit facilities, including Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. We intend to repay outstanding amounts under our senior secured credit facilities using the net proceeds of this offering received by us and will pay such amounts to the underwriters or their respective affiliates in proportion to their respective current commitments under the senior secured credit facilities. Because certain underwriters or their affiliates or associated persons will receive more than 5% of the net proceeds of the offering received by us, the offering is made in compliance with Rule 2720 of the Conduct Rules of the NASD, as administered by FINRA. Rule 2720 requires a “qualified independent underwriter” to participate in the preparation of the registration statement and the prospectus, and exercise the usual standards of due diligence with respect to such documents. Morgan Stanley & Co. Incorporated has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of this prospectus and of the registration statement of which this prospectus forms a part.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to           shares offered in this prospectus for sale to the company’s directors, officers, employees and business associates. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

The underwriters will not execute sales in discretionary accounts without the prior written specific approval of the customers.

The company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     . The underwriters have agreed to reimburse us for certain expenses up to a maximum of $700,000 in the aggregate in connection with the offering.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. These services include depository relationships in connection with the company’s cash sweep program.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the company.

LEGAL MATTERS

Ropes & Gray LLP, Boston, Massachusetts, will pass for us on the validity of the shares of common stock offered by this prospectus. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in this Prospectus, and the effectiveness of LPL Investment Holdings Inc.’s internal control over financial reporting as of December 31, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file certain reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. Our website address is www.lpl.com. We make available free of charge, through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Please note that our website address is provided as an inactive textual reference only. Unless specifically stated elsewhere in this prospectus, the information contained on, or accessible through, our website is not part of this prospectus, and is therefore not incorporated by reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information contained in documents that we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We hereby incorporate by reference the documents listed below:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2009 as filed on March 9, 2010;

•	our quarterly report on Form 10-Q for the three months ended March 31, 2010 as filed on May 7, 2010;

•	our current reports on Form 8-K filed on January 27, 2010, February 18, 2010, May 28, 2010, June 14, 2010 and June 17, 2010;

•	our proxy statement on Schedule 14A as filed on April 27, 2010 and

•	our definitive information statement on Schedule 14C as filed on June 28, 2010.

Any statement incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Secretary
LPL Investment Holdings Inc.
One Beacon Street
Boston, Massachusetts 02108
(617) 423-3644

We make available these filings on our website, www.lpl.com. Unless specifically stated elsewhere in this prospectus, the information contained on, or accessible through, our website is not incorporated by reference into this registration statement.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income
(Unaudited)
(Dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2010	2009

REVENUES:
Commissions	$388,972	$347,220
Advisory fees	206,330	163,905
Asset-based fees	71,450	62,654
Transaction and other fees	67,363	61,338
Interest income, net of operating interest expense	4,871	5,394
Other	4,420	2,467

Net revenues	743,406	642,978

EXPENSES:
Commissions and advisory fees	504,862	434,702
Compensation and benefits	73,575	66,978
Depreciation and amortization	25,590	27,395
Promotional	14,350	12,642
Occupancy and equipment	12,018	12,445
Professional services	9,799	8,366
Communications and data processing	8,526	9,186
Brokerage, clearing and exchange	8,340	7,829
Regulatory fees and expenses	6,148	5,474
Restructuring charges	3,949	(327)
Travel and entertainment	2,396	1,758
Other	4,777	3,720

Total operating expenses	674,330	590,168
Non-operating interest expense	24,336	25,941
Loss on equity method investment	24	84

Total expenses	698,690	616,193

INCOME BEFORE PROVISION FOR INCOME TAXES	44,716	26,785
PROVISION FOR INCOME TAXES	19,162	11,988

NET INCOME	$25,554	$14,797

EARNINGS PER SHARE (Note 12):
Basic	$0.29	$0.17
Diluted	$0.25	$0.15

See notes to unaudited condensed consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition
(Unaudited)
(Dollars in thousands, except par value)

	March 31,	December 31,
	2010	2009

ASSETS
Cash and cash equivalents	$324,761	$378,594
Cash and securities segregated under federal and other regulations	310,411	288,608
Receivables from:
Clients, net of allowance of $797 at March 31, 2010 and $792 at December 31, 2009	272,708	257,529
Product sponsors, broker-dealers and clearing organizations	208,971	171,900
Others, net of allowances of $8,077 at March 31, 2010 and $6,159 at December 31, 2009	146,374	139,317
Securities owned:
Trading(1)	15,703	15,361
Held-to-maturity	10,339	10,454
Securities borrowed	3,310	4,950
Fixed assets, net of accumulated depreciation and amortization of $254,952 at March 31, 2010 and $239,868 at December 31, 2009	87,080	101,584
Goodwill	1,293,366	1,293,366
Intangible assets, net of accumulated amortization of $144,980 at March 31, 2010 and $136,177 at December 31, 2009	587,823	597,083
Other assets	82,440	78,190

Total assets	$3,343,286	$3,336,936

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Bank loans payable	$40,000	$—
Drafts payable	134,747	125,767
Payables to clients	410,208	493,943
Payables to broker-dealers and clearing organizations	23,441	18,217
Accrued commissions and advisory fees payable	113,812	110,040
Accounts payable and accrued liabilities	177,319	175,742
Income taxes payable	38,718	24,226
Interest rate swaps	14,250	17,292
Securities sold but not yet purchased — at market value	2,312	4,003
Senior credit facilities and subordinated notes	1,367,117	1,369,223
Deferred income taxes — net	138,205	147,608

Total liabilities	2,460,129	2,486,061

STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value; 200,000,000 shares authorized; 94,241,567 shares issued and outstanding at March 31, 2010 of which 7,430,381 are restricted, and 94,214,762 shares issued and outstanding at December 31, 2009 of which 7,423,973 are restricted	87	87
Additional paid-in capital	682,899	679,277
Stockholder loans	(51)	(499)
Accumulated other comprehensive loss	(8,614)	(11,272)
Retained earnings	208,836	183,282

Total stockholders’ equity	883,157	850,875

Total liabilities and stockholders’ equity	$3,343,286	$3,336,936

(1)	Includes $7,799 and $7,797 pledged to clearing organizations at March 31, 2010 and December 31, 2009, respectively.

See notes to unaudited condensed consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)
(Dollars in thousands)

				Accumulated
		Additional		Other		Total
	Common	Paid-In	Stockholder	Comprehensive	Retained	Stockholders’
	Stock	Capital	Loans	Income (Loss)	Earnings	Equity

BALANCE — December 31, 2008	$87	$670,897	$(936)	$(15,498)	$135,762	$790,312
Comprehensive income:
Net income					14,797	14,797
Unrealized gain on interest rate swaps, net of tax expense of $393				1,034		1,034

Total comprehensive income						15,831
Stockholder loans			456			456
Share-based compensation		1,426				1,426
Repurchase of 10,000 shares of common stock		(181)				(181)

BALANCE — March 31, 2009	$87	$672,142	$(480)	$(14,464)	$150,559	$807,844

BALANCE — December 31, 2009	$87	$679,277	$(499)	$(11,272)	$183,282	$850,875
Comprehensive income:
Net income					25,554	25,554
Unrealized gain on interest rate swaps, net of tax expense of $384				2,658		2,658

Total comprehensive income						28,212
Exercise of stock options		9				9
Stockholder loans			448			448
Share-based compensation		3,145				3,145
Issuance of 20,000 shares of common stock		468				468

BALANCE — March 31, 2010	$87	$682,899	$(51)	$(8,614)	$208,836	$883,157

See notes to unaudited condensed consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Dollars in thousands)

	Three Months Ended
	March 31,
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,554	$14,797
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Noncash items:
Depreciation and amortization	25,590	27,395
Amortization of debt issuance costs	1,111	936
Impairment of fixed assets	195	—
Loss (gain) on disposal of fixed assets	2	(14)
Share-based compensation	3,145	1,426
Provision for bad debts	2,169	672
Deferred income tax provision	(9,787)	(5,397)
Loss on equity method investment	24	84
Lease abandonment	(80)	—
Loan forgiveness	1,627	—
Other	(222)	431
Changes in operating assets and liabilities:
Cash and securities segregated under federal and other regulations	(21,803)	10,607
Receivables from clients	(15,237)	54,234
Receivables from product sponsors, broker-dealers and clearing organizations	(37,071)	63,140
Receivables from others	(10,339)	(14,810)
Securities owned	(101)	553
Securities borrowed	1,640	(361)
Other assets	(574)	(2,988)
Drafts payable	8,980	2,084
Payables to clients	(83,735)	(55,241)
Payables to broker-dealers and clearing organizations	5,224	3,549
Accrued commissions and advisory fees payable	3,772	288
Accounts payable and accrued liabilities	1,093	(7,413)
Income taxes payable	14,492	11,646
Securities sold but not yet purchased	(1,691)	(1,733)

Net cash (used in) provided by operating activities	(86,022)	103,885

See notes to unaudited condensed consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows — (Continued)
(Unaudited)
(Dollars in thousands)

	Three Months Ended
	March 31,
	2010	2009

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	$(1,463)	$(1,235)
Proceeds from the disposal of fixed assets	—	67
Purchase of securities classified as held-to-maturity	(2,008)	(2,237)
Proceeds from maturity of securities classified as held-to-maturity	2,100	1,500
Deposits of restricted cash	(2,454)	—
Release of restricted cash	50	—

Net cash used in investing activities	(3,775)	(1,905)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans payable	40,000	—
Repayment of senior credit facilities	(2,106)	(2,106)
Payment of debt issuance costs	(2,407)	—
Repayment of stockholder loans	—	462
Proceeds from stock options exercised	9	—
Issuance of common stock	468	—
Repurchase of common stock	—	(181)

Net cash provided by (used in) financing activities	35,964	(1,825)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(53,833)	100,155
CASH AND CASH EQUIVALENTS — Beginning of period	378,594	219,239

CASH AND CASH EQUIVALENTS — End of period	$324,761	$319,394

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$9,595	$11,221

Income taxes paid	$14,796	$5,758

NONCASH DISCLOSURES:
Capital expenditures purchased through short-term credit	$560	$1,034

Increase in unrealized gain on interest rate swaps, net of tax expense	$2,658	$953

See notes to unaudited condensed consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	Organization and Description of the Company

LPL Investment Holdings Inc. (“LPLIH”), a Delaware holding corporation, together with its consolidated subsidiaries (collectively, the “Company”) provides an integrated platform of proprietary technology, brokerage and investment advisory services to independent financial advisors and financial advisors at financial institutions (collectively “advisors”) in the United States. Through its proprietary technology, custody and clearing platforms, the Company provides access to diversified financial products and services enabling its advisors to offer independent financial advice and brokerage services to retail investors (their “clients”).

2.	Basis of Presentation

Quarterly Reporting — The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These unaudited condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. These adjustments are of a normal recurring nature. The Company’s results for any interim period are not necessarily indicative of results for a full year or any other interim period. Certain reclassifications were made to previously reported amounts in the unaudited condensed consolidated financial statements and notes thereto to make them consistent with the current period presentation.

The unaudited condensed consolidated financial statements do not include all information and notes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the United States of America (“GAAP”). Accordingly, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the related notes for the year ended December 31, 2009, contained in the Company’s Annual Report on Form 10-K as filed with the SEC. The Company has evaluated subsequent events up to and including the date these unaudited condensed consolidated financial statements were issued.

Consolidation — These unaudited condensed consolidated financial statements include the accounts of LPLIH and its subsidiaries. Intercompany transactions and balances have been eliminated. Equity investments in which the Company exercises significant influence but does not exercise control and is not the primary beneficiary are accounted for using the equity method.

Use of Estimates — The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates estimates, including those related to revenue and related expense recognition, asset impairment, valuation of accounts receivable, contingencies and litigation, and valuation and recognition of share-based payments. These accounting policies are stated in the notes to the audited consolidated financial statements for the year ended December 31, 2009, contained in the Annual Report on Form 10-K as filed with the SEC. These estimates are based on the information that is currently available and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions and the differences may be material to the unaudited condensed consolidated financial statements.

Reportable Segment — The Company’s internal reporting is organized into three service channels; Independent Advisor Services, Institution Services and Custom Clearing Services, which are designed to enhance the services provided to its advisors and financial institutions. These service channels qualify as individual operating segments, but are aggregated and viewed as one single

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

reportable segment due to their similar economic characteristics, products and services, production and distribution process, regulatory environment and quantitative thresholds.

Fair Value of Financial Instruments — The Company’s financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value, with the exception of its indebtedness. The Company carries borrowings on its senior secured credit facilities and unsecured subordinated notes at amortized cost. As of March 31, 2010, the carrying amount and fair value of these borrowings were approximately $1,367 million and $1,316 million, respectively. As of December 31, 2009, the carrying amount and fair value was approximately $1,369 million and $1,278 million, respectively. See Note 4 for additional detail regarding the Company’s fair value measurements.

Recently Issued Accounting Pronouncements — Recent accounting pronouncements or changes in accounting pronouncements during the three months ended March 31, 2010, as compared to the recent accounting pronouncements described in the Company’s 2009 Annual Report on Form 10-K, that are of significance, or potential significance, to the Company are discussed below.

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements (ASU 2010-6). ASU 2010-6 requires new disclosures regarding significant transfers into and out of Level 1 and Level 2 fair value measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. This ASU also clarifies existing disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. ASU 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. The adoption of ASU 2010-6 did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

3.	Restructuring

Strategic Business Review Initiative

On December 29, 2008, the Company committed to and implemented an organizational restructuring plan intended to reduce its cost structure and improve operating efficiencies, which resulted in a reduction in its overall workforce of approximately 250 employees. In accordance with Accounting Standards Codification Topic 420, Accounting for Costs Associated with Exit or Disposal Activities, the Company has recorded severance and one-time involuntary termination benefit accruals in accounts payable and accrued liabilities within the unaudited condensed consolidated statements of financial condition. The Company completed this initiative and expects to pay all costs by April 2011.

The following table summarizes the balance of accrued expenses related to the strategic business review and the changes in the accrued amounts as of and for the three months ended March 31, 2010 (in thousands):

	Accrued Balance		Accrued Balance	Cumulative
	at December 31,		at March 31,	Costs Incurred
	2009	Payments	2010	to Date(1)

Severance and benefits	$1,996	$(696)	$1,300	$14,505

(1)	At March 31, 2010, cumulative costs incurred to date represent the total expected costs.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

Consolidation of Affiliated Entities Initiative

On July 10, 2009, the Company committed to a corporate restructuring plan that consolidated the operations of Mutual Service Corporation (“MSC”), Associated Financial Group, Inc., Associated Securities Corp., Inc. (“Associated”), Associated Planners Investment Advisory, Inc. and Waterstone Financial Group, Inc. (“WFG”) (together, the “Affiliated Entities”) with LPL Financial Corporation (“LPL Financial”). This restructuring was effected to enhance service offerings to advisors while also generating efficiencies. The Company expects total costs associated with the initiative to be approximately $73.8 million. The Company has incurred the majority of these costs and anticipates recognizing the remaining costs by December 2013; however, adjustments may occur due to estimates of abandoned lease obligations with terms that extend through 2018.

The Company paid charges related to the conversion and transfer of certain advisors associated with the Affiliated Entities and their client accounts. Following the completion of these transfer activities, the registered representatives and client accounts that transferred are associated with LPL Financial. In 2009, as a condition for the regulatory approval of the transfer, the Affiliated Entities were required to deposit $12.8 million into escrow accounts pending the resolution of certain matters, of which $7.3 million was released. During the first quarter of 2010, the Company was required to deposit an additional $2.5 million into the escrow accounts, of which $0.1 million has been released.

The Company paid charges related to early termination costs associated with certain contracts held by the Affiliated Entities. Additionally, the Company recorded accruals for employee related costs, including severance and one-time involuntary termination benefits that will be recognized ratably over the employees’ remaining service period.

The Company recognized charges related to the early termination and partial abandonment of certain lease arrangements offset by estimates for sub-lease efforts. The Company anticipates additional costs of approximately $1.9 million related to the abandonment of the remaining office space, which can not be fully estimated until the date of abandonment. The Company also recorded non-cash charges for the impairment of fixed assets associated with abandoned lease arrangements.

The following table summarizes the balance of accrued expenses and the changes in the accrued amounts as of and for the three months ended March 31, 2010 (in thousands):

	Accrued				Accrued	Cumulative	Total
	Balance at				Balance at	Costs	Expected
	December 31,	Costs			March 31,	Incurred	Restructuring
	2009	Incurred	Payments	Non-cash	2010	to Date	Costs

Severance and benefits	$2,759	$1,774	$(2,412)	$(456)	$1,665	$11,210	$11,525
Lease and contract termination fees	7,458	485	(1,519)	80	6,504	16,404	18,455
Asset impairments	—	195	—	(195)	—	20,119	20,177
Conversion and transfer costs	304	1,495	(397)	(1,128)	274	15,378	23,599

Total	$10,521	$3,949	$(4,328)	$(1,699)	$8,443	$63,111	$73,756

4.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company’s fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At March 31, 2010, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents — The Company’s cash equivalents include money market funds, which are short term in nature with readily determinable values derived from active markets.

Securities Segregated Under Federal and Other Regulations — The Company’s segregated accounts contain U.S. treasury securities that are short term in nature with readily determinable values derived from quoted prices in active markets.

Securities Owned and Securities Sold But Not Yet Purchased — The Company’s trading securities consist of house account model portfolios for the purpose of benchmarking the performance of its fee based advisory platforms and temporary positions resulting from the processing of client transactions. Examples of these securities include money market funds, U.S. treasuries, mutual funds, certificates of deposit, traded equity securities and debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At March 31, 2010, the Company did not adjust prices received from the independent third-party pricing services.

Other Assets — The Company’s other assets include deferred compensation plan assets that are invested in money market funds and mutual funds which are actively traded and valued based on quoted market prices in active markets.

Interest Rate Swaps — The Company’s interest rate swaps are not traded on a market exchange; therefore, the fair values are determined using externally developed valuation models which include assumptions about the London Interbank Offered Rate (“LIBOR”) yield curve at interim reporting dates as well as counterparty credit risk and the Company’s own non-performance risk.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

There have been no transfers of assets or liabilities between fair value measurement classifications during the three months ended March 31, 2010. The following tables summarize the Company’s financial assets and financial liabilities measured at fair value on a recurring basis (in thousands):

				Fair Value
	Level 1	Level 2	Level 3	Measurements

At March 31, 2010:
Assets
Cash equivalents	$152,683	$—	$—	$152,683
Securities segregated under federal and other regulations	308,387	—	—	308,387
Securities owned — trading:
Money market funds	177	—	—	177
Mutual funds	7,035	—	—	7,035
Equity securities	30	—	—	30
Debt securities	—	365	—	365
U.S. treasury obligations	7,799	—	—	7,799
Certificates of deposit	—	297	—	297

Total securities owned — trading	15,041	662	—	15,703

Other assets	14,874	—	—	14,874

Total assets at fair value	$490,985	$662	$—	$491,647

Liabilities
Securities sold but not yet purchased:
Mutual funds	$2,200	$—	$—	$2,200
Equity securities	19	—	—	19
Certificates of deposit	—	72	—	72
Debt securities	—	21	—	21

Total securities sold but not yet purchased	2,219	93	—	2,312

Interest rate swaps	—	14,250	—	14,250

Total liabilities at fair value	$2,219	$14,343	$—	$16,562

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

				Fair Value
	Level 1	Level 2	Level 3	Measurements

At December 31, 2009:
Assets
Cash equivalents	$223,665	$—	$—	$223,665
Securities segregated under federal and other regulations	279,579	—	—	279,579
Securities owned — trading:
Money market funds	181	—	—	181
Mutual funds	6,694	—	—	6,694
Equity securities	11	—	—	11
Debt securities	—	425	—	425
U.S. treasury obligations	7,797	—	—	7,797
Certificates of deposit	—	253	—	253

Total securities owned — trading	14,683	678	—	15,361

Other assets	12,739	—	—	12,739

Total assets at fair value	$530,666	$678	$—	$531,344

Liabilities
Securities sold but not yet purchased:
Mutual funds	$3,773	$—	$—	$3,773
U.S. treasury obligations	5	—	—	5
Equity securities	7	—	—	7
Certificates of deposit	—	123	—	123
Debt securities	—	95	—	95

Total securities sold but not yet purchased	3,785	218	—	4,003

Interest rate swaps	—	17,292	—	17,292

Total liabilities at fair value	$3,785	$17,510	$—	$21,295

5.	Held-to-Maturity Securities

The Company holds certain investments in securities including U.S. government notes. The Company has both the intent and the ability to hold these investments to maturity and classifies them as such. Interest income is accrued as earned. Premiums and discounts are amortized using a method that approximates the effective yield method over the term of the security and are recorded as an adjustment to the investment yield.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

The amortized cost, gross unrealized gains and fair value of securities held-to-maturity were as follows (in thousands):

		Gross
	Amortized	Unrealized
	Cost	Gains	Fair Value

At March 31, 2010:
U.S. government notes	$10,339	$55	$10,394

At December 31, 2009:
U.S. government notes	$10,354	$49	$10,403
Certificate of deposit	100	—	100

Total	$10,454	$49	$10,503

The maturities of securities held-to-maturity at March 31, 2010 were as follows (in thousands):

	Within 1 Year	1-2 Years	Total

U.S. government notes — at amortized cost	$3,763	$6,576	$10,339

U.S. government notes — at fair value	$3,780	$6,614	$10,394

6.	Intangible Assets

The components of intangible assets as of March 31, 2010 and December 31, 2009 are as follows (in thousands):

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

At March 31, 2010:
Definite-lived intangible assets:
Advisor and financial institution relationships	$458,424	$(97,869)	$360,555
Product sponsor relationships	231,930	(46,426)	185,504
Trust client relationships	2,630	(685)	1,945

Total definite-lived intangible assets	$692,984	$(144,980)	$548,004

Indefinite-lived intangible assets:
Trademark and trade name			39,819

Total intangible assets			$587,823

At December 31, 2009:
Definite-lived intangible assets:
Advisor and financial institution relationships	$458,424	$(91,586)	$366,838
Product sponsor relationships	231,930	(43,482)	188,448
Trust client relationships	2,630	(652)	1,978
Trademarks and trade names	457	(457)	—

Total definite-lived intangible assets	$693,441	$(136,177)	$557,264

Indefinite-lived intangible assets:
Trademark and trade name			39,819

Total intangible assets			$597,083

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

Total amortization expense of intangible assets was $9.3 million and $10.0 million for the three months ended March 31, 2010 and 2009, respectively. Amortization expense for each of the fiscal years ended December 2010 (remainder) through 2014 and thereafter is estimated as follows (in thousands):

2010 — remainder	$27,746
2011	36,840
2012	36,548
2013	35,927
2014	35,927
Thereafter	375,016

Total	$548,004

7.	Income Taxes

The Company’s effective income tax rate differs from the federal corporate tax rate of 35%, primarily as a result of state taxes, settlement contingencies and expenses that are not deductible for tax purposes. These items resulted in effective tax rates of 42.9% and 44.8% for the three months ended March 31, 2010 and 2009, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

8.	Indebtedness

Senior Secured Credit Facilities — Borrowings under the Company’s senior secured credit facilities bear interest at a base rate equal to either one, two, three, six, nine or twelve-month LIBOR plus the applicable margin, or an alternative base rate (“ABR”) plus the applicable margin. The ABR is equal to the greater of the prime rate or the effective federal funds rate plus 1/2 of 1.00%. The applicable margin on the senior secured term credit facilities could change depending on the Company’s credit rating. The senior secured credit facilities are subject to certain financial and nonfinancial covenants. As of March 31, 2010 and December 31, 2009, the Company was in compliance with such covenants. The Company may voluntarily repay outstanding loans under its senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Senior Unsecured Subordinated Notes — The Company has $550.0 million of senior unsecured subordinated notes due December 15, 2015. The notes bear interest at 10.75% per annum and interest payments are payable semiannually in arrears. The Company is not required to make mandatory redemption or sinking-fund payments with respect to the notes. The indenture underlying the senior unsecured subordinated notes contains various restrictions with respect to the issuer, including one or more restrictions relating to limitations on liens, sale and leaseback arrangements and funded debt of subsidiaries. The Company may voluntarily repurchase its senior unsecured subordinated notes at any time, pursuant to certain prepayment penalties.

Revolving Line of Credit — On January 25, 2010, the Company amended its senior secured credit facilities to increase the revolving credit facility from $100.0 million to $218.2 million, $10.0 million of which is being used to support the issuance of an irrevocable letter of credit for its subsidiary, The Private Trust Company, N.A. (“PTC”). As a result of the amendment, the Company paid $2.8 million in debt issuance costs, which have been capitalized in other assets within the unaudited condensed consolidated statements of financial condition and are being amortized as additional interest expense over the expected term of the related debt agreement. The Company also

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

extended the maturity of a $163.5 million tranche of the revolving facility to June 28, 2013, while the remaining $54.7 million tranche retains its original maturity date of December 28, 2011. The tranche maturing in 2013 is priced at LIBOR + 3.50% with a commitment fee of 0.75%. The tranche maturing in 2011 maintains its previous pricing of LIBOR + 2.00% with a commitment fee of 0.375%. There was no outstanding balance on the revolving line of credit at March 31, 2010 and December 31, 2009.

Bank Loans Payable — The Company maintains two uncommitted lines of credit. One line has an unspecified limit, and is primarily dependent on the Company’s ability to provide sufficient collateral. The other line has a $100.0 million limit and allows for both collateralized and uncollateralized borrowings. At March 31, 2010 there was a $40.0 million outstanding balance on the unsecured portion of one of the uncommitted lines of credit. The line was subsequently paid down in full on April 1, 2010. Both lines were utilized in 2009, however there were no balances outstanding at December 31, 2009.

The Company’s outstanding borrowings were as follows (in thousands):

		March 31, 2010			December 31, 2009
			Interest			Interest
	Maturity	Balance	Rate		Balance	Rate

Bank loans payable — unsecured	7/31/2010	$40,000	1.00%		$—
Senior secured term loan:
Unhedged	6/28/2013	417,117	2.04	%(1)	419,223	2.00	%(3)
Hedged with interest rate swaps	6/28/2013	400,000	2.04	%(2)	400,000	2.00	%(4)
Senior unsecured subordinated notes	12/15/2015	550,000	10.75%		550,000	10.75%

Total borrowings		1,407,117			1,369,223
Less current borrowings (maturities within 12 months)		48,424			8,424

Long-term borrowings — net of current portion		$1,358,693			$1,360,799

(1)	As of March 31, 2010, the variable interest rate for the unhedged portion of the senior secured term loan is based on the three-month LIBOR of 0.29%, plus the applicable interest rate margin of 1.75%.

(2)	As of March 31, 2010, the variable interest rate for the hedged portion of the senior secured term loan is based on the three-month LIBOR of 0.29%, plus the applicable interest rate margin of 1.75%.

(3)	As of December 31, 2009, the variable interest rate for the unhedged portion of the senior secured term loan is based on the three-month LIBOR of 0.25% plus the applicable interest rate margin of 1.75%.

(4)	As of December 31, 2009, the variable interest rate for the hedged portion of the senior secured term loan is based on the three-month LIBOR of 0.25%, plus the applicable interest rate margin of 1.75%.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

The following summarizes borrowing activity in the revolving and uncommitted line of credit facilities (in thousands):

	Three Months Ended
	March 31,
	2010	2009

Average balance outstanding	$8,168	$90,000
Weighted-average interest rate	1.16%	2.45%

The minimum calendar year payments and maturities of borrowings as of March 31, 2010 are as follows (in thousands):

	Senior	Senior	Total
	Secured	Unsecured	Amount

2010 — remainder	$6,318	$—	$6,318
2011	8,424	—	8,424
2012	8,424	—	8,424
2013	793,951	—	793,951
2014	—	—	—
Thereafter	—	550,000	550,000

Total	$817,117	$550,000	$1,367,117

9.	Interest Rate Swaps

An interest rate swap is a financial derivative instrument whereby two parties enter into a contractual agreement to exchange payments based on underlying interest rates. The Company uses interest rate swap agreements to hedge the variability on its floating rate senior secured term loan. The Company is required to pay the counterparty to the agreement fixed interest payments on a notional balance and in turn, receives variable interest payments on that notional balance. Payments are settled quarterly on a net basis.

The following table summarizes information related to the Company’s interest rate swaps as of March 31, 2010 (in thousands):

		Variable
Notional	Fixed	Receive	Fair	Maturity
Balance	Pay Rate	Rate(1)	Value	Date

$70,000	3.43%	0.29%	$(550)	June 30, 2010
120,000	4.79%	0.29%	(1,352)	June 30, 2010
145,000	4.83%	0.29%	(7,384)	June 30, 2011
65,000	4.85%	0.29%	(4,964)	June 30, 2012

$400,000			$(14,250)

(1)	The variable receive rate reset on the last day of the period, based on the applicable three-month LIBOR. The effective rate from December 31, 2009 through March 30, 2010 was 0.25%. As of March 31, 2010, the effective rate was 0.29%.

The interest rate swap agreements qualify for hedge accounting and have been designated as cash flow hedges against specific payments due on the Company’s senior secured term loan. As of

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

March 31, 2010, the Company assessed the interest rate swap agreements as being highly effective and expects them to continue to be highly effective. Accordingly, the changes in fair value of the interest rate swaps have been recorded as other comprehensive loss, with the fair value included as a liability on the Company’s unaudited condensed consolidated statements of financial condition. The Company has reclassified $4.3 million and $3.9 million from other comprehensive loss as additional interest expense for the three months ended March 31, 2010 and 2009, respectively. Based on current interest rate assumptions and assuming no additional interest rate swap agreements are entered into, the Company expects to reclassify $17.2 million or $9.8 million after tax, from other comprehensive loss as additional interest expense over the next 12 months.

10.	Commitments and Contingencies

Leases — The Company leases certain office space and equipment at its headquarter locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Service Contracts — The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings. One agreement, for clearing services, contains no minimum annual purchase commitment, but the agreement provides for certain penalties should the Company fail to maintain a certain threshold of client accounts.

Future minimum payments under leases, lease commitments and other non-cancellable contractual obligations with remaining terms greater than one year as of March 31, 2010 are as follows (in thousands):

Years ending December 31
2010 — remainder	$22,152
2011	30,144
2012	23,469
2013	15,410
2014	8,765
Thereafter	15,065

Total(1)	$115,005

(1)	Minimum payments have not been reduced by minimum sublease rental income of $0.5 million due in the future under noncancellable subleases.

Total rental expense for all operating leases was approximately $4.4 million and $5.3 million for the three months ended March 31, 2010 and 2009, respectively.

Guarantees — The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company’s subsidiaries provide guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company’s liability under these arrangements is not quantifiable and may exceed the cash and

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments — From time to time, the Company makes loans to its advisors, primarily to newly recruited advisors to assist in the transition process. Due to timing differences, the Company may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including but not limited to the financial advisor joining the Company, and may be forgivable. The Company had no significant unfunded commitments at March 31, 2010 and December 31, 2009.

Litigation — The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company recognizes a legal liability when it believes it is probable a liability has occurred and the amount can be reasonably estimated. Defense costs are expensed as incurred and classified as professional services within the unaudited condensed consolidated statements of income. When there is indemnification or insurance, the Company may engage in defense of settlement and subsequently seek reimbursement for such matters.

In connection with various acquisitions, and pursuant to the purchase and sale agreements, the Company has received third-party indemnification for certain legal proceedings and claims. These matters have been defended and paid directly by the indemnifying party.

On October 1, 2009, LPL Holdings, Inc., a subsidiary of the Company, received written notice from a third-party indemnitor under a certain purchase and sale agreement asserting that it is no longer obligated to indemnify the Company for certain claims under the provisions of the purchase and sale agreement. The Company believes that this assertion is without merit and has commenced litigation to enforce its indemnity rights. Additionally, the Company may settle certain legal claims before they are resolved with the indemnifying party.

The Company believes, based on the information available at this time, after consultation with counsel, consideration of insurance, if any, and the indemnifications provided by the third-party indemnitors, notwithstanding the assertions by an indemnifying party noted in the preceding paragraph, that the outcome of such matters will not have a material adverse impact on unaudited condensed consolidated statements of financial condition, income or cash flows.

Other Commitments — As of March 31, 2010, the Company had received collateral primarily in connection with client margin loans with a market value of approximately $311.6 million, which it can sell or repledge. Of this amount, approximately $157.7 million has been pledged or sold as of March 31, 2010; $136.5 million was pledged to banks in connection with unutilized secured margin lines of credit, $12.8 million was pledged with client-owned securities to the Options Clearing Corporation, and $8.4 million was loaned to the Depository Trust Company (“DTC”) through participation in its Stock Borrow Program. As of December 31, 2009, the Company had received collateral primarily in connection with client margin loans with a market value of approximately $227.9 million, which it can sell or repledge. Of this amount, approximately $158.8 million has been pledged or sold as of December 31, 2009; $141.6 million was pledged to banks in connection with unutilized secured margin lines of credit, $10.0 million was pledged with client-owned securities to the Options Clearing Corporation, and $7.2 million was loaned to the DTC through participation in its Stock Borrow Program.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

In August of 2007, pursuant to agreements with a large global insurance company, LPL Financial began providing brokerage, clearing and custody services on a fully disclosed basis; offering its investment advisory programs and platforms; and providing technology and additional processing and related services to its advisors and their clients. The terms of the agreements are five years, subject to additional 24-month extensions. Termination fees may be payable by a terminating or breaching party depending on the specific cause of termination.

11.	Share-Based Compensation

Certain employees, advisors, officers and directors who contribute to the success of the Company participate in various stock option plans. In addition, certain financial institutions participate in a warrant plan. Stock options and warrants generally vest in equal increments over a three- to five-year period and expire on the 10th anniversary following the date of grant.

The Company recognizes share-based compensation expense related to employee stock option awards based on the grant date fair value over the requisite service period of the award, which generally equals the vesting period. The Company recognized $2.5 million and $1.2 million of share-based compensation related to the vesting of employee stock option awards during the three months ended March 31, 2010 and 2009, respectively. As of March 31, 2010, total unrecognized compensation cost related to non-vested share-based compensation arrangements granted was $29.9 million, which is expected to be recognized over a weighted-average period of 3.77 years.

The Company recognizes share-based compensation expense for stock options and warrants awarded to its advisors and financial institutions based on the fair value of awards at each interim reporting period. The Company recognized $0.6 million and $0.2 million of share based compensation during the three months ended March 31, 2010 and 2009, respectively, related to the vesting of stock options and warrants awarded to its advisors and financial institutions. As of March 31, 2010, total unrecognized compensation cost related to non-vested share-based compensation arrangements granted was $12.2 million for advisors and financial institutions, which is expected to be recognized over a weighted-average period of 4.11 years.

The following table presents the weighted-average assumptions used by the Company in calculating the fair value of its stock options and warrants with the Black-Scholes valuation model that have been granted during the three months ended March 31, 2010 and 2009:

	2010	2009

Expected life (in years)	6.51	8.81
Expected stock price volatility	50.32%	48.67%
Expected dividend yield	—	—
Annualized forfeiture rate	4.99%	3.00%
Fair value of options	$12.34	$10.40
Risk-free interest rate	2.79%	2.45%

The risk-free interest rates are based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. The dividend yield of zero is based on the fact that the Company has no present intention to pay cash dividends. The Company estimates the expected term for its employee option awards using the simplified method in accordance with Staff Accounting Bulletin 110, Certain Assumptions Used in Valuation Methods, because the Company does not have sufficient relevant historical information to develop reasonable expectations about future exercise patterns. The Company estimates the expected term for stock options and warrants awarded to advisors and financial institutions using the contractual term. Expected volatility is calculated based on companies

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

of similar growth and maturity and the Company’s peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data. The Company will continue to use peer group volatility information until historical volatility of the Company is available to measure expected volatility for future grants. In the future, as the Company gains historical data for volatility of its own stock and the actual term over which stock options and warrants are held expected volatility and the expected term may change, which could substantially change the grant-date fair value of future awards of stock options and warrants and, ultimately, compensation recorded on future grants.

The Company has assumed an annualized forfeiture rate for its stock options and warrants based on a combined review of industry and employee turnover data, as well as an analytical review performed of historical pre-vesting forfeitures occurring over the previous year. The Company records additional expense if the actual forfeiture rate is lower than estimated and records a recovery of prior expense if the actual forfeiture is higher than estimated.

The following table summarizes the Company’s activity in its stock option and warrant plans for the three months ended March 31, 2010:

			Weighted-Average
			Remaining	Aggregate
	Number of	Weighted-Average	Contractual	Intrinsic
	Shares	Exercise Price	Term (Years)	Value
				(In thousands)

Outstanding — December 31, 2009	22,702,469	$6.99
Granted	68,776	23.41
Exercised	(397)	22.82
Forfeited	(60,058)	23.30

Outstanding — March 31, 2010	22,710,790	$7.00	4.76	$472,708

Exercisable — March 31, 2010	18,221,524	$3.05	3.74	$451,193

The following table summarizes information about outstanding stock option and warrant awards:

	Outstanding			Exercisable
		Weighted-	Weighted-		Weighted-
	Total	Average	Average		Average
	Number of	Remaining	Exercise	Number of	Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price

At March 31, 2010:
$1.07 — $2.38	17,185,660	3.50	$1.74	17,185,660	$1.74
$10.30 — $19.74	948,799	8.65	18.30	198,876	16.74
$21.60 — $22.08	2,209,650	9.18	22.02	124,499	21.60
$23.02 — $27.80	2,366,681	8.24	26.58	712,489	27.49

	22,710,790	4.76	$7.00	18,221,524	$3.05

2008 Nonqualified Deferred Compensation Plan

On November 19, 2008, the Company established an unfunded, unsecured deferred compensation plan to permit employees and former employees that hold non-qualified stock options issued under the 2005 Stock Option Plan for Incentive Stock Options and 2005 Stock Option Plan for Non-qualified Stock Options that were to expire in 2009 and 2010, to receive stock units under the

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

2008 Nonqualified Deferred Compensation Plan. Stock units represent the right to receive one share of common stock. Distribution will occur at the earliest of (a) a date in 2012 to be determined by the Board of Directors; (b) a change in control of the Company; or (c) death or disability of the participant. Issuance of stock options for stock units, which occurred in December 2008, is not taxable for federal and state income tax purposes until the participant receives a distribution under the deferred compensation plan. At March 31, 2010, the Company had 2,823,452 stock units outstanding under the 2008 Nonqualified Deferred Compensation Plan.

2000 Stock Bonus Plan

The Company’s advisors participate in the fifth amended and restated 2000 Stock Bonus Plan (the “Stock Bonus Plan”), which provided for the grant and allocation of bonus credits. Each bonus credit represented the right to receive shares of common stock. Participation in the Stock Bonus Plan was dependent upon meeting certain eligibility criteria, and bonus credits were allocated to eligible participants based on certain performance metrics, including amount and type of commissions, as well as tenure. Bonus credits vested annually in equal increments over a three-year period and expired on the tenth anniversary following the date of grant. Unvested bonus credits held by advisors who terminated prior to vesting were forfeited and reallocated to other advisors eligible under the plan. In 2008, the Company amended and restated its Stock Bonus Plan to provide its advisors with physical ownership of common stock of the Company. Consequently, on December 28, 2008, the Company issued 7,423,973 restricted shares. These restricted shares are entitled to vote but may not be sold, assigned or transferred and are not entitled to receive dividends or non-cash distributions, until either a sale of the Company that constitutes a change in control or an initial public offering.

The Company accounts for restricted shares granted to its advisors by measuring such grants at their then-current lowest aggregate value. Since the value is contingent upon the Company’s decision to sell itself or issue its common stock to the public through a registered initial public offering, the current aggregate value will be zero until such event occurs. Upon the occurrence of such an event, the Company will record the par value, additional paid in capital and expense based on the number of restricted shares under the stock bonus plan multiplied by the fair market value determined at the event date.

Director Restricted Stock Plan

In March 2010, the Company established a Director Restricted Stock Plan (the “Director Plan”). Eligible participants include non-employee directors who are in a position to make a significant contribution to the success of the Company. Restricted stock awards vest on the second anniversary of the date of grant and upon termination of service, unvested awards shall immediately be forfeited. On March 15, 2010, the Company issued 6,408 restricted stock awards to certain of its directors at a fair value of $23.41 per share. A summary of the status of the Company’s restricted stock awards under the Director Plan as of and for the three months ending March 31, 2010 is as follows:

Weighted Average
	Number of	Grant-Date
	Shares	Fair Value

Nonvested at January 1, 2010	—	$—
Granted	6,408	23.41
Vested	—	—
Forfeited	—	—

Nonvested at March 31, 2010	6,408	$23.41

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

The Company accounts for restricted stock awards granted to its non-employee directors by measuring such awards at their grant date fair value. Share-based compensation expense is recognized ratably over the requisite service period, which generally equals the vesting period. As of March 31, 2010, total unrecognized compensation cost was $0.2 million, which is expected to be recognized over a weighted-average remaining period of 1.96 years.

12.	Earnings per Share

In calculating earnings per share using the two-class method, the Company is required to allocate a portion of its earnings to employees that hold stock units that contain non-forfeitable rights to dividends or dividend equivalents under its 2008 Nonqualified Deferred Compensation Plan. Basic earnings per share is computed by dividing income less earnings attributable to employees that hold stock units under the 2008 Nonqualified Deferred Compensation Plan by the basic weighted average number of shares outstanding. Diluted earnings per share is computed in a manner similar to basic earnings per share, except the weighted average number of shares outstanding is increased to include the dilutive effect of outstanding stock options, warrants and other stock-based awards.

A reconciliation of the income used to compute basic and diluted earnings per share for the periods noted was as follows:

	For the Three Months Ended March 31,
	2010	2009
	(In thousands)

Basic earnings per share:
Net income, as reported	$25,554	$14,797
Less: allocation of undistributed earnings to stock units	(414)	(380)

Net income, for computing basic earnings per share	$25,140	$14,417

Diluted earnings per share:
Net income, as reported	$25,554	$14,797
Less: allocation of undistributed earnings to stock units	(364)	(337)

Net income, for computing diluted earnings per share	$25,190	$14,460

A reconciliation of the weighted average number of shares outstanding used to compute basic and diluted earnings per share for the periods noted was as follows:

	For the Three Months Ended March 31,
	2010	2009
	(In thousands)

Basic weighted average number of shares outstanding	86,800	86,542
Dilutive common share equivalents	12,145	11,417

Diluted weighted average number of shares outstanding	98,945	97,959

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

Basic and diluted earnings per share for the periods noted was as follows:

	For the Three Months Ended March 31,
	2010	2009

Basic earnings per share	$0.29	$0.17
Diluted earnings per share	$0.25	$0.15

13.	Related Party Transactions

Alix Partners, LLP (“Alix Partners”), a company majority-owned by one of the Company’s majority stockholders, provides LPL Financial services pursuant to an agreement for interim management and consulting. The Company paid $0.6 million to AlixPartners during the three months ended March 31, 2009.

One of the Company’s majority stockholders owns a minority interest in Artisan Partners Limited Partnership (“Artisan”), which pays fees in exchange for product distribution and record-keeping services. During the three months ended March 31, 2010 and 2009, the Company earned $0.6 million and $0.3 million, respectively, in fees from Artisan. Additionally, as of March 31, 2010 and December 31, 2009, Artisan owed the Company $0.6 million and $0.5 million, respectively, which is included in receivables from product sponsors, broker-dealers and clearing organizations on the unaudited condensed consolidated statements of financial condition.

American Beacon Advisor, Inc. (“Beacon”), a company majority-owned by one of the Company’s majority stockholders, pays fees in exchange for product distribution and record-keeping services. During the three months ended March 31, 2010 and 2009, the Company earned $0.1 million and, $0.1 million, respectively, in fees from Beacon. Additionally, as of March 31, 2010 and December 31, 2009, Beacon owed the Company $0.1 million and $0.1 million, respectively, which is included in receivables from product sponsors, broker-dealers and clearing organizations on the unaudited condensed consolidated statements of financial condition.

One of the Company’s majority stockholders owns a minority interest in XOJET, Inc. (“XOJET”), which provides chartered aircraft services. The Company paid $0.1 million to XOJET during the three months ended March 31, 2010.

Certain entities affiliated with SunGard Data Systems Inc. (“SunGard”), a company majority-owned by one of the Company’s majority stockholders, provide data center recovery services. The Company paid $0.1 million to SunGard during the three months ended March 31, 2010.

Blue Frog Solutions, Inc. (“Blue Frog”), a privately held technology company in which the Company holds an equity interest, provides software licensing for annuity order entry and compliance. The Company paid $0.7 million and $0.5 million to Blue Frog for such services during the three months ended March 31, 2010 and 2009, respectively.

In conjunction with the acquisition of UVEST Financial Services Group, Inc. (“UVEST”), the Company made full-recourse loans to certain members of management (also selling stockholders), most of whom are now stockholders of the Company. In February 2010, the Company forgave approximately $0.4 million to a stockholder. As of March 31, 2010 and December 31, 2009, outstanding stockholder loans, which are reported as a deduction from stockholders’ equity, were approximately $0.1 million and $0.5 million, respectively.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

14.	Net Capital/Regulatory Requirements

The Company’s registered broker-dealers are subject to the SEC’s Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined. Net capital is calculated for each broker-dealer subsidiary individually. Excess net capital of one broker-dealer subsidiary may not be used to offset a net capital deficiency of another broker-dealer subsidiary. Net capital and the related net capital requirement may fluctuate on a daily basis.

Net capital and net capital requirements for the Company’s broker-dealer subsidiaries as of March 31, 2010 are presented in the following table (in thousands):

		Minimum Net	Excess Net
	Net Capital	Capital Required	Capital

LPL Financial Corporation	$102,639	$6,646	$95,993
UVEST Financial Services Group, Inc.	10,874	1,656	9,218

Total	$113,513	$8,302	$105,211

In connection with the consolidation of the Affiliated Entities; Associated, MSC and WFG have ceased operations but continue to be required to meet certain regulatory requirements until such time that their broker-dealer license withdrawals are complete. At March 31, 2010, Associated, MSC and WFG had net capital of $3.0 million, $14.7 million and $1.8 million, respectively, which was $2.8 million, $14.4 million and $1.7 million, respectively, in excess of their minimum net capital requirements.

LPL Financial is a clearing broker-dealer and UVEST is an introducing broker-dealer. Prior to the cessation of operations, Associated, MSC and WFG were introducing broker-dealers.

PTC is also subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s unaudited condensed consolidated financial statements. As of March 31, 2010 and December 31, 2009, the Company and PTC have met all capital adequacy requirements to which it is subject.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and financial advisor related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

15.	Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

LPL Financial’s client securities activities are transacted on either a cash or margin basis. In margin transactions, LPL Financial extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. As clients write options contracts or sell securities short, LPL Financial may incur losses if the clients do not

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

fulfill their obligations and the collateral in the clients’ accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, LPL Financial monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

LPL Financial is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligation to LPL Financial. Clients are required to complete their transactions on the settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, LPL Financial may incur losses. LPL Financial has established procedures to reduce this risk by generally requiring that clients deposit cash and/or securities into their account prior to placing an order.

LPL Financial may at times maintain inventories in equity securities on both a long and short basis that are recorded on the unaudited condensed consolidated statements of financial condition at market value. While long inventory positions represent LPL Financial’s ownership of securities, short inventory positions represent obligations of LPL Financial to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to LPL Financial as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by LPL Financial.

UVEST is engaged in buying and selling securities and other financial instruments for clients of advisors and financial institutions. Such transactions are introduced and cleared through a third-party clearing firm on a fully disclosed basis. While introducing broker-dealers generally have less risk than clearing firms, their clearing agreements expose them to credit risk in the event that their clients don’t fulfill contractual obligations with the clearing broker-dealer.

The Affiliated Entities were engaged in buying and selling securities and other financial instruments for clients of advisors. Such transactions were introduced and cleared through a third-party clearing firm on a fully disclosed basis. These firms no longer conduct such activities. The registered representatives and their client accounts have either transitioned or are in the process of transitioning to LPL Financial or to new firms.

16.	Subsequent Events

On May 24, 2010, the Company entered into a Third Amended and Restated Credit Agreement (the “Amended Credit Agreement”). The Amended Credit Agreement amends and restates the Company’s Second Amended and Restated Credit Agreement, dated as of June 18, 2007. Pursuant to the Amended Credit Agreement, the Company has established a new term loan tranche of $580.0 million maturing on June 28, 2017 (the “2017 Term Loans”). The Company also extended the maturity of a $500.0 million tranche of its term loan facility to June 25, 2015 (the “2015 Term Loans”), with the remaining $317.1 million tranche of the term loan facility maturing on the original maturity date of June 28, 2013 (the “2013 Term Loans”).

The applicable margin for borrowings with respect to the (a) 2013 Term Loans is currently 0.75% for base rate borrowings and 1.75% for LIBOR borrowings; (b) 2015 Term Loans is currently 1.75% for base rate borrowings and 2.75% for LIBOR borrowings, and (c) 2017 Term Loans is currently 2.75% for base rate borrowings and 3.75% for LIBOR borrowings. The applicable margin on the 2013 Term Loans could change depending on the Company’s credit rating. The LIBOR Rate with respect to the 2015 Term Loans and the 2017 Term Loans shall in no event be less than 1.50%.

On May 24, 2010, the Company gave notice of redemption of all of its outstanding Senior Subordinated Notes due 2015 (the “2015 Notes”), representing an aggregate principal amount of $550.0 million. The redemption price of the 2015 Notes was 105.375% of the outstanding aggregate

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

principal amount, or approximately $29.6 million, plus accrued and unpaid interest thereon up to but not including June 22, 2010 (the “Redemption Date”). The Company redeemed the 2015 Notes on the Redemption Date using the proceeds from the new term loan tranche under its Amended Credit Agreement and additional cash on hand. The aggregate cash payment for the redemption, including accrued interest was approximately $610.4 million. The Company also recorded a pre-tax charge of $37.9 million in its consolidated statement of income in the second quarter of 2010 for the redemption of the 2015 Notes. This charge includes $29.6 million premium paid to redeem the 2015 Notes, $6.9 million in unamortized debt issuance costs associated with the 2015 Notes, and $1.4 million in legal and other costs associated with the issuance of the new term loan tranche.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
LPL Investment Holdings Inc.
Boston, Massachusetts

We have audited the accompanying consolidated statements of financial condition of LPL Investment Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LPL Investment Holdings Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Costa Mesa, California
March 9, 2010
(June 4, 2010 as to Note 16 and July 9, 2010 as to Note 22)

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Income

For the Years Ended December 31, 2009, 2008 and 2007
(Dollars in thousands, except per share data)

	2009	2008	2007

REVENUES:
Commissions	$1,477,655	$1,640,218	$1,470,285
Advisory fees	704,139	830,555	738,938
Asset-based fees	272,893	352,293	260,935
Transaction and other fees	255,574	240,486	184,604
Interest income, net of interest expense	20,545	33,684	35,677
Other	18,699	19,113	26,135

Total net revenues	2,749,505	3,116,349	2,716,574

EXPENSES:
Commissions and advisory fees	1,872,478	2,132,050	1,908,666
Compensation and benefits	270,436	343,171	257,200
Depreciation and amortization	108,296	100,462	78,748
Promotional	61,451	99,707	64,302
Restructuring charges	58,695	14,966	—
Occupancy and equipment	50,475	58,752	43,419
Professional services	38,071	31,492	31,478
Communications and data processing	36,194	39,967	27,822
Brokerage, clearing and exchange	32,101	30,998	26,806
Regulatory fees and expenses	23,217	21,747	17,939
Travel and entertainment	9,008	14,782	14,935
Other	15,294	17,558	13,931

Total operating expenses	2,575,716	2,905,652	2,485,246
Interest expense from senior credit facilities, subordinated notes and revolving line of credit	100,922	115,558	122,817
Loss on equity method investment	300	2,374	678

Total expenses	2,676,938	3,023,584	2,608,741

INCOME BEFORE PROVISION FOR INCOME TAXES	72,567	92,765	107,833
PROVISION FOR INCOME TAXES	25,047	47,269	46,764

NET INCOME	$47,520	$45,496	$61,069

EARNINGS PER SHARE (Note 16):
Basic	$0.54	$0.53	$0.72
Diluted	$0.47	$0.45	$0.62

See notes to consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

As of December 31, 2009 and 2008
(Dollars in thousands, except par value)

	2009	2008

ASSETS
Cash and cash equivalents	$378,594	$219,239
Cash and securities segregated under federal and other regulations	288,608	341,575
Receivables from:
Clients, net of allowance of $792 at December 31, 2009 and $972 at December 31, 2008	257,529	295,797
Product sponsors, broker-dealers and clearing organizations	171,900	231,400
Others, net of allowances of $6,159 at December 31, 2009 and $4,076 at December 31, 2008	139,317	93,771
Securities owned:
Trading	15,361	10,811
Held-to-maturity	10,454	10,504
Securities borrowed	4,950	604
Fixed assets, net of accumulated depreciation and amortization of $239,868 at December 31, 2009 and $185,537 at December 31, 2008	101,584	161,760
Debt issuance costs, net of accumulated amortization of $15,724 at December 31, 2009 and $11,981 at December 31, 2008	16,542	19,927
Goodwill	1,293,366	1,293,366
Intangible assets, net of accumulated amortization of $136,177 at December 31, 2009 and $106,563 at December 31, 2008	597,083	654,703
Other assets	61,648	48,322

Total assets	$3,336,936	$3,381,779

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Drafts payable	$125,767	$154,431
Revolving line of credit	—	90,000
Payables to clients	493,943	463,011
Payables to broker-dealers and clearing organizations	18,217	21,734
Accrued commissions and advisory fees payable	110,040	100,327
Accounts payable and accrued liabilities	129,898	120,882
Income taxes payable	24,226	12,281
Unearned revenue	45,844	36,658
Interest rate swaps	17,292	25,417
Securities sold but not yet purchased — at market value	4,003	3,910
Senior credit facilities and subordinated notes	1,369,223	1,377,647
Deferred income taxes — net	147,608	185,169

Total liabilities	2,486,061	2,591,467

COMMITMENTS AND CONTINGENCIES (Notes 14 and 20)
STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value; 200,000,000 shares authorized; 94,214,762 shares issued and outstanding at December 31, 2009 of which 7,423,973 are restricted, and 93,967,967 shares issued and outstanding at December 31, 2008 of which 7,423,973 are restricted	87	87
Additional paid-in capital	679,277	670,897
Stockholder loans	(499)	(936)
Accumulated other comprehensive loss	(11,272)	(15,498)
Retained earnings	183,282	135,762

Total stockholders’ equity	850,875	790,312

Total liabilities and stockholders’ equity	$3,336,936	$3,381,779

See notes to consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2009, 2008 and 2007
(Dollars in thousands)

				Accumulated
		Additional		Other		Total
	Common	Paid-In	Stockholder	Comprehensive	Retained	Stockholders’
	Stock	Capital	Loans	Income (Loss)	Earnings	Equity

BALANCE — December 31, 2006	$83	$591,254	$—	$1,938	$33,642	$626,917

Comprehensive income:
Net income					61,069	61,069
Unrealized loss on interest rate swaps, net of tax benefit of $5,573				(8,450)		(8,450)

Total comprehensive income						52,619
Cumulative effect of change in accounting principle upon adoption of new tax guidance, net of tax benefit of $2,101					(4,445)	(4,445)
Stockholder loans			(1,242)			(1,242)
Tax benefit from stock options exercised		191				191
Exercise of stock options		52				52
Share-based compensation		2,160				2,160
Issuance of common stock for acquisitions	3	70,911				70,914

BALANCE — December 31, 2007	$86	$664,568	$(1,242)	$(6,512)	$90,266	$747,166

Comprehensive income:
Net income					45,496	45,496
Unrealized loss on interest rate swaps, net of tax benefit of $5,596				(8,986)		(8,986)

Total comprehensive income						36,510
Stockholder loans			306			306
Tax benefit from stock options exercised		668				668
Exercise of stock options	1	585				586
Share-based compensation		4,859				4,859
Issuance of 143,884 shares of common stock		4,000				4,000
Repurchase of 136,470 shares of common stock		(3,783)				(3,783)

BALANCE — December 31, 2008	$87	$670,897	$(936)	$(15,498)	$135,762	$790,312

Comprehensive income:
Net income					47,520	47,520
Unrealized gain on interest rate swaps, net of tax expense of $3,899				4,226		4,226

Total comprehensive income						51,746
Stockholder loans			437			437
Exercise of stock options		290				290
Tax benefit from stock options exercised		147				147
Share-based compensation		8,124				8,124
Repurchase of 10,000 shares of common stock		(181)				(181)

BALANCE — December 31, 2009	$87	$679,277	$(499)	$(11,272)	$183,282	$850,875

See notes to consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007
(Dollars in thousands)

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$47,520	$45,496	$61,069
Adjustments to reconcile net income to net cash provided by operating activities:
Noncash items:
Benefits received from retention plans	—	4,347	8,293
Depreciation and amortization	108,296	100,462	78,748
Amortization of debt issuance costs	3,757	3,742	3,675
Impairment of fixed assets	1,288	—	—
Loss on disposal of fixed assets	329	47	129
Share-based compensation	8,124	4,859	2,160
Provision for bad debts	3,319	3,471	3,142
Deferred income tax provision	(41,460)	(26,138)	(21,320)
Loss on equity method investment	300	2,374	678
Impairment of intangible assets	18,636	—	—
Lease abandonment	6,612	—	—
Loan forgiveness	2,072	—	—
Other	(647)	1,815	561
Mortgage loans held for sale:
Originations of loans	—	—	(114,755)
Proceeds from sale of loans	—	—	120,193
Gain on sale of loans	—	—	(1,061)
Changes in operating assets and liabilities:
Cash and securities segregated under federal and other regulations	52,967	(145,764)	(143,633)
Receivables from clients	38,268	114,833	(85,024)
Receivables from product sponsors, broker-dealers and clearing organizations	59,500	(71,247)	(52,508)
Receivables from others	(50,937)	423	(37,109)
Securities owned	(3,832)	2,542	(3,771)
Securities borrowed	(4,346)	8,434	3,648
Other assets	(8,061)	(6,687)	(6,103)
Drafts payable	(28,664)	27,287	22,257
Payables to clients	30,932	56,334	112,103
Payables to broker-dealers and clearing organizations	(3,517)	(26,191)	17,570
Accrued commissions and advisory fees payable	9,713	(26,257)	16,442
Accounts payable and accrued liabilities	(236)	26,628	13,750
Income taxes payable	11,945	1,633	475
Unearned revenue	9,186	(4,239)	8,432
Securities sold but not yet purchased	93	(8,927)	2,031

Net cash provided by operating activities	271,157	89,277	10,072

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(8,313)	(62,812)	(71,294)
Proceeds from disposal of fixed assets	200	—	41
Purchase of securities classified as held-to-maturity	(3,746)	(7,732)	(5,493)
Proceeds from maturity of securities classified as held-to-maturity	3,700	7,600	5,604
Purchase of equity method investment	—	—	(5,000)

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)
(Dollars in thousands)

	2009	2008	2007

Proceeds from the sale of equity investment	31	—	—
Deposits of restricted cash	(12,759)	—	—
Release of restricted cash	7,163	—	—
Purchase of intangible assets	—	—	(3,444)
Acquisitions, net of existing cash balance	—	(13,258)	(88,689)

Net cash used in investing activities	(13,724)	(76,202)	(168,275)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayment of) proceeds from revolving line of credit	$(90,000)	$25,000	$65,000
Repayment of senior credit facilities	(8,424)	(8,424)	(8,304)
Proceeds from senior credit facilities	—	—	50,000
Payment of debt amendment costs	(372)	—	(936)
Excess tax benefit related to stock options exercised	147	668	191
Loans to stockholders	—	—	(1,242)
Repayment of stockholder loans	462	114	—
Proceeds from stock options exercised	290	586	52
Issuance of common stock	—	4,000	—
Repurchase of common stock	(181)	(3,783)	—
Proceeds from warehouse lines of credit	—	—	114,781
Repayment of warehouse lines of credit	—	—	(118,499)

Net cash (used in) provided by financing activities	(98,078)	18,161	101,043

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	159,355	31,236	(57,160)
CASH AND CASH EQUIVALENTS — Beginning of year	219,239	188,003	245,163

CASH AND CASH EQUIVALENTS — End of year	$378,594	$219,239	$188,003

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$101,128	$116,581	$124,382

Income taxes paid	$54,919	$71,487	$66,079

NONCASH DISCLOSURES:
Capital expenditures purchased through short-term credit	$2,640	$1,294

Increase (decrease) in unrealized gain (loss) on interest rate swaps, net of tax expense (benefit)	$4,226	$(8,986)	$(8,450)

Income taxes payable recorded as a cumulative effect of change in accounting principle upon the adoption of new tax guidance, net of tax benefit			$(4,445)

Acquisitions:
Fair value of assets acquired		$17,556	$322,057
Cash paid for common stock acquired		—	(167,071)
Additional consideration for post-closing payments		(13,258)	—
Common stock issued for acquisitions		—	(68,552)

Liabilities assumed		$4,298	$86,434

Common stock issued to acquire intangible assets			$1,118

Common stock issued to satisfy accrued liability			$1,244

See notes to consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	Organization and Description of the Company

LPL Investment Holdings Inc. (“LPLIH”), a Delaware holding corporation, together with its consolidated subsidiaries (collectively, the “Company”) provides an integrated platform of proprietary technology, brokerage and investment advisory services to independent financial advisors and financial advisors at financial institutions (collectively “advisors”) in the United States of America. Through its proprietary technology, custody and clearing platforms, the Company provides access to diversified financial products and services enabling its advisors to offer independent financial advice and brokerage services to retail investors (their “clients”).

On December 28, 2005, LPL Holdings, Inc. (“LPLH”), and its subsidiaries were acquired through a merger transaction with BD Acquisition Inc., a wholly owned subsidiary of LPLIH (previously named BD Investment Holdings, Inc.). LPLIH was formed by investment funds affiliated with TPG Capital, and Hellman & Friedman LLC (collectively, the “Majority Holders”). The acquisition was accomplished through the merger of BD Acquisition, Inc. with and into LPLH, with LPLH being the surviving entity (the “Acquisition”). The Acquisition was financed by a combination of borrowings under the Company’s senior credit facilities, the issuance of senior unsecured subordinated notes and direct and indirect equity investments from the Majority Holders, co-investors, management and the Company’s advisors.

Description of Our Subsidiaries — LPLH, a Massachusetts holding corporation, owns 100% of the issued and outstanding common stock of LPL Financial Corporation (“LPL Financial”), UVEST Financial Services Group, Inc. (“UVEST”), LPL Independent Advisor Services Group LLC (“IASG”), Independent Advisers Group Corporation (“IAG”) and LPL Insurance Associates, Inc. (“LPLIA”). LPLH is also the majority stockholder in PTC Holdings, Inc. (“PTCH”), and owns 100% of the issued and outstanding voting common stock. As required by the Office of the Comptroller of the Currency, members of the Board of Directors of PTCH own shares of nonvoting common stock in PTCH.

LPL Financial, headquartered in Boston, San Diego and Charlotte, is a clearing broker-dealer and an investment adviser that principally transacts business as an agent for its advisors and financial institutions on behalf of their clients in a broad array of financial products and services. LPL Financial is licensed to operate in all 50 states, Washington D.C. and Puerto Rico.

UVEST, headquartered in Charlotte, is an introducing broker-dealer and investment adviser that provides independent, nonproprietary third-party brokerage and advisory services to banks, credit unions and other financial institutions. UVEST is licensed to operate in all 50 states and Washington D.C.

IASG is a holding company for Mutual Service Corporation (“MSC”), Associated Financial Group, Inc. (“AFG”), Associated Securities Corp., Inc. (“Associated”), Associated Planners Investment Advisory, Inc. (“APIA”) and Waterstone Financial Group, Inc. (“WFG”) (together, the “Affiliated Entities”). The Affiliated Entities engaged primarily in introducing brokerage and advisory transactions to unaffiliated third-party clearing broker-dealers. On September 14, 2009, the securities licenses of advisors associated with the Affiliated Entities who elected to transfer, as well as their respective client accounts which had previously cleared through a third-party platform, were transferred to the LPL Financial clearing platform. Following the completion of these transfer activities, advisors and client accounts previously associated with the Affiliated Entities are now associated with LPL Financial. See Notes 3 and 4 for further discussion.

IAG is a registered investment adviser which offers an investment advisory platform for clients of advisors working for other financial institutions.

LPLIA operates as a brokerage general agency, which offers life, long-term care and disability insurance sales and services.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

PTCH is a holding company for The Private Trust Company, N.A. (“PTC”). PTC is chartered as a non-depository limited purpose national bank, providing a wide range of trust, investment management and custodial services for estates and families. PTC also provides Individual Retirement Account custodial services for its affiliates.

Innovex Mortgage, Inc. (“Innovex”), which conducted real estate mortgage banking and brokerage activities, ceased operations on December 31, 2007. Innovex originated residential mortgage loans for clients of advisors licensed with LPL Financial. Innovex performed underwriting, loan origination and funding for a variety of mortgage and home equity loan products to suit the needs of borrowers. Innovex’s revenues were derived from the referral of loans to lenders and the origination and sale of residential real estate loans for placement in the secondary market. Innovex was a Housing and Urban Development approved Title II nonsupervised mortgagee.

2.	Summary of Significant Accounting Policies

Basis of Presentation — These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, valuation of stock compensation, accruals for liabilities, income taxes, revenue and expense accruals, and other matters that affect the consolidated financial statements and related disclosures. Actual results could differ materially from those estimates under different assumptions or conditions and the differences may be material to the consolidated financial statements. Certain reclassifications were made to previously reported amounts in the consolidated financial statements and notes thereto to make them consistent with the current period presentation.

The Company has evaluated subsequent events up to and including the date these consolidated financial statements were issued.

Consolidation — These consolidated financial statements include the accounts of LPLIH and its subsidiaries. Intercompany transactions and balances have been eliminated. Equity investments in which the Company exercises significant influence but does not exercise control and is not the primary beneficiary are accounted for using the equity method.

Revenue Recognition Policies

Commission — The Company records commissions received from mutual funds, annuity, insurance, equity, fixed income, direct investment, option and commodity transactions on a trade-date basis. Commissions also include mutual fund and variable annuity trails, which are recognized as earned. Due to the significant volume of mutual fund and variable annuity purchases and sales transacted by advisors directly with product manufacturers, management estimates its trail revenues and upfront commission for each accounting period for which the proceeds have not yet been received. These estimates are based on a number of factors, primarily on market levels and the volume of similar transactions in prior periods. The amount of such accruals are shown as commissions receivable from product sponsors and others (see Note 8) included in the caption, receivables from product sponsors, broker-dealers and clearing organizations in our consolidated statements of financial condition. The Company also records commissions payable based upon standard payout ratios for each product as it accrues for commission revenue.

Advisory and Asset-Based Fees — The Company charges investment advisory fees based on an advisor’s portfolio value, generally at the beginning of each quarter. Advisory fees collected in advance are recorded as unearned revenue and are recognized ratably over the period in which such

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

fees are earned. Advisory fees collected in arrears are recorded as earned. Asset-based fees are primarily derived from the Company’s marketing, sub-transfer agency agreements, and cash sweep products and are recorded and recognized ratably over the period in which services are provided.

Transaction and Other Fees — The Company charges transaction fees for executing noncommissionable transactions on client accounts. Transaction related charges are recognized on a trade-date basis. Other fees relate to services provided and other account charges generally outlined in the Company’s agreements with its clients, advisors and financial institutions. Such fees are recognized as services are performed or as earned, as applicable. In addition, the Company offers various software-related products, for which fees are charged on a subscription basis and are recognized over the subscription period.

Interest Income, Net of Interest Expense — The Company earns interest income from its cash equivalents and client margin balances, less interest expense on related transactions. Because interest expense incurred in connection with cash equivalents and client margin balances is completely offset by revenue on related transactions, the Company considers such interest to be an operating expense. Interest expense for the years ended December 31, 2009, 2008 and 2007 did not exceed $1.0 million in any fiscal year presented.

Gain on Sale of Mortgage Loans Held for Sale — The Company, through its mortgage affiliate Innovex, recognized gains on the sale of mortgage loans held for sale on the date of settlement. On December 31, 2007, Innovex ceased operations. Prior to that date, a gain was recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold, including deferred loan origination fees and certain direct origination costs. All loans were sold on a servicing-released basis (i.e. the Company did not service the loans after they were sold, and all loans were sold before the first payment was made). Loans were accounted for as sold when control of the mortgage loans was surrendered. Control over mortgage loans was deemed to be surrendered when (i) the mortgage loans were isolated from the Company, (ii) the buyer had the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the loans, and (iii) the Company did not maintain effective control of the mortgage loans through either (a) an agreement that entitled and obligated the Company to repurchase or redeem the mortgage loans before maturity or (b) the ability to unilaterally cause the buyer to return specific mortgage loans.

Compensation and Benefits — The Company records compensation and benefits for all cash and deferred compensation, benefits and related taxes as earned by its employees. Compensation and benefits expense also includes fees earned by temporary employees and contractors who perform similar services to those performed by the Company’s employees, primarily software development and project management activities. Temporary employee and contractor services of $18.0 million, $36.9 million, and $25.4 million were incurred during the years ended December 31, 2009, 2008, and 2007, respectively.

Share-Based Compensation — The Company recognizes share-based compensation expense related to employee stock option awards in net income based on the grant-date fair value over the requisite service period of the individual grants, which generally equals the vesting period. The Company accounts for stock options and warrants awarded to its advisors and financial institutions based on the fair value of the award at each interim reporting period.

Stock Split — The Company affected a ten-for-one stock split as of January 1, 2008. All per share amounts, average shares and options outstanding, and shares and options outstanding have been adjusted retroactively to reflect the stock split.

Income Taxes — In preparing the consolidated financial statements, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company must

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

then assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, the Company generally records a corresponding increase or decrease to tax expense in the consolidated statements of income. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions and newly enacted statutory, judicial and regulatory guidance. These changes could have a material affect on the Company’s consolidated statements of financial condition, income or cash flows in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statements only if it is more-likely-than-not to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. See Note 11 for additional detail regarding the Company’s uncertain tax positions.

Cash and Cash Equivalents — Cash and cash equivalents are composed of interest and noninterest-bearing deposits, money market funds and U.S. government obligations that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days that are not required to be segregated under federal or other regulations.

Cash and Securities Segregated Under Federal and Other Regulations — Certain subsidiaries of the Company are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with SEC Rule 15c3-3 and other regulations.

Receivables From and Payables to Clients — Receivables from and payables to clients includes amounts due on cash and margin transactions. The Company extends credit to its clients to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. The Company pays interest on certain client free credit balances held pending investment. Loans to clients are generally fully collateralized by client securities, which are not included in the consolidated statements of financial condition.

To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the client and/or the client’s advisor and the Company’s historical experience in collecting on such transactions.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The following schedule reflects the Company’s activity in providing for an allowance for uncollectible amounts due from clients for the years ended December 31, 2009 and 2008 (in thousands):

	2009	2008

Beginning balance — January 1	$972	$529
Provision	—	443
Recoveries	(180)	—

Ending balance — December 31	$792	$972

Receivables From Product Sponsors, Broker-Dealers and Clearing Organizations — Receivables from product sponsors, broker-dealers and clearing organizations primarily consists of commission and transaction-related receivables.

Receivables From Others — Receivables from others primarily consists of other accrued fees from product sponsors and advisors. The Company periodically extends credit to its advisors in the form of recruiting loans, commission advances, and other loans. The decisions to extend credit to advisors are generally based on either the advisors’ credit history, their ability to generate future commissions, or both. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the advisors’ registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management’s best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following schedule reflects the Company’s activity in providing for an allowance for uncollectible amounts due from others for the years ended December 31, 2009 and 2008 (in thousands):

	2009	2008

Beginning balance — January 1	$4,076	$5,266
Provision for bad debts(1)	3,319	3,028
Charge-offs — net of recoveries	(1,236)	(4,218)

Ending balance — December 31	$6,159	$4,076

(1)	For the year ended December 31, 2009, the Company has classified $0.3 million of the provision for bad debt as restructuring charges with the consolidated statements of income (see Note 4).

Classification and Valuation of Certain Investments — The classification of an investment determines its accounting treatment. The Company generally classifies its investments in debt and equity instruments (including mutual funds, annuities, corporate bonds, government bonds and municipal bonds) as trading securities, except for government notes held by PTCH, which are classified as held-to-maturity based on management’s intent and ability to hold them to maturity. The Company has not classified any investments as available-for-sale. Investment classifications are subject to ongoing review and can change. Securities classified as trading are carried at fair value, while securities classified as held-to-maturity are carried at cost or amortized cost. When possible, the fair value of securities is determined by obtaining quoted market prices. The Company also makes estimates about the fair value of investments and the timing for recognizing losses based on market conditions and other factors. If its estimates change, the Company may recognize additional losses. Both unrealized and realized gains and losses on trading securities are recognized in other revenue on a net basis in the consolidated statements of income.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Securities Owned and Sold But Not Yet Purchased — Securities owned and securities sold but not yet purchased are reflected on a trade-date basis at market value with realized and unrealized gains and losses being recorded in other revenue in the consolidated statements of income. Clients’ securities transactions are recorded on a settlement-date basis, with related commission income and expense reported on a trade-date basis.

U.S. government notes are carried at amortized cost and classified as held-to-maturity, as the Company has both the intent and ability to hold them to maturity. Interest income is accrued as earned. Premiums and discounts are amortized, using a method that approximates the effective yield method, over the term of the security and recorded as an adjustment to the investment yield.

Interest income is accrued as earned and dividends are recorded on the ex-dividend date.

Securities Borrowed and Loaned — Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at the amount of the cash provided for securities borrowed transactions and cash received for securities loaned (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. At December 31, 2009 and December 31, 2008, the Company had $5.0 million and $0.6 million, respectively, in securities borrowed. The collateral received for securities loaned is generally cash and is adjusted daily through the Depository Trust Company’s (“DTC”) net settlement process, and securities loaned is included in payable to broker-dealers and clearing organizations in the consolidated statements of financial condition. Securities loaned generally represent client securities that can be pledged under standard margin loan agreements. At December 31, 2009 and December 31, 2008, the Company had $7.2 million and $5.3 million, respectively, of pledged securities loaned under the DTC Stock Borrow Program.

Fixed Assets — Furniture, equipment, computers, purchased software, capitalized software and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Furniture, equipment, computers and purchased software are depreciated over a period of three to seven years. Automobiles have depreciable lives of five years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Software Development Costs — Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization.

The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Reportable Segment — The Company’s internal reporting is organized into three service channels; Independent Advisor Services, Institution Services and Custom Clearing Services, which are designed to enhance the services provided to its advisors and financial institutions. These service channels qualify as individual operating segments, but are aggregated and viewed as one single

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

reportable segment due to their similar economic characteristics, products and services, production and distribution process, regulatory environment and quantitative thresholds.

Goodwill, Intangible Assets and Trademarks and Trade Names — The Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual term of any agreement, the history of the asset, the Company’s long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, on a straight-line basis, over their useful lives, generally ranging from 5 — 20 years. See Note 10 for further discussion.

When facts and circumstances indicate that the carrying value of definite-lived intangible assets may not be recoverable, the Company assesses the recoverability of the carrying value by preparing estimates of future cash flows. The Company recognizes an impairment loss if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. The Company uses a variety of methodologies to determine the fair value of these assets, including discounted cash flow models, which are consistent with the assumptions the Company believes hypothetical marketplace participants would use. For the year ended December 31, 2009, the Company recorded a $17.5 million charge for the impairment of advisor and financial institution relationship intangible assets which is included in restructuring charges within the consolidated statements of income. See Notes 4 and 10 for further discussion. No impairment occurred for the years ended December 31, 2008 and 2007.

The Company tests intangible assets determined to have indefinite useful lives, including trademarks trade names and goodwill, for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. The Company performs these annual impairment reviews as of the first day of the fourth quarter (October 1). The Company uses a variety of methodologies in conducting impairment assessments of indefinite-lived intangible assets, including, but not limited to, discounted cash flow models, which are based on the assumptions the Company believes hypothetical marketplace participants would use. For indefinite-lived intangible assets, other than goodwill, if the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess. For the year ended December 31, 2009, the Company recorded a $1.1 million charge for the impairment of trademarks and trade names which is included in restructuring charges within the consolidated statements of income. See Notes 4 and 10 for further discussion. No impairment occurred for the years ended December 31, 2008 and 2007.

The Company performs impairment tests of goodwill at the reporting unit level, which represent its operating segments. There were no changes to the Company’s reporting units in 2009. The goodwill impairment test consists of a two-step process, if necessary. The first step is to compare the fair value of a reporting unit to its carrying value, including goodwill. The Company typically uses discounted cash flow models to determine the fair value of a reporting unit. The assumptions used in these models are consistent with those the Company believes hypothetical marketplace participants would use. If the fair value of the reporting unit is less than its carrying value, the second step of the impairment test must be performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess. The loss recognized cannot

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

exceed the carrying amount of goodwill. No impairment occurred for the years ended December 31, 2009, 2008 and 2007.

Deferred Loan Issuance and Amendment Costs — Debt issuance and amendment costs have been capitalized and are being amortized as additional interest expense over the expected terms of the related debt agreements.

Equity Method Investment — The Company’s equity method investment is accounted for under the equity method when it exerts significant influence and ownership does not exceed 50% of the common stock. The Company records the investment at cost in the consolidated statements of financial condition and adjusts the carrying amount of the investment to recognize its share of earnings or losses while recording such earnings or losses within the consolidated statements of income.

Mortgage Loans Held for Sale — Through its mortgage affiliate, Innovex, the Company originated residential mortgage loans through a warehouse line of credit facility or as a broker for other banks. The Company ceased the operations of Innovex on December 31, 2007.

Prior to this date, mortgage loans held for sale were carried at the lower of aggregate cost or fair value and were sold on a nonrecourse basis with certain representations and warranties. Fair value was determined by outstanding commitments from investors. The Company evaluated the need for market valuation reserves on mortgage loans held for sale based on a number of quantitative and qualitative factors, primarily changes in interest rates and collateral values. The Company sold all mortgage loans that it originated.

The Company had an agreement with certain third-party financial institutions for them to purchase loans originated by the Company, as long as such loans met certain criteria, generally within 30 days from funding. Loan origination and processing fees and certain direct origination costs were deferred until the related loan was sold.

Drafts Payable — Drafts payable represent checks drawn against the Company that have not yet cleared through the bank. At December 31, 2009, the Company had amounts drawn of $111.1 million related to client activities, and $14.7 million of corporate overdrafts under a sweep agreement with a bank.

Legal Reserves — The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to, future legal expenses, the amount of the claim, the amount of the loss in the client’s account, the basis and validity of the claim, the possibility of wrongdoing on the part of advisors and financial institutions, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded as professional services in the consolidated statement of income.

Derivative Instruments and Hedging Activities — The Company uses interest rate swap agreements to protect itself against changing interest rates and the related impact to the Company’s cash flows. The Company also evaluates its contracts and commitments for terms that qualify as embedded derivatives. All derivatives are reported at their corresponding fair value in the Company’s consolidated statements of financial condition.

Financial derivative instruments expected to be highly effective hedges against changes in cash flows are designated as such upon entering into the agreement. At each reporting date, the Company reassesses the effectiveness of the hedge to determine whether or not it can continue to use hedge

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

accounting. Under hedge accounting, the Company records the increase or decrease in fair value of the derivative, net of tax impact, as other comprehensive income or loss. If the hedge is not determined to be a perfect hedge, yet is still considered highly effective, the Company will calculate the ineffective portion and record the related change in its fair value as additional interest income or expense in the consolidated statements of income. Amounts accumulated in other comprehensive income (loss) are reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Fair Value of Financial Instruments — The Company’s financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value, with the exception of its indebtedness. The Company carries its indebtedness at amortized cost. As of December 31, 2009, the carrying amount and fair value of the Company’s indebtedness was approximately $1,369 million and $1,278 million, respectively. As of December 31, 2008, the carrying amount and fair value was approximately $1,468 million and $1,057 million, respectively. See Note 6 for additional detail regarding the Company’s fair value measurements.

Commitments and Contingencies — The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Comprehensive Income (Loss) — The Company’s comprehensive income (loss) is composed of net income and the effective portion of the unrealized gains (losses) on financial derivatives in cash flow hedge relationships, net of related tax effects.

Recently Issued Accounting Pronouncements — Recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2009, that are of significance, or potential significance, to the Company are discussed below.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now codified as Accounting Standards Codification (the “Codification” or “ASC”) Topic 105, Generally Accepted Accounting Principles, which established a single source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature that was not included in the Codification became non-authoritative. The Codification is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company adopted the new guidelines and numbering system prescribed by the Codification when referring to GAAP. As the Codification was not intended to change or alter existing GAAP, it did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued three staff positions intended to provide additional application guidance and enhance the disclosures regarding fair value measurements and impairments of securities. This guidance is now codified within ASC Topic 820, Financial Measurements and Disclosures (“ASC Topic 820”), ASC Topic 825, Financial Instruments (“ASC Topic 825”) and ASC Topic 320, Investments — Debt and Equity Securities (“ASC Topic 320”). ASC Topic 820 provides guidance on determining fair value when market activity has decreased. Updates contained within ASC Topic 825 enhance consistency in financial reporting by increasing the frequency of fair value disclosures. ASC Topic 320 provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt securities. Except for the addition of required disclosures, the adoption of the provisions contained in these topics did not have a material impact on the Company’s consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

In May 2009, the FASB issued guidance now codified as ASC Topic 855, Subsequent Events (“ASC Topic 855”), which established a general standard of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of ASC Topic 855, which did not have a material impact on its consolidated financial statements.

In June 2009, the FASB issued guidance now codified as ASC Topic 810, Consolidation (“ASC Topic 810”), which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity (“VIE”) and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. ASC Topic 810 significantly changes the consolidation rules for VIEs including the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The guidance is applicable to all new and existing VIEs. The provisions of ASC Topic 810 are effective for interim and annual reporting periods ending after November 15, 2009. The Company adopted ASC Topic 810, which did not have a material impact on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value (“ASU 2009-05”). ASU 2009-05 provides clarification in measuring the fair value of liabilities in circumstances in which a quoted price in an active market for the identical liability is not available and in circumstances in which a liability is restricted from being transferred. This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The Company adopted ASU 2009-05, which did not have a material impact on its consolidated financial statements.

3.	Acquisitions

Acquisition of UVEST

On January 2, 2007, the Company completed its acquisition of all of the outstanding capital stock of UVEST, augmenting the Company’s position in providing services to banks, credit unions and other financial institutions. The purchase price totaled $89.5 million; $78.0 million in cash and the issuance of 603,660 shares of common stock at an estimated fair value of $18.90 per share. As part of the purchase price allocation, the Company recorded intangible assets for relationships with financial institutions and product sponsors. The value assigned to these relationships was $54.3 million, which is being amortized on a straight-line basis over the expected useful life of 20 years. Additionally, the Company assigned value to the trademark and trade name in the amount of $0.5 million. The trademark and trade name was determined to have an expected useful life of 18 months and therefore amortized over the same period. As of December 31, 2008, the trademark and trade name were fully amortized. Goodwill in the amount of $27.4 million was created for the excess purchase price over the value of assets and liabilities assumed.

Immediately following the acquisition, the Company satisfied certain obligations under a phantom stock plan for UVEST employees by issuing 65,820 shares of common stock at an estimated fair value of $18.90 per share.

Acquisition of the Affiliated Entities

On June 20, 2007, the Company acquired the Affiliated Entities. This acquisition increased the number of advisors and strengthened the Company’s position as a leading independent broker-dealer in the United States.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The total purchase price was approximately $120.5 million; $63.3 million in cash and the issuance of 2,645,500 shares of common stock with an estimated fair value of $21.60 per share. As part of the purchase price allocation, the Company estimated the value of intangible assets for relationships with advisors and financial institutions and product sponsors to be $67.1 million, which was amortized on a straight-line basis over their expected useful lives ranging from 10 to 20 years. Additionally, the Company estimated the value of trademarks and trade names in the amount of $2.3 million. The trademarks and trade names were determined to have an expected useful life of three to five years and therefore amortized over the same period. Goodwill in the amount of $11.3 million was also recorded as part of the acquisition. Subsequent to the purchase, the Company settled an outstanding state tax audit. This settlement, which was favorable to the Company, resulted in a $0.1 million reduction to goodwill.

On July 10, 2009, the Company committed to a corporate restructuring plan to consolidate the operations of the Affiliated Entities with LPL Financial. See Note 4 for further discussion.

Acquisition of IFMG

On November 7, 2007, the Company completed its acquisition of IFMG Securities, Inc., Independent Financial Marketing Group, Inc. and LSC Insurance Agency of Arizona, Inc. (collectively “IFMG”). The purpose of this acquisition was to transfer IFMG’s relationships with financial institution clients to other broker-dealer subsidiaries of the Company. In conjunction with its acquisition of IFMG, the Company announced a shutdown plan (the “Shutdown Plan”), which offered relocation and employment to certain employees and terminated the remaining operations of IFMG within twelve months following the acquisition.

The total purchase price was $39.0 million, including initial purchase consideration of $25.7 million, as well as $7.1 million in post-closing payments made through 2008 based on the successful recruitment and retention of certain institutional relationships. As part of the purchase price allocation, the Company estimated the value of intangible assets for relationships with advisors and financial institutions and product sponsors to be $25.6 million, which will be amortized on a straight-line basis over their expected useful lives of 10 years. Additionally, the value of certain technology and non-compete agreements has been estimated at $1.1 million and $0.6 million, respectively, both of which are being amortized over 3 years.

In conjunction with the acquisition, the Company made retention payments to financial institutions doing business through IFMG as an incentive to convert to one of the Company’s other technology and clearing platforms. As of December 31, 2009, the Company has paid $0.9 million in retention payments, which are classified as other assets in the consolidated statements of financial condition, and are being amortized over the life of the contractual agreements, ranging from six months to six years.

As part of the Shutdown Plan, the Company evaluated whether or not it will utilize certain long term contractual relationships with vendors of IFMG. Consequently, the Company cancelled various contracts resulting in $2.3 million in cancellation charges. Cancellation fees and any estimated losses attributable to vendor and or lease contracts have been recorded as additional purchase price consideration.

4.	Restructuring

Strategic Business Review Initiative

On December 29, 2008, the Company committed to and implemented an organizational restructuring plan intended to reduce its cost structure and improve operating efficiencies, which

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

resulted in a reduction in its overall workforce of approximately 250 employees. In accordance with ASC Topic 420, Accounting for Costs Associated with Exit or Disposal Activities, the Company has recorded severance and one-time involuntary termination benefit accruals in accounts payable and accrued liabilities within the consolidated statements of financial condition. The Company completed this initiative and expects to pay all costs by April, 2011.

The following table summarizes the balance of accrued expenses related to the strategic business review and the changes in the accrued amounts as of and for the year ended December 31, 2009 (in thousands):

	Accrued				Accrued	Cumulative
	Balance at				Balance at	Costs
	December 31,	Costs			December 31,	Incurred
	2008	Incurred(1)	Payments	Non-cash	2009	to Date(2)

Severance and benefits	$14,533	$(467)	$(12,070)	$—	$1,996	$14,505

(1)	Represent changes in the Company’s estimates for the cost of providing post employment benefits to employees impacted by its restructuring activities.

(2)	At December 31, 2009, cumulative costs incurred to date represent the total expected costs.

Consolidation of Affiliated Entities Initiative

On July 10, 2009, the Company committed to a corporate restructuring plan that consolidated the operations of the Affiliated Entities with LPL Financial. This restructuring was effected to enhance service offerings to financial advisors while also generating efficiencies. The Company expects total costs associated with the initiative to be approximately $74.2 million. The Company incurred the majority of these costs in 2009 and anticipates recognizing the remaining costs by December 2013; however, adjustments may occur due to estimates of abandoned lease obligations with terms that extend through 2018.

The Company paid charges related to the conversion and transfer of certain advisors associated with the Affiliated Entities and their client accounts. Following the completion of these transfer activities, the registered representatives and client accounts that transferred are associated with LPL Financial. As a condition for the regulatory approval of the transfer, the Affiliated Entities were required to deposit $12.8 million into escrow accounts pending the resolution of certain matters, of which $7.3 million has been released as of December 31, 2009. The adequacy of these escrow accounts is evaluated quarterly. These escrow accounts are considered restricted cash and included in other assets within the consolidated statements of financial condition.

The Company paid charges related to early termination costs associated with certain contracts held by the Affiliated Entities (see Note 14). Additionally, the Company recorded severance costs and one-time involuntary termination benefits associated with the elimination of 189 positions and will recognize these accruals ratably over the employees’ remaining service period.

The Company recorded non-cash charges for the impairment of intangible assets resulting from advisor attrition and discontinued use of certain brand names and logos (see Note 10), and fixed assets associated with abandoned lease arrangements. The Company also recognized charges related to the early termination and partial abandonment of certain lease arrangements offset by estimates for sub-lease efforts. The Company anticipates additional costs of approximately $2.8 million related to the abandonment of the remaining office space, which can not be fully estimated until the date of abandonment.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the balance of accrued expenses and the changes in the accrued amounts as of and for the year ended December 31, 2009 (in thousands):

	Accrued				Accrued	Total
	Balance at				Balance at	Expected
	December 31,	Costs			December 31,	Restructuring
	2008	Incurred(1)	Payments	Non-cash	2009	Costs

Severance and benefits	$—	$9,436	$(6,551)	$(126)	$2,759	$11,356
Lease and contract termination fees	—	15,919	(8,358)	(103)	7,458	19,079
Asset impairments	—	19,924	—	(19,924)	—	20,238
Conversion and transfer costs	—	13,883	(11,222)	(2,357)	304	23,483

Total	$—	$59,162	$(26,131)	$(22,510)	$10,521	$74,156

(1)	At December 31, 2009, costs incurred represent the total cumulative costs incurred.

5.	Equity Method Investment

On May 11, 2007, the Company acquired for $5.0 million, an approximate 22.6% ownership interest in Blue Frog Solutions, Inc. (“Blue Frog”). This investment provides the Company with a strategic ownership interest in one of its vendors that provides technology for variable annuity order entry and monitoring. The Company follows the equity method of accounting, as it has the ability to exercise significant influence over operating and financial policies, primarily through a representation on the Board of Directors. The Company has classified its equity method investment within other assets in the consolidated statements of financial condition, and has recognized its share of earnings or losses in the consolidated statements of income in loss on equity method investment. Such losses were $0.3 million and $0.6 million for the years ended December 31, 2009 and 2008, respectively.

In June 2008, the Company determined that an other than temporary impairment existed due to the recapitalization of Blue Frog by an outside investor. Accordingly, the Company recognized an impairment loss of $1.7 million, representing the difference in the carrying value of its investment compared with the per share value implied by the transaction. Such loss is calculated on the consolidated statements of income as a loss on equity method investment. The Company has retained a 13.9% ownership interest and a seat on the Board of Directors.

6.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company’s fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2008, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents — The Company’s cash equivalents include money market funds, which are short term in nature with readily determinable values derived from active markets.

Securities Segregated Under Federal and Other Regulations — The Company’s segregated accounts contain U.S. treasury securities that are short term in nature with readily determinable values derived from quoted prices in active markets.

Securities Owned and Securities Sold But Not Yet Purchased — The Company’s trading securities consist of house account model portfolios for the purpose of benchmarking the performance of its fee based advisory platforms and temporary positions resulting from the processing of client transactions. Examples of these securities include money market funds, U.S. treasuries, mutual funds, certificates of deposit, traded equity securities and debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2009, the Company did not adjust prices received from the independent third-party pricing services.

Other Assets — The Company’s other assets include deferred compensation plan assets that are invested in money market funds and mutual funds which are actively traded and valued based on quoted market prices in active markets.

Interest Rate Swaps — The Company’s interest rate swaps are not traded on a market exchange; therefore, the fair values are determined using externally developed valuation models which include assumptions about the London Interbank Offered Rate (“LIBOR”) yield curve at interim reporting dates as well as counterparty credit risk and the Company’s own non-performance risk.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The Company has segregated all recurring fair value measurements into the most appropriate level within the fair value hierarchy in the tables below, based on an evaluation of inputs used to determine the fair value at December 31, 2009 and 2008 (in thousands).

				Fair Value
	Level 1	Level 2	Level 3	Measurements

At December 31, 2009:
Assets
Cash equivalents	$223,665	$—	$—	$223,665
Securities segregated under federal and other regulations	279,579	—	—	279,579
Securities owned — trading:
Money market funds	181	—	—	181
Mutual funds	6,694	—	—	6,694
Equity securities	11	—	—	11
Debt securities	—	425	—	425
U.S. treasury obligations	7,797	—	—	7,797
Certificates of deposit	—	253	—	253

Total securities owned — trading	14,683	678	—	15,361

Other assets	12,739	—	—	12,739

Total assets at fair value	$530,666	$678	$—	$531,344

Liabilities
Securities sold but not yet purchased:
Mutual funds	$3,773	$—	$—	$3,773
U.S. treasury obligations	5	—	—	5
Equity securities	7	—	—	7
Certificates of deposit	—	123	—	123
Debt securities	—	95	—	95

Total securities sold but not yet purchased	3,785	218	—	4,003

Interest rate swaps	—	17,292	—	17,292

Total liabilities at fair value	$3,785	$17,510	$—	$21,295

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, for example, when evidence of impairment exists. During the year ended December 31, 2009, the Company recorded asset impairment charges of $18.6 million for certain intangible assets that were determined to have no estimated fair value (see Note 10). The fair value was determined based on the loss of future expected cash flows for advisors who were not retained as a result of the consolidation of the Affiliated Entities, as well as the discontinued use of certain brand names and logos and their lack of marketability. The Company has determined that the impairment qualifies as a Level 3 measurement under the fair value hierarchy.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

				Fair Value
	Level 1	Level 2	Level 3	Measurements

At December 31, 2008:
Assets
Cash equivalents	$56,122	$—	$—	$56,122
Securities owned — trading:
Money market funds	238	—	—	238
Mutual funds	6,659	—	—	6,659
Equity securities	585	—	—	585
Debt securities	—	510	—	510
U.S. treasury obligations	2,819	—	—	2,819

Total securities owned — trading	10,301	510	—	10,811

Other assets	6,965	—	—	6,965

Total assets at fair value	$73,388	$510	$—	$73,898

Liabilities
Securities sold but not yet purchased:
Mutual funds	$3,585	$—	$—	$3,585
Equity securities	87	—	—	87
Debt securities	—	238	—	238

Total securities sold but not yet purchased	3,672	238	—	3,910

Interest rate swaps	—	25,417	—	25,417

Total liabilities at fair value	$3,672	$25,655	$—	$29,327

7.	Held-to-Maturity Securities

The amortized cost, gross unrealized gains and fair value of securities held-to-maturity were as follows (in thousands):

		Gross
	Amortized	Unrealized
	Cost	Gains	Fair Value

At December 31, 2009:
U.S. government notes	$10,354	$49	$10,403
Certificate of deposit	100	—	100

Total	$10,454	$49	$10,503

At December 31, 2008:
U.S. government notes	$10,404	$173	$10,577
Certificate of deposit	100	—	100

Total	$10,504	$173	$10,677

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The maturities of securities held-to-maturity at December 31, 2009, were as follows (in thousands):

	Within 1 Year	1-2 Years	Total

U.S. government notes	$5,126	$5,228	$10,354
Certificate of deposit	100	—	100

Total amortized cost	$5,226	$5,228	$10,454

Total fair value	$5,256	$5,247	$10,503

8.	Receivables From Product Sponsors, Broker-Dealers and Clearing Organizations and Payables to Broker-Dealers and Clearing Organizations

Receivables from product sponsors, broker-dealers and clearing organizations and payables to broker-dealers and clearing organizations were as follows (in thousands):

	December 31,
	2009	2008

Receivables:
Commissions receivable from product sponsors and others	$102,920	$87,078
Receivable from clearing organizations	49,793	88,722
Receivable from broker-dealers	12,195	45,630
Securities failed-to-deliver	6,992	9,970

Total receivables	$171,900	$231,400

Payables:
Securities loaned	$7,239	$5,252
Securities failed-to-receive	5,495	9,227
Payable to broker-dealers	2,787	4,079
Payable to clearing organizations	2,696	3,176

Total payables	$18,217	$21,734

LPL Financial clears commodities transactions for its advisors through another broker-dealer on a fully disclosed basis. The amount payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by LPL Financial.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

9.	Fixed Assets

The components of fixed assets are as follows (in thousands):

	December 31,
	2009	2008

Internally developed software	$193,682	$190,949
Computers and software	82,459	87,113
Leasehold improvements	41,559	42,547
Furniture and equipment	17,180	20,116
Property	6,572	6,572

Total fixed assets	341,452	347,297
Accumulated depreciation and amortization	(239,868)	(185,537)

Fixed assets — net	$101,584	$161,760

Depreciation and amortization expense for fixed assets was $69.3 million, $60.2 million and $43.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

10.	Goodwill and Intangible Assets

On September 15, 2009, and in conjunction with the Company’s consolidation initiative, intangible assets residing at the Affiliated Entities were transferred to LPL Financial. This exchange has occurred between entities under common control and accordingly, the Company transferred advisor relationship and sponsor relationship intangible assets at their approximate carrying amounts of $30.9 million and $11.9 million, respectively. There was no change in the useful lives of the intangible assets, which continue to be amortized over a period of 10 to 20 years.

At the time of consolidation, a portion of the advisor relationships and trademarks and trade names of the Affiliated Entities were determined to have no future economic benefit. Accordingly, the Company recorded impairment charges of $16.1 million for advisor relationships and $1.1 million for trademarks and trade names. In the fourth quarter of 2009, the Company recorded an additional impairment charge of $1.4 million for advisor relationships. The impairment of advisor relationships was determined based upon the attrition of advisor and their related revenue streams during the period of consolidation. The impairment of trademarks and trade names was based upon the discontinued use of brand names and logos of the Affiliated Entities. The Company has recorded the asset impairments as restructuring charges (see Note 4) and has classified them as such on its consolidated statements of income.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The components of intangible assets as of December 31, 2009 and 2008 are as follows (in thousands):

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

At December 31, 2009:
Definite-lived intangible assets:
Advisor and financial institution relationships	$458,424	$(91,586)	$366,838
Product sponsor relationships	231,930	(43,482)	188,448
Trust client relationships	2,630	(652)	1,978
Trademarks and trade names	457	(457)	—

Total definite-lived intangible assets	$693,441	$(136,177)	$557,264

Indefinite-lived intangible assets:
Trademark and trade name			39,819

Total intangible assets			$597,083

At December 31, 2008:
Definite-lived intangible assets:
Advisor and financial institution relationships	$482,397	$(71,318)	$411,079
Product sponsor relationships	233,663	(33,442)	200,221
Trust client relationships	2,630	(521)	2,109
Trademarks and trade names	2,757	(1,282)	1,475

Total definite-lived intangible assets	$721,447	$(106,563)	$614,884

Indefinite-lived intangible assets:
Trademark and trade name			39,819

Total intangible assets			$654,703

Total amortization expense of intangible assets was $39.0 million, $40.3 million and $35.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Amortization expense for each of the fiscal years ended December 2010 through 2014 and thereafter is estimated as follows (in thousands):

2010	$37,006
2011	36,840
2012	36,548
2013	35,927
2014	35,927
Thereafter	375,016

Total	$557,264

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

11.	Income Taxes

The Company’s provision (benefit) for income taxes is as follows (in thousands):

	2009	2008	2007

Current provision:
Federal	$53,757	$61,498	$58,123
State	12,750	11,909	9,961

Total current provision	66,507	73,407	68,084

Deferred benefit:
Federal	(24,360)	(25,385)	(18,151)
State	(17,100)	(753)	(3,169)

Total deferred benefit	(41,460)	(26,138)	(21,320)

Provision for income taxes	$25,047	$47,269	$46,764

The principal items accounting for the differences in income taxes computed at the U.S. statutory rate (35%) and the effective income tax rate comprise the following:

	2009	2008	2007

Taxes computed at statutory rate	35.0%	35.0%	35.0%
State income taxes — net of federal benefit	(3.9)	7.8	4.1
Share-based compensation	1.5	1.0	—
Uncertain tax positions	1.8	3.6	3.7
Non-deductible expenses	0.6	1.6	1.3
Change in valuation allowance	0.1	1.2	—
Other	(0.6)	0.8	(0.7)

Provision for income taxes	34.5%	51.0%	43.4%

The Company’s current effective tax rate reflects a benefit of approximately 8% from a newly enacted change to California’s income sourcing rules that is scheduled to take effect on January 1, 2011. This change requires the Company to revalue its deferred tax liabilities to the rate that will be in effect when the tax liabilities are utilized.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The components of the net deferred tax liabilities included in the consolidated statements of financial condition were as follows (in thousands):

	December 31,
	2009	2008

Deferred tax assets:
State taxes	$15,019	$19,976
Reserves for litigation, vacation, and bonuses	24,030	19,003
Unrealized gain on interest rate swaps	5,675	9,920
Deferred rent	5,649	6,457
Share-based compensation	6,905	5,212
Provision for bad debts	2,849	2,041
Net operating losses of acquired subsidiaries	172	236
Other	1,841	2,777

Subtotal	62,140	65,622
Valuation allowance	(1,340)	(1,290)

Total deferred tax assets	60,800	64,332

Deferred tax liabilities:
Amortization of intangible assets and trademarks and trade names	(191,108)	(228,163)
Depreciation of fixed assets	(17,300)	(21,338)
Other	—	—

Total deferred tax liabilities	(208,408)	(249,501)

Deferred income taxes — net	$(147,608)	$(185,169)

At January 1, 2009, the Company had gross unrecognized tax benefits of $20.3 million. Of this total, $2.6 million represents amounts acquired during the Company’s acquisition of the Affiliated Entities. The acquired unrecognized tax benefits will have no impact on the Company’s annual effective tax rate as these are fully indemnified by the seller in accordance with the purchase and sale agreement. Of the remaining $17.7 million, $13.1 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods.

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

	2009	2008	2007

Balance — Beginning of year	$20,258	$15,139	$8,533
Increases related to acquired tax positions	142	969	2,725
Increases related to current year tax positions	4,066	6,480	5,657
Reductions as a result of a lapse of the applicable statute of limitations related to acquired tax positions	(627)	(596)	(524)
Reductions as a result of a lapse of the applicable statute of limitations related to prior period tax positions	(1,881)	(1,734)	(1,252)

Balance — End of year	$21,958	$20,258	$15,139

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

At December 31, 2009, the Company had gross unrecognized tax benefits of $22.0 million. Of this total, $2.1 million represents amounts acquired due to the Company’s acquisition of the Affiliated Entities. The acquired unrecognized tax benefits will have no impact on the Company’s annual effective tax rate as these are fully indemnified by the seller in accordance with the purchase and sale agreement. At December 31, 2009, the Company has recorded a receivable from seller in the amount of $2.1 million, which is included in other assets in the accompanying consolidated statements of financial condition. Of the remaining $19.9 million, $14.4 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the consolidated statements of financial condition. At January 1, 2009, the Company had $1.3 accrued for interest and $2.9 million accrued for penalties. At December 31, 2009, the liability for unrecognized tax benefits included accrued interest of $1.9 million and penalties of $3.4 million. Tax expense for the year ended December 31, 2009 includes interest expense of $0.6 million and penalties of $0.5 million.

The Company and its subsidiaries file income tax returns in the federal jurisdiction, as well as most state jurisdictions, and are subject to routine examinations by the respective taxing authorities. The Company has concluded all federal and state income tax matters for years through 2004, with the exception of California, which has concluded income tax matters for years through 2003.

The tax years of 2005 to 2009 remain open to examination by major taxing jurisdictions to which the Company is subject, with the exception of California discussed above. In the next 12 months, the Company expects a reduction in unrecognized tax benefits of $3.9 million primarily related to the statute of limitations expiration in various state jurisdictions.

12.	Indebtedness

Senior Secured Credit Facilities — Borrowings under the Company’s senior secured credit facilities bear interest at a base rate equal to either one, two, three, six, nine or twelve-month LIBOR plus the applicable margin, or an alternative base rate (“ABR”) plus the applicable margin. The ABR is equal to the greater of the prime rate or the effective federal funds rate plus 1/2 of 1.00%. The applicable margin on the senior secured term credit facilities could change depending on the Company’s credit rating. The senior secured credit facilities are subject to certain financial and nonfinancial covenants. As of December 31, 2009, the Company was in compliance with all such covenants.

Senior Unsecured Subordinated Notes — The Company has $550.0 million of senior unsecured subordinated notes due December 15, 2015. The notes bear interest at 10.75% per annum and interest payments are payable semiannually in arrears. The Company is not required to make mandatory redemption or sinking-fund payments with respect to the notes. The indenture underlying the senior unsecured subordinated notes contains various restrictions with respect to the issuer, including one or more restrictions relating to limitations on liens, sale and leaseback arrangements and funded debt of subsidiaries.

Revolving Line of Credit — The Company maintains a $100.0 million revolving line of credit facility, $10.0 million of which is being used to support the issuance of an irrevocable letter of credit for its subsidiary, PTC. Borrowings under the Company’s revolving credit facility bear interest at a base rate equal to the one, two, three, six, nine or twelve-month LIBOR plus an interest rate margin of an additional 2.00% or an ABR plus the applicable margin of 1.00%. The Company also pays a fee of

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

0.375% for the unused balance. At December 31, 2008, the Company had a balance outstanding of $90.0 million. There was no outstanding balance on the revolving line of credit at December 31, 2009.

On January 25, 2010, the Company amended its senior secured credit facilities to increase the revolving credit facility from $100.0 million to $218.2 million. The Company also extended the maturity of a $163.5 million tranche of the revolving facility to June 28, 2013, with the remaining $54.7 million tranche maturing at the original maturity date of December 28, 2011. The tranche maturing in 2013 is priced at LIBOR + 3.50% with a commitment fee of 0.75% The tranche maturing in 2011 maintains its current pricing of LIBOR + 2.00% with a commitment fee of 0.375%.

Bank Loans Payable — The Company maintains two uncommitted lines of credit. One line has an unspecified limit, and is primarily dependent on the Company’s ability to provide sufficient collateral. The other line has a $100.0 million limit and allows for both collateralized and uncollateralized borrowings. Both lines were utilized during the years, but there were no balances outstanding at December 31, 2009 and 2008.

The Company’s outstanding borrowings were as follows (in thousands):

	December 31,
	2009				2008
			Interest			Interest
	Maturity	Balance	Rate		Balance	Rate

Revolving line of credit	12/28/2011	$—	—%		$90,000	2.46	%(3)
Senior secured term loan:
Unhedged	6/28/2013	419,223	2.00	%(1)	332,647	2.23	%(4)
Hedged with interest rate swaps	6/28/2013	400,000	2.00	%(2)	495,000	3.21	%(5)
Senior unsecured subordinated notes	12/15/2015	550,000	10.75%		550,000	10.75%

Total borrowings		1,369,223			1,467,647
Less current borrowings (maturities within 12 months)		8,424			8,424

Long-term borrowings — net of current portion		$1,360,799			$1,459,223

(1)	As of December 31, 2009, the variable interest rate for the unhedged portion of the senior secured term loan is based on the three-month LIBOR of 0.25%, plus the applicable interest rate margin of 1.75%.

(2)	As of December 31, 2009, the variable interest rate for the hedged portion of the senior secured term loan is based on the three-month LIBOR of 0.25%, plus the applicable interest rate margin of 1.75%.

(3)	As of December 31, 2008, the variable interest rate for the revolving line of credit is based on the one-month LIBOR of 0.46% plus the applicable interest rate margin of 2.00%.

(4)	As of December 31, 2008, the variable interest rate for the unhedged portion of the senior secured term loan is based on a weighted average of the one- and three-month LIBOR of 0.46% and 1.46%, respectively, plus the applicable interest rate margin of 1.75%.

(5)	As of December 31, 2008, the variable interest rate for the hedged portion of the senior secured term loan is based on the three-month LIBOR of 1.46%, plus the applicable interest rate margin of 1.75%.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The following summarizes borrowing activity in the revolving and uncommitted line of credit facilities (in thousands):

	Year Ended December 31,
	2009	2008	2007

Average balance outstanding	$56,472	$48,725	$6,282
Weighted-average interest rate	2.41%	4.74%	6.93%

The minimum calendar year payments and maturities of borrowings as of December 31, 2009 are as follows (in thousands):

	Senior	Senior	Total
	Secured	Unsecured	Amount

2010	$8,424	$—	$8,424
2011	8,424	—	8,424
2012	8,424	—	8,424
2013	793,951	—	793,951
2014	—	—	—
Thereafter	—	550,000	550,000

Total	$819,223	$550,000	$1,369,223

13.	Interest Rate Swaps

An interest rate swap is a financial derivative instrument whereby two parties enter into a contractual agreement to exchange payments based on underlying interest rates. The Company uses interest rate swap agreements to hedge the variability on its floating rate senior secured term loan. The Company is required to pay the counterparty to the agreement fixed interest payments on a notional balance and in turn, receives variable interest payments on that notional balance. Payments are settled quarterly on a net basis.

The following table summarizes information related to the Company’s interest rate swaps as of December 31, 2009 (in thousands):

		Variable
Notional	Fixed	Receive	Fair	Maturity
Balance	Pay Rate	Rate(1)	Value	Date

70,000	3.43%	0.25%	$ (1,087)	June 30, 2010
120,000	4.79%	0.25%	(2,672)	June 30, 2010
145,000	4.83%	0.25%	(8,406)	June 30, 2011
65,000	4.85%	0.25%	(5,127)	June 30, 2012

$400,000			$(17,292)

(1)	The variable receive rate reset on the last day of the period, based on the applicable three-month LIBOR. The effective rate from September 30, 2009 through December 30, 2009, was 0.28%. As of December 31, 2009, the effective rate was 0.25%.

The interest rate swap agreements qualify for hedge accounting and have been designated as cash flow hedges against specific payments due on the Company’s senior secured term loan. As of December 31, 2009, the Company assessed the interest rate swap agreements as being highly effective and expects them to continue to be highly effective. Accordingly, the changes in fair value of

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

the interest rate swaps have been recorded as other comprehensive loss, with the fair value included as a liability on the Company’s consolidated statements of financial condition. The Company has reclassified $16.6 million and $6.0 million from other comprehensive loss as additional interest expense for the years ended December 31, 2009 and 2008, respectively. Based on current interest rate assumptions and assuming no additional interest rate swap agreements are entered into, the Company expects to reclassify $17.3 million or $11.3 million after tax, from other comprehensive loss as additional interest expense over the next 12 months.

14.	Commitments and Contingencies

Leases — The Company leases certain office space and equipment at its headquarter locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Service Contracts — The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings. One agreement, for clearing services, contains no minimum annual purchase commitment, but the agreement provides for certain penalties should the Company fail to maintain a certain threshold of client accounts. In 2009, the number of client accounts declined below the threshold, and as a result, the Company incurred fees of $9.1 million, which have been classified as restructuring charges within the consolidated statements of income. Further declines in accounts on this clearing platform could subject the Company to future costs or penalties.

Future minimum payments under leases, lease commitments and other noncancellable contractual obligations with remaining terms greater than one year as of December 31, 2009, are as follows (in thousands):

Years ending December 31
2010	$27,543
2011	27,445
2012	20,495
2013	13,662
2014	7,483
Thereafter	16,324

Total	$112,952

Total rental expense for all operating leases was approximately $20.1 million, $22.1 million and $14.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Guarantees — The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company’s subsidiaries provide guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company’s liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments — From time to time, the Company makes loans to its advisors, primarily to newly recruited advisors to assist in the transition process. Due to timing differences, the Company may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including but not limited to the advisor joining the Company, and may be forgivable. The Company had no unfunded commitments at December 31, 2009.

Litigation — The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company recognizes a legal liability when it believes it is probable a liability has occurred and the amount can be reasonably estimated. Defense costs are expensed as incurred and classified as professional services within the consolidated statements of income.

In connection with various acquisitions, and pursuant to the purchase and sale agreements, the Company has received third-party indemnification for certain legal proceedings and claims. These matters have been defended and paid directly by the indemnifying party.

On October 1, 2009, LPLH received written notice from a third-party indemnitor under a certain purchase and sale agreement asserting that it is no longer obligated to indemnify the Company for certain claims under the provisions of the purchase and sale agreement. The Company believes that this assertion is without merit and has commenced litigation to enforce its indemnity rights.

The Company believes, based on the information available at this time, after consultation with counsel, consideration of insurance, if any, and the indemnifications provided by the third-party indemnitors, notwithstanding the assertions by an indemnifying party noted in the preceding paragraph, that the outcome of such matters will not have a material adverse impact on consolidated statements of financial condition, income or cash flows.

Other Commitments — As of December 31, 2009, the Company had received collateral primarily in connection with client margin loans with a market value of approximately $227.9 million, which it can sell or repledge. Of this amount, approximately $158.8 million has been pledged or sold as of December 31, 2009; $141.6 million was pledged to banks in connection with unutilized secured margin lines of credit, $10.0 million was pledged with client-owned securities to the Options Clearing Corporation, and $7.2 million was loaned to the DTC through participation in its Stock Borrow Program. As of December 31, 2008, the Company had received collateral primarily in connection with client margin loans with a market value of approximately $335.9 million, which it can sell or repledge. Of this amount, approximately $152.3 million has been pledged or sold as of December 31, 2008; $143.8 million was pledged to banks in connection with unutilized secured margin lines of credit, $3.2 million was pledged with client-owned securities to the Options Clearing Corporation, and $5.3 million was loaned to the DTC through participation in its Stock Borrow Program.

Innovex ceased operations on December 31, 2007. Prior to that date, Innovex sold its mortgage loans without recourse. Innovex was usually required by the buyers (investors) of these loans to make certain representations concerning credit information, loan documentation, and collateral. Innovex did not repurchase any loans during the year ended December 31, 2007.

In August of 2007, pursuant to agreements with a large global insurance company, LPL Financial began providing brokerage, clearing and custody services on a fully disclosed basis; offering its

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

investment advisory programs and platforms; and providing technology and additional processing and related services to its financial advisors and clients. The terms of the agreements are five years, subject to additional 24-month extensions. Termination fees may be payable by a terminating or breaching party depending on the specific cause of termination.

15.	Share-Based Compensation

Certain employees, advisors, officers and directors who contribute to the success of the Company participate in various stock option plans. In addition, certain financial institutions participate in a warrant plan. Stock options and warrants generally vest in equal increments over a three- to five-year period and expire on the 10th anniversary following the date of grant.

The Company recognized $6.5 million, $4.6 million and $2.2 million of share-based compensation related to employee stock option awards during the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, total unrecognized compensation cost related to non-vested share-based compensation arrangements granted was $31.9 million, which is expected to be recognized over a weighted-average period of 3.98 years.

The Company recognized $1.6 million and $0.30 million of share based compensation during the years ended December 31, 2009 and 2008, respectively, related to the vesting of stock options and warrants awarded to its advisors and financial institutions. The Company recognizes share-based compensation expense for stock options and warrants awarded to its advisors and financial institutions based on the fair value of awards at each interim reporting period. As of December 31, 2009, total unrecognized compensation cost related to non-vested share-based compensation arrangements granted was $11.4 million for advisors and financial institutions, which is expected to be recognized over a weighted-average period of 4.36 years.

The following table presents the weighted-average assumptions used by the Company in calculating the fair value of its stock options and warrants with the Black-Scholes valuation model for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

Expected life (in years)	7.13	6.52	6.50
Expected stock price volatility	51.35%	33.78%	31.08%
Expected dividend yield	—	—	—
Annualized forfeiture rate	4.35%	1.51%	1.00%
Fair value of options	$12.30	$9.96	$9.86
Risk-free interest rate	2.93%	2.73%	4.93%

The risk-free interest rates are based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. The dividend yield of zero is based on the fact that the Company has no present intention to pay cash dividends. In the future, as the Company gains historical data for volatility of its own stock and the actual term over which employees hold its options, expected volatility and the expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, compensation recorded on future grants. The Company estimates the expected term for its employee option awards using the simplified method in accordance with Staff Accounting Bulletin 110, Certain Assumptions Used in Valuation Methods, because the Company does not have sufficient relevant historical information to develop reasonable expectations about future exercise patterns. The Company estimates the expected term for stock options and warrants awarded to its advisors and financial institutions using the contractual term. Expected volatility is calculated based on companies of similar growth and maturity and the

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Company’s peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data. The Company will continue to use peer group volatility information until historical volatility of the Company is relevant to measure expected volatility for future grants.

The Company has assumed an annualized forfeiture rate for its stock options and warrants based on a combined review of industry and employee turnover data, as well as an analytical review performed of historical pre-vesting forfeitures occurring over the previous year. The Company records additional expense if the actual forfeiture rate is lower than estimated and records a recovery of prior expense if the actual forfeiture is higher than estimated.

The following table summarizes the Company’s activity in its stock option and warrant plans for the years ended December 31, 2009, 2008 and 2007:

			Weighted
			Average
		Weighted-	Remaining	Aggregate
	Number of	Average	Contractual	Intrinsic
	Shares	Exercise Price	Term (Years)	Value
				(In thousands)

Outstanding — December 31, 2006	21,047,950	$1.64
Granted	760,650	23.51
Exercised	(47,180)	1.12
Forfeited	(13,340)	14.76

Outstanding — December 31, 2007	21,748,080	2.46
Granted	1,936,206	27.55
Exercised	(286,968)	2.04
Forfeited	(3,319,035)	2.59

Outstanding — December 31, 2008	20,078,283	4.87
Granted	3,209,361	21.32
Exercised	(256,795)	1.13
Forfeited	(328,380)	21.83

Outstanding — December 31, 2009	22,702,469	$6.99	5.00	$380,301

Exercisable — December 31, 2009	17,884,685	$2.64	3.91	$373,153

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information about outstanding stock options and warrants:

	Outstanding			Exercisable
		Weighted-
		Average	Weighted-		Weighted-
	Total	Remaining	Average		Average
	Number of	Life	Exercise	Number of	Exercise
Range of Exercise Prices	Shares	(Years)	Price	Shares	Price

At December 31, 2009:
$1.07 — $2.38	17,185,660	3.75	$1.74	17,185,660	$1.74
$10.30 — $19.74	952,164	8.90	18.30	90,262	15.00
$21.60 — $22.08	2,247,650	9.43	22.02	124,499	21.60
$23.02 — $27.80	2,316,995	8.43	26.68	484,264	27.34

	22,702,469	5.00	$6.99	17,884,685	$2.64

2008 Nonqualified Deferred Compensation Plan

On November 19, 2008, the Company established an unfunded, unsecured deferred compensation plan to permit employees and former employees that held non-qualified stock options issued under the 2005 Stock Option Plan for Incentive Stock Options and 2005 Stock Option Plan for Non-qualified Stock Options that were expiring in 2009 and 2010 to receive stock units of the 2008 Nonqualified Deferred Compensation Plan. Stock units represent the right to receive one share of common stock. Distribution will occur at the earliest of (a) December 31, 2012; (b) a change in control of the Company; or (c) death or disability of the participant. The issuance of stock units, which occurred in December 2008, is not taxable for federal and state income tax purposes until the participant receives a distribution under the deferred compensation plan. At December 31, 2009 and 2008, the Company had 2,823,452 stock units outstanding under the 2008 Nonqualified Deferred Compensation Plan.

Restricted Shares

The Company’s advisors participate in the fifth amended and restated 2000 Stock Bonus Plan (the “Stock Bonus Plan”), which provided for the grant and allocation of bonus credits. Each bonus credit represented the right to receive shares of common stock. Participation in the Stock Bonus Plan was dependent upon meeting certain eligibility criteria, and bonus credits were allocated to eligible participants based on certain performance metrics, including amount and type of commissions, as well as tenure. Bonus credits vested annually in equal increments over a three-year period and expired on the tenth anniversary following the date of grant. Unvested bonus credits held by advisors who terminated prior to vesting were forfeited and reallocated to other advisors eligible under the plan. In 2008, the Company amended and restated its Stock Bonus Plan to provide the advisors with physical ownership of common stock of the Company. Consequently, on December 28, 2008, the Company issued 7,423,973 restricted shares in exchange for bonus credits. These restricted shares may not be sold, assigned or transferred and are not entitled to receive dividends or non-cash distributions, until either a sale of the Company that constitutes a change in control or an initial public offering.

The Company accounts for restricted shares granted to its advisors by measuring such grants at their then-current lowest aggregate value. Since the value is contingent upon the Company’s decision to sell itself or issue its common stock to the public through a registered initial public offering, the current aggregate value will be zero until such event occurs. Upon the occurrence of such an event,

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

the Company will record the par value, additional paid in capital and expense based on the number of restricted shares under the stock bonus plan multiplied by the fair market value determined at the event date.

16.	Earnings per Share

In calculating earnings per share using the two-class method, the Company is required to allocate a portion of its earnings to employees that hold stock units that contain non-forfeitable rights to dividends or dividend equivalents under its 2008 Nonqualified Deferred Compensation Plan. Basic earnings per share is computed by dividing income less earnings attributable to employees that hold stock units under the 2008 Nonqualified Deferred Compensation Plan by the basic weighted average number of shares outstanding. Diluted earnings per share is computed in a manner similar to basic earnings per share, except the weighted average number of shares outstanding is increased to include the dilutive effect of outstanding stock options, warrants and other stock-based awards.

A reconciliation of the income used to compute basic and diluted earnings per share for the years noted was as follows:

	For The Year Ended December 31,
	2009	2008	2007
	(In thousands)

Basic earnings per share:
Net income, as reported	$47,520	$45,496	$61,069
Less: allocation of undistributed earnings to stock units	(919)	(4)	—

Net income, for computing basic earnings per share	$46,601	$45,492	$61,069

Diluted earnings per share:
Net income, as reported	$47,520	$45,496	$61,069
Less: allocation of undistributed earnings to stock units	(810)	(3)	—

Net income, for computing diluted earnings per share	$46,710	$45,493	$61,069

A reconciliation of the weighted average number of shares outstanding used to compute basic and diluted earnings per share for the years noted was as follows:

	For The Year Ended December 31,
	2009	2008	2007
	(In thousands)

Basic weighted average number of shares outstanding	86,649	86,447	84,950
Dilutive common share equivalents	11,845	13,887	14,149

Diluted weighted average number of shares outstanding	98,494	100,334	99,099

Basic and diluted earnings per share for the years noted was as follows:

	For The Year Ended December 31,
	2009	2008	2007

Basic earnings per share	$0.54	$0.53	$0.72
Diluted earnings per share	$0.47	$0.45	$0.62

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

17.	Employee and Advisor Benefit Plans

The Company participates in a 401(k) defined contribution plan sponsored by LPL Financial. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions were made to the 401(k) plan. For 2009, contributions were made in an amount equal to the lesser of 20% of the amount designated by the employee for withholding or 2% of the employee’s eligible compensation. For 2008 and 2007, contributions were made in an amount equal to the lesser of 50% of the amount designated by the employee for withholding or 5% of the employee’s eligible compensation. The Company’s total cost under the 401(k) plan was $1.7 million, $4.8 million and $3.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

On January 1, 2008, the Company adopted a non-qualified deferred compensation plan for the purpose of attracting and retaining advisors who operate, for tax purposes, as independent contractors, by providing an opportunity for participating advisors to defer receipt of a portion of their gross commissions generated primarily from commissions earned on the sale of various products. The deferred compensation plan has been fully funded to date by participant contributions. Plan assets are invested in mutual funds, which are held by the Company in a Rabbi Trust. The liability for benefits accrued under the non-qualified deferred compensation plan totaled $12.3 million at December 31, 2009, which is included in accounts payable and accrued liabilities in the consolidated statements of financial condition. The cash values of the related trust assets was $12.0 million at December 31, 2009, which is measured at fair value and included in other assets in the consolidated statements of financial condition.

Certain employees and advisors of the Company’s subsidiaries participated in non-qualified deferred compensation plans (the “Plans”) that permitted participants to defer portions of their compensation and earn interest on the deferred amounts. The Plans have been closed to new participants and no contributions have been made since the acquisition date. Plan assets are held by the Company in a Rabbi Trust and accounted for in the manner described above. As of December 31, 2009, the Company has recorded assets of approximately $0.8 million and liabilities of $1.6 million, which are included in other assets and accounts payable and accrued liabilities, respectively, in the consolidated statements of financial condition.

18.	Related Party Transactions

Alix Partners, LLP (“Alix Partners”), a company majority-owned by one of the Company’s Majority Holders, provides LPL Financial services pursuant to an agreement for interim management and consulting. The Company paid $0.6 million, $4.2 million and $0.9 million to AlixPartners during the years ended December 31, 2009, 2008 and 2007, respectively.

One of the Company’s Majority Holders owns a minority interest in Artisan Partners Limited Partnership (“Artisan”), which pays fees to LPL Financial in exchange for product distribution and record-keeping services. During the years ended December 31, 2009, 2008 and 2007, the Company earned $1.5 million, $1.6 million and $1.9 million, respectively, in fees from Artisan. Additionally, as of December 31, 2009 and 2008, Artisan owed the Company $0.5 million and $0.3 million, respectively, which is included in receivables from product sponsors, broker-dealers and clearing organizations on the consolidated statements of financial condition.

American Beacon Advisor, Inc. (“Beacon”), a company majority-owned by one of the Company’s Majority Holders, pays fees to LPL Financial in exchange for product distribution and record-keeping services. During the years ended December 31, 2009 and 2008, the Company earned $0.4 million and, $0.3 million, respectively, in fees from Beacon. Additionally, as of December 31, 2009 and 2008,

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Beacon owed the Company $0.1 million, which is included in receivables from product sponsors, broker-dealers and clearing organizations on the consolidated statements of financial condition.

Certain entities affiliated with SunGard Data Systems Inc. (“SunGard”), a company majority-owned by one of the Company’s Majority Holders, provide LPL Financial and MSC with data center recovery services. The Company paid $0.5 million to SunGard during the year ended December 31, 2009.

Blue Frog, a privately held technology company in which the Company holds an equity interest, provides LPL Financial with software licensing for annuity order entry and compliance. The Company paid $0.8 million and $0.3 million to Blue Frog for such services during the years ended December 31, 2009 and 2008, respectively.

In conjunction with the acquisition of UVEST, the Company made full-recourse loans to certain members of management (also selling stockholders), most of whom are now stockholders of the Company. As of December 31, 2009 and 2008, outstanding stockholder loans, which are reported as a deduction from stockholders’ equity, were approximately $0.5 million and $0.9 million, respectively.

19.	Net Capital/Regulatory Requirements

The Company’s registered broker-dealers are subject to the SEC’s Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined. Net capital is calculated for each broker-dealer subsidiary individually. Excess net capital of one broker-dealer subsidiary may not be used to offset a net capital deficiency of another broker-dealer subsidiary. Net capital and the related net capital requirement may fluctuate on a daily basis.

Net capital and net capital requirements for the Company’s broker-dealer subsidiaries as of December 31, 2009 are presented in the following table (in thousands):

	December 31, 2009
		Minimum
	Net	Net Capital	Excess Net
	Capital	Required	Capital

LPL Financial Corporation	$64,149	$6,221	$57,928
UVEST Financial Services Group, Inc.	10,099	1,673	8,426

Total	$74,248	$7,894	$66,354

In connection with the consolidation of the Affiliated Entities; Associated, MSC and WFG have ceased operations but continue to be required to meet certain regulatory requirements until such time that their broker-dealer license withdrawals are complete. At December 31, 2009, Associated, MSC and WFG had net capital of $7.6 million, $15.1 million and $3.0 million, respectively, which was $7.4 million, $14.7 million and $2.9 million, respectively, in excess of their minimum net capital requirements.

LPL Financial is a clearing broker-dealer and the remaining broker-dealer subsidiaries are introducing broker-dealers.

PTC is also subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

statements. As of December 31, 2009, the Company has met all capital adequacy requirements to which it is subject.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

20.	Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

LPL Financial’s client securities activities are transacted on either a cash or margin basis. In margin transactions, LPL Financial extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. As clients write options contracts or sell securities short, LPL Financial may incur losses if the clients do not fulfill their obligations and the collateral in the clients’ accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, LPL Financial monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

LPL Financial is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligation to LPL Financial. Clients are required to complete their transactions on the settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, LPL Financial may incur losses. LPL Financial has established procedures to reduce this risk by generally requiring that clients deposit cash and/or securities into their account prior to placing an order.

LPL Financial may at times maintain inventories in equity securities on both a long and short basis that are recorded on the consolidated statements of financial condition at market value. While long inventory positions represent LPL Financial’s ownership of securities, short inventory positions represent obligations of LPL Financial to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to LPL Financial as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by LPL Financial.

UVEST is engaged in buying and selling securities and other financial instruments for clients of advisors. Such transactions are introduced and cleared through a third-party clearing firm on a fully disclosed basis. While introducing broker-dealers generally have less risk than clearing firms, their clearing agreements expose them to credit risk in the event that their clients don’t fulfill contractual obligations with the clearing broker-dealer.

The Affiliated Entities were engaged in buying and selling securities and other financial instruments for clients of advisors. Such transactions were introduced and cleared through a third-party clearing firm on a fully disclosed basis. These firms no longer conduct such activities. The registered representatives and their client accounts have either transitioned or are in the process of transitioning to LPL Financial or to new firms.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

21.	Selected Quarterly Financial Data (Unaudited)

	2009
	(In thousands)
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenues	$643,040	$669,366	$702,378	$734,906
Net revenues	642,978	669,317	702,326	734,884
Gross margin(1)	200,447	205,329	221,144	218,006
Net income (loss)	$14,797	$15,581	$(1,456)	$18,598

	2008
	(In thousands)
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenues	$798,647	$814,947	$799,537	$703,999
Net revenues	798,449	814,720	799,341	703,839
Gross margin(1)	245,118	244,551	251,788	211,844
Net income	$11,665	$14,303	$17,168	$2,360

(1)	Gross margin is calculated as net revenues less production expenses. Production expenses consist of the following expense categories from the consolidated statements of income: (i) commissions and advisory fees and (ii) brokerage, clearing and exchange. All other expense categories, including depreciation and amortization, are considered general and administrative in nature. Because the Company’s gross margin amounts do not include any depreciation and amortization expense, the gross margin amounts may not be comparable to those of others in the Company’s industry.

22.	Subsequent Events

On May 24, 2010, the Company entered into a Third Amended and Restated Credit Agreement (the “Amended Credit Agreement”). The Amended Credit Agreement amends and restates the Company’s Second Amended and Restated Credit Agreement, dated as of June 18, 2007. Pursuant to the Amended Credit Agreement, the Company has established a new term loan tranche of $580.0 million maturing on June 28, 2017 (the “2017 Term Loans”). The Company also extended the maturity of a $500.0 million tranche of its term loan facility to June 25, 2015 (the “2015 Term Loans”), with the remaining $317.1 million tranche of the term loan facility maturing on the original maturity date of June 28, 2013 (the “2013 Term Loans”).

The applicable margin for borrowings with respect to the (a) 2013 Term Loans is currently 0.75% for base rate borrowings and 1.75% for LIBOR borrowings; (b) 2015 Term Loans is currently 1.75% for base rate borrowings and 2.75% for LIBOR borrowings, and (c) 2017 Term Loans is currently 2.75% for base rate borrowings and 3.75% for LIBOR borrowings. The applicable margin on our 2013 Term Loans could change depending on the Company’s credit rating. The LIBOR Rate with respect to the 2015 Term Loans and the 2017 Term Loans shall in no event be less than 1.50%.

On May 24, 2010, the Company gave notice of redemption of all of its outstanding Senior Subordinated Notes due 2015 (the “2015 Notes”), representing an aggregate principal amount of $550.0 million. The redemption price of the 2015 Notes was 105.375% of the outstanding aggregate principal amount, or approximately $29.6 million, plus accrued and unpaid interest thereon up to but not including June 22, 2010 (the “Redemption Date”). The Company redeemed the 2015 Notes on the

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Redemption Date using the proceeds from the new term loan tranche under its Amended Credit Agreement and additional cash on hand. The aggregate cash payment for the redemption, including accrued interest was approximately $610.4 million. The Company also recorded a pre-tax charge of $37.9 million in its consolidated statement of income in the second quarter of 2010 for the redemption of the 2015 Notes. This charge includes $29.6 million premium paid to redeem the 2015 Notes, $6.9 million in unamortized debt issuance costs associated with the 2015 Notes, and $1.4 million in legal and other costs associated with the issuance of the new term loan tranche.

          Shares

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

Morgan Stanley

BofA Merrill Lynch

J.P. Morgan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by the registrant. All amounts are estimated except the SEC registration fee and FINRA filing fee.

Amount

SEC registration fee		$42,780
FINRA filing fee		60,500
Stock exchange listing fee		25,000
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL enables a corporation in its original certificates of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions pursuant to Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

Section 145(a) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contedere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was lawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation generally provides that we will indemnify our directors and officers to the fullest extent permitted by law. Our certificate of incorporation also provides that the indemnification and advancement of expenses provided by, or granted pursuant to the certificate of incorporation are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or otherwise. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigation action, suit or proceeding for which indemnification or advancement of expenses is sought.

We have also entered into indemnification agreements with certain of our directors and officers. Such agreements generally provide for indemnification by reason of being our director or officer, as the case may be. These agreements are in addition to the indemnification provided by our charters and bylaws.

We also obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the registrant may, in such capacities, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Pursuant to the stockholders’ agreement entered into with certain stockholders, the company has agreed to indemnify such stockholders from certain liabilities incurred in connection with this registration statement.

The underwriting agreement we will enter into in connection with the offering of common stock described in this registration statement provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Also see “Undertakings.”

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold during the last three fiscal years. Within the last three years, the registrant has issued and sold the following securities:

•	On January 2, 2007, we issued 17 stockholders of UVEST an aggregate of 669,480 shares of common stock based on a stock valuation of $18.90 per share. These shares were issued and sold in connection with the UVEST acquisition in reliance upon the available exemptions from registration requirements of Section 4(2) of the Securities Act. Each stockholder was provided information about our finances, business and management in connection with the acquisition. The offering was made through direct communication with this small stockholder group in connection with our acquisition of UVEST. Each recipient became a party to our Stockholders’ Agreement, which prohibits the transfers of shares unless in compliance with the terms of the Stockholders’ Agreement and applicable securities laws. The shares of common stock issued contain restrictive legends.

•	On June 20, 2007, we issued 2,645,500 shares of our common stock to Pacific Select, LLC. These shares were issued in connection with a Purchase and Sale Agreement among Pacific Life Insurance Company, Pacific Select Group, LLC, the Company and LPL Holdings pursuant to which we acquired the Affiliated Entities from Pacific Select Group, LLC. These shares were issued in reliance upon the available exemptions from registration requirements of Section 4(2) of the Securities Act. Information about our finances, business and management was accessible to Pacific Select Group, LLC through materials provided in connection with the Purchase and Sale Agreement. Pacific Select Group, LLC is a party to our Stockholders’ Agreement, which prohibits the transfers of shares unless in compliance with the terms of the Stockholders’ Agreement and applicable securities laws. The shares of common stock issued contain restrictive legends.

•	On September 17, 2007, we issued 4,386 shares of our common stock to 21 credit unions, each of which were stockholders of XCU Capital Corporation, Inc. (“XCU”). These shares were issued in connection with an Institution Transfer Agreement with XCU and its parent, XCU Corporation, Inc. pursuant to which we acquired the rights related to business relationships with certain institutions from XCU. These shares were issued in reliance upon the available exemptions from registration requirements of Section 4(2) of the Securities Act. Information about our finances, business and management was accessible to these sophisticated institutions through our annual and quarterly reports filed pursuant to the Exchange Act and through materials provided in connection with the Institution Transfer Agreement. The offering was made through direct communication with these sophisticated institutions. Each recipient became a party to our Stockholders’ Agreement, which prohibits the transfers of shares unless in compliance with the terms of the Stockholders’ Agreement and applicable securities laws. The shares of common stock issued contain restrictive legends.

•	On March 14, 2008, we issued and sold to a trust affiliated with our director, Jeffrey Stiefler, 71,942 shares of our common stock, at a price per share of $27.80. On March 14, 2008, our director, James Riepe, and an affiliated trust, each acquired 35,971 shares of our common stock at a price per share of $27.80. The transactions were conducted in reliance upon the available exemptions from the registration requirements of Section 4(2) of the Securities Act. Both directors are accredited investors. As directors, each has access to information about our finances, business and management. The directors and affiliated trusts are parties to our Stockholders’ Agreement, which prohibits the transfers of shares unless in compliance with the terms of the Stockholders’ Agreement and applicable securities laws. The shares of common stock issued contain restrictive legends.

•	On June 10, 2008, we issued incentive equity awards in the form of warrants to 44 credit unions and banks, each of which is an accredited investor, to purchase up to an aggregate total of 9,575 shares of our common stock at an exercise price per share of $27.17, pursuant to our 2008 Financial Institution Incentive Plan. These warrants were issued in reliance upon the available exemptions from registration requirements of Section 4(2) of the Securities Act and pursuant to Rule 506 of Regulation D promulgated under the Securities Act. This issuance was not for purposes of raising capital and no consideration was paid by the credit unions or banks. Each credit union and bank had an established relationship with us prior to the issuance. In addition, information about our finances, business and management was accessible to the credit unions and banks through our annual and quarterly reports filed pursuant to the Exchange Act. The common stock issuable upon exercise of these warrants is subject to our Stockholders’ Agreement, which prohibits the transfers of these shares unless in compliance with the terms of the Stockholders’ Agreement and applicable securities laws. Shares issued upon exercise of these warrants contain restrictive legends.

•	On June 13, 2008, we issued incentive equity awards in the form of warrants to one credit union and one bank, each of which is an accredited investor, to purchase up to an aggregate total of 579 shares of our common stock at an exercise price per share of $27.17, pursuant to our 2008 Financial Institution Incentive Plan. These warrants were issued in reliance upon the available exemptions from registration requirements of Section 4(2) of the Securities Act and pursuant to Rule 506 of Regulation D promulgated under the Securities Act. This issuance was not for purposes of raising capital and no consideration was paid by the credit union or bank. The credit union and bank had an established relationship with us prior to the issuance. In addition, information about our finances, business and management was accessible to the credit union and bank through our annual and quarterly reports filed pursuant to the Exchange Act. The common stock issuable upon exercise of these warrants is subject to our Stockholders’ Agreement, which prohibits the transfers of these shares unless in compliance with the terms of the Stockholders’ Agreement and applicable securities laws. Shares issued upon exercise of these warrants contain restrictive legends.

•	On December 28, 2008, we issued 7,423,973 restricted shares to our advisors who held bonus credits under our fifth amended and restated 2000 Stock Bonus Plan. These restricted shares may not be sold, assigned or transferred and are not entitled to receive dividends or non-cash distributions, until either a sale of the company that constitutes a change in control or an initial public offering. No consideration was paid to the registrant by any recipient of any of the recipient shares. The transactions were conducted in reliance upon the available exemptions from registration requirements of the Securities Act, including those contained in Section 3(a)(9).

•	On December 31, 2008, we issued 2,823,452 restricted stock units under our 2008 Nonqualified Deferred Compensation Plan to certain employees. These restricted stock units were issued to holders of options issued under our 2005 Stock Option Plan for Non-Qualified Stock Options and our 2005 Stock Option Plan for Incentive Stock Options, that were expiring in 2009 and 2010. No consideration was paid to the registrant by any recipient of any of the restricted stock units. The transactions were conducted in reliance upon the available exemptions from registration requirements of the Securities Act, including those contained in Section 3(a)(9).

•	On February 19, 2009, we issued incentive equity awards in the form of warrants to 57 credit unions and banks, each of which is an accredited investor, to purchase up to an aggregate total of 12,362 shares of our common stock at an exercise price per share of $18.04, pursuant to our 2008 Financial Institution Incentive Plan. These warrants were issued in reliance upon the available exemptions from registration requirements of Section 4(2) of the Securities Act and pursuant Rule 506 of Regulation D promulgated under the Securities Act. This issuance was not for the purposes of raising capital and no consideration was paid by the credit unions or banks. Each credit union and bank had an established relationship with us prior to the issuance. In addition, information about our finances, business and management was accessible to the credit unions and banks through our annual and quarterly reports filed pursuant to the Exchange Act. The common stock issuable upon exercise of these warrants is subject to our Stockholders’ Agreement, which prohibits the transfers of these shares unless in compliance with the terms of the Stockholders’ Agreement and applicable securities laws. Shares issued upon exercise of these warrants contain restrictive legends.

•	On November 4, 2009, we issued incentive equity awards in the form of warrants to 44 credit unions and banks, each of which is an accredited investor, to purchase up to an aggregate total of 18,763 shares of our common stock at an exercise price per share of $23.02, pursuant to our 2008 Financial Institution Incentive Plan. These warrants were issued in reliance upon the available exemptions from registration requirements of Section 4(2) of the Securities Act and pursuant to Rule 506 of Regulation D promulgated under the Securities Act. This issuance was not for the purposes of raising capital and no consideration was paid by the credit unions or banks. Each credit union and bank had an established relationship with us prior to the issuance. In addition, information about our finances, business and management was accessible to the credit unions and banks through our annual and quarterly reports filed pursuant to the Exchange Act. The common stock issuable upon exercise of these warrants is subject to our Stockholders’ Agreement, which prohibits the transfers of these shares unless in compliance with the terms of the Stockholders’ Agreement and applicable securities laws. Shares issued upon exercise of these warrants contain restrictive legends.

There were no underwritten offerings employed in connection with any of the transactions set forth above.

Item 16.	Exhibits and Financial Statement Schedules.

(a)  Exhibits

Number		Description

1.1		Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation (to be effective upon completion of this offering)
3	.2*	Second Amended and Restated Bylaws (to be effective upon completion of this offering)
4	.1*	Specimen common stock certificate
4.2		Stockholders’ Agreement, dated as of December 28, 2005, among LPLIH Investment Holdings Inc., LPL Holdings, Inc. and other stockholders party thereto (1)
4.3		Fifth Amended and Restated LPL Investment Holdings Inc. 2000 Stock Bonus Plan (6)
5	.1*	Opinion of Ropes & Gray LLP
10.1		2005 Stock Option Plan for Incentive Stock Options (2)
10.2		2005 Stock Option Plan for Nonqualified Stock Options (2)
10.3		Executive Employment Agreement between Mark S. Casady and LPL Holdings, Inc., dated December 28, 2005 (2)
10.4		Executive Employment Agreement between Esther M. Stearns and LPL Holdings, Inc., dated December 28, 2005 (2)
10.5		Executive Employment Agreement between William E. Dwyer III and LPL Holdings, Inc., dated December 28, 2005 (2)
10	.6**	Executive Employment Agreement between Dan H. Arnold and UVEST Financial Services Group Inc. dated January 2, 2007
10	.7**	Amendment dated September 28, 2009 to the Executive Employment Agreement between Dan H. Arnold and UVEST Financial Services Group Inc. dated January 2, 2007
10	.8**	Executive Employment Agreement between Stephanie L. Brown and LPL Holdings, Inc., dated December 28, 2005
10	.9**	Executive Employment Agreement between Jonathan G. Eaton and LPL Holdings, Inc., dated December 28, 2005
10.10		Form of Indemnification Agreement
10.11		LPL Investment Holdings Inc. 2008 Stock Option Plan (3)
10	.12**	Form of LPL Investment Holdings Inc. Stock Option Agreement
10.13		2008 Nonqualified Deferred Compensation Plan (5)
10.14		LPL Investment Holdings Inc. Advisor Incentive Plan (4)
10	.15**	LPL Investment Holdings Inc. 2008 Financial Institution Incentive Plan

Number		Description

10.16		LPL Investment Holdings Inc. and Affiliates Corporate Executive Bonus Plan, approved on March 15, 2010 (9)
10	.17**	Thomson Transaction Services Master Subscription Agreement dated as of January 5, 2009 between LPL Financial Corporation and Thomson Financial LLC
10.18		Third Amended and Restated Credit Agreement, dated as of May 24, 2010, by and among LPL Investment Holdings Inc., LPL Holdings, Inc., the several lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc. as administrative agent, and Morgan Stanley & Co. as collateral agent (10)
10.19		2010 Omnibus Equity Incentive Plan
10	.20*	Form of 2010 Omnibus Equity Incentive Plan Option Agreement
21.1		List of Subsidiaries of LPL Investment Holdings Inc. (8)
23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm
23	.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney

(1)	Incorporated by reference to the Amendment No. 1 to Registration Statement on Form 10 of the Company filed on July 10, 2007.

(2)	Incorporated by reference to the Registration Statement on Form 10 of the Company filed on April 30, 2007.

(3)	Incorporated by reference to the Form 8-K filed on February 21, 2008.

(4)	Incorporated by reference to the Form S-8 on June 5, 2008.

(5)	Incorporated by reference to the Form 8-K filed on November 25, 2008.

(6)	Incorporated by reference to the Form 8-K filed on December 18, 2008.

(7)	Incorporated by reference to the Form 10-Q filed on May 14, 2009.

(8)	Incorporated by reference to the Form 10-K filed on March 9, 2010.

(9)	Incorporated by reference to the Schedule 14A filed on April 27, 2010.

(10)	Incorporated by reference to the Form 8-K filed on May 28, 2010.

*	To be filed by amendment

**	Previously filed

†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, The Commonwealth of Massachusetts, on the 9th day of July, 2010.

LPL Investment Holdings Inc.

By:	/s/ Mark S. Casady
Mark S. Casady
Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Mark S. Casady	Chief Executive Officer and Chairman (Principal Executive Officer)	July 9, 2010

* Robert J. Moore	Chief Financial Officer (Principal Financial Officer)	July 9, 2010

* Thomas D. Lux	Chief Accounting Officer (Principal Accounting Officer)	July 9, 2010

* John J. Brennan	Director	July 9, 2010

* Richard W. Boyce	Director	July 9, 2010

* James S. Putnam	Director, Vice Chairman	July 9, 2010

* Erik D. Ragatz	Director	July 9, 2010

* James S. Riepe	Director	July 9, 2010

* Richard P. Schifter	Director	July 9, 2010

* Jeffrey E. Stiefler	Director	July 9, 2010

Signature		Title	Date

* Allen R. Thorpe		Director	July 9, 2010

*By:	/s/ Mark S. Casady Mark S. Casady Attorney-in-fact